
08045263

Kodak

Eastman Kodak Company 2007 Annual Report on Form 10-K and Notice of 2008 Annual Meeting and Proxy Statement

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2007 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 1-87

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY	**16-0417150**
(State of incorporation)	(IRS Employer Identification No.)
343 STATE STREET, ROCHESTER, NEW YORK	**14650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 585-724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X]   Accelerated filer [ ]   Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ]   No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2007, was approximately $8.8 billion. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 21, 2008 was 288,145,863 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

PART III OF FORM 10-K

The following items in Part III of this Form 10-K incorporate by reference information from the Notice of 2008 Annual Meeting and Proxy Statement:

Item 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 11 - EXECUTIVE COMPENSATION

Item 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Eastman Kodak Company (the Company or Kodak) is the world's foremost imaging innovator, providing imaging technology products and services to the photographic and graphic communications markets. When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to Eastman Kodak Company. The Company's products span:

- Digital cameras and accessories
- Consumer inkjet printers and media
- Digital picture frames
- Retail printing kiosks and related media
- On-line imaging services
- Prepress equipment and consumables
- Workflow software for commercial printing
- Electrophotographic equipment and consumables
- Inkjet printing systems
- Document scanners
- Origination and print films for the entertainment industry
- Consumer and professional photographic film
- Photographic paper and processing chemicals
- Wholesale photofinishing services

Kodak was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. The Company is headquartered in Rochester, New York.

This year Kodak substantially completed a four-year corporate restructuring and our 2007 results begin to reflect the benefits. We have a traditional business with a sustainable business model as a result of taking costs out ahead of the market decline. We have a strong digital portfolio with differentiated products in growing markets where our unique technology and brand allows us to have leading market positions.

Going forward, we are poised to achieve sustainable, profitable growth through portfolio expansion in our digital capture businesses and significant growth in our output businesses. These businesses will be built by continuing to create competitive solutions from a unique intellectual property portfolio combining materials science and digital image science.

During 2007, all key digital businesses grew and our digital profitability grew faster than total company revenue. We made significant improvement in our digital earnings from operations, and continue to see strong cash flow and earnings from our traditional businesses. We achieved market success with the new product launch of consumer inkjet printers, made great progress on the introduction of CMOS technology and products and drove top-line growth in the Graphic Communications Group through product line extension and entering new markets. We made significant progress toward installing our target cost model by substantially completing the corporate restructuring, reducing costs ahead of the decline in our traditional businesses, improving our go-to-market structure while taking out more than one percentage point of selling, general and administrative expenses ("SG&A") costs as a percent of sales, and significantly improving our digital portfolio profitability. To ensure our future, we continued to make significant research and development ("R&D") investments in key focus areas. We completed the sale of the Health Group and ended the year with a strong balance sheet.

For 2008, the Company will focus on the following key metrics:

- Cash generation before dividends
- Growth in revenue from the Consumer Digital Imaging Group and the Graphic Communications Group
- Growth in earnings from operations

In addition, the 2008 Strategic Imperatives include:

- Driving unit growth in digital output businesses for future annuities
- Margin enhancement in our digital capture businesses
- Cash generation from our traditional businesses, utilizing cost efficiencies to address industry demand declines
- Execution excellence to drive productivity gains

Reportable Segments

As of and for the year ended December 31, 2007, the Company reported financial information for three reportable segments: Consumer Digital Imaging Group (CDG), Film Products Group (FPG), and Graphic Communications Group (GCG). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other.

The following business discussion is based on the three reportable segments and All Other as they were structured as of and for the year ended December 31, 2007. The Company's sales, earnings and assets by reportable segment for these three reportable segments and All Other for each of the past three years are shown in Note 24, "Segment Information."

Consumer Digital Imaging Group (CDG) Segment

Sales from continuing operations of the CDG segment for 2007, 2006 and 2005 were (in millions) $4,631, $4,711, and $5,646, respectively.

The Company is a global leader in providing digital photography products and services for consumer markets. Kodak holds top three market shares in many major categories in which it participates, such as digital still cameras, retail printing, and digital picture frames.

CDG's mission is to enhance people's lives and social interactions through the capabilities of digital imaging technology, combined with Kodak's unique consumer knowledge, brand and intellectual property. This focus has led to a full range of product and service offerings to the consumer. CDG's strategy is to extend picture taking, picture search/organizing, creativity, sharing and printing to bring innovative new experiences to consumers – in ways that extend Kodak's legendary heritage in ease of use.

Digital Products: Consumer digital products include digital cameras, digital picture frames, home imaging accessory products, and snapshot printers and printer media. These product lines fuel Kodak's participation in the high revenue growth imaging device and accessory markets. Products are sold directly to retailers or distributors, and are also available to customers through the Internet at the Kodak store (www.kodak.com). Kodak's full line of camera products and accessories enable the consumer to personalize their digital camera and their photographic experience. In January 2007 Kodak introduced a new line of Digital Picture Frames that play customizable slideshows of pictures and videos that can be set to music.

Retail Printing: In January 2007, the Retail Printing Group was redefined to manage Kodak's complete set of digital printing hardware, media and infrastructure offerings to retailers. This consolidation enabled a complete set of resources to be applied to bringing innovative service products to retailers, and as such added scale and stability to CDG's ongoing revenue, cash flows and earnings. Kodak's product and service offerings to retailers include retail kiosks, color paper, processing chemistry, retail store merchandising and identity programs, after sale service and support, web infrastructure support, and wholesale printing services. Kodak Picture Kiosks and associated media, with approximately 90,000 installations worldwide, are sold directly to major retailers and provide consumers with a flexible array of output products from their digital images. These products include high-quality custom printed products, and the ability to automatically create collages and interactive, picture-movie DVDs set to music.

Online Imaging Services: Kodak Gallery, which has more than 50 million members, is a leading online merchandise and sharing service in the category. The Kodakgallery.com site provides consumers with a secure and easy way to view, store and share their photos with friends and family, and to receive Kodak prints and other creative products from their pictures, such as photo books, frames, calendars, and a host of other personalized merchandise. In 2006, Kodak entered a partnership to develop and sell a line of branded Martha Stewart photo products on Kodak Gallery. Products are distributed directly to consumers' homes, or through relationships with major retailers. Additionally, the site is a chosen partner for leading companies such as Adobe, Apple, Microsoft, and Amazon.

Kodak also distributes Kodak EasyShare desktop software at no charge to consumers, which provides easy organization and editing tools, and unifies the experience between digital cameras, home printers, and the Kodak Gallery services.

Imaging Sensors: Kodak's line of CCD and CMOS sensors provides an attractive market opportunity, including mobile, automotive, industrial and professional imaging sectors. Kodak has leading sensor architecture intellectual property positions, and operates with an "asset light" manufacturing strategy that includes partnerships with key industry players for large-scale semiconductor manufacturing.

All-in-One Inkjet Printers: In February 2007, Kodak introduced the Kodak All-in-One Inkjet Printing System as a major initiative to drive future revenue growth and earnings. Four key components enable an expected breakthrough market entry: 1) a proprietary high-speed inkjet printing system; 2) nanoparticle pigment-based inks; 3) instant-dry, porous papers; and 4) Kodak's unique Image Science technologies. Additionally, the system is designed with a permanent print head. This unique offering is targeting the high-volume document and photo printer market with a breakthrough value proposition delivering lower cost per printed page as compared with competitive products. The inkjet operating model leverages Kodak technology and the efficiency of the current industry infrastructure to achieve an "asset light" approach to deliver this unmatched value proposition to the marketplace.

Marketing and Competition: The Company faces competition from other online service companies, consumer electronics and printer companies in the markets in which it competes, generally competing on price and technological advances. Rapid price declines shortly after product introduction are common in this environment, as producers are continually introducing new models with enhanced capabilities, such as improved resolution and/or optical systems in cameras.

The key elements of CDG's marketing strategy emphasize ease of use, quality and the complete solution offered by Kodak products and services. This is communicated through a combination of in-store presentation, online marketing, and advertising. The Company's advertising programs actively promote the segment's products and services in its various markets, and its principal trademarks, trade dress, and corporate symbol are widely used and recognized. Kodak is frequently noted by trade and business publications as one of the most recognized and respected brands in the world.

The Company's strategy to address the decline in the market for color photographic papers is to offer a variety of color paper formulations designed to optimize digital printing workflows in consumer and professional photo processing labs. The Company also offers to professional and commercial labs an industry-leading family of digital workflow software designed to improve their workflows and enhance our position as a leading supplier of consumables.

Film Products Group (FPG) Segment

Sales from continuing operations of the FPG segment for 2007, 2006 and 2005 were (in millions) $1,968, $2,312, and $2,841, respectively.

This segment is composed of traditional photographic products and services used to create motion pictures, and for consumer, professional and industrial imaging applications. The Company manufactures and markets films (motion picture, consumer, professional, industrial and aerial), and one-time-use and re-loadable film cameras.

The market for consumer and professional films and certain industrial and aerial films are in decline and are expected to continue to decline due to digital substitution. The market for motion picture films, however, has remained relatively stable, with any significant impact from digital substitution still expected to evolve sometime into the future. The future impact of digital substitution on the motion picture film market is difficult to predict due to a number of factors, including the pace of digital technology adoption in major world markets, the underlying economic strength or weakness in these markets, the timing of digital infrastructure installation, and the ability to finance the installation of digital systems.

Marketing and Competition: The fundamental elements of the Company's strategy with respect to the photographic products in this segment are to create a sustainable business model, serving customers for traditional products while aggressively managing our cost structure for those businesses that are in decline. Selective innovation plays a key element in this strategy.

The Company's strategy for the Entertainment Imaging business is to sustain motion picture film's position as the pre-eminent capture medium for the creation of motion pictures, television dramas, and commercials. Selective investments to improve film's superior image capture and quality characteristics are part of this strategy. Kodak has the leading share of the origination film market by a significant margin, led by the widely-acclaimed and Oscar-award-winning VISION2 series of motion picture films and the positive reception of our recently introduced VISION3 motion picture film.

The distribution of motion pictures to theaters on print film is another important element of the business, one in which the Company continues to be widely recognized as the market leader. Price competition is a bigger factor in this segment of the motion picture market, but the Company continues to maintain the leading share position, with several multi-year agreements with the major studios.

Throughout the world, most Entertainment Imaging products are sold directly to studios, laboratories, independent filmmakers or production companies. Quality and availability are important factors for these products, which are sold in a price competitive environment. As the industry moves to digital formats, the Company anticipates that it will face new competitors, including some of its current customers and other electronics manufacturers.

In the consumer and professional film markets, Kodak continues to maintain the leading worldwide share position despite continuing strong competition as the market declines, through ongoing product innovation and customer relations and service. In 2007, product innovations included upgrades to select consumer films, one-time-use cameras, and professional films. These products were introduced worldwide and won significant acclaim and industry awards, especially among professional photographers. The continuing industry consolidation, along with the retailers' move towards carrying fewer brands on their shelves, has enabled the Company to secure a number of preferred contract renewals with leading retailers in Europe and North America, strengthening our position.

Traditional film products and services for the consumer market are sold throughout the world, both direct to retailers and, increasingly, through distributors. Price competition continues to exist in all marketplaces. To be more cost competitive with its traditional film product offerings, the Company has rationalized capacity and restructured its go-to-market model. Digital substitution has led to substantial declines in film usage throughout most of the world. However, surveys conducted in the U.S. and Europe during 2007 have indicated that the majority of professional photographers will continue to use film, in addition to digital.

Graphic Communications Group (GCG) Segment

Sales from continuing operations of the Graphic Communications Group segment for 2007, 2006 and 2005 were (in millions) $3,590, $3,477, and $2,825, respectively.

The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper, and digital service bureau market segments with a range of software, media, and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning, and multi-vendor IT services. Products include digital and traditional prepress equipment and consumables, including plates, chemistry, and media; workflow software and digital controller development; color and black and white electrophotographic equipment and consumables; high-speed, high-volume continuous inkjet printing systems; wide-format inkjet inks and media; high-speed production and workgroup document scanners; and micrographic peripherals and media (including micrographic films). GCG also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

Marketing and Competition: Throughout the world, graphic communications products are sold through a variety of direct and indirect channels. The end users of these products include businesses in the commercial printing, data center, in-plant and digital service provider market segments. While there is price competition, the Company has generally been able to maintain price by adding more attractive features to its products through technological advances. The Company has developed a wide-ranging portfolio of digital products — workflow, equipment, media, and services to meet the needs of customers who are interested in converting from analog to digital technology. Maintenance and professional services for the Company's products are sold either through product distribution channels or directly to the end users. In addition, a range of inkjet products for digital printing and proofing are sold through direct and indirect means. Document scanners are sold primarily through a two-tiered distribution channel to a number of different industries.

The growth in digital solutions has negatively affected revenues from traditional graphic arts films, analog plates and other traditional products. As a result, the Company has become more active in digital printing products, software and services in order to participate in these growth segments. The Company remains competitive by focusing on developing digital solutions based on inkjet, thermal and electrophotographic technologies including comprehensive workflow, training, and service systems.

All Other

Sales from continuing operations comprising All Other for 2007, 2006 and 2005 were (in millions) $112, $68, and $83, respectively.

All Other is composed of the Company's display business and other small, miscellaneous businesses.

Discontinued Operations – Health Group

On April 30, 2007 the Company closed on the sale of its Health Group to Onex Healthcare Holdings, Inc., a subsidiary of Onex Corporation. Approximately 8,100 employees of the Company associated with the Health Group transitioned to Carestream Health Inc. as part of the transaction. Also included in the sale were manufacturing operations focused on the production of health imaging products, as well as an office building in Rochester, NY. The results of the sale and operations for the Health Group are presented as discontinued operations in the Consolidated Statement of Operations. All prior periods have been revised for comparison purposes. See Note 23, "Discontinued Operations" in the Notes to Financial Statements for further discussion.

Financial Information by Geographic Area

Financial information by geographic area for the past three years is shown in Note 24, "Segment Information."

Raw Materials

The raw materials used by the Company are many and varied, and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. The Company procures raw aluminum coils from several suppliers on a spot basis or under contracts generally in place over the next one to three years. Silver is one of the essential materials used in the manufacture of films and papers. The Company purchases silver from numerous suppliers under annual agreements or on a spot basis. Paper base is an essential material in the manufacture of photographic papers. The Company has contracts to acquire paper base from certified photographic paper suppliers over the next several years.

Seasonality of Business

Sales and earnings of the CDG segment are linked to the timing of holidays, vacations and other leisure or gifting seasons. In 2007, sales of digital products were highest in the last four months of the year. Digital capture and consumer inkjet printing products have experienced peak sales in this period as a result of the December holidays. Sales are normally lowest in the first quarter due to the absence of holidays and fewer picture-taking opportunities during that time. These trends are expected to continue as the Company continues to experience growth in sales of digital products.

Sales and earnings of the FPG segment are linked to the timing of holidays, vacations and other leisure activities. Sales and earnings are normally strongest in the second and third quarters as demand is high due to heavy vacation activity, events such as weddings and graduations, and the summer motion picture season.

Sales and earnings of the GCG segment exhibit modestly higher levels in the fourth quarter. This is driven primarily by the sales of continuous inkjet, electrophotographic printing, and document scanner products due to seasonal customer demand linked to commercial year-end advertising processes.

Research and Development

Through the years, the Company has engaged in extensive and productive efforts in research and development.

Research and development expenditures for the Company's three reportable segments and All Other were as follows:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Consumer Digital Imaging Group	$ 248	$ 281	$ 300
Film Products Group	29	33	63
Graphic Communications Group	205	200	281
All Other	53	64	95
Total	$ 535	$ 578	$ 739

Research and development is headquartered in Rochester, New York. Other U.S. groups are located in Boston, Massachusetts; New Haven, Connecticut; and San Jose, Emeryville, and San Diego, California. Outside the U.S., groups are located in England, France, Israel, Germany, Japan, China, and Singapore. These groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

It has been the Company's general practice to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to the Company's ability to provide leadership products and to generate revenue from licensing. The Company holds portfolios of patents in several areas important to its business, including digital cameras and image sensors; network photo sharing and fulfillment; flexographic and lithographic printing plates and systems; digital printing workflow and color management proofing systems; color and black and white electrophotographic printing systems; wide-format, continuous, and consumer inkjet printers; inkjet inks and media; thermal dye transfer and dye sublimation printing systems; digital cinema; color negative films, processing and papers; and organic light-emitting diodes. Each of these areas is important to existing and emerging business opportunities that bear directly on the Company's overall business performance.

The Company's major products are not dependent upon one single, material patent. Rather, the technologies that underlie the Company's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent or group of patents the expiration of which is expected to have a material impact on the Company's results of operations.

Environmental Protection

The Company is subject to various laws and governmental regulations concerning environmental matters. The U.S. federal environmental legislation and state regulatory programs having an impact on the Company include the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the NY State Chemical Bulk Storage Regulations and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the Superfund Law).

It is the Company's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. The Company continues to engage in programs for environmental, health and safety protection and control.

Based upon information presently available, future costs associated with environmental compliance are not expected to have a material effect on the Company's capital expenditures, earnings or competitive position. However, such costs could be material to results of operations in a particular future quarter or year.

Environmental protection is further discussed in Note 11, "Commitments and Contingencies," in the Notes to Financial Statements.

Employment

At the end of 2007, the Company employed the full time equivalent of approximately 26,900 people, of whom approximately 14,200 were employed in the U.S. The actual number of employees may be greater because some individuals work part time.

Available Information

The Company files many reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through the Company's website at www.Kodak.com. To reach the SEC filings, follow the links to Investor Center, and then SEC Filings. The Company also makes available its annual report to shareholders and proxy statement free of charge through its website.

We have included the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this report. We have also included these certifications with the Form 10-K for the year ended December 31, 2006 filed on March 1, 2007. Additionally, we filed with the New York Stock Exchange (NYSE) the CEO certification, dated June 4, 2007, regarding our compliance with the NYSE's corporate governance listing standards pursuant to Section 303A.12(a) of the listing standards, and indicated that the CEO was not aware of any violations of the listing standards by the Company.

ITEM 1A. RISK FACTORS

If we do not effectively execute on our growth initiatives, our financial performance could be adversely affected.

The Company participates in digital product markets dominated by a few, large competitors with broad, well-established distribution channels and supplier arrangements. Achievement of scale, in those markets where Kodak has nascent, but growing, businesses, is necessary for the Company to successfully compete in these markets. The Company's failure to obtain sustainable growth in these businesses could adversely affect the Company's financial performance.

If we fail to comply with the covenants contained in our Secured Credit Agreement, including the two financial covenants, our ability to meet our financial obligations could be severely impaired.

There are affirmative, negative and financial covenants contained in the Company's Secured Credit Agreement. These covenants are typical for a secured credit agreement of this nature. The Company's failure to comply with these covenants could result in a default under the Secured Credit Agreement. If an event of default was to occur and is not waived by the lenders, then all outstanding debt, letters of credit, interest and other payments under the Secured Credit Agreement could become immediately due and payable and any unused borrowing availability under the revolving credit facility of the Secured Credit Agreement could be terminated by the lenders. The failure of the Company to repay any accelerated debt under the Secured Credit Agreement could result in acceleration of the majority of the Company's unsecured outstanding debt obligations.

If we cannot effectively anticipate technology trends and develop new products to respond to changing customer preferences, this could adversely affect our revenues.

Due to changes in technology and customer preferences, the market for traditional photography products and services is in decline. In its Film Products Group, the Company continues to experience declines in customer demand for film products, consistent with industry trends. Management has developed initiatives to address the anticipated impact of these trends on the Company's performance. In addition, the Company's product development efforts are focused on digital capture devices (digital cameras and scanners) designed to improve the image acquisition or digitalization process, software products designed to enhance and simplify the digital workflow, output devices (thermal and inkjet printers and commercial printing systems and solutions) designed to produce high quality documents and images, and media (thermal and silver halide) optimized for digital workflows. Kodak's success depends in part on its ability to develop and introduce new products and services in a timely manner that keep pace with technological developments and that are accepted in the market. The Company continues to introduce new consumer and commercial digital product offerings. However, there can be no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements. In addition, if the Company is unable to anticipate and develop improvements to its current technology, to adapt its products to changing customer preferences or requirements or to continue to produce high quality products in a timely and cost-effective manner in order to compete with products offered by its competitors, this could adversely affect the revenues of the Company.

If we cannot continue to license or enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights our revenue, earnings and expenses may be adversely impacted.

Kodak relies upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with its employees, customers, suppliers and other parties, to establish, maintain and enforce its intellectual property rights. Any of the Company's direct or indirect intellectual property rights could, however, be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit the Company to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, Kodak may be unable to protect its proprietary technology adequately against unauthorized third party copying or use, which could adversely affect its competitive position. Also, because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Kodak has made substantial investments in new, proprietary technologies and has filed patent applications and obtained patents to protect its intellectual property rights in these technologies as well as the interests of the Company's licensees. The execution and enforcement of licensing agreements protects the Company's intellectual property rights and provides a revenue stream in the form of royalties that enables Kodak to further innovate and provide the marketplace with new products and services. There is no assurance that such measures alone will be adequate to protect the Company's intellectual property. The Company's ability to execute its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak's failure to develop and properly manage new intellectual property could adversely affect the Company's market positions and business opportunities. Furthermore, the Company's failure to identify and implement licensing programs, including identifying appropriate licensees, could adversely affect the profitability of Kodak's operations.

Finally, third parties may claim that the Company or customers indemnified by Kodak are infringing upon their intellectual property rights. Such claims may be made by competitors seeking to block or limit Kodak's access to digital markets. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies like Kodak. Even if Kodak believes that the claims are without merit, the claims can be time-consuming and costly to defend and distract management's attention and resources. Claims of intellectual property infringement also might require the Company to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting Kodak from marketing or selling certain of its products. Even if the Company has an agreement to indemnify it against such costs, the indemnifying party may be unable to uphold its contractual agreement to Kodak. If we cannot or do not license the infringed technology at all, license the technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

If we cannot attract, retain and motivate key employees, our business could be harmed.

In order for the Company to be successful, we must continue to attract, retain and motivate executives and other key employees, including technical, managerial, marketing, sales, research and support positions. Hiring and retaining qualified executives, research professionals, and qualified sales representatives are critical to the Company's future and competition for experienced employees in the industries in which we compete can be intense. The market for employees with digital skills is highly competitive and therefore the Company's ability to attract such talent will depend on a number of factors, including compensation and benefits, work location and persuading potential employees that the Company is well-positioned for success in the new digital markets Kodak has and will enter. The Company also must keep employees focused on the strategic initiatives and goals in order to be successful. If we cannot attract properly qualified individuals, retain key executives and employees or motivate our employees, our business could be harmed.

System integration issues could adversely affect our revenue and earnings.

Portions of our IT infrastructure may experience interruptions, delays or cessations of service or product errors in connection with systems integration or migration work that takes place from time to time; in particular, installation of SAP within our Graphic Communications Group. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruption could adversely affect our ability to fulfill orders and interrupt other processes. Delayed sales, higher costs or lost customers resulting from these disruptions could adversely affect our financial results and reputation.

Our inability to effectively complete, integrate and manage acquisitions, divestitures and other significant transactions could adversely impact our business performance including our financial results.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing transactions ("transactions") and enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates for and successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks of transactions can be more pronounced for larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may, have a material adverse effect on our revenue, gross margin and profitability.

In 2005, Kodak completed two large business acquisitions in its Graphic Communications Group segment in order to strengthen and diversify its portfolio of businesses, while establishing itself as a leader in the graphic communications market. The Company has substantially completed its extensive restructuring of its traditional manufacturing and corporate infrastructure, but will need to continue to rationalize all items of cost to remain competitive. In the event that Kodak fails to effectively manage the continuing decline of its more traditional businesses while simultaneously integrating these acquisitions, it could fail to obtain the expected synergies and favorable impact of these acquisitions. Such a failure could cause Kodak to lose market opportunities and experience a resulting adverse impact on its revenues and earnings.

Economic trends in our major markets could adversely affect our financial performance.

Economic downturns and declines in consumption in Kodak's major markets may affect the levels of both commercial and consumer sales and profitability. Purchases of Kodak's consumer products are to a significant extent discretionary. Accordingly, weakening economic conditions or outlook could result in a decline in the level of consumption and could adversely affect Kodak's results of operations.

If we do not timely implement our planned working capital improvements, this could adversely affect our cash flow.

Unanticipated delays in the Company's plans to continue working capital improvements could adversely impact Kodak's cash flow. Planned inventory reductions could be compromised by slower sales due to the deteriorating economic environment, the competitive environment for digital products, and the continuing decline in demand for traditional products, which could also place pressures on Kodak's sales and market share. Conversely, accounts receivable goals could be missed due to stronger sales or a decline in our customers' ability to pay as a result of economic downturn. In addition, if the Company does not make the expected progress to align our accounts payable metrics with our peer groups our cash flow could be negatively impacted. In the event Kodak is unable to successfully manage these issues in a timely manner, they could adversely impact the planned working capital improvement.

Delays in our plans to improve manufacturing productivity and control cost of operations could negatively impact our gross margins.
Kodak's failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. Delays in Kodak's plans to improve manufacturing productivity and control costs of operations, could negatively impact the gross margins of the Company. Furthermore, if Kodak is unable to successfully negotiate competitive raw material costs with its suppliers, or incurs adverse pricing on certain of its commodity-based raw materials, gross margins could be adversely impacted.

We depend on third party suppliers and, therefore, our revenue and gross margins could suffer if we fail to manage supplier relationships properly.
Kodak's operations depend on its ability to anticipate the needs for components, products and services and Kodak's suppliers' ability to deliver sufficient quantities of quality components, products and services at reasonable prices in time for Kodak to meet its customers' demand. Given the wide variety of products, services and systems that Kodak offers, the large number of suppliers and contract manufacturers the Company depends upon that are dispersed across the globe, and the long lead times that are required to manufacture, assemble and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously harm Kodak. Other supplier problems that Kodak could face include component shortages, excess supply, risks related to terms of its contracts with suppliers, and risks related to dependency on single source suppliers.

We have outsourced a significant portion of our overall worldwide manufacturing and back-office operations and face the risks associated with relying on third party manufacturers and external suppliers.
We have outsourced a significant portion of our overall worldwide manufacturing, customer support and administrative operations (such as human resource , credit and collection, and general ledger accounting functions) to third parties and various service providers. To the extent that we rely on third party manufacturing relationships, we face the risk that those manufacturers may not be able to develop manufacturing methods appropriate for our products, they may not be able to maintain an adequate control environment, they may not be able to quickly respond to changes in customer demand for our products, they may not be able to obtain supplies and materials necessary for the manufacturing process, they may experience labor shortages and/or disruptions, manufacturing costs could be higher than planned and the reliability of our products could decline. If any of these risks were to be realized, and assuming alternative third-party manufacturing relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our being unable to meet customer demand for our products, damage to our relationships with our customers, and reduced market share, all of which could adversely affect our results of operations and financial condition.

If our ongoing efforts to improve our supply chain efficiency are not achieved, this could adversely affect our revenue and earnings.
Kodak's improvement in supply chain efficiency, if not achieved, could adversely affect its business by preventing shipments of certain products to be made in their desired quantities and in a timely and cost-effective manner. The ongoing efficiencies could be compromised if Kodak expands into new markets with new applications that are not fully understood or if the portfolio broadens beyond that anticipated when the plans were initiated. Any unforeseen changes in manufacturing capacity could also compromise our supply chain efficiencies.

The competitive pressures we face could harm our revenue, gross margins and market share.
The markets in which we do business are highly competitive, and we encounter aggressive price competition for all our products and services from numerous companies globally. Over the past several years, price competition in the market for digital products (including consumer inkjet printers), film and services has been particularly intense as competitors have aggressively cut prices and lowered their profit margins for these products. In the Graphic Communications Group segment, aggressive pricing tactics by our competitors have intensified the contract negotiation process. Our results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures. If the Company is unable to obtain pricing or programs sufficiently competitive with current and future competitors, Kodak could also lose market share, adversely affecting its revenue and gross margins.

If we fail to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.
The Company uses a variety of different distribution methods to sell our products and services, including third-party resellers and distributors and both direct and indirect sales to both enterprise accounts and customers. Successfully managing the interaction of direct and indirect channels to various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and costs, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue, gross margins and earnings. Due to changes in the Company's go-to-market models, the Company is more reliant on fewer distributors. This has concentrated the Company's credit risk, which, if not appropriately managed, could result in an adverse impact on the Company's financial performance.

We may provide financing and financial guarantees to our customers, some of which may be for significant amounts.
The competitive environment in which we operate may require us to provide financing to our customers in order to win a contract. Customer financing arrangements may include all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources and may provide financial guarantees on behalf of our customers. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers that are not creditworthy, this could adversely impact our revenues, profitability and financial position.

Because we sell our products and services worldwide, we are subject to changes in currency exchange rates and interest rates that may adversely impact our results of operations and financial position.
Kodak, as a result of its global operating and financing activities, is exposed to changes in currency exchange rates and interest rates, which may adversely affect its results of operations and financial position. Exchange rates and interest rates in certain markets in which the Company does business tend to be more volatile than those in the United States and Western Europe. There can be no guarantees that the economic situation in developing markets or elsewhere will not worsen, which could result in future effects on revenue and earnings should such events occur.

If we cannot protect our reputation due to product quality and liability issues, our business could be harmed.
Kodak products are becoming increasingly sophisticated and complicated to design and build as rapid advancements in technologies occur. Although Kodak has established internal procedures to minimize risks that may arise from product quality and liability issues, there can be no assurance that Kodak will be able to eliminate or mitigate occurrences of these issues and associated damages. Kodak may incur expenses in connection with, for example, product recalls, service and lawsuits, and Kodak's brand image and reputation as a producer of high-quality products could suffer.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our revenue and financial condition and increase our costs and expenses. In addition, some areas, including parts of the east coast of the United States, have previously experienced, and may experience in the future, major power shortages and blackouts. These blackouts could cause disruptions to our operations or the operations of our suppliers, distributors and resellers, or customers. These events could seriously harm our revenue and financial condition, and increase our costs and expenses.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's worldwide headquarters is located in Rochester, New York.

The CDG segment of Kodak's business in the United States is headquartered in Rochester, New York. A manufacturing facility in Harrow, England produces photographic paper. Kodak Gallery operations are managed from Emeryville, California. Kodak Consumer Inkjet Systems operations are located in San Diego, California and Rochester, New York. Many of CDG's businesses rely on manufacturing assets, company-owned or through relationships with design and manufacturing partners, which are located close to end markets and/or supplier networks. There are a number of photofinishing laboratories in the U.S.

The FPG segment of Kodak's business is centered in Rochester, New York, where film and photographic chemicals and related materials are manufactured. Additional manufacturing facilities supporting the business are located in Windsor, Colorado; China; Mexico; India; Brazil; and Russia. Entertainment Imaging has business operations in Hollywood, California and Rochester, New York.

Products in the GCG segment are manufactured in the United States, primarily in Rochester, New York; Dayton, Ohio; Columbus, Georgia; Weatherford, Oklahoma; and Windsor, Colorado. Manufacturing facilities outside the United States are located in the United Kingdom, Germany, Israel, Bulgaria, China, Japan, Canada, and Mexico.

Properties within a country may be shared by all segments operating within that country.

Regional distribution centers are located in various places within and outside of the United States. The Company owns or leases administrative, manufacturing, marketing, and processing facilities in various parts of the world. The leases are for various periods and are generally renewable.

The Company has significantly reduced its property portfolio as a result of the 2004-2007 Restructuring Program. Under this program, the Company planned to reduce its traditional manufacturing infrastructure by two-thirds below 2004 levels. The program was substantially complete by year-end 2007.

ITEM 3. LEGAL PROCEEDINGS

During March 2005, the Company was contacted by members of the Division of Enforcement of the SEC concerning the announced restatement of the Company's financial statements for the full year and quarters of 2003 and the first three unaudited quarters of 2004. An informal inquiry by the staff of the SEC into the substance of that restatement is continuing. The Company continues to fully cooperate with this inquiry, and the staff has indicated that the inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred.

The Company is one of several Potentially Responsible Parties named in connection with the closure of the LWD, Inc. site, a former permitted hazardous waste treatment facility in Calvert City, Kentucky. The Company has entered into a Consent Order with the EPA based upon evidence that the Company sent waste to the facility for incineration. The Company's expected cost in connection with this matter is estimated to be $150,000, of which the Company has paid $87,200.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation, and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

			Date First Elected	
Name	Age	Positions Held	an Executive Officer	to Present Office
Robert L. Berman	50	Senior Vice President	2002	2005
Philip J. Faraci	52	President and Chief Operating Officer	2005	2007
Joyce P. Haag	57	General Counsel and Senior Vice President	2005	2005
Mary Jane Hellyar	54	Executive Vice President	2005	2007
James T. Langley	57	Senior Vice President	2003	2003
William J. Lloyd	68	Senior Vice President	2005	2005
Antonio M. Perez	62	Chairman of the Board, Chief Executive Officer	2003	2005
Frank S. Sklarsky	51	Chief Financial Officer and Executive Vice President	2006	2006
Diane E. Wilfong	46	Chief Accounting Officer and Corporate Controller	2006	2006

Executive officers are elected annually in February.

All of the executive officers have been employed by Kodak in various executive and managerial positions for at least five years, except: Mr. Perez, who joined the Company on April 2, 2003; Mr. Lloyd, who joined the Company on June 16, 2003; Mr. Faraci, who joined the Company on December 6, 2004; and Mr. Sklarsky who joined the Company on October 30, 2006.

The executive officers' biographies follow:

Robert L. Berman

Mr. Berman was appointed to his current position in January 2002 and was elected a Vice President of the Company in February 2002. In March 2005, he was elected a Senior Vice President by the Board of Directors. In this capacity, he is responsible for the design and implementation of all human resources strategies, policies and processes throughout the corporation. He is a member of the Eastman Kodak Company Executive Council, and serves on the Company's Senior Executive Diversity and Inclusion Council and Ethics Committee. He works closely with Kodak's CEO, Board of Directors and Executive Compensation and Development Committee on all executive compensation and development processes for the corporation. Prior to this position, Mr. Berman was the Associate Director of Human Resources and the Director and divisional vice president of Human Resources for Global Operations, leading the delivery of strategic and operational human resources services to Kodak's global manufacturing, supply chain and regional operations around the world. He has held a variety of other key human resources positions for Kodak over his 25 year career, including the Director and divisional vice president of Human Resources for the global Consumer Imaging business and the Human Resources Director for Kodak Colorado Division.

Philip J. Faraci

Philip Faraci was named President and Chief Operating Officer, Eastman Kodak Company, in September 2007. As President and COO, Mr. Faraci is responsible for the day-to-day management of Kodak's two major digital businesses: the Consumer Digital Imaging Group (CDG) and the Graphic Communications Group (GCG). Mr. Faraci had been President of CDG and a Senior Vice President of the Company. He joined Kodak as Director, Inkjet Systems Program in December 2004. In February 2005 he was elected a Senior Vice President of the Company. In June 2005, he was also named Director, Corporate Strategy & Business Development.

Prior to Kodak, Mr. Faraci served as Chief Operating Officer of Phogenix Imaging and President and General Manager of Gemplus Corporation's Telecom Business Unit. Prior to these roles, he spent 22 years at Hewlett-Packard, where he served as Vice President and General Manager of the Consumer Business Organization and Senior Vice President and General Manager for the Inkjet Imaging Solutions Group.

Joyce P. Haag

Ms. Haag began her Kodak career in 1981, as a lawyer on the Legal Staff. She was elected Assistant Secretary in December 1991 and elected Corporate Secretary in February 1995. In January 2001, she was appointed to the additional position of Assistant General Counsel. In August 2003, she became Director, Marketing, Antitrust, Trademark & Litigation Legal Staff and in March 2004, she became General Counsel, Europe, Africa and Middle Eastern Region (EAMER). In July 2005, she was promoted to General Counsel and Senior Vice President.

Prior to joining the Kodak Legal Staff, Ms. Haag was an associate with Boylan, Brown, Code, Fowler Vigdor & Wilson LLP in Rochester, New York.

Mary Jane Hellyar

Mary Jane Hellyar joined Eastman Kodak Company in 1982 as a research scientist in the Kodak Research Laboratories and over the next ten years held a variety of positions within R&D, Film Manufacturing, and chemical process development. Following a one-year program at the Sloan School, she joined Consumer Imaging in the Strategic Planning function in 1994.

In 1995 Ms. Hellyar became director of the Color Product Platform, responsible for development and commercialization of all color films, papers and chemicals.

Effective May 1999, Ms. Hellyar was named general manager, Consumer Film Business, Consumer Imaging and was elected a corporate vice president. Subsequently, her responsibilities were expanded to include professional films, photographic paper and chemicals.

In November 2004, Ms. Hellyar was named President, Display and Components Group. In January 2005, the Board of Directors elected her a Senior Vice President.

In September 2005, the Company moved to four vertical businesses. Ms. Hellyar became President, Film & Photofinishing Systems Group, while also continuing responsibility for Kodak's Display business.

In January 2007, Ms. Hellyar's business was renamed the Film Products Group reflecting its three core businesses: Entertainment Imaging, Film Capture, and Aerial and Industrial Markets. At the same time she assumed the added responsibility of President, Entertainment Imaging. In October 2007, the Board of Directors elected Ms. Hellyar an Executive Vice President.

James T. Langley

Mr. Langley is a Senior Vice President, Eastman Kodak Company. He joined Kodak as President, Commercial Printing, in August 2003. In September 2003, he was elected a Senior Vice President of the Company. The Commercial Printing Group was renamed Graphic Communications Group in May 2004. In September 2007, the Company created the new position of President, Chief Operating Officer, and, as a result, eliminated the position of President for GCG. Mr. Langley will leave Kodak once he completes his work on several special projects, and he remains a Senior Vice President until his departure in mid-2008.

He was vice president of commercial printing at HP from March 2000 to August 2002. Prior to that assignment, Mr. Langley served for three years as vice president of inkjet worldwide office printers, responsible for expanding the presence of HP's inkjet products in new, higher-end markets. From August 1993 to June 1997, Mr. Langley served as the general manager of HP's Vancouver Printer Division.

William J. Lloyd

Mr. Lloyd joined Kodak in June 2003 as director, Portfolio Planning and Analysis. In October 2003, he was named director, Inkjet Systems Program, and was elected Vice President of the Company. In February 2005, he was elected a Senior Vice President. He assumed his current position as Chief Technical Officer in March 2005.

Prior to Kodak, Mr. Lloyd was president of the consulting firm, Inwit, Inc. focused on imaging technology. From November 2000 until March 2002, he served as executive vice president and chief technology officer of Gemplus International, the leading provider of Smart Card-based secure solutions for the wireless and financial markets.

In 2000, Mr. Lloyd served as the Co-CEO during the startup phase of Phogenix Imaging, a joint venture between Eastman Kodak and Hewlett-Packard.

Mr. Lloyd has extensive expertise in imaging and printing technologies, stemming from his 31-year career at Hewlett-Packard Company where he was group vice president and CTO for consumer imaging and printing. In his career at HP, Mr. Lloyd held a variety of positions in product development and research both in the U.S. and Japan. During his tenure in Japan (from 1990 until 1993) he directed the establishment of a branch of HP Laboratories.

Prior to joining Hewlett-Packard, he spent 7-years in the aerospace industry, where, among other things, he served as the project manager for the communications antenna on the Apollo Command and Service Module used in the lunar landing program.

Antonio M. Perez

Since joining the Company in April 2003, Kodak's Chairman and Chief Executive Officer, Antonio M. Perez, has led the worldwide transformation of Kodak from a business based on film to one based primarily on digital technologies. In the past three years, Kodak introduced an array of new disruptive digital technologies and products for consumers, from inkjet printers to CMOS sensors for digital cameras and mobile phones. During this same period, Kodak built a new profitable commercial printer business with $3.6 billion in revenue. As a result, in 2006, a new Kodak began to emerge – for the first time in history more than 50 percent of Kodak revenue came from digital products, and the growth of Kodak's digital earnings exceeded the decline of traditional earnings.

Mr. Perez brings to the task his experience from a 25-year career at Hewlett-Packard Company, where he was a corporate vice president and a member of the company's Executive Council. As President of H-P's Consumer Business, Mr. Perez spearheaded the Company's efforts to build a business in digital imaging and electronic publishing, generating worldwide revenue of more than $16 billion.

Prior to that assignment, Mr. Perez served as President and CEO of H-P's inkjet imaging business for five years. During that time, the installed base of H-P's inkjet printers grew from 17 million to 100 million worldwide, with revenue totaling more than $10 billion.

After H-P, Mr. Perez was President and CEO of Gemplus International, where he led the effort to take the company public. While at Gemplus, he transformed the company into the leading Smart Card-based solution provider in the fast-growing wireless and financial markets. In the first fiscal year, revenue at Gemplus grew 70 percent, from $700 million to $1.2 billion.

Frank S. Sklarsky

Mr. Sklarsky joined Kodak on October 30, 2006 as Executive Vice President, and became the Chief Financial Officer effective November 13, 2006.

Mr. Sklarsky is responsible for worldwide financial operations, including Financial Planning and Analysis, Treasury, Audit, Controllership, Tax, Investor Relations, Aviation, and Corporate Mergers & Acquisitions. He is also responsible for the Global Shared Services organization and the Worldwide Information Systems organization.

Prior to joining Kodak, Mr. Sklarsky was Executive Vice President and Chief Financial Officer of ConAgra Foods Inc., one of North America's leading packaged food companies. At ConAgra, he implemented a new financial organization, significantly strengthened the balance sheet, and played a major role in building credibility with the investment community. He also helped expand profit margins at the $14 billion company. In his 26-year career, he has developed a reputation for improving the financial operations, as well as the overall financial performance, of the companies he has served.

Prior to joining ConAgra in 2004, Mr. Sklarsky was Vice President, Product Finance, at DaimlerChrysler, a position he held between 2001 and 2004. He returned to DaimlerChrysler to assist with the company's turnaround efforts after spending more than one year as Vice President, Corporate Finance, and Vice President of Dell's $5 billion consumer business. He first joined DaimlerChrysler in 1983 and held a series of increasingly responsible finance positions before leaving for Dell in 2000. At the time of his departure for Dell, he was DaimlerChrysler's Vice President, Corporate Financial Activities, and also had financial responsibility for procurement, product quality, cost management and worldwide manufacturing during his tenure. Prior to DaimlerChrysler, Mr. Sklarsky, a certified public accountant, served as a Senior Accountant with Ernst & Young International from 1978 to 1981.

Diane E. Wilfong

Ms. Wilfong was appointed Corporate Controller and Chief Accounting Officer, Eastman Kodak Company in September 2006. She began her Kodak career in July 1999, as Director – Finance and Vice President, Kodak Professional Division. In late 2000, she was named Assistant to the Chairman and President and Chief Executive Officer, where she served the Chairman's office in an executive capacity until early 2003. At that time, she took an operating line position as General Manager, Graphics and Printing Systems SPG, in the Commercial Imaging Group (now Graphic Communications Group). In mid-2005, Ms. Wilfong was appointed Director, Corporate Audit.

Prior to joining Kodak, Ms. Wilfong was Chief Financial Officer of Corning Asahi Video Products of Corning Incorporated, in Corning, New York. Ms. Wilfong joined Corning in 1990 and held a variety of management positions in its finance organization. She began her career at Price Waterhouse, where she was an audit manager in the Charlotte, North Carolina office of the firm.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Eastman Kodak Company common stock is traded on the New York Stock Exchange under the symbol "EK." There were 58,477 shareholders of record of common stock as of January 31, 2008.

Market Price Data

	2007		2006	
Price per share:	High	Low	High	Low
1st Quarter	$27.08	$22.41	$30.91	$23.49
2nd Quarter	$30.20	$22.54	$28.68	$22.49
3rd Quarter	$29.29	$24.71	$23.87	$18.93
4th Quarter	$29.60	$21.42	$27.57	$21.93

Dividend Information

The Company's dividend policy is to pay semi-annual dividends, when declared, on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month.

On May 9, and October 16, 2007, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2007, respectively. These dividends were paid on July 16 and December 14, 2007. Total dividends paid for the year ended December 31, 2007 were $144 million.

On May 10, and October 17, 2006, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2006. These dividends were paid on July 18, and December 14, 2006. Total dividends paid for the year ended December 31, 2006 were $144 million.

Performance Graph - Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index by measuring the changes in common stock prices from December 31, 2002, plus reinvested dividends.


$ 180
$ 160
$ 140
$ 120
$ 100
$ 80
$ 60
$ 40
$ 20
$ 0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
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DJIA
S&P 500
EK

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Eastman Kodak Company	100.00	76.23	97.50	72.24	81.33	70.23
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Dow Jones US Industrial Average	100.00	128.28	135.09	137.42	163.60	178.13

The graph assumes that $100 was invested on December 31, 2002 in each of the Company's common stock, the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index, and that all dividends were reinvested. In addition, the graph weighs the constituent companies on the basis of their respective market capitalizations, measured at the beginning of each relevant time period.

ITEM 6. SELECTED FINANCIAL DATA

Refer to Summary of Operating Data on page 98.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak for the three years ended December 31, 2007. All references to Notes relate to Notes to the Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Overview

Kodak is the world's foremost imaging innovator and generates revenue and profits from the sale of products, technology, solutions and services to consumers, businesses and creative professionals. The Company's portfolio is broad, including image capture and output devices, consumables and systems and solutions for consumer, business, and commercial printing applications. Kodak has three reportable business segments, which are more fully described later in this discussion in "Kodak Operating Model and Reporting Structure." The three business segments are: Consumer Digital Imaging Group ("CDG"), Film Products Group ("FPG") and Graphic Communications Group ("GCG").

During 2007, the Company met or exceeded each of its strategic objectives established for the year:

- Net cash generation
- Earnings growth from digital products and services
- Revenue growth from digital products and services

The Company's 2007 performance was the result of a series of actions taken and business model changes deployed over the last several years to dramatically transform the Company. Over this time period, the Company divested of businesses that were not strategic to the core value proposition of the new Kodak, while investing in targeted acquisitions which built critical capability, scale and portfolio breadth in high value-creating segments. The Company has also been keenly focused on reducing manufacturing capacity in the traditional imaging businesses ahead of demand reduction and rationalizing its go-to-market and administrative infrastructure through its 2004-2007 Restructuring Program, while concurrently investing in people, technology and capabilities in the growing digital businesses. These actions have led to a more sustainable global business model for Kodak. The Company's 2007 financial results begin to reflect this improved business model.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to the Notes to Financial Statements.

Revenue Recognition

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions, and intellectual property licensing. The Company recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on their fair value.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Incremental direct costs of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Incremental direct costs are defined as costs that vary with and are directly related to the acquisition of a contract, which would not have been incurred but for the acquisition of the contract.

Valuation of Long-lived Assets, Including Goodwill and Purchased Intangible Assets

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company's assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company's ongoing strategic review of the business and operations, and are also performed in conjunction with the Company's restructuring actions. Therefore, changes in the Company's strategy, the Company's digital transformation and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" and Financial Accounting Standards Board (FASB) Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure.

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The Company has considered forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If Kodak were to determine that it would not be able to realize a portion of its net deferred tax assets in the future, for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that the deferred tax assets, for which there is currently a valuation allowance, would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's effective tax rate considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on essentially a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S. Material changes in the Company's working capital and long-term investment requirements could impact the decisions made by management with respect to the level and source of future remittances and, as a result, the Company's effective tax rate.

The Company operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Pension and Other Postretirement Benefits

The Company accounts for its defined benefit pension plans and its other postretirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." These standards require that the amounts recognized in the financial statements be determined on an actuarial basis. See Note 18, "Retirement Plans," and Note 19, "Other Postretirement Benefits," in the Notes to Financial Statements for disclosure of (i) the nature of the Company's plans, (ii) the amount of income and expense included in the Consolidated Statement of Operations for the years ended December 31, 2007, 2006 and 2005, (iii) the Company's contributions and estimated future funding requirements and (iv) the amount of unrecognized gains and losses at December 31, 2007 and 2006.

Kodak's defined benefit pension and other postretirement benefit costs and obligations are dependent on the Company's assumptions used by actuaries in calculating such amounts. These assumptions, which are reviewed annually by the Company, include the discount rate, long-term expected rate of return on plan assets (EROA), salary growth, healthcare cost trend rate and other economic and demographic factors. Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the plan participants to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the market-related value of assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and other postretirement benefit costs and obligations.

Generally, the Company bases the discount rate assumption for its significant plans on high quality corporate long-term bond yields in the respective countries as of the measurement date. Specifically, for its U.S. and Canada plans, the Company determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and a AA-rated high quality corporate bond yield curve. For the Company's other non-U.S. plans, the discount rates are determined by comparison to published local long-term high quality bond indices.

The EROA assumption is based on a combination of formal asset and liability studies, historical results of the portfolio, and management's expectation as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The Company reviews its EROA assumption annually for the Kodak Retirement Income Plan (KRIP), the major U.S. defined benefit plan. To facilitate this review, every three years, or when market conditions change materially, the Company undertakes a new asset and liability study to reaffirm the current asset allocation and the related EROA assumption. In March 2005, an asset and liability modeling study was completed and the KRIP EROA assumption for 2005, 2006 and 2007 was 9.0%. The KRIP EROA assumption is expected to remain at 9.0% for 2008 as well. Due to a reduced number of active participants in the KRIP lowering the projected benefit obligation, service and interest cost are expected to continue to decline in 2008. Therefore, total pension income from continuing operations before special termination benefits, curtailments and settlements for the major funded and unfunded defined benefit plans in the U.S. is expected to increase from $156 million in 2007 to $177 million in 2008. Pension expense from continuing operations before special termination benefits, curtailments and settlements in the Company's major funded and unfunded non-U.S. defined benefit plans is projected to increase from $32 million in 2007 to $42 million in 2008, which is primarily attributable increased amortization of actuarial losses. Additionally, due to favorable claims experience and changes in plan design, the Company expects the cost, before curtailment and settlement gains and losses of its major other postretirement benefit plans, to approximate $148 million in 2008, as compared with $184 million for 2007.

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2008 and the projected benefit obligation (PBO) at December 31, 2007 for the Company's major U.S. and non-U.S. defined benefit pension plans:

	Impact on 2008 Pre-Tax Pension Expense Increase (Decrease)		Impact on PBO December 31, 2007 Increase (Decrease)	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in assumption:				
25 basis point decrease in discount rate	$ (2)	$ 13	$ 119	$ 148
25 basis point increase in discount rate	2	(13)	(114)	(140)
25 basis point decrease in EROA	15	9	N/A	N/A
25 basis point increase in EROA	(15)	(9)	N/A	N/A

Environmental Commitments

Environmental liabilities are accrued based on estimates of known environmental remediation responsibilities. The liabilities include accruals for sites owned or leased by Kodak, sites formerly owned or leased by Kodak, and other third party sites where Kodak was designated as a potentially responsible party (PRP). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for investigations, remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. Kodak's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues that are presently unknown.

Additionally, in many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value.

Recently Issued Accounting Standards

For discussion of the adoption and potential impacts of recently issued accounting standards, refer to the "Recently Issued Accounting Standards" section of Note 1, "Significant Accounting Policies," in the Notes to Financial Statements.

Kodak Operating Model and Reporting Structure

For 2007, the Company had three reportable segments: Consumer Digital Imaging Group (CDG), Film Products Group (FPG), and Graphic Communications Group (GCG). Within each of the Company's reportable segments are various components, or Strategic Product Groups (SPGs). Throughout the remainder of this document, references to the segments' SPGs are indicated in italics. The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment (CDG): CDG encompasses digital capture, kiosks, snapshot printing, digital picture frames, consumer imaging services, photographic paper and chemicals, photofinishing services, consumer inkjet printing and imaging sensors. This segment provides consumers and professionals with a full range of products and services for capturing, storing, printing and sharing images. CDG also includes the licensing activities related to intellectual property associated with products included in this segment.

Film Products Group Segment (FPG): FPG encompasses consumer and professional film, one-time-use cameras, aerial and industrial film, and entertainment imaging products and services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services.

Graphic Communications Group Segment (GCG): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning and multi-vendor IT services. Products and related services include workflow software and digital controller development; continuous inkjet and electrophotographic products, including equipment, consumables and service; prepress equipment and consumables; and document scanners. GCG also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

All Other: All Other is composed of Kodak's display business and other small, miscellaneous businesses.

Prior period segment results have been revised to conform to the current period segment reporting structure.

Change in Reporting Structure

In November 2007, the Company announced that effective January 1, 2008 the Film Products Group (FPG) would be renamed the Film, Photofinishing, and Entertainment Group (FPEG), and that certain strategic product groups (SPG's) previously included in CDG, GCG, and All Other would become part of FPEG. This change in structure is to align the Company's reporting structure to the way in which the Company manages its business effective January 1, 2008. The most significant changes (the transfer of photographic paper and chemicals, and photofinishing services to FPEG from CDG, and the transfer of the graphic arts film business from GCG to FPEG) reflect the common traditional technology and infrastructure associated with manufacturing and supply chain for all FPEG products. The following indicates the changes from the 2007 reporting structure to the new reporting structure that will be implemented beginning in the first quarter of 2008:

Consumer Digital Imaging Group Segment (CDG): This segment will no longer include photographic paper and chemicals, and photofinishing services.

Film, Photofinishing, and Entertainment Group (FPEG): The Film, Photofinishing, and Entertainment Group will include photographic paper and chemicals, and photofinishing services, formerly part of CDG, and graphic arts film, formerly part of GCG. Additionally, supply and tolling agreements with Carestream Health, Inc. and other third parties will move from All Other to this segment.

Graphic Communications Group Segment (GCG): The graphic arts film business will move from GCG to FPEG.

All Other: During 2007, the Company sold its Light Management Films business, which was formerly part of All Other. Additionally, supply and tolling agreements with Carestream Health, Inc. and other third parties will move from All Other to FPEG.

■ Detailed Results of Operations

Net Sales from Continuing Operations by Reportable Segment and All Other (1)

	For the Year Ended December 31,						
(in millions)	2007	Change	Foreign Currency Impact	2006	Change	Foreign Currency Impact	2005
Consumer Digital Imaging Group							
Inside the U.S.	$ 2,525	-2%	0%	$ 2,564	-12%	0%	$ 2,927
Outside the U.S.	2,106	-2	+5	2,147	-21	+1	2,719
Total Consumer Digital Imaging Group	4,631	-2	+2	4,711	-17	0	5,646
Film Products Group							
Inside the U.S.	458	-30	0	657	-24	0	864
Outside the U.S.	1,510	-9	+4	1,655	-16	+1	1,977
Total Film Products Group	1,968	-15	+3	2,312	-19	+1	2,841
Graphic Communications Group							
Inside the U.S.	1,190	-5	0	1,248	+16	0	1,079
Outside the U.S.	2,400	+8	+6	2,229	+28	+1	1,746
Total Graphic Communications Group	3,590	+3	+4	3,477	+23	+1	2,825
All Other							
Inside the U.S.	81	+62	0	50	+6	0	47
Outside the U.S.	31	+72	0	18	-50	0	36
Total All Other	112	+65	0	68	-18	0	83
Consolidated							
Inside the U.S.	4,254	-6	0	4,519	-8	0	4,917
Outside the U.S.	6,047	0	+5	6,049	-7	+1	6,478
Consolidated Total	$ 10,301	-3%	+3%	$ 10,568	-7%	+1%	$ 11,395

(1) Sales are reported based on the geographic area of destination.

Earnings (Loss) from Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes by Reportable Segment and All Other

	For the Year Ended December 31,				
(in millions)	2007	Change	2006	Change	2005
Consumer Digital Imaging Group	$ (92)	+62%	$ (240)	+36%	$ (374)
Film Products Group	369	+0	368	-36	573
Graphic Communications Group	116	+16	100	+241	(71)
All Other	(50)	+25	(67)	+48	(128)
Total of segments	343	+113	161		—
Restructuring costs and other	(662)		(698)		(1,092)
Other operating income (expenses), net	96		59		40
Adjustments to contingencies and legal reserves/(settlements)	(7)		2		(21)
Interest expense	(113)		(172)		(139)
Other income (charges), net	87		65		4
Loss from continuing operations before income taxes	$ (256)	+56%	$ (583)	+52%	$ (1,208)

2007 COMPARED WITH 2006

Results of Operations – Continuing Operations

Consolidated

(in millions, except per share data)	For the Year Ended December 31, 2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Digital net sales	$ 6,392		$5,945		$ 447	8%
Traditional net sales	3,877		4,574		(697)	-15%
New technologies	32		49		(17)	-35%
Net sales	10,301		10,568		(267)	-3%
Cost of goods sold	7,785		8,159		(374)	-5%
Gross profit	2,516	24.4%	2,409	22.8%	107	4%
Selling, general and administrative expenses	1,764	17%	1,950	18%	(186)	-10%
Research and development costs	535	5%	578	5%	(43)	-7%
Restructuring costs and other	543	5%	416	4%	127	31%
Other operating expenses (income), net	(96)		(59)		(37)	63%
Loss from continuing operations before interest, other income (charges), net and income taxes	(230)	-2%	(476)	-5%	246	52%
Interest expense	113		172		(59)	-34%
Other income (charges), net	87		65		22	34%
Loss from continuing operations before income taxes	(256)		(583)		327	56%
(Benefit) provision for income taxes	(51)		221		(272)	-123%
Loss from continuing operations	(205)	-2%	(804)	-8%	599	75%
Earnings from discontinued operations, net of income taxes	881	9%	203	2%	678	334%
NET EARNINGS (LOSS)	$ 676		$ (601)		$1,277	212%

	For the Year Ended December 31, 2007 Amount	Change vs. 2006	Change vs. 2006: Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 10,301	-2.5%	-2.2%	-3.4%	3.1%	0.0%
Gross profit margin	24.4%	1.6pp	0.0pp	-4.2pp	1.4pp	4.4pp

Worldwide Revenues

For the year ended December 31, 2007, net sales from traditional products ("traditional revenues" or "traditional net sales") declined, driven by significant industry-related volume declines in the traditional businesses within all three segments. Partially offsetting this decrease was growth in revenues from digital product sales ("digital revenues" or "digital net sales") in CDG and GCG. In addition, foreign exchange resulted in a positive impact to net sales during the period. The volume declines presented above were primarily driven by *Film Capture* within FPG, and the traditional portion of *Retail Printing* within CDG. Negative price/mix was primarily driven by the product portfolio shifts within *Digital Capture and Devices* and by *Retail Printing* within CDG. These items were partially offset by increases in intellectual property royalties.

Gross Profit

Gross profit improved in the year ended December 31, 2007 in both dollars and as a percentage of sales, due largely to reduced manufacturing and other costs as a result of a number of factors, as well as increased intellectual property royalties within CDG. In addition, foreign exchange was a positive contributor to gross profit as a result of the weak U.S. dollar's net impact on revenues and costs. The decreases in manufacturing and other costs were due to a combination of the impact of the Company's cost reduction initiatives, strategic manufacturing and supply chain initiatives within CDG, lower restructuring-related charges, and lower depreciation expense, partially offset by increased silver and aluminum costs. The unfavorable price/mix was driven by product portfolio shifts in *Digital Capture and Devices* within CDG, and across the businesses within FPG.

Included in gross profit for the year are a non-recurring extension and amendment of an existing license arrangement and new non-recurring license arrangements. The impact of these licensing arrangements contributed approximately 2.3% of revenue to consolidated gross profit dollars in the current year, as compared with 1.7% of revenue to consolidated gross profit dollars for similar arrangements in the prior year. These types of arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses

The year-over-year decrease in consolidated SG&A in dollars and as a percent of sales was primarily attributable to significant Company-wide cost reduction actions, partially offset by increased advertising costs related to *Consumer Inkjet Systems* and the impacts of foreign exchange.

Research and Development Costs

The decrease in R&D costs was primarily driven by the continuing realignment of resources, as well as the timing of development of new products.

Restructuring Costs and Other

The most significant charge within restructuring costs was a $238 million impairment charge related to the sale of the Company's Xiamen, China facility in the second quarter. These costs, as well as the restructuring-related costs reported in cost of goods sold, are discussed in further detail under "Restructuring Costs and Other" below.

Other Operating (Income) Expenses, Net

The other operating (income) expenses, net category includes gains and losses on sales of capital assets and certain asset impairment charges. The year-over-year increase in other operating (income) expenses, net was largely driven by gains on sales of capital assets in the current year of $158 million, partially offset by asset impairments including the impairment of an intangible asset of $46 million in connection with the Company's plan to dispose of its stake in Lucky Film Co. Ltd.

Interest Expense

Lower interest expense was primarily due to lower debt levels resulting from the full payoff of the Company's Secured Term Debt in the second quarter of 2007, partially offset by higher interest rates in the current year.

Other Income (Charges), Net

The Other income (charges), net category includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The increase in other income (charges), net as compared with the prior year period was primarily attributable to increased interest income due to higher cash balances resulting from the proceeds on the sale of the Health Group (See Note 23, "Discontinued Operations" in the Notes to Financial Statements) and higher interest rates. This increase was partially offset by an impairment of an equity method investment.

Income Tax (Benefit) Provision

	For the Year Ended December 31,	
(dollars in millions)	2007	2006
Loss from continuing operations before income taxes	($256)	($583)
(Benefit) provision for income taxes	($51)	$221
Effective tax rate	19.9%	(37.9)%

The change in the Company's annual effective tax rate from continuing operations is primarily attributable to the ability to recognize a tax benefit in continuing operations associated with the realization of current year losses in certain jurisdictions where it has historically had a valuation allowance due to the recognition of the pre-tax gain in discontinued operations and due to the favorable outcome of income tax audits in various jurisdictions around the world.

During the fourth quarter of 2007, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded a benefit associated with the release of valuation allowances of $20 million in certain jurisdictions outside the U.S.

During 2007, the Company reached a settlement with the Internal Revenue Service covering tax years 1999-2000. As a result, the Company recognized a tax benefit from continuing operations in the U.S. of $17 million, including interest. Also during 2007, the Company reached a settlement with the taxing authorities in two locations outside of the U.S. resulting in a tax benefit of $76 million.

During the second quarter of 2007, the Company identified a deferred tax asset in a recently acquired non-U.S. subsidiary that was overstated at the date of acquisition. Therefore, the Company recorded an increase in the value of goodwill of $24 million in the second quarter of 2007 to appropriately reflect the proper goodwill balance. The Company also recorded a valuation allowance of $20 million, which should have been recorded in 2006, in order to properly reflect the value of the net deferred tax asset. This amount is included in the $51 million tax benefit for the year ended December 31, 2007. The Company has determined that this correction is not material to the current period or to any prior period financial statement amounts.

Consumer Digital Imaging Group

(dollars in millions)	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
	For the Year Ended December 31,					
Digital net sales	$ 3,242		$ 2,995		$ 247	8%
Traditional net sales	1,389		1,716		(327)	-19%
Total net sales	4,631		4,711		(80)	-2%
Cost of goods sold	3,711		3,885		(174)	-4%
Gross profit	920	19.9%	826	17.5%	94	11%
Selling, general and administrative expenses	764	16%	785	17%	(21)	-3%
Research and development costs	248	5%	281	6%	(33)	-12%
Loss from continuing operations before interest, other income (charges), net and income taxes	$ (92)	-2%	$ (240)	-5%	$ 148	62%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 4,631	-1.7%	0.6%	-4.7%	2.4%	0.0%
Gross profit margin	19.9%	2.3pp	0.0pp	-5.2pp	1.6pp	5.9pp

Worldwide Revenues

Net sales in CDG declined due to significant volume declines in the traditional portion of *Retail Printing* consistent with market trends and snapshot printing within *Digital Capture and Devices*, partially offset by increases in intellectual property royalties, new digital picture frames, and the introductory launch of inkjet printers. The negative price/mix was primarily driven by digital camera product portfolio shifts within *Digital Capture and Devices* and by price declines in *Retail Printing*.

Net worldwide sales of *Digital Capture and Devices*, which includes consumer digital cameras, digital picture frames, accessories, memory products, snapshot printers and related media, and intellectual property royalties, increased 7% in the year ended December 31, 2007 as compared with the prior year, primarily reflecting higher digital camera volumes, increased intellectual property royalties, sales of new digital picture frames, and favorable foreign exchange, partially offset by negative price/mix and lower snapshot printing volumes. For 2007, Kodak remains in the top three market position for digital cameras on a worldwide basis.

Retail Printing includes color negative paper, photochemicals, service and support, photofinishing services, and retail kiosks and related media. Net worldwide sales of *Retail Printing* decreased 13% in the year ended December 31, 2007 as compared with the prior year, reflecting volume declines in the traditional portion of the business, and negative price/mix, partially offset by favorable foreign exchange. Paper, photochemicals, and output systems revenues declined 14% and sales of photofinishing services declined 35% as compared with the prior year, reflecting continuing industry volume declines. These declines were partially offset by increased sales of kiosks and related media, which increased 8% from the prior year.

Gross Profit

The increase in gross profit dollars and margin for CDG was primarily attributable to reductions in cost, increases in intellectual property royalties, and favorable foreign exchange. The reductions in manufacturing and other costs were primarily driven by strategic manufacturing and supply chain initiatives to improve margins in *Digital Capture and Devices*. In addition, cost reductions were driven by the benefits of previous restructuring activities and lower depreciation expense, partially offset by adverse silver costs, and costs associated with the scaling of manufacturing and new product introduction activities in the *Consumer Inkjet Systems* business. The gross profit margin improvement was partially offset by unfavorable price/mix in *Digital Capture and Devices* products.

Included in gross profit is the impact of a non-recurring extension and amendment of an existing license arrangement and new non-recurring license arrangements during the current year. The impact of these licensing arrangements contributed approximately 5.1% of revenue to segment gross profit dollars in 2007, as compared with 3.8% of revenue to segment gross profit dollars for similar arrangements in 2006. These types of arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations.

Selling, General and Administrative Expenses

The decrease in SG&A expenses for CDG in dollars and as a percent of sales was primarily driven by focused cost reduction initiatives and improved go-to-market structure, partially offset by increased advertising expenses associated with *Consumer Inkjet Systems.*

Research and Development Costs

The decrease in R&D costs for CDG is largely attributable to spending incurred in 2006 related to the development of *Consumer Inkjet Systems*, which were introduced in the first quarter of 2007. The decrease was also impacted by cost reduction actions.

Film Products Group

	For the Year Ended December 31,					
(dollars in millions)	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 1,968		$ 2,312		$ (344)	-15%
Cost of goods sold	1,242		1,460		(218)	-15%
Gross profit	726	36.9%	852	36.9%	(126)	-15%
Selling, general and administrative expenses	328	17%	451	20%	(123)	-27%
Research and development costs	29	1%	33	1%	(4)	-12%
Earnings from continuing operations before interest, other income (charges), net and income taxes	$ 369	19%	$ 368	16%	$ 1	0%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 1,968	-14.9%	-14.0%	-3.8%	2.9%	0.0%
Gross profit margin	36.9%	0.0pp	0.0pp	-4.7pp	2.1pp	2.6pp

Worldwide Revenues

The decrease in FPG worldwide net sales was comprised of: (1) lower volumes, which were in line with industry trends, and (2) declines related to negative price/mix associated with new and renewed film agreements and geographic mix. These decreases were partially offset by favorable foreign exchange.

Net worldwide sales of *Film Capture*, including consumer roll film (35mm and APS film), one-time-use cameras (OTUC), professional films, and reloadable film cameras, decreased 30% in 2007 as compared with the prior year, primarily reflecting continuing industry volume declines and negative price/mix, partially offset by favorable exchange.

Net worldwide sales for *Entertainment Imaging*, which include origination, intermediate, and print films, and digital systems and services for the entertainment industry, were flat as compared with the prior year.

Gross Profit

FPG gross profit margin was unchanged, despite the 15% decrease in net sales for the year. The decrease in gross profit dollars was primarily a result of lower volumes in *Film Capture*, negative price/mix associated with new and renewed film agreements, partially offset by foreign exchange and reduced manufacturing and other costs. The reduced manufacturing and other costs were driven by the manufacturing footprint reduction and other cost reduction initiatives, partially offset by higher silver costs.

Selling, General and Administrative Expenses

The decline in SG&A expenses for FPG in dollars and as a percent of sales was attributable to the concentrated efforts of the business to reduce costs and shifting to a distributor model in regions with lower sales volumes.

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31					
	2007	% of Sales	2006	% of Sales	Increase / (Decrease)	% Change
Digital net sales	$ 3,150		$ 2,950		$ 200	7%
Traditional net sales	440		527		(87)	-17%
Total net sales	3,590		3,477		113	3%
Cost of goods sold	2,606		2,480		126	5%
Gross profit	984	27.4%	997	28.7%	(13)	-1%
Selling, general and administrative expenses	663	18%	697	20%	(34)	-5%
Research and development costs	205	6%	200	6%	5	3%
Earnings from continuing operations before interest, other income (charges), net and income taxes	$ 116	3%	$ 100	3%	$ 16	16%

	For the Year Ended December 31,		Change vs. 2006			
	2007 Amount	Change vs. 2006	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 3,590	3.2%	0.7%	-1.6%	4.1%	0.0%
Gross profit margin	27.4%	-1.3pp	0.0pp	-0.4pp	0.6pp	-1.5pp

Worldwide Revenues

Digital revenue growth of 7% in 2007 contributed to total revenue growth of 3% for GCG, mainly driven by favorable foreign exchange and volume increases within *Digital Printing Solutions* and *Enterprise Solutions*. Partially offsetting this growth was unfavorable price/mix across all SPGs.

Net worldwide sales of *Prepress Solutions*, including consumables, prepress equipment and related services, increased 3%, primarily driven by increased sales of digital plates, partially offset by declines in sales of analog plates and prepress equipment sales. Unfavorable price/mix also negatively impacted net worldwide sales.

Net worldwide sales of *Document Imaging*, which includes document scanners and services, media, and imaging services, were flat compared with prior year. Unfavorable volume and price/mix were offset by favorable exchange.

Net worldwide sales of *Digital Printing Solutions*, including all continuous inkjet and electrophotographic equipment, consumables and service, increased 5%, primarily driven by favorable foreign exchange and volume growth in color electrophotographic solutions and inkjet printing solutions, partially offset by volume and price/mix declines in black-and-white electrophotographic solutions.

Net worldwide sales of *Enterprise Solutions*, which includes workflow software and digital controller development, increased 10%, primarily driven by the introduction of web-enabled solutions software and volume growth in the workflow software, partially offset by price/mix.

Gross Profit

The decrease in gross profit margin compared with the prior year was primarily driven by increased manufacturing costs in *Prepress Solutions* associated with adverse aluminum costs, as well as unfavorable price/mix across all SPGs. Favorable foreign exchange partially offset these negative impacts.

Selling, General and Administrative Expenses

The decrease in SG&A expenses for GCG was largely attributable to concentrated efforts of the business to achieve targeted cost reductions.

All Other

Worldwide Revenues

Net worldwide sales for All Other were $112 million for the year ended December 31, 2007 as compared with $68 million for the year ended December 31, 2006, representing an increase of $44 million, or 65%. This increase is attributable to ongoing manufacturing supply and tolling arrangements with Carestream Health, Inc.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for All Other was $50 million in the current year as compared with a loss of $67 million in the year ended December 31, 2006. This $17 million improvement in earnings is largely driven by cost reduction actions within the display business.

Results of Operations – Discontinued Operations

Total Company earnings from discontinued operations for the year ended December 31, 2007 and 2006 of $881 million and $203 million, respectively, were net of provisions for income taxes of $262 million and $34 million, respectively.

Earnings from discontinued operations in 2007 were primarily driven by the $986 million pre-tax gain on the sale of the Health Group segment on April 30, 2007, and the $123 million pre-tax gain on the sale of Hermes Precisa Pty. Ltd. ("HPA") on November 2, 2007. Also included in discontinued operations in 2007 are the results of operations of the Health Group segment and HPA through their respective dates of sale.

Earnings from discontinued operations in 2006 were primarily driven by results of operations of the Health Group segment.

For a detailed discussion of the components of discontinued operations, refer to Note 23, "Discontinued Operations," in the Notes to Financial Statements.

Net Earnings

Consolidated net earnings for 2007 were $676 million, or earnings of $2.35 per basic and diluted share, as compared with a net loss for 2006 of $601 million, or a loss of $2.09 per basic and diluted share, representing an increase in earnings of $1,277 million or 212%. This improvement is attributable to the reasons outlined above.

2006 COMPARED WITH 2005

Results of Operations - Continuing Operations

Consolidated

(in millions, except per share data)	For the Year Ended December 31, 2006	% of Sales	2005	% of Sales	Increase / (Decrease)	% Change
Digital net sales	$ 5,945		$ 5,561		$ 384	7%
Traditional net sales	4,574		5,777		(1,203)	-21%
New technologies	49		57		(8)	-14%
Net sales	10,568		11,395		(827)	-7%
Cost of goods sold	8,159		8,864		(705)	-8%
Gross profit	2,409	22.8%	2,531	22.2%	(122)	-5%
Selling, general and administrative expenses	1,950	18%	2,240	20%	(290)	-13%
Research and development costs	578	5%	739	6%	(161)	-22%
Restructuring costs and other	416	4%	665	6%	(249)	-37%
Other operating expenses (income), net	(59)		(40)		(19)	48%
Loss from continuing operations before interest, other income (charges), net and income taxes	(476)	-5%	(1,073)	-9%	597	56%
Interest expense	172		139		33	24%
Other income (charges), net	65		4		61	1,525%
Loss from continuing operations before income taxes	(583)		(1,208)		625	52%
Provision for income taxes	221		449		(228)	-51%
Loss from continuing operations	(804)	-8%	(1,657)	-15%	853	51%
Earnings from discontinued operations, net of income taxes	203	2%	451	4%	(248)	-55%
Loss from cumulative effect of accounting change, net of income taxes	—		(55)		—	
NET LOSS	$ (601)		$ (1,261)		$ 660	52%

	For the Year Ended December 31,		Change vs. 2005				
	2006 Amount	Change vs. 2005	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs	Acquisitions
Total net sales	$10,568	-7.3%	-10.1%	-3.3%	0.5%	0.0%	5.6%
Gross profit margin	22.8%	0.6pp	0.0pp	0.4pp	0.1pp	-0.4pp	0.5pp

Worldwide Revenues

The decrease in net sales was primarily due to significant industry-related volume declines in the traditional businesses within all three segments, partially offset by growth in digital revenues. The volume declines were primarily driven by *Film Capture* within FPG, and *Digital Capture and Devices* and the traditional portion of *Retail Printing* within CDG. Negative price/mix was primarily driven by *Prepress Solutions* within GCG, *Retail Printing* and *Digital Capture and Devices* within CDG, and *Film Capture* within FPG. These items were partially offset by an increase in digital revenue due to the KPG and Creo acquisitions in the second quarter of 2005, intellectual property royalties, and favorable foreign exchange.

Gross Profit

Gross profit margin for 2006 increased as compared with 2005 due largely to the 2005 acquisitions of Kodak Polychrome Graphics ("KPG") and Creo Inc. ("Creo"), favorable price/mix in *Digital Capture and Devices* within CDG, including increased intellectual property royalties, and favorable foreign exchange. These increases were partially offset by increased manufacturing and other costs.

Included in gross profit for the year are extensions and amendments of existing license arrangements and a new licensing arrangement. The non-recurring portions of these licensing arrangements contributed approximately 1.7% of revenue to consolidated gross profit dollars in 2006, as compared with 0.5% of revenue to consolidated gross profit dollars for similar arrangements in 2005.

Selling, General and Administrative Expenses

The year-over-year decrease in consolidated SG&A was primarily attributable to Company-wide cost reduction initiatives.

Research and Development Costs

The decrease in R&D costs was primarily driven by: (1) write-offs in 2005 of purchased in-process R&D of $54 million associated with acquisitions made during 2005, (2) significant spending reductions related to traditional products and services, (3) lower R&D spending related to the display business, and (4) integration synergies within the GCG segment.

Restructuring Costs and Other

These costs, as well as the restructuring-related costs reported in cost of goods sold, are discussed in further detail under "Restructuring Costs and Other" below.

Other Operating (Income) Expenses, Net

The other operating (income) expenses, net category includes gains and losses on sales of capital assets and certain asset impairment charges. Other operating income was $59 million for 2006 as compared with other operating income of $40 million for 2005, representing an improvement of $19 million. This improvement was largely driven by lower asset impairments.

Interest Expense

Higher interest expense is primarily attributable to increased levels of debt associated with the 2005 acquisitions of KPG and Creo, and higher interest rates.

Other Income (Charges), Net

The other income (charges), net component includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The increase in other income (charges), net was primarily attributable to: (1) a year-over-year increase in interest income of $35 million, (2) lower losses on foreign exchange, which resulted in an increase in other income of $31 million, and (3) lower impairment charges on equity method investments, which increased other income by $19 million. These increases were partially offset by a loss on the early extinguishment of debt in 2006 of $9 million.

Income Tax Provision

(dollars in millions)	For the Year Ended December 31, 2006	2005
Loss from continuing operations before income taxes	($ 583)	($1,208)
Provision for income taxes	$ 221	$ 449
Effective tax rate	(37.9)%	(37.2)%

The change in the Company's annual effective tax rate from continuing operations is primarily attributable to the inability to recognize a benefit from losses in the U.S. and in certain jurisdictions outside the U.S., as a result of the requirement to record a valuation allowance against net deferred tax assets in those jurisdictions that the Company has determined it is no longer more likely than not that these net deferred tax assets will be realized, and the mix of earnings from operations in certain lower-taxed jurisdictions outside the U.S.

Consumer Digital Imaging Group

	For the Year Ended December 31,					
(dollars in millions)	2006	% of Sales	2005	% of Sales	Increase / (Decrease)	% Change
Digital net sales	$ 2,995		$ 3,290		$ (295)	-9%
Traditional net sales	1,716		2,356		(640)	-27%
Total net sales	4,711		5,646		(935)	-17%
Cost of goods sold	3,885		4,685		(800)	-17%
Gross profit	826	17.5%	961	17.0%	(135)	-14%
Selling, general and administrative expenses	785	17%	1,035	18%	(250)	-24%
Research and development costs	281	6%	300	5%	(19)	-6%
Loss from continuing operations before interest, other income (charges), net and income taxes	$ (240)	-5%	$ (374)	-7%	$ 134	36%

	For the Year Ended December 31,		Change vs. 2005			
	2006 Amount	Change vs. 2005	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 4,711	-16.6%	-14.3%	-2.7%	0.4%	0.0%
Gross profit margin	17.5%	0.5pp	0.0pp	3.0pp	0.2pp	-2.7pp

Worldwide Revenues

CDG net sales decreased due to significant volume declines in the traditional portion of *Retail Printing* and *Digital Capture and Devices* partially offset by volume increases in the digital portion of *Retail Printing.* The negative price/mix was primarily driven by *Digital Capture and Devices* and by price declines in *Retail Printing.*

Net worldwide sales of *Digital Capture and Devices*, which includes consumer digital cameras, accessories, memory products, snapshot printers and related media, and intellectual property royalties, decreased 13% in 2006 as compared with 2005, primarily reflecting volume decreases, as well as negative price/mix. These decreases were partially offset by increased intellectual property royalties as well as favorable foreign currency. According to the NPD Group's consumer tracking service, Kodak EasyShare digital cameras were number one in unit market share in the U.S. for the year 2006.

Retail Printing includes color negative paper, photochemicals, service and support, photofinishing services, and retail kiosks and related media. Net worldwide sales of *Retail Printing* decreased 21% in the year ended December 31, 2006 as compared with 2005 due to volume and price/mix declines in the traditional portion of the business and price/mix declines in kiosks and related media. These declines were partially offset by volume increases in kiosks and related media and favorable foreign exchange. Paper, photochemicals, and output systems revenues declined 20% and sales of photofinishing services declined 43% as compared with 2005, reflecting continuing industry volume declines.

Gross Profit

The increase in gross profit margin for CDG was primarily a result of improvements in price/mix within *Digital Capture and Devices,* which includes increases in intellectual property royalties, and favorable foreign exchange. The gross profit margin improvement was partially offset by increased manufacturing costs.

Included in gross profit is the impact of a non-recurring extension and amendment of existing license arrangement and new non-recurring license arrangements during the current year. The impact of these licensing arrangements contributed approximately 3.8% of revenue to segment gross profit dollars in 2006, as compared with 1.0% of revenue to segment gross profit dollars for similar arrangements in 2005. These types of arrangements provide the Company with a return on portions of historical R&D investments.

Selling, General and Administrative Expenses

The year-over-year decrease in SG&A was primarily driven by a decline in advertising spending as a result of focused cost reduction activities.

Research and Development Costs

The decrease in R&D costs is attributable to cost reduction actions partially offset by spending related to the development of *Consumer Inkjet Systems* subsequently launched in 2007.

Film Products Group

	For the Year Ended December 31,					
(dollars in millions)	2006	% of Sales	2005	% of Sales	Increase / (Decrease)	% Change
Total net sales	$ 2,312		$ 2,841		$ (529)	-19%
Cost of goods sold	1,460		1,605		(145)	-9%
Gross profit	852	36.9%	1,236	43.5%	(384)	-31%
Selling, general and administrative expenses	451	20%	600	21%	(149)	-25%
Research and development costs	33	1%	63	2%	(30)	-48%
Earnings from continuing operations before interest, other income (charges), net and income taxes	$ 368	16%	$ 573	20%	$ (205)	-36%

	For the Year Ended December 31,		Change vs. 2005			
	2006 Amount	Change vs. 2005	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,312	-18.6%	-16.6%	-2.5%	0.5%	0.0%
Gross profit margin	36.9%	-6.7pp	0.0pp	-2.8pp	0.4pp	-4.3pp

Worldwide Revenues

The decrease in net sales was comprised of: (1) lower volumes, which was primarily attributable to *Film Capture*; and (2) unfavorable price/mix related to *Film Capture* and *Entertainment Imaging*. These declines were partially offset by favorable foreign exchange.

Net worldwide sales of *Film Capture*, including consumer roll film (35mm and APS film), one-time-use cameras (OTUC), professional films, and reloadable film cameras, decreased 30% in 2006 as compared with 2005, primarily reflecting industry volume declines.

Net worldwide sales for *Entertainment Imaging*, including origination, intermediate, and print films, and digital products and services for the entertainment industry decreased 4%, primarily reflecting origination film and services volume declines and negative price/mix for print film, partially offset by volume increases for intermediate film and favorable foreign exchange. These results also reflect more conservative motion picture release strategies by major studios including the maturation of industry practice regarding simultaneous worldwide releases of major feature films.

Gross Profit

The decrease in gross profit margin was primarily a result of unfavorable price/mix within *Film Capture*, and increased manufacturing and other costs. These decreases were partially offset by favorable foreign currency, and price/mix within *Entertainment Imaging*. The increases in manufacturing and other costs are largely related to increased depreciation expense due to asset useful life changes in the third quarter of 2005 and higher silver costs.

Selling, General and Administrative Expenses

The year-over-year decline in SG&A was attributable to Company-wide cost reduction initiatives.

Research and Development Costs

The decrease in R&D costs was primarily attributable to significant reductions in spending related to traditional products and services.

Graphic Communications Group

(dollars in millions)	2006	% of Sales	2005	% of Sales	Increase / (Decrease)	% Change
	For the Year Ended December 31,					
Digital net sales	$ 2,950		$ 2,271		$ 679	30%
Traditional net sales	527		554		(27)	-5%
Total net sales	3,477		2,825		652	23%
Cost of goods sold	2,480		2,066		414	20%
Gross profit	997	28.7%	759	26.9%	238	31%
Selling, general and administrative expenses	697	20%	549	19%	148	27%
Research and development costs	200	6%	281	10%	(81)	-29%
Earnings (loss) from continuing operations before interest, other income (charges), net and income taxes	$ 100	3%	$ (71)	-3%	$ 171	241%

	For the Year Ended December 31,		Change vs. 2005				
	2006 Amount	Change vs. 2005	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs	Acquisition
Total net sales	$ 3,477	23.1%	4.9%	-5.3%	0.9%	0.0%	22.6%
Gross profit margin	28.7%	1.8pp	0.0pp	1.2pp	-0.4pp	0.5pp	0.5pp

Worldwide Revenues

Digital net sales are comprised of *Enterprise Solutions, Digital Printing Solutions*, portions of *Prepress Solutions* and portions of *Document Imaging*. The 30% growth in digital product sales led to total revenue growth of 23%, which was primarily attributable to acquisitions of KPG and Creo in the second quarter of 2005.

The increase in sales was also driven by volume increases in *Prepress Solutions*, offset by unfavorable price/mix in *Prepress Solutions* and *Document Imaging*.

Net worldwide sales of *Prepress Solutions*, including consumables, prepress equipment and related services, increased 33% primarily driven by the acquisitions of KPG and Creo and strong volume increases within the digital portion of *Prepress Solutions*.

Net worldwide sales of *Document Imaging*, which includes document scanners and services, media, and imaging services, were flat compared with 2005. Favorable volume and foreign currency were offset by unfavorable price/mix.

Net worldwide sales of *Digital Printing Solutions*, including all continuous inkjet and electrophotographic equipment, consumables and service, was flat compared with 2005.

Net worldwide sales of *Enterprise Solutions*, which includes workflow software and digital controller development, grew 55% driven by the acquisitions of KPG and Creo.

Gross Profit

The increase in gross profit margin as compared with 2005 was primarily driven by the acquisitions of KPG and Creo, favorable price/mix within *Prepress Solutions*, and decreased manufacturing and other costs. These increases were partially offset by unfavorable foreign currency.

Selling, General and Administrative Expenses

The increase in SG&A is primarily attributable to $148 million of SG&A costs associated with the acquired KPG and Creo businesses, and redistribution of corporate costs associated with bringing acquired businesses into the Kodak portfolio, partially offset by integration synergies.

Research and Development Costs

The decrease in R&D costs was primarily driven by $52 million of write-offs in 2005 for purchased in-process R&D associated with acquisitions, and was also driven by integration synergies.

All Other

Worldwide Revenues

Net worldwide sales for All Other were $68 million for 2006 as compared with $83 million for 2005, representing a decrease of $15 million, or 18%. Net sales in the U.S. were $50 million for 2006 as compared with $47 million for the prior year, representing an increase of $3 million, or 6%. Net sales outside the U.S. were $18 million in 2006 as compared with $36 million in the prior year, representing a decrease of $18 million, or 50%.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for All Other was $67 million in 2006 as compared with a loss of $128 million in 2005. This improvement in earnings was primarily driven by overall SG&A cost reductions of $37 million, and reductions in R&D spending for the display business of $31 million.

Earnings from Discontinued Operations, Net of Income Taxes

Earnings from discontinued operations for 2006 were $203 million, as compared with earnings from discontinued operations for 2005 of $451 million. Earnings from discontinued operations in 2006 were primarily driven by results of operations of the Health Group segment and also include the operations of HPA. (See Note 23, "Discontinued Operations" in the Notes to Financial Statements.)

The 2005 earnings from discontinued operations were primarily driven by results of operations of the Health Group segment, and by a $203 million reversal of certain tax accruals as a result of a settlement between the Company and the Internal Revenue Service on the audit of the tax years 1993 through 1998. These accruals had been established in 1994 in connection with the Company's sale of its pharmaceutical, consumer health and household products businesses during that year. These items were partially offset by a pension settlement charge of $54 million resulting from the finalization of the transfer of pension assets to ITT Industries, Inc. (ITT) in connection with the sale of the Company's Remote Sensing Systems business (RSS) in August 2004.

Loss from Cumulative Effect of Accounting Change, Net of Income Taxes

There was no loss from cumulative effect of accounting change, net of income taxes for 2006. The loss from cumulative effect of an accounting change, net of income taxes, of $55 million or $.19 per basic and diluted share for 2005 was the result of the Company's adoption of FASB Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," as of December 31, 2005. Under FIN 47, the Company is required to record an obligation and an asset for the present value of the estimated cost of fulfilling its legal obligation with respect to the retirement of an asset when the timing or method of settling that obligation is conditional upon a future event (for example, the sale of, exiting from or disposal of an asset - the "settlement date"). The primary application of FIN 47 to the Company is with respect to asbestos remediation. The $55 million charge represents the present value of the Company's asset retirement obligations (net of the related unamortized asset) relating to facilities with estimated settlement dates. Refer to further discussion in the "Recently Issued Accounting Standards" section within Note 1 in the Notes to Financial Statements.

Net Loss

The consolidated net loss for 2006 was $601 million, or a loss of $2.09 per basic and diluted share, as compared with a net loss for 2005 of $1,261 million, or a loss of $4.38 per basic and diluted share, representing an increase in earnings of $660 million or 52%. This improvement is attributable to the reasons outlined above.

Restructuring Costs and Other

The Company has undertaken a cost reduction program that was initially announced in January 2004. This program has been referred to as the "2004–2007 Restructuring Program." This program was initially expected to result in total charges of $1.3 billion to $1.7 billion over a three-year period ending in 2006. Overall, Kodak's worldwide facility square footage was expected to be reduced by approximately one-third, and approximately 12,000 to 15,000 positions worldwide were expected to be eliminated, primarily in global manufacturing, selected traditional businesses, and corporate administration.

As the 2004-2007 Restructuring Program underpinned a dramatic transformation of the Company, the underlying business model necessarily evolved. This required broader and more costly manufacturing infrastructure reductions (primarily non-cash charges) than originally anticipated, as well as similarly broader rationalization of selling, administrative and other business resources (primarily severance charges). As a result, the Company expanded the program to extend into 2007 and increased the expected employment reductions to 28,000 to 30,000 positions and total charges to $3.6 billion to $3.8 billion. In addition, the divestiture of the Health Group in the second quarter of 2007 further increased the amount of reductions necessary to appropriately scale the corporate infrastructure.

In the third quarter of 2007, the Company revised its expectations for total employment reductions to be in the range of 27,000 to 28,000 positions and total charges in the range of $3.4 billion to $3.6 billion. These new estimates reflected greater efficiencies in manufacturing infrastructure projects as well as the Company's ability to outsource or sell certain operations, which reduced involuntary severance charges.

During the year ended December 31, 2007, the Company made cash payments of approximately $446 million related to restructuring. Of this amount $424 million was paid out of restructuring reserves, while $22 million was paid out of reserves for pension and other postretirement liabilities.

The costs incurred, net of reversals, which total $685 million for the year ended December 31, 2007, include $23 million of costs which were presented as discontinued operations. Included in the $23 million presented as discontinued operations were $20 million and $4 million of severance and exit costs, respectively, which were associated with the 2004-2007 Restructuring Program, and a reversal of $1 million of exit costs associated with prior programs. The costs incurred, net of reversals, of $662 million, which were presented as continuing operations include $107 million and $12 million of charges related to accelerated depreciation and inventory write-downs, respectively, which were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The remaining costs incurred, net of reversals, of $543 million were reported as restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The Company expects to incur approximately $5 million of additional accelerated depreciation in 2008 as a result of the initiatives already implemented under the 2004-2007 Restructuring Program.

The restructuring actions implemented during fiscal year 2007 under the 2004-2007 Restructuring Program are expected to generate future annual cost savings of approximately $295 million, $274 million of which are expected to be future annual cash savings. These cost savings began to be realized by the Company beginning in the first quarter of 2007, and the majority of the savings are expected to be realized by the end of 2008 as most of the actions and severance payouts are completed. These total cost savings are expected to reduce future cost of goods sold, SG&A, and R&D expenses by approximately $154 million, $122 million, and $19 million, respectively.

Based on all of the actions taken to date under the 2004-2007 Restructuring Program, the program is expected to generate annual cost savings of approximately $1,680 million, including annual cash savings of $1,605 million, as compared with pre-program levels. The Company began realizing these savings in the second quarter of 2004, and expects the majority of the savings to be realized by the end of 2008 as most of the actions and severance payouts are completed. These total cost savings are expected to reduce cost of goods sold, SG&A, and R&D expenses annually by approximately $1,051 million, $473 million, and $156 million, respectively.

These estimates are based primarily on objective data related to the Company's severance actions. Savings resulting from facility closures and other non-severance actions that are more difficult to quantify are not included.

The Company has substantially completed the restructuring activities contemplated in the 2004-2007 Restructuring Program. Under this program, on a life-to-date basis as of December 31, 2007, the Company has recorded charges of $3,397 million, which were composed of severance, long-lived asset impairments, exit costs, inventory write-downs and accelerated depreciation of $1,398 million, $620 million, $385 million, $80 million and $935 million, respectively, less reversals of $21 million. The severance costs related to the elimination of approximately 27,650 positions, including approximately 6,750 photofinishing, 13,125 manufacturing, 1,575 research and development and 6,200 administrative positions.

Modest rationalization charges are expected in 2008 and beyond as the Company will continue to explore and execute on cost efficiency opportunities with respect to its sales, manufacturing and administrative infrastructure.

Liquidity and Capital Resources

2007

Cash Flow Activity

The Company's primary sources and uses of cash for the year ended December 31, 2007 included proceeds on the sale of businesses/assets, loss from continuing operations adjusted for non-cash items of income and expense, debt payments, restructuring payments, capital additions, working capital sources and needs, dividend payments and employee and retiree benefit plan payments/contributions.

Net cash provided by continuing operations from operating activities was $351 million for the year ended December 31, 2007. The Company's primary sources of cash from operating activities for the period are earnings from continuing operations, as adjusted for non-cash items of income and expense, which provided $652 million of operating cash. Included in cash flow from operating activities is approximately $306 million that relates to current and prior-year non-recurring licensing arrangements. The Company's other primary sources and uses of cash in operating activities in 2007 include:

- Decreases in receivables, driven by focused collection efforts including the reduction of past-due trade receivables;
- Decreases in inventories, driven by management of year-end inventory levels; and
- The net decrease in liabilities, excluding borrowings, including:
  - — The decrease in pension and other postretirement liabilities due to settlement and curtailment activities related to restructuring;
  - — Recognition of deferred income on intellectual property arrangements;

— Decrease in restructuring liabilities driven by cash payments for severance benefits, partially offset by restructuring charges within the current year;

— The settlement of asset retirement obligations due to footprint reduction actions; and

— These decreases were partially offset by an increase in trade accounts payable due to the Company's efforts to bring accounts payable metrics more in line with its peer group.

Included in the uses of cash in operating activities discussed above were:

- Cash expenditures of $446 million against restructuring reserves and pension and other postretirement liabilities, primarily for the payment of severance benefits. Certain employees whose positions were eliminated could elect to receive severance payments for up to two years following their date of termination;
- Contributions (funded plans) or benefit payments (unfunded plans) totaling approximately $111 million relating to major U.S. and non-U.S. defined benefit pension plans; and
- Benefit payments totaling approximately $218 million relating to postretirement benefit plans in the U.S., United Kingdom and Canada.

Net cash used in continuing operations in investing activities for the year ended December 31, 2007 of $41 million includes capital additions of $259 million. The majority of this spending supports new products, manufacturing capacity, productivity and quality improvements, infrastructure improvements, equipment placements with customers, and ongoing environmental and safety initiatives. Proceeds from sales of businesses and assets in the period provided cash of $227 million.

Net cash provided by discontinued operations from investing activities in 2007 was $2,449 million largely due to the proceeds received in connection with the sale of the Health Group business, and the HPA business previously included in GCG. The Company utilized a portion of the cash received from the sale of the Health Group for the full repayment of the Secured Term Debt of $1.15 billion, as reflected in net cash used in financing activities in the period.

Net cash used in continuing operations in financing activities in 2007 was $1,324 million, including the repayment of debt discussed above and dividends of $144 million. The Company's dividend policy is to pay semi-annual dividends, when declared, on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month. On May 9, and October 16, 2007, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2007, respectively. These dividends were paid on July 16 and December 14, 2007. Total dividends paid for the year ended December 31, 2007 were $144 million.

The Company believes that its cash flow from operations, in addition to asset sales, will be sufficient to cover its working capital and capital investment needs and the funds required for future debt reduction, restructuring payments, dividend payments, employee and retiree benefit plan payments/contributions, and potential acquisitions. The Company's cash balances and its financing arrangements, which are principally the Company's committed and uncommitted credit lines, as further discussed in Note 9, "Short-Term Borrowings and Long Term Debt" in the Notes to Financial Statements, will be used to bridge timing differences between expenditures and cash generated from operations.

Sources of Liquidity

Refer to Note 9, "Short-Term Borrowings and Long-Term Debt" in the Notes to Financial Statements for further discussion of sources of liquidity, presentation of long-term debt, related maturities and interest rates as of December 31, 2007 and 2006.

Credit Quality

Moody's and S&P's ratings for the Company, including their outlooks, as of the filing date of this Form 10-K are as follows:

	Senior Secured Rating	Corporate Rating	Senior Unsecured Rating	Outlook
Moody's	Ba1	B1	B2	Stable
S&P	BB	B+	B	Negative

On September 11, 2007, Standard & Poor's (S&P) concluded a review on Kodak. The conclusion of this work has resulted in an affirmation of the Company's Corporate Rating at B+, and an unchanged outlook of negative. However, S&P has removed the Company from credit watch, where it had been placed with negative implications on August 2, 2006. The Company's Senior Secured rating has improved two levels to BB.

S&P's ratings reflect their concerns regarding the continued decline in the Company's traditional business, the Company's uncertain profitability and cash flow generation of its digital business, and the potential for additional restructuring charges.

On May 7, 2007, Moody's concluded a review for possible downgrade, which was initiated in May 2006 after the Company announced its intention to explore strategic alternatives for its Health business. As a result, the Company's Corporate and Senior Unsecured ratings were confirmed at B1 and B2, respectively, and the Senior Secured rating, reflecting the remaining 5-Year Revolving Credit Facility, was upgraded from Ba3 to Ba1. The rating outlook was changed from negative to stable.

Moody's ratings reflect their views regarding the Company's significant challenges to replace revenue and cash flow from declining legacy film businesses as well as the Company's market position, operating profit margin and free cash flow volatility, asset returns (net of cash), financial leverage, and liquidity.

The stable rating outlook reflects Moody's expectation that the Company will continue to maintain liquidity and generate earnings sufficient to withstand further secular declines of its legacy film businesses, lack of substantial profitability in certain of its digital businesses and its sizable new business start-up costs.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements and indentures. Further, the Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, the Company could be required to increase the dollar amount of its letters of credit or provide other financial support up to an additional $70 million at the current credit ratings. As of the filing date of this Form 10-K, the Company has not been requested to materially increase its letters of credit or other financial support. Downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives.

Contractual Obligations

The impact that our contractual obligations are expected to have on the Company's liquidity and cash flow in future periods is as follows:

	As of December 31, 2007						
(in millions)	Total	2008	2009	2010	2011	2012	2013+
Long-term debt [1]	$ 1,589	$ 300	$ 45	$ 43	$ 40	$ 38	$ 1,123
Operating lease obligations	412	99	81	68	45	36	83
Purchase obligations [2]	1,130	563	178	121	87	87	94
Uncertain tax positions and interest [3]	62	62	—	—	—	—	—
Total [4] [5]	$ 3,193	$ 1,024	$ 304	$ 232	$ 172	$ 161	$ 1,300

(1) Represents maturities of the Company's long-term debt obligations as shown on the Consolidated Statement of Financial Position. See Note 9, "Short-Term Borrowings and Long-Term Debt" in the Notes to Financial Statements.

(2) Purchase obligations include agreements related to supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The terms of these agreements cover the next two to sixteen years. See Note 11, "Commitments and Contingencies," in the Notes to Financial Statements.

(3) Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 16, "Income Taxes," in the Notes to Financial Statements for additional information regarding the Company's uncertain tax positions.

(4) Funding requirements for the Company's major defined benefit retirement plans and other postretirement benefit plans have not been determined, therefore, they have not been included. In 2007, the Company made contributions to its major defined benefit retirement plans and benefit payments for its other postretirement benefit plans of $111 million ($38 million relating to its U.S. defined benefit plans) and $218 million ($212 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $51 million ($23 million relating to its U.S. defined benefit plans) and $209 million ($204 million relating to its U.S. other postretirement benefits plan), respectively, to its defined benefit plans and other postretirement benefit plans in 2008.

(5) Because their future cash outflows are uncertain, the other long-term liabilities presented in Note 10, "Other Long-Term Liabilities" are excluded from this table.

Off-Balance Sheet Arrangements

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2007, the following customer guarantees were in place:

	As of December 31, 2007	
(in millions)	Maximum Amount	Amount Outstanding
Customer amounts due to banks and leasing companies	$ 150	$ 117
Other third-parties	2	—
Total guarantees of customer debt and other obligations	$ 152	$ 117

The guarantees for the third party debt mature between 2008 and 2011. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees.

The Company also guarantees debt and other obligations owed to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $637 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $229 million. These guarantees expire between 2008 and 2013. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities and other obligations of the Company and its subsidiaries to the $2.7 billion Secured Credit Facilities lenders are guaranteed.

During the fourth quarter of 2007, Eastman Kodak Company (the "Parent") issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees of the Kodak Pension Plan of the United Kingdom (the "Trustees"). Under this arrangement, the Parent guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are performed at least every three years.

The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. However, as of December 31, 2007 management believes that performance under this guarantee by Eastman Kodak Company is unlikely. The funding status of the Plan is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2007 was not material to the Company's financial position, results of operations or cash flows.

2006

Cash Flow Activity

The Company's primary sources and uses of cash for the year ended December 31, 2006 included earnings from continuing operations, adjusted for non-cash items of income and expense, debt payments, restructuring payments, capital additions, working capital needs, dividend payments and employee and retiree benefit plan payments/contributions.

Net cash provided by continuing operations from operating activities was $685 million for the year ended December 31, 2006. The Company's primary sources of cash from operating activities for the year are earnings from continuing operations, as adjusted for non-cash items of income and expense, which provided $327 million of operating cash. Included in cash flow from operating activities was approximately $315 million provided by non-recurring licensing arrangements during 2006. The Company's other primary sources and uses of cash in operating activities include:

- Decrease in inventories due to planned inventory reductions driven by corporate initiatives and a decline in demand for traditional products;
- Decrease in receivables driven by the continued industry decline in sales of traditional products and services;
- Net increase in liabilities resulting from non-cash adjustments to tax liabilities, partially offset by a decrease in accounts payable and other liabilities; and
- Recognition of deferred income on intellectual property arrangements.

Included in the uses of cash in operating activities discussed above were:

- Cash expenditures of $548 million against restructuring reserves and pension and other postretirement liabilities, primarily for the payment of severance benefits;
- Contributions (funded plans) or benefit payments (unfunded plans) totaling approximately $187 million relating to major U.S. and non-U.S. defined benefit pension plans; and
- Benefit payments totaling approximately $224 million relating to U.S., United Kingdom and Canada postretirement benefit plans.

Net cash used in continuing operations in investing activities for the year ended December 31, 2006 of $181 million included capital additions of $335 million. The majority of the spending supported new products, manufacturing productivity and quality improvements, infrastructure improvements, equipment placements with customers, and ongoing environmental and safety initiatives. Proceeds from sales of businesses and assets for the year provided cash of $178 million. Net cash used in discontinued operations from investing activities was $44 million for the year ended December 31, 2006 for additions to capital assets.

Net cash used in financing activities was $947 million, including the repayment of debt of $803 million, and dividend payments of $144 million.

On May 10, and October 17, 2006, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2006. These dividends were paid on July 18, and December 14, 2006. Total dividends paid for the year ended December 31, 2006 were $144 million.

2005

Cash Flow Activity

The Company's primary sources and uses of cash for the year ended December 31, 2005 included earnings from continuing operations, adjusted for non-cash items of income and expense, acquisitions, debt payments, restructuring payments, capital additions, working capital needs, dividend payments and employee and retiree benefit plan payments/contributions.

Net cash provided by continuing operations from operating activities was $722 million for the year ended December 31, 2005. The Company's earnings from continuing operations, as adjusted for non-cash items of income and expense, provided $29 million of operating cash. Included in cash flow from operating activities was approximately $345 million provided by non-recurring licensing arrangements during 2005.

The Company's other primary sources of cash in operating activities include:

- Decrease in inventories, excluding the impacts of acquisitions, due to a combination of (1) planned inventory reductions driven by corporate initiatives, (2) an increasingly seasonal demand for digital products in anticipation of the holiday season, and (3) a decline in demand for traditional products; and
- Decrease in receivables, excluding the impacts of acquisitions, driven by lower customer rebate accruals, lower miscellaneous non-trade receivables and increased collection efforts.

The Company's primary uses of cash in operating activities discussed above include:

- Cash expenditures of $508 million against restructuring reserves and pension and other postretirement liabilities, primarily for the payment of severance benefits;
- Contributions (funded plans) or benefit payments (unfunded plans) totaling approximately $185 million relating to major U.S. and non-U.S. defined benefit pension plans; and
- Benefit payments totaling approximately $240 million relating to U.S., United Kingdom and Canada postretirement benefit plans.

Net cash used in continuing operations in investing activities for the year ended December 31, 2005 of $1,264 million was utilized primarily for business acquisitions of $984 million and capital additions of $432 million. Approximately $927 million and $11 million related to the acquisitions of Creo and KPG, respectively. These uses of cash were partially offset by $130 million from the sale of businesses and assets. Net cash used in discontinued operations from investing activities was $40 million for the year ended December 31, 2005 for additions to capital assets.

Net cash provided by financing activities of $533 million for the year ended December 31, 2005 resulted from the net increase in borrowing of $722 due to the funding of the acquisition of Creo during the second quarter of 2005, partially offset by dividend payments of $144 million and repayments of debt.

On May 11, and October 18, 2005, the Board of Directors declared semi-annual cash dividends of $.25 per share payable to shareholders of record at the close of business on June 1, and November 1, 2005. These dividends were paid on July 15, and December 14, 2005. Total dividends paid for the year ended December 31, 2005 were $144 million.

Other

Refer to Note 11, "Commitments and Contingencies" in the Notes to Financial Statements for discussion regarding the Company's undiscounted liabilities for environmental remediation costs, asset retirement obligations, and other commitments and contingencies including legal matters.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature; or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's expectations for growth, cash flow, taxes, portfolio expansion, seasonality of CDG sales, cost of environmental compliance, results of litigation, cost of retirement related benefits, depreciation, asset impairments and savings from restructuring are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change. The forward-looking statements contained in this report are subject to a number of factors and uncertainties, including the successful:

- execution of the digital growth and profitability strategies, business model and cash plan;
- implementation of the cost reduction programs;
- transition of certain financial processes and administrative functions to a global shared services model and the outsourcing of certain functions to third parties;
- implementation of, and performance under, the debt management program, including compliance with the Company's debt covenants;
- development and implementation of product go-to-market and e-commerce strategies;
- protection, enforcement and defense of the Company's intellectual property, including defense of its products against the intellectual property challenges of others;
- execution of intellectual property licensing programs and other strategies;
- integration of the Company's businesses to SAP, the Company's enterprise system software;
- completion of various portfolio actions;
- reduction of inventories;
- integration of acquired businesses and consolidation of the Company's subsidiary structure;
- improvement in manufacturing productivity and techniques;
- improvement in working capital management and cash conversion cycle;
- continued availability of essential components and services from concentrated sources of supply;
- improvement in supply chain efficiency and dependability; and
- implementation of the strategies designed to address the decline in the Company's traditional businesses.

The forward-looking statements contained in this report are subject to the following additional risk factors:

- inherent unpredictability of currency fluctuations, commodity prices and raw material costs;
- competitive actions, including pricing;
- the Company's ability to access capital markets;
- the nature and pace of technology evolution;
- changes to accounting rules and tax laws, as well as other factors which could impact the Company's reported financial position or effective tax rate;
- pension and other postretirement benefit cost factors such as actuarial assumptions, market performance, and employee retirement decisions;
- general economic, business, geo-political and regulatory conditions or unanticipated environmental liabilities or costs;
- changes in market growth;
- continued effectiveness of internal controls; and
- other factors and uncertainties disclosed from time to time in the Company's filings with the Securities and Exchange Commission.

Any forward-looking statements in this report should be evaluated in light of these important factors and uncertainties.

SUMMARY OF OPERATING DATA

A summary of operating data for 2007 and for the four years prior is shown on page 98.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts. The Company does not utilize financial instruments for trading or other speculative purposes.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices.

The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2007 and 2006, the fair value of open forward contracts would have decreased $66 million and increased $16 million, respectively. Such gains or losses would be substantially offset by losses or gains from the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open silver forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2007, the fair value of open forward contracts would have decreased $2 million. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products. There were no open forward contracts hedging silver at December 31, 2006.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 57 basis points) higher at December 31, 2007, the fair value of short-term and long-term borrowings would have decreased $1 million and $53 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 63 basis points) higher at December 31, 2006, the fair value of short-term and long-term borrowings would have decreased less than one million and $59 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2007 was not significant to the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eastman Kodak Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions on January 1, 2007. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for pension and postretirement benefit plans as of December 31, 2006. As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of December 31, 2005.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Rochester, New York
February 27, 2008

Eastman Kodak Company
Consolidated Statement of Operations

(in millions, except per share data)	For the Year Ended December 31, 2007	2006	2005
Net sales	$ 10,301	$ 10,568	$ 11,395
Cost of goods sold	7,785	8,159	8,864
Gross profit	2,516	2,409	2,531
Selling, general and administrative expenses	1,764	1,950	2,240
Research and development costs	535	578	739
Restructuring costs and other	543	416	665
Other operating (income) expenses, net	(96)	(59)	(40)
Loss from continuing operations before interest, other income (charges), net and income taxes	(230)	(476)	(1,073)
Interest expense	113	172	139
Other income (charges), net	87	65	4
Loss from continuing operations before income taxes	(256)	(583)	(1,208)
(Benefit) provision for income taxes	(51)	221	449
Loss from continuing operations	(205)	(804)	(1,657)
Earnings from discontinued operations, net of income taxes	881	203	451
Loss from cumulative effect of accounting change, net of income taxes	—	—	(55)
Net Earnings (Loss)	$ 676	$ (601)	$ (1,261)
Basic and diluted net (loss) earnings per share:			
Continuing operations	$ (0.71)	$ (2.80)	$ (5.76)
Discontinued operations	3.06	0.71	1.57
Cumulative effect of accounting change	—	—	(0.19)
Total	$ 2.35	$ (2.09)	$ (4.38)
Cash dividends per share	0.50	0.50	0.50

The accompanying notes are an integral part of these consolidated financial statements.

■ Eastman Kodak Company
Consolidated Statement of Financial Position

(in millions, except share and per share data)	As of December 31, 2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 2,947	$ 1,469
Receivables, net	1,939	2,072
Inventories, net	943	1,001
Deferred income taxes	120	108
Other current assets	104	96
Assets of discontinued operations	—	811
Total current assets	6,053	5,557
Property, plant and equipment, net	1,811	2,602
Goodwill	1,657	1,584
Other long-term assets	4,138	3,509
Assets of discontinued operations	—	1,068
Total Assets	$ 13,659	$ 14,320
Liabilities And Shareholders' Equity		
Current Liabilities		
Accounts payable and other current liabilities	$ 3,794	$ 3,712
Short-term borrowings	308	64
Accrued income and other taxes	344	347
Liabilities of discontinued operations	—	431
Total current liabilities	4,446	4,554
Long-term debt, net of current portion	1,289	2,714
Pension and other postretirement liabilities	3,444	3,934
Other long-term liabilities	1,451	1,690
Liabilities of discontinued operations	—	40
Total liabilities	10,630	12,932
Commitments and Contingencies (Note 11)		
Shareholders' Equity		
Common stock, $2.50 par value, 950,000,000 shares authorized; 391,292,760 shares issued as of December 31, 2007 and 2006; 287,999,830 and 287,333,123 shares outstanding as of December 31, 2007 and 2006	978	978
Additional paid in capital	889	881
Retained earnings	6,474	5,967
Accumulated other comprehensive income (loss)	452	(635)
	8,793	7,191
Treasury stock, at cost 103,292,930 shares as of December 31, 2007 and 103,959,637 shares as of December 31, 2006	5,764	5,803
Total shareholders' equity	3,029	1,388
Total Liabilities And Shareholders' Equity	$13,659	$14,320

The accompanying notes are an integral part of these consolidated financial statements.

■ Eastman Kodak Company
Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock [1]	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2004	$ 978	$ 854	$ 8,136	$ (90)	$ (5,844)	$ 4,034
Net loss	—	—	(1,261)	—	—	(1,261)
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($9 million pre-tax)	—	—	—	(8)	—	(8)
Unrealized gains arising from hedging activity ($21 million pre-tax)	—	—	—	21	—	21
Reclassification adjustment for hedging related gains included in net earnings ($15 million pre-tax)	—	—	—	(15)	—	(15)
Currency translation adjustments	—	—	—	(219)	—	(219)
Pension liability adjustment ($223 million pre-tax)	—	—	—	(156)	—	(156)
Other comprehensive loss	—	—	—	(377)	—	(377)
Comprehensive loss						(1,638)
Cash dividends declared ($.50 per common share)	—	—	(144)	—	—	(144)
Recognition of equity-based compensation expense	—	17	—	—	—	17
Treasury stock issued, net (357,345 shares) [2]	—	—	(10)	—	22	12
Unvested stock issuances (169,040 shares)	—	(4)	(4)	—	9	1
Shareholders' Equity as of December 31, 2005	$ 978	$ 867	$ 6,717	$ (467)	$ (5,813)	$ 2,282

continued on next page

■ Eastman Kodak Company
Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock [1]	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2005	$ 978	$ 867	$ 6,717	$ (467)	$ (5,813)	$ 2,282
Net loss	—	—	(601)	—	—	(601)
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($2 million pre-tax)	—	—	—	(2)	—	(2)
Unrealized gains arising from hedging activity ($8 million pre-tax)	—	—	—	8	—	8
Reclassification adjustment for hedging related gains included in net earnings ($12 million pre-tax)	—	—	—	(12)	—	(12)
Currency translation adjustments	—	—	—	88	—	88
Pension liability adjustment ($185 million pre-tax)	—	—	—	136	—	136
Other comprehensive income	—	—	—	218	—	218
Comprehensive loss						(383)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits ($466 million pre-tax)	—	—	—	(386)	—	(386)
Cash dividends declared ($.50 per common share)	—	—	(144)	—	—	(144)
Recognition of equity-based compensation expense	—	17	—	—	—	17
Treasury stock issued, net (135 shares) [2]	—	—	(3)	—	4	1
Unvested stock issuances (109,935 shares)	—	(3)	(2)	—	6	1
Shareholders' Equity as of December 31, 2006	$ 978	$ 881	$ 5,967	$ (635)	$ (5,803)	$ 1,388

continued on next page

Eastman Kodak Company
Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock [1]	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity as of December 31, 2006	$ 978	$ 881	$ 5,967	$ (635)	$ (5,803)	$ 1,388
Net earnings	—	—	676	—	—	676
Other comprehensive income (loss):						
Unrealized gains on available-for-sale securities ($16 million pre-tax)	—	—	—	10	—	10
Unrealized gains arising from hedging activity ($11 million pre-tax)	—	—	—	11	—	11
Reclassification adjustment for hedging related gains included in net earnings ($1 million pre-tax)	—	—	—	(1)	—	(1)
Currency translation adjustments	—	—	—	114	—	114
Pension liability adjustment ($986 million pre-tax)	—	—	—	953	—	953
Other comprehensive income	—	—	—	1,087	—	1,087
Comprehensive income						1,763
Cash dividends declared ($.50 per common share)	—	—	(144)	—	—	(144)
Recognition of equity-based compensation expense	—	20	—	—	—	20
Treasury stock issued, net (413,923 shares) [2]	—	(6)	(18)	—	25	1
Unvested stock issuances (252,784 shares)	—	(6)	(7)	—	14	1
Shareholders' Equity as of December 31, 2007	$ 978	$ 889	$ 6,474	$ 452	$ (5,764)	$ 3,029

(1) There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

(2) Includes Stock Options exercised and other stock awards issued, offset by shares surrendered for taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
Consolidated Statement of Cash Flows

(in millions)	2007	2006	2005
	For the Year Ended December 31,		
Cash flows from operating activities:			
Net earnings (loss)	$ 676	$ (601)	$ (1,261)
Adjustments to reconcile to net cash provided by operating activities:			
Earnings from discontinued operations, net of income taxes	(881)	(203)	(451)
Loss from cumulative effect of accounting change, net of income taxes	—	—	55
Equity in earnings from unconsolidated affiliates	—	—	(12)
Depreciation and amortization	785	1,195	1,291
Gain on sales of businesses/assets	(157)	(65)	(78)
Purchased research and development	—	—	54
Non-cash restructuring costs, asset impairments and other charges	336	138	194
(Benefit) provision for deferred income taxes	(107)	(137)	237
Decrease in receivables	161	163	195
Decrease in inventories	108	292	273
(Decrease) increase in liabilities excluding borrowings	(463)	122	(107)
Other items, net	(107)	(219)	332
Total adjustments	(325)	1,286	1,983
Net cash provided by continuing operations	351	685	722
Net cash (used in) provided by discontinued operations	(37)	271	486
Net cash provided by operating activities	314	956	1,208
Cash flows from investing activities:			
Additions to properties	(259)	(335)	(432)
Net proceeds from sales of businesses/assets	227	178	130
Acquisitions, net of cash acquired	(2)	(3)	(984)
(Investments in) distributions from unconsolidated affiliates	—	(19)	34
Marketable securities - sales	166	133	182
Marketable securities - purchases	(173)	(135)	(194)
Net cash used in continuing operations	(41)	(181)	(1,264)
Net cash provided by (used in) discontinued operations	2,449	(44)	(40)
Net cash provided by (used in) investing activities	2,408	(225)	(1,304)

continued on next page

■ Eastman Kodak Company Consolidated Statement of Cash Flows

(in millions)	For the Year Ended December 31, 2007	2006	2005
Cash flows from financing activities:			
Proceeds from borrowings	177	765	2,520
Debt issuance costs	—	—	(57)
Repayment of borrowings	(1,363)	(1,568)	(1,798)
Dividends to shareholders	(144)	(144)	(144)
Exercise of employee stock options	6	—	12
Net cash (used in) provided by continuing operations	(1,324)	(947)	533
Net cash provided by discontinued operations	44	—	—
Net cash (used in) provided by financing activities	(1,280)	(947)	533
Effect of exchange rate changes on cash	36	20	(27)
Net increase (decrease) in cash and cash equivalents	1,478	(196)	410
Cash and cash equivalents, beginning of year	1,469	1,665	1,255
Cash and cash equivalents, end of year	$ 2,947	$ 1,469	$ 1,665

Supplemental Cash Flow Information

(in millions)	For the Year Ended December 31, 2007	2006	2005
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $2, $3 and $3 [1]	$ 138	$ 255	$ 172
Income taxes [1]	150	96	110
The following non-cash items are not reflected in the Consolidated Statement of Cash Flows:			
Pension and other postretirement benefits liability adjustments	$ 953	$ 136	$ 156
Adjustment to initially apply SFAS No. 158	—	386	—
Liabilities assumed in acquisitions	—	—	681
Issuance of unvested stock, net of forfeitures	6	1	5
Debt assumed for acquisition	—	—	395
Increase in other non-current receivables through increase in deferred royalty revenue from licensee	—	—	311

(1) Includes payments included in expense of discontinued operations.

During the year ended December 31, 2005, the Company completed several acquisitions. Information regarding the fair value of assets acquired and liabilities assumed is presented in Note 22, "Acquisitions" in the Notes to Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company Notes to Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Eastman Kodak Company.

Basis of Consolidation

The consolidated financial statements include the accounts of Kodak and its majority owned subsidiary companies. Intercompany transactions are eliminated and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests. The equity method of accounting is used for joint ventures and investments in associated companies over which Kodak has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Income and losses of investments accounted for using the equity method are reported in other income (charges), net, in the accompanying Consolidated Statement of Operations. See Note 7, "Investments," and Note 15 "Other Income (Charges), Net."

Certain amounts for prior years have been reclassified to conform to the current year classification. Prior year reclassifications include the following:

- The reclassification of gains and losses on sales of capital assets and certain asset impairment charges from other income (charges), net to other operating (income) expenses, net.
- The presentation of discontinued operations and related assets and liabilities held for sale, as a result of the divestiture of the Health Group segment.
- The presentation of discontinued operations as a result of the divestiture of Hermes Precisa Pty. Ltd. ("HPA").
- The adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which required recognition and reclassification of net liabilities related to uncertain tax positions from Accrued income and other taxes to Other long-term liabilities.
- The revision of prior year segment results to conform to the new segment reporting structure, which was effective January 1, 2007.

During the year ended December 31, 2007, the Company recorded net adjustments of $23 million of expense, for items that should have been recorded in prior periods. The largest of these items of expense is a $20 million tax provision recorded in the second quarter of 2007 for a valuation allowance that should have been recorded in 2006. This item is discussed further in Note 5, "Goodwill and Other Intangible Assets" and Note 16, "Income Taxes." Each correction recorded in the year ended December 31, 2007 is individually no greater than $6 million, other than the item noted above. The Company has determined that these corrections, individually and in the aggregate, are not material to the current period financial statements or to any prior year financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Financial Position. Translation adjustments are not tax-effected since they relate to investments, which are permanent in nature.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while the related revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, and gain and loss accounts, are remeasured at historical rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in net earnings (loss) in the accompanying Consolidated Statement of Operations.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in net earnings (loss) in the accompanying Consolidated Statement of Operations. The effects of foreign currency transactions, including related hedging activities, are included in other income (charges), net, in the accompanying Consolidated Statement of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, and derivative instruments. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the derivative instruments, the counterparties to these contracts are major financial institutions. The Company has not experienced non-performance by any of its derivative instruments counterparties.

Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the "first in, first out" (FIFO) or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties

Properties are recorded at cost, net of accumulated depreciation. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	5-40
Land improvements	10-20
Leasehold improvements	3-10
Equipment	3-10
Tooling	1-3
Furniture and fixtures	3-15

Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to net earnings (loss).

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired. The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is not amortized, but is required to be assessed for impairment at least annually. The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods. The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss. The Company completed step one in its fourth quarter and determined that there were no such impairments. Accordingly, the performance of step two was not required.

Revenue

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions; and intellectual property licensing. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of customer incentive programs, warranties and estimated returns and reduces revenue accordingly.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in certain jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is reasonably assured. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on their fair value. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. When the Company has continuing obligations related to a licensing arrangement, revenue related to the ongoing arrangement is recognized over the period of the obligation. Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives a benefit over a period of time, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Incremental direct costs (i.e. costs that vary with and are directly related to the acquisition of a contract which would not have been incurred but for the acquisition of the contract) of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Otherwise, these costs are expensed as incurred and included in cost of goods sold in the accompanying Consolidated Statement of Operations.

Research and Development Costs

Research and development (R&D) costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are charged to operations in the period in which they are incurred. In connection with a business combination, the purchase price allocated to research and development projects that have not yet reached technological feasibility and for which no alternative future use exists is charged to operations in the period of acquisition.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $394 million, $366 million, and $460 million in 2007, 2006 and 2005, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Impairment of Long-Lived Assets

The Company applies the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under the guidance of SFAS No. 144, the Company reviews the carrying values of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The Company assesses the recoverability of the carrying values of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has changed significantly, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes.

Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The adoption of FIN 48 in the first quarter of 2007 did not have a material impact on the Company's Consolidated Financial Statements.

The Company accounts for income taxes in accordance with SFAS No. 109. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2007 and 2006, see Note 16, "Income Taxes."

Earnings Per Share

Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the year. As a result of the net loss from continuing operations presented for the years ended December 31, 2007, 2006 and 2005, the Company calculates diluted earnings-per-share using weighted-average basic shares outstanding for each period, as utilizing diluted shares would be anti-dilutive to loss per share. The reconciliation between the numerator and denominator of the basic and diluted earnings-per-share computations is presented as follows:

	For the Year Ended December 31,		
(dollars in millions)	2007	2006	2005
Numerator:			
Loss from continuing operations used in basic net earnings (loss) per share	$ (205)	$ (804)	$ (1,657)
Denominator:			
Number of common shares used in basic net earnings (loss) per share	287.7	287.3	287.9
Effect of dilutive securities:			
Employee stock options	—	—	—
Convertible securities	—	—	—
Number of common shares used in diluted net earnings (loss) per share	287.7	287.3	287.9

Outstanding options, to purchase shares of the Company's common stock, of 30.9 million, 34.6 million and 36.0 million, as of December 31, 2007, 2006 and 2005, respectively, were not included in the computation of diluted earnings per share because the Company reported a net loss from continuing operations; therefore, the effect would be anti-dilutive.

The Company currently has approximately $575 million in contingent convertible notes (the Convertible Securities) outstanding that were issued in October 2003. Interest on the Convertible Securities accrues at a rate of 3.375% per annum and is payable semi-annually. The Convertible Securities are convertible at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities. The Company's diluted net earnings per share exclude the effect of the Convertible Securities, as they were anti-dilutive for all periods presented.

Recently Issued Accounting Standards

FASB Statement No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))", which is effective in fiscal years ending after December 15, 2006. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 does not change the amount of actuarially determined expense that is recorded in the Consolidated Statement of Operations. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, which is consistent with the Company's present measurement date. The adoption of SFAS No. 158 did not have any impact on the Company's Consolidated Statement of Operations, Statement of Cash Flows, or compliance with its debt covenants.

The table below discloses the impact of adoption on the Consolidated Statement of Financial Position as of December 31, 2006.

(in millions)	Before Application of SFAS No. 158	Adjustments Increase/ (Decrease)	After Application of SFAS No. 158
Other long-term assets	$ 3,205	$ 304	$ 3,509
Total assets	14,016	304	14,320
Accounts payable and other current liabilities	3,669	43	3,712
Total current liabilities	4,511	43	4,554
Pension and other postretirement liabilities	3,288	646	3,934
Other long-term liabilities	1,689	1	1,690
Total liabilities	12,242	690	12,932
Accumulated other comprehensive loss	(249)	386	(635)
Total shareholders' equity	1,774	(386)	1,388
Total liabilities and shareholders' equity	$ 14,016	$ 304	$ 14,320

FASB Statement No. 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements No. 133 and 140)." This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006 (year ending December 31, 2007 for the Company). Additionally, the fair value option may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under previous accounting guidance prior to the adoption of this Statement. The adoption of SFAS No. 155 in the first quarter of 2007 did not have a material impact on the Company's Consolidated Financial Statements.

FASB Interpretation No. 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The adoption of FIN 48 in the first quarter of 2007 did not have a material impact on the Company's Consolidated Financial Statements. Further information regarding the adoption of FIN 48 is disclosed in Note 16, "Income Taxes."

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a comprehensive framework for measuring fair value and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. This Statement, as modified by FASB Staff Position (FSP) 157-2, is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) for financial assets and liabilities, and fiscal years beginning after November 15, 2008 (January 1, 2009 for the Company) for nonfinancial assets and liabilities. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for which the provisions of SFAS No. 157 should be applied retrospectively. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its Consolidated Financial Statements.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). The provisions of this statement are required to be applied prospectively. The Company will adopt SFAS No. 159 in the first quarter of 2008, and the adoption will not have a material impact on its Consolidated Financial Statements.

FASB Statement No. 141R

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," a revision to SFAS No. 141, "Business Combinations." SFAS No. 141R provides revised guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. The Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. SFAS No. 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company). The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on its Consolidated Financial Statements.

FASB Statement No. 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." This Statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. Specifically, SFAS No. 160 requires the presentation of noncontrolling interests as equity in the Consolidated Statement of Financial Position, and separate identification and presentation in the Consolidated Statement of Operations of net income attributable to the entity and the noncontrolling interest. It also establishes accounting and reporting standards regarding deconsolidation and changes in a parent's ownership interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company). The provisions of SFAS No. 160 are generally required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its Consolidated Financial Statements.

NOTE 2: RECEIVABLES, NET

	As of December 31,	
(in millions)	2007	2006
Trade receivables	$ 1,697	$ 1,737
Miscellaneous receivables	242	335
Total (net of allowances of $114 and $134 as of December 31, 2007 and 2006, respectively)	$ 1,939	$ 2,072

Of the total trade receivable amounts of $1,697 million and $1,737 million as of December 31, 2007 and 2006, respectively, approximately $266 million and $272 million, respectively, are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

NOTE 3: INVENTORIES, NET

	As of December 31,	
(in millions)	2007	2006
Finished goods	$ 537	$ 606
Work in process	235	192
Raw materials	171	203
Total	$ 943	$ 1,001

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
(in millions)	2007	2006
Land	$ 85	$ 91
Buildings and building improvements	1,748	2,319
Machinery and equipment	5,387	7,153
Construction in progress	107	86
	7,327	9,649
Accumulated depreciation	(5,516)	(7,047)
Net properties	$ 1,811	$ 2,602

Depreciation expense was $679 million, $1,075 million and $1,191 million for the years 2007, 2006 and 2005, respectively, of which approximately $107 million, $273 million and $391 million, respectively, represented accelerated depreciation in connection with restructuring actions.

In April 2007, the Company entered into an agreement to sell its manufacturing site in Xiamen, China. This sale closed in the second quarter of 2007 and resulted in a reduction to net properties of approximately $278 million. This action was part of the 2004-2007 Restructuring Program.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $1,657 million and $1,584 million as of December 31, 2007 and 2006, respectively. The changes in the carrying amount of goodwill by reportable segment for 2006 and 2007 were as follows:

(in millions)	Consumer Digital Imaging Group	Film Products Group	Graphic Communications Group	Consolidated Total
Balance as of December 31, 2005	$ 208	$ 523	$ 822	$ 1,553
Finalization of purchase accounting	—	—	2	2
Currency translation adjustments	9	21	(1)	29
Balance as of December 31, 2006	$ 217	$ 544	$ 823	$ 1,584
Additions	—	—	2	2
Purchase accounting adjustment	—	—	38	38
Divestiture	—	—	(19)	(19)
Currency translation adjustments	9	25	18	52
Balance as of December 31, 2007	$ 226	$ 569	$ 862	$ 1,657

During the second quarter of 2007, the Company identified a deferred tax asset in a recently acquired non-U.S. subsidiary that was overstated at the date of acquisition. Therefore, the Company recorded an increase in the value of goodwill of $24 million in the second quarter of 2007 to appropriately reflect the proper goodwill balance. This $24 million is presented as a purchase accounting adjustment in the table above. The Company also recorded a valuation allowance of $20 million, which should have been recorded in 2006, in order to properly reflect the value of the net deferred tax asset. The Company has determined that this correction is not material to the current period or to any prior period financial statement amounts.

In addition, in the fourth quarter of 2007, the Company recorded a $14 million increase in the value of goodwill to correct the purchase price allocations to property, plant and equipment and deferred tax assets in a recently acquired non-U.S. subsidiary that was overstated at the date of acquisition. This correction is presented as a purchase accounting adjustment in the table above.

The divestiture in 2007 of $19 million relates to the sale of the Company's interest in Hermes Precisa Pty. Ltd. ("HPA"). See Note 23, "Discontinued Operations," for further details.

The purchase accounting adjustment of $2 million for the year ended December 31, 2006 was attributable to the finalization of purchase accounting for the 2005 acquisition of KPG in the amount of $19 million, and finalization of purchase accounting for the 2005 acquisition of Creo in the amount of $(17) million.

Due to the realignment of the Company's operating model and change in reporting structure, as described in Note 24, "Segment Information," effective January 1, 2007, the Company reassessed its goodwill for impairment during the first quarter of 2007, and determined that no reporting units' carrying values exceeded their respective estimated fair values based on the realigned reporting structure and, therefore, there was no impairment.

The gross carrying amount and accumulated amortization by major intangible asset category for 2007 and 2006 were as follows:

As of December 31, 2007				
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 326	$ 166	$ 160	7 years
Customer-related	281	125	156	10 years
Other	82	36	46	8 years
Total	$ 689	$ 327	$ 362	8 years

As of December 31, 2006				
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 324	$ 119	$ 205	7 years
Customer-related	274	95	179	10 years
Other	214	88	126	8 years
Total	$ 812	$ 302	$ 510	8 years

During the fourth quarter of 2007, the Company announced its intention to dispose of its stake in Lucky Film Co., Ltd., and to terminate its manufacturing exclusivity agreement. In connection with this plan, the Company recorded an asset impairment charge against earnings of $46 million, which is included in other operating (income) expenses, net on the Consolidated Statement of Operations. In addition, other intangible assets and accumulated amortization were written down by $132 million and $86 million, respectively. See Note 7, "Investments."

Amortization expense related to intangible assets was $106 million, $120 million, and $100 million for the year ended December 31, 2007, 2006 and 2005, respectively.

Estimated future amortization expense related to purchased intangible assets as of December 31, 2007 is as follows (in millions):

2008	$ 79
2009	74
2010	63
2011	40
2012	25
2013+	56
Total	$ 337

The difference between the net intangible balance at December 31, 2007 and the total estimated future amortization expense of approximately $25 million is related to assets held for sale at December 31, 2007.

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	As of December 31, 2007	2006
Overfunded pension plans	$ 2,454	$ 1,597
Deferred income taxes, net of valuation allowance	636	642
Intangible assets	362	510
Non-current receivables	405	394
Miscellaneous other long-term assets	281	366
Total	$ 4,138	$ 3,509

The miscellaneous component above consists of other miscellaneous long-term assets that, individually, are less than 5% of the Company's total assets, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: INVESTMENTS

Equity Method

The Company's significant equity method investees and the Company's approximate ownership interest in each investee were as follows:

	As of December 31, 2007	2006
Matsushita-Ultra Technologies Battery Corporation	30%	30%
Lucky Film Co. Ltd (Lucky Film)	13%	13%

As of December 31, 2007 and 2006, the carrying value of the Company's equity investment in these significant unconsolidated affiliates was $33 million and $36 million, respectively, and is reported within other long-term assets in the accompanying Consolidated Statement of Financial Position. The Company records its equity in the income or losses of these investees and reports such amounts in other income (charges), net in the accompanying Consolidated Statement of Operations. See Note 15, "Other Income (Charges), Net."

In the fourth quarter of 2007, the shareholders of Matsushita-Ultra Tech Battery Corporation ("MUTEC"), a joint venture between the Company and Matsushita Electric Corporation of America, voted to dissolve the joint venture agreement, which was to expire on December 17, 2007, but was extended to March 31, 2008. Kodak expects that MUTEC will cease operations by March 31, 2008 and that the entity will be liquidated by December 31, 2008. As a result of this decision, Kodak recorded an impairment charge of approximately $5 million in the fourth quarter of 2007. This charge is reflected in other income (charges), net on the Consolidated Statement of Operations.

On November 8, 2007, the Company entered into an agreement with Lucky Film Co. Ltd., China Lucky Film Corp. (together, "Lucky"), and Guangzhou Chengzin Venture Capital Co. Ltd. ("Investment Co.") to sell Kodak's equity interest in Lucky Film Co. Ltd. to Investment Co. In addition, Kodak and Lucky terminated or amended certain other existing agreements and entered into other new agreements. The transaction closed in January 2008. In conjunction with the transaction, Kodak received proceeds of $46 million, and recorded an asset impairment charge in the fourth quarter of 2007 related to certain manufacturing exclusivity and distribution right intangible assets approximating $46 million. This charge is reflected in other operating expenses (income), net on the Consolidated Statement of Operations.

In January 2006, Kodak terminated the SK Display joint venture arrangement with Sanyo Electric Company pursuant to terms of the original agreement. The Company recognized a $7 million gain in other income (charges), net on this transaction. This termination did not have a material impact on the Company's financial position, results of operations or cash flows. Kodak will continue as exclusive licensing agent on behalf of Kodak and Sanyo for certain OLED intellectual property.

NOTE 8: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

	As of December 31,	
(in millions)	2007	2006
Accounts payable, trade	$ 1,233	$ 906
Accrued employment-related liabilities	727	794
Accrued advertising and promotional expenses	541	524
Deferred revenue	414	378
Accrued restructuring liabilities	164	263
Other	715	847
Total	$ 3,794	$ 3,712

The other component above consists of other miscellaneous current liabilities that, individually, are less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 9: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term Borrowings

The Company's short-term borrowings were as follows:

	As of December 31,	
(in millions)	2007	2006
Current portion of long-term debt	$ 300	$ 17
Short-term bank borrowings	8	47
Total	$ 308	$ 64

The weighted-average interest rates for short-term bank borrowings outstanding at December 31, 2007 and 2006 were 7.50% and 9.84%, respectively.

As of December 31, 2007, the Company and its subsidiaries, on a consolidated basis, maintained $1,062 million in committed bank lines of credit and $499 million in uncommitted bank lines of credit to ensure continued access to short-term borrowing capacity, as described further below.

Long-term Debt, Including Lines of Credit

Long-term debt and related maturities and interest rates were as follows:

(in millions)			As of December 31, 2007		2006	
Country	Type	Maturity	Weighted-Average Interest Rate	Amount Outstanding	Weighted-Average Interest Rate	Amount Outstanding
U.S.	Medium-term	2008	3.63%	$ 250	3.63%	$ 250
U.S.	Term note	2007		—	7.60%*	10
U.S.	Term note	2012		—	7.60%*	861
Canada	Term note	2012		—	7.60%*	277
U.S.	Term note	2006-2013	6.16%	50	6.16%	47
Germany	Term note	2006-2013	6.16%	201	6.16%	188
U.S.	Term note	2013	7.25%	500	7.25%	500
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
U.S.	Convertible	2033	3.38%	575	3.38%	575
U.S.	Notes	2006-2010		—	5.90%*	8
Other				—		2
				1,589		2,731
Current portion of long-term debt				(300)		(17)
Long-term debt, net of current portion				$ 1,289		$ 2,714

* Represents debt with a variable interest rate.

Annual maturities (in millions) of long-term debt outstanding at December 31, 2007 are as follows: $300 in 2008, $45 in 2009, $43 in 2010, $40 in 2011, $38 in 2012 and $1,123 in 2013 and beyond.

Secured Credit Facilities

On October 18, 2005 the Company closed on $2.7 billion of Senior Secured Credit Facilities (Secured Credit Facilities) under a new Secured Credit Agreement (Secured Credit Agreement) and associated Security Agreement and Canadian Security Agreement. The Secured Credit Facilities consisted of a $1.0 billion 5-Year Committed Revolving Credit Facility (5-Year Revolving Credit Facility) expiring October 18, 2010 and $1.7 billion of Term Loan Facilities (Term Facilities) expiring October 18, 2012.

The 5-Year Revolving Credit Facility can be used by Eastman Kodak Company (U.S. Borrower) for general corporate purposes including the issuance of letters of credit. Amounts available under the facility can be borrowed, repaid and re-borrowed throughout the term of the facility provided the Company remains in compliance with covenants contained in the Secured Credit Agreement. As of December 31, 2007, there was no debt outstanding and $141 million of letters of credit issued under this facility.

Under the Term Facilities, $1.2 billion was borrowed at closing primarily to refinance debt originally issued under the Company's previous $1.225 billion 5-Year Facility to finance the acquisition of Creo Inc. on June 15, 2005. The $1.2 billion consisted of a $920 million 7-Year Term Loan to the U.S. Borrower and a $280 million 7-Year Term Loan to Kodak Graphic Communications Canada Company (KGCCC or, the Canadian Borrower). Pursuant to the terms of the Secured Credit Agreement, an additional $500 million was available to the U.S. Borrower under the seven-year term loan facility for advance at any time through June 15, 2006. On June 15, 2006, the Company used this $500 million to refinance $500 million 6.375% Medium Term Notes, Series A, due June 15, 2006. Due to the repayment described below, the Term Facilities are no longer available for new borrowings.

On January 10, 2007, the Company announced that it had entered into an agreement to sell its Health Group to Onex Healthcare Holdings, Inc., a subsidiary of Onex Corporation. The sale closed on April 30, 2007 for approximately $2.35 billion. Consistent with the terms of the Secured Credit Agreement, on May 3, 2007 the Company used a portion of these proceeds to fully repay its approximately $1.15 billion of secured term debt.

As of December 31, 2007, there were no borrowings outstanding for these Secured Credit Facilities. Debt issue costs incurred of approximately $57 million associated with the Secured Credit Facilities were recorded as an asset and are being amortized over the life of the borrowings. As a result of the payment of secured debt in connection with the sale of the Health Group, approximately $19 million of unamortized costs were written off in the second quarter of 2007 to the gain on sale within discontinued operations.

Pursuant to the Secured Credit Agreement and associated Security Agreement, each subsidiary organized in the U.S. jointly and severally guarantees the obligations under the Secured Credit Agreement and all other obligations of the Company and its subsidiaries to the Lenders. The guaranty is supported by the pledge of certain U.S. assets of the U.S. Borrower and the Company's U.S. subsidiaries including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of "Material Subsidiaries." Excluded from pledged assets are real property, "Principal Properties" and equity interests in "Restricted Subsidiaries," as defined in the Company's 1988 Indenture.

"Material Subsidiaries" are defined as those subsidiaries with revenues or assets constituting 5 percent or more of the consolidated revenues or assets of the corresponding borrower. Material Subsidiaries will be determined on an annual basis under the Secured Credit Agreement.

Pursuant to the Secured Credit Agreement and associated Canadian Security Agreement, Eastman Kodak Company and Kodak Graphic Communications Company (KGCC, formerly Creo Americas, Inc.), jointly and severally guarantee the obligations of the Canadian Borrower, to the Lenders. Subsequently, KGCC has been merged into Eastman Kodak Company. Certain assets of the Canadian Borrower in Canada were also pledged, including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of the Canadian Borrower's Material Subsidiaries.

Interest rates for borrowings under the Secured Credit Agreement are dependent on the Company's Long Term Senior Secured Credit Rating. The Secured Credit Agreement contains various affirmative and negative covenants customary in a facility of this type, including two quarterly financial covenants: (1) a consolidated debt for borrowed money to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (subject to adjustments to exclude any extraordinary income or losses, as defined by the Secured Credit Agreement, interest income and certain non-cash items of income and expense) ratio, on a rolling four quarter basis, of not greater than: 3.50 to 1 as of December 31, 2006 and thereafter, and (2) a consolidated EBITDA to consolidated interest expense (subject to adjustments to exclude interest expense not related to borrowed money) ratio, on a rolling four-quarter basis, of no less than 3.00 to 1. As of December 31, 2007, the Company was in compliance with all covenants under the Secured Credit Agreement.

In addition, subject to various conditions and exceptions in the Secured Credit Agreement, in the event the Company sells assets for net proceeds totaling $75 million or more in any year, except for proceeds used within 12 months for reinvestments in the business of up to $300 million, proceeds from sales of assets used in the Company's non-digital products and services businesses to prepay or repay debt or pay cash restructuring charges within 12 months from the date of sale of the assets, or proceeds from the sale of inventory in the ordinary course of business, the amount in excess of $75 million must be applied to prepay loans under the Secured Credit Agreement.

The Company pays a commitment fee at an annual rate of 37.5 basis points on the undrawn balance of the 5-Year Revolving Credit Facility at the Company's current Senior Secured credit rating of Ba1 and BB from Moody's Investor Services, Inc. (Moody's) and Standard & Poor's Rating Services (S&P), respectively. This fee amounts to $3.75 million annually, and is reported as interest expense in the Consolidated Statement of Operations.

In addition to the 5-Year Revolving Credit Facility, the Company has other committed and uncommitted lines of credit as of December 31, 2007 totaling $62 million and $499 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2007 were $4 million and $1 million, respectively. These outstanding borrowings are reflected in the short-term borrowings in the accompanying Consolidated Statement of Financial Position at December 31, 2007.

As of December 31, 2007, the Company had outstanding letters of credit totaling $143 million and surety bonds in the amount of $79 million primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, and to support various customs and trade activities.

Debt Shelf Registration and Convertible Securities

On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the primary debt shelf registration) for the issuance of up to $2.0 billion of new debt securities. Pursuant to Rule 429 under the Securities Act of 1933, $650 million of remaining unsold debt securities under a prior shelf registration statement were included in the primary debt shelf registration, thus giving the Company the ability to issue up to $2.65 billion in public debt. After issuance of $500 million in notes in October 2003, the remaining availability under the primary debt shelf registration was $2.15 billion.

On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the Notes), which was made pursuant to the Company's new debt shelf registration. The remaining unused balance under the Company's new debt shelf is $2.15 billion. Concurrent with the sale of the Notes, on October 10, 2003, the Company completed the private placement of $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the Convertible Securities) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Interest on the Convertible Securities will accrue at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. As a condition of the private placement, on January 6, 2004 the Company filed a shelf registration statement under the Securities Act of 1933 relating to the resale of the Convertible Securities and the common stock to be issued upon conversion of the Convertible Securities pursuant to a registration rights agreement, and made this shelf registration statement effective on February 6, 2004.

The Convertible Securities contain a number of conversion features that include substantive contingencies. The Convertible Securities are convertible by the holders at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities, which is equal to an initial conversion price of $31.02 per share. The initial conversion rate of 32.2373 is subject to adjustment for: (1) stock dividends, (2) subdivisions or combinations of the Company's common stock, (3) issuance to all holders of the Company's common stock of certain rights or warrants to purchase shares of the Company's common stock at less than the market price, (4) distributions to all holders of the Company's common stock of shares of the Company's capital stock or the Company's assets or evidences of indebtedness, (5) cash dividends in excess of the Company's current cash dividends, or (6) certain payments made by the Company in connection with tender offers and exchange offers.

The holders may convert their Convertible Securities, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter, if the price of the Company's common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during a 30 consecutive trading day period ending on the last trading day of the previous calendar quarter; (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of the Convertible Securities for each day of such period is less than 105% of the conversion value, and the conversion value for each day of such period was less than 95% of the principal amount of the Convertible Securities (the Parity Clause); (3) if the Company has called the Convertible Securities for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the Senior Unsecured credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively, or if the Convertible Securities are no longer rated by at least one of these services or their successors (the Credit Rating Clause). At the Company's current credit rating, the Convertible Securities may be converted by their holders.

The Company may redeem some or all of the Convertible Securities at any time on or after October 15, 2010 at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest. Upon a call for redemption by the Company, a conversion trigger is met whereby the holder of each $1,000 Convertible Senior Note may convert such note to shares of the Company's common stock.

The holders have the right to require the Company to purchase their Convertible Securities for cash at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. As of December 31, 2007, the Company has sufficient treasury stock to cover potential future conversions of these Convertible Securities into 18,536,447 shares of common stock.

NOTE 10: OTHER LONG-TERM LIABILITIES

	As of December 31,	
(in millions)	2007	2006
Deferred royalty revenue from licensees	$ 350	$ 545
Non-current tax-related liabilities	445	418
Environmental liabilities	125	153
Deferred compensation	102	134
Asset retirement obligations	64	92
Other	365	348
Total	$ 1,451	$ 1,690

The other component above consists of other miscellaneous long-term liabilities that, individually, are less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Environmental

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Recurring costs for pollution prevention and waste treatment	$ 49	$ 63	$ 76
Capital expenditures for pollution prevention and waste treatment	4	3	7
Site remediation costs	2	1	2
Total	$ 55	$ 67	$ 85

Environmental expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

At December 31, 2007 and 2006, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $125 million and $153 million, respectively. These amounts are reported in other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. The Company is currently in the process of completing, and in many cases has completed, RCRA Facility Investigations (RFI), Corrective Measures Studies (CMS) and Corrective Measures Implementation (CMI) for areas at the site. At December 31, 2007, estimated future investigation and remediation costs of $63 million are accrued for this site, the majority of which relates to long-term operation, maintenance of remediation systems and monitoring costs.

In addition, the Company has accrued for obligations with estimated future investigation, remediation and monitoring costs of $19 million relating to other operating sites, $23 million at sites of former operations and plant closures, and $20 million of retained obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next twenty-eight years for many of the sites. For these known environmental liabilities, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes investigations, equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be less than $1 million over the next year. These expenditures are incurred as part of plant operations and, therefore, are not included in the environmental accrual at December 31, 2007.

The Company is presently designated as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at seven Superfund sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in two active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of costs does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues.

Estimates of the amount and timing of future costs of environmental remediation requirements are by their nature imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Asset Retirement Obligations

The Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) during the fourth quarter of 2005. FIN 47 clarifies that the term "conditional asset retirement obligation," as used in FASB No. 143, "Accounting for Asset Retirement Obligations," requires that conditional asset retirement obligations, legal obligations to perform an asset retirement activity in which the timing and/(or) method of settlement are conditional on a future event, be reported, along with associated capitalized asset retirement costs, at their fair values. Upon initial application, FIN 47 requires recognition of (1) a liability, adjusted for cumulative accretion from the date the obligation was incurred until the date of adoption of FIN 47, for existing asset retirement obligations; (2) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset; and (3) accumulated depreciation on the capitalized asset retirement cost. Accordingly, the Company recognized the following amounts in its Consolidated Statement of Financial Position as of December 31, 2005 and Consolidated Statement of Operations for the year ended December 31, 2005:

(in millions)	
Additions to property, plant and equipment, gross	$ 33
Additions to accumulated depreciation	$ (33)
Additions to property, plant and equipment, net	$ —
Asset retirement obligations	$ 64
Cumulative effect of change in accounting principle, gross	$ 64
Cumulative effect of change in accounting principle, net of tax	$ 55

The adoption of FIN 47 reduced 2005 net earnings by $55 million, or $.19 per share.

The Company has determined the pro forma loss from continuing operations, net loss, and corresponding per share information as if the provisions of FIN 47 had been adopted prior to January 1, 2005. The pro forma information is as follows:

(in millions, except per share data)	2005
Loss from continuing operations	
As reported	$ (1,657)
Pro forma	$ (1,664)
Loss from continuing operations, per basic and diluted share	
As reported	$ (5.76)
Pro forma	$ (5.78)
Net loss	
As reported	$ (1,261)
Pro forma	$ (1,211)
Net loss, per basic and diluted share	
As reported	$ (4.38)
Pro forma	$ (4.21)
Number of shares used in loss per share	
Basic	287.9
Diluted	287.9

As of December 31, 2007 and 2006, the Company has recorded approximately $64 million and $92 million, respectively, of asset retirement obligations within other long-term liabilities in the accompanying Consolidated Statement of Financial Position. The Company's asset retirement obligations primarily relate to asbestos contained in buildings that the Company owns. In many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, the Company is not required to remove the asbestos from its buildings. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. The Company does not have a liability recorded related to every building that contains asbestos because the Company cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Asset retirement obligations as of January 1	$ 92	$ 73	$ 7
Liabilities incurred in the current period (including the adoption of FIN 47 in 2005)	24	34	64
Liabilities settled in the current period	(55)	(30)	—
Accretion expense	3	16	2
Other	—	(1)	—
Asset retirement obligations as of December 31	$ 64	$ 92	$ 73

Other Commitments and Contingencies

The Company has entered into agreements with several companies, which provide Kodak with products and services to be used in its normal operations. These agreements are related to supplies, production and administrative services, as well as marketing and advertising. The terms of these agreements cover the next two to sixteen years. The minimum payments for these agreements are approximately $563 million in 2008, $178 million in 2009, $121 million in 2010, $87 million in 2011, $87 million in 2012 and $94 million in 2013 and thereafter.

Rental expense, net of minor sublease income, amounted to $130 million in 2007, $160 million in 2006 and $149 million in 2005. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $99 million in 2008, $81 million in 2009, $68 million in 2010, $45 million in 2011, $36 million in 2012 and $83 million in 2013 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. In accordance with SFAS No. 98, "Accounting for Leases," the entire gain on the property sale of approximately $57 million was deferred and no gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. As a result, the Company is accounting for the transaction as a financing. Future minimum lease payments under this noncancelable lease commitment are approximately $5 million per year for 2008 through 2012.

The Company's Brazilian operations are involved in governmental assessments in various stages of litigation related to indirect and other taxes. The Company is disputing these tax matters and intends to vigorously defend the Company's position. Based on the opinion of legal counsel, management does not believe that the ultimate resolution of these matters will materially impact the Company's results of operations, financial position or cash flows. The Company routinely assesses all these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flow in a particular period.

NOTE 12: GUARANTEES

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of product and equipment from the Company. The following customer guarantees were in place:

	As of December 31, 2007	
(in millions)	Maximum Amount	Amount Outstanding
Customer amounts due to banks and leasing companies	$ 150	$ 117
Other third-parties	2	—
Total guarantees of customer debt and other obligations	$ 152	$ 117

The guarantees for the third party debt mature between 2008 and 2011. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees.

The Company also guarantees debt and other obligations owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $637 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $229 million. These guarantees expire between 2008 and 2013. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities and other obligations of the Company and its subsidiaries to the $2.7 billion Secured Credit Facilities lenders are guaranteed.

During the fourth quarter of 2007, Eastman Kodak Company (the "Parent") issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees of the Kodak Pension Plan of the United Kingdom (the "Trustees"). Under this arrangement, the Parent guarantees to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. The guarantee expires upon the conclusion of the funding valuation for the period ending December 31, 2015 whereby the Plan achieves full funded status or earlier, in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years.

The limit of potential future payments is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee. However, as of December 31, 2007 management believes that performance under this guarantee by Eastman Kodak Company is unlikely. The funding status of the Plan is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

Indemnifications

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2007 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs

The Company has warranty obligations in connection with the sale of its products and equipment. The original warranty period for equipment products is generally one year or less. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Accrued warranty obligations as of December 31, 2005	$ 35
Actual warranty experience during 2006	(48)
2006 warranty provisions	52
Accrued warranty obligations as of December 31, 2006	$ 39
Actual warranty experience during 2007	(46)
2007 warranty provisions	51
Accrued warranty obligations as of December 31, 2007	$ 44

The Company also offers its customers extended warranty arrangements that are generally one year, but may range from three months to three years after the original warranty period. The Company provides repair services and routine maintenance under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Therefore, these revenues and costs have been aggregated in the presentation below. The change in the Company's deferred revenue balance in relation to these routine maintenance and extended warranty arrangements, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Deferred revenue as of December 31, 2005	$ 138
New extended warranty and maintenance arrangements in 2006	371
Recognition of extended warranty and maintenance arrangement revenue in 2006	(366)
Deferred revenue as of December 31, 2006	$ 143
New extended warranty and maintenance arrangements in 2007	396
Recognition of extended warranty and maintenance arrangement revenue in 2007	(391)
Deferred revenue as of December 31, 2007	$ 148

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2007 and 2006 amounted to $180 million and $177 million, respectively.

NOTE 13: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments:

	As of December 31,			
	2007		2006	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Current	$ 29	$ 29	$ 18	$ 18
Long-term	—	—	4	4
Long-term borrowings	(1,289)	(1,285)	(2,714)	(2,740)
Foreign currency forwards	(22)	(22)	(18)	(18)
Silver forwards	3	3	—	—

Marketable securities are valued at quoted market prices. The fair values of long-term borrowings are determined by reference to quoted market prices. The fair values for the remaining financial instruments in the above table are determined by reference to quoted market prices and reflect the estimated amounts the Company would pay or receive to terminate the contracts. The carrying values of cash and cash equivalents, trade receivables, short-term borrowings and payables approximate their fair values.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates, which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair values of these derivative contracts are reported in other current assets or accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

The Company may enter into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. Hedge gains and losses are reclassified from accumulated other comprehensive income (loss) into cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties. As of December 31, 2007 and 2006, the Company had no open foreign currency cash flow hedges. During 2007 and 2006, there were no foreign currency cash flow hedges and nothing was reclassified from accumulated other comprehensive income (loss) to cost of goods sold. During 2005, gains of $11 million (pre-tax) were reclassified from accumulated other comprehensive income (loss) to cost of goods sold.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through net earnings (loss) at the same time that the exposed assets and liabilities are remeasured through net earnings (loss) (both in other income (charges), net). The majority of the contracts of this type held by the Company are denominated in euros. As of December 31, 2007, the fair value of these open contracts was an unrealized loss of $22 million (pre-tax). The effects of foreign currency transactions, including related hedging activities, were gains of $2 million and losses of $1 million and $32 million in the years 2007, 2006, and 2005, respectively, and are included in other income (charges), net in the accompanying Consolidated Statement of Operations.

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. The fair values of silver forward contracts are reported in other current assets and/or accounts payable and current liabilities, and the effective portion of the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss). Hedge gains and losses are reclassified into cost of goods sold as the related silver-containing products are sold to third parties. These gains (losses) transferred to cost of goods sold are generally offset by increased (decreased) costs of silver purchased in the open market. As of December 31, 2007, the fair value of open silver forward contracts was an unrealized gain of $3 million, which is included in accumulated other comprehensive income (loss). If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. Additionally, realized gains of $7 million (pre-tax), related to closed silver contracts, have been deferred in accumulated other comprehensive income (loss). These gains will be reclassified into cost of goods sold as the related silver-containing products are sold, all within the next twelve months. During 2007, realized gains of $1 million (pre-tax) were reclassified from accumulated other comprehensive income (loss) to cost of goods sold. Hedge ineffectiveness was insignificant.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2007 was not significant to the Company.

NOTE 14: OTHER OPERATING (INCOME) EXPENSES, NET

(in millions)	For the Year Ended December 31, 2007	2006	2005
Expenses (income):			
Gain on sales of capital assets	$ (139)	$ (70)	$ (65)
Gain on sale of Light Management Films business	(19)	—	—
Lucky intangible asset impairment	46	—	—
Other	16	11	25
Total	$ (96)	$ (59)	$ (40)

NOTE 15: OTHER INCOME (CHARGES), NET

(in millions)	For the Year Ended December 31, 2007	2006	2005
Income (charges):			
Interest income	$ 95	$ 59	$ 24
Gain (loss) on foreign exchange transactions	2	(1)	(32)
Interest on past-due receivables and finance revenue on sales	2	2	3
Loss on early extinguishment of debt	—	(9)	—
MUTEC equity method investment impairment (See Note 7)	(5)	—	—
Other	(7)	14	9
Total	$ 87	$ 65	$ 4

NOTE 16: INCOME TAXES

The components of (loss) earnings from continuing operations before income taxes and the related provision (benefit) for U.S. and other income taxes were as follows:

(in millions)	For the Year Ended December 31, 2007	2006	2005
(Loss) earnings from continuing operations before income taxes:			
U.S.	$ (354)	$ (559)	$ (1,108)
Outside the U.S.	98	(24)	(100)
Total	$ (256)	$ (583)	$ (1,208)
U.S. income taxes:			
Current (benefit) provision	$ (237)	$ 196	$ 19
Deferred provision (benefit)	11	(145)	455
Income taxes outside the U.S.:			
Current provision	141	100	138
Deferred provision (benefit)	49	38	(161)
State and other income taxes:			
Current provision (benefit)	(15)	45	(2)
Deferred benefit	—	(13)	—
Total	$ (51)	$ 221	$ 449

The differences between income taxes computed using the U.S. federal income tax rate and the provision (benefit) for income taxes for continuing operations were as follows:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Amount computed using the statutory rate	$ (90)	$ (204)	$ (422)
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	(15)	32	(2)
Export sales and manufacturing credits	—	(10)	(22)
Foreign tax credits benefitted	(76)	—	—
Operations outside the U.S.	54	40	(30)
Valuation allowance	152	393	955
Tax settlements and adjustments, including interest	(65)	(10)	(13)
Other, net	(11)	(20)	(17)
(Benefit) provision for income taxes	$ (51)	$ 221	$ 449

Deferred Tax Assets and Liabilities

The significant components of deferred tax assets and liabilities were as follows:

	As of December 31,	
(in millions)	2007	2006
Deferred tax assets		
Pension and postretirement obligations	$ 347	$ 935
Restructuring programs	44	126
Foreign tax credit	209	353
Investment tax credits	211	147
Employee deferred compensation	147	143
Tax loss carryforwards	577	554
Other deferred revenue	218	214
Other	455	475
Total deferred tax assets	$2,208	$2,947
Deferred tax liabilities		
Depreciation	85	177
Leasing	66	71
Inventories	49	74
Other	112	130
Total deferred tax liabilities	312	452
Net deferred tax assets before valuation allowance	1,896	2,495
Valuation allowance	1,249	1,849
Net deferred tax assets	$ 647	$ 646

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

	As of December 31,	
(in millions)	2007	2006
Deferred income taxes (current)	$ 120	$ 108
Other long-term assets	636	642
Accrued income taxes	(87)	(103)
Other long-term liabilities	(22)	(1)
Net deferred tax assets	$ 647	$ 646

As of December 31, 2007, the Company had available domestic and foreign net operating loss carryforwards for income tax purposes of approximately $1,874 million, of which approximately $498 million have an indefinite carryforward period. The remaining $1,376 million expire between the years 2008 and 2027. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company. The Company also has $209 million of unused foreign tax credits at December 31, 2007, with various expiration dates through 2016.

The Company has been granted a tax holiday in China that became effective when the net operating loss carryforwards were fully utilized during 2004. For 2006 and 2007, the Company's tax rate was 7.5%, which is 50% of the normal 15% tax rate for the jurisdiction in which Kodak operates. As a result of new legislation effective for 2008, the corporate income rate will increase to 9% which is 50% of the new 2008 tax rate of 18%. Thereafter, the Company's tax rate will be phased in until ultimately reaching a rate of 25% in 2012.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,675 million and $2,031 million as of December 31, 2007 and 2006, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings, and it is not practicable to determine the related deferred tax liability. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free, or at minimal cost.

The Company's valuation allowance as of December 31, 2007 is $1,249 million. Of this amount, $323 is attributable to the Company's net deferred tax assets outside the U.S. of $731 million and $926 million relates to the Company's net deferred tax assets in the U.S. of $1,165 million, which the Company believes it is not more likely than not that the assets will be realized. The remaining net deferred tax assets in excess of the valuation allowance of $647 million relate primarily to net operating loss carryforwards and certain tax credits which the Company believes it is more likely than not that the assets will be realized.

For the year ended December 31, 2007, the Company recorded a tax benefit in continuing operations primarily as a result of the realization of current year losses due to the recognition of the pre-tax gain on discontinued operations.

During the second quarter of 2007, the Company identified a deferred tax asset in a recently acquired non-U.S. subsidiary that was overstated at the date of acquisition. Therefore, the Company recorded an increase in the value of goodwill of $24 million in the second quarter of 2007 to appropriately reflect the proper goodwill balance. The Company also recorded a valuation allowance of $20 million, which should have been recorded in 2006, in order to properly reflect the value of the net deferred tax asset. This amount is included in the $51 million tax benefit for the year ended December 31, 2007. The Company has determined that this correction is not material to the current period or to any prior period financial statement amounts.

During the fourth quarter of 2007, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded a benefit associated with the release of valuation allowances of $20 million in certain jurisdictions outside the U.S.

The valuation allowance as of December 31, 2006 is $1,849 million. Of this amount, $324 million relates to the Company's net deferred tax assets outside the U.S. of $728 million and $1,525 million relating to the Company's net deferred tax assets in the U.S. of $1,767 million, which the Company believes it is not more likely than not that the assets will be realized. The remaining net deferred tax assets in excess of the valuation allowance of $646 million relate primarily to current year losses and certain tax credits which the Company believes it is more likely than not that the assets will be realized.

During the fourth quarter of 2006, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded additional valuation allowances of $90 million against its net deferred tax assets in certain jurisdictions outside the U.S.

Accounting for Uncertainty in Income Taxes ("FIN 48")

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings.

The following is a rollforward of the Company's liability for income taxes associated with unrecognized tax benefits:

(in millions)	
Balance as of January 1, 2007	$ 305
Tax positions related to current year:	
Additions	59
Reductions	—
Tax positions related to prior years:	
Additions	45
Reductions	(101)
Settlements	(4)
Lapses in statutes of limitations	(1)
Balance as of December 31, 2007	$ 303

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). During the years ended December 31, 2007, 2006 and 2005, the Company recognized approximately $10 million, $15 million, and $19 million, respectively, in interest expense. Additionally, the Company had approximately $51 million and $58 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2007 and 2006, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in any future periods. Consistent with the provisions of FIN 48, the Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled and has reclassified these items in the Consolidated Statement of Financial Position as of December 31, 2006 to conform to the current period presentation. These noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position. Current liabilities are recorded in Accrued income and other taxes in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits or the expiration of statutes of limitations. Settlements could increase earnings in an amount ranging from $0 to $60 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2000. The Company's U.S. tax matters for the years 2001 through 2006 remain subject to examination by the Internal Revenue Service (IRS). Substantially all material state, local, and foreign income tax matters have been concluded for years through 1998. The Company tax matters for the year 1999 through 2006 remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities.

As previously reported, on October 3, 2006, the Company filed a claim for a federal tax refund related to a 1994 loss recognized on the sale of a subsidiary's stock that was disallowed at that time under IRS regulations. Since that time, the IRS has issued new regulations that serve as the basis for this refund claim. As of December 31, 2007, the claim had been brought to the Joint Committee on Taxation and is pending further review. Based on information available at this time, and in accordance with FIN 48, the Company has not recorded a tax benefit due to the uncertainty of the resolution.

During 2007, the Company has continued to be audited by various taxing authorities. The Company reached a settlement with the IRS covering tax years 1999-2000. As a result, the Company recognized a tax benefit from continuing operations in the United States of $17 million, including interest. Also during 2007, the Company reached a settlement with the taxing authorities in two locations outside of the U.S. resulting in a tax benefit of $76 million. No other material settlements were reached during 2007 or 2006.

Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2008 in the United States and in certain foreign jurisdictions that could have a significant earnings impact. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

During 2005, the Company reached a settlement with the IRS covering tax years 1993-1998. As a result, the Company recognized a tax benefit from continuing operations of $44 million, including interest, and a tax benefit of $203 million from discontinued operations.

NOTE 17: RESTRUCTURING COSTS AND OTHER

The Company has undertaken a cost reduction program that was initially announced in January 2004. This program has been referred to as the "2004–2007 Restructuring Program." This program was initially expected to result in total charges of $1.3 billion to $1.7 billion over a three-year period. Overall, Kodak's worldwide facility square footage was expected to be reduced by approximately one-third, and approximately 12,000 to 15,000 positions worldwide were expected to be eliminated, primarily in global manufacturing, selected traditional businesses, and corporate administration.

As the 2004-2007 Restructuring Program underpinned a dramatic transformation of the Company, the underlying business model necessarily evolved. This required broader and more costly manufacturing infrastructure reductions (primarily non-cash charges) than originally anticipated, as well as similarly broader rationalization of selling, administrative and other business resources (primarily severance charges). In addition, the divestiture of the Health Group further increased the amount of reductions necessary to appropriately scale the corporate infrastructure. As a result, the Company expanded the program to extend into 2007 and increased the expected employment reductions to 28,000 to 30,000 positions and total charges to $3.6 billion to $3.8 billion.

In the third quarter of 2007, the Company revised its expectations for total employment reductions to be in the range of 27,000 to 28,000 positions and total charges in the range of $3.4 billion to $3.6 billion. These new estimates reflect greater efficiencies in manufacturing infrastructure projects as well as the Company's ability to outsource or sell certain operations, which reduces involuntary severance charges.

The actual charges for initiatives under this program are recorded in the period in which the Company commits to formalized restructuring plans or executes the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.

Restructuring Programs Summary

The activity in the accrued restructuring balances and the non-cash charges incurred in relation to all of the Company's restructuring programs were as follows for the year ended December 31, 2007:

(in millions)	Balance December 31, 2006	Cost Incurred (1)	Reversals (1)	Cash Payments (2)	Non-cash Settlements	Other Adjustments and Reclasses (3)	Balance December 31, 2007
2004-2007 Restructuring Program:							
Severance reserve	$ 228	$ 165	$ (1)	$ (289)	$ —	$ 26	$ 129
Exit costs reserve	24	133	—	(129)	$ —	2	30
Total reserve	$ 252	$ 298	$ (1)	$ (418)	$ —	$ 28	$ 159
Long-lived asset impairments and inventory write-downs	$ —	$ 282	$ —	$ —	$ (282)	$ —	$ —
Accelerated depreciation	$ —	$ 107	$ —	$ —	$ (107)	$ —	$ —
Pre-2004 Restructuring Programs:							
Severance reserve	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exit costs reserve	11	—	(1)	(6)	—	1	5
Total reserve	$ 11	$ —	$ (1)	$ (6)	$ —	$ 1	$ 5
Total of all restructuring programs	$ 263	$ 687	$ (2)	$ (424)	$ (389)	$ 29	$ 164

(1) The costs incurred, net of reversals, of $685 million include both continuing operations of $662 million and discontinued operations of $23 million.

(2) During the year ended December 31, 2007, the Company made cash payments of approximately $446 million related to restructuring. Of this amount, $424 million was paid out of restructuring liabilities, while $22 million was paid out of pension and other postretirement liabilities.

(3) The total restructuring charges of $687 million include pension and other postretirement charges and credits for curtailments, settlements and special termination benefits gains (losses). However, because the impact of these charges and credits relate to the accounting for pensions and other postretirement benefits, the related impacts on the Consolidated Statement of Financial Position are reflected in their respective components as opposed to within the accrued restructuring balances at December 31, 2007. Accordingly, the Other Adjustments and Reclasses column of the table above includes: (1) reclassifications to Other long-term assets and Pension and other postretirement liabilities for the position elimination-related impacts on the Company's pension and other postretirement employee benefit plan arrangements, including net curtailment, settlement and special termination gains of $13 million, (2) reclassifications to Other long-term liabilities for the restructuring-related impacts on the Company's environmental remediation liabilities of $1 million, and (3) reclassifications to Other long-term liabilities for other severance-related costs of $2 million. Additionally, the Other Adjustments and Reclasses column of the table above includes foreign currency translation of $13 million.

The costs incurred, net of reversals, which total $685 million for the year ended December 31, 2007, include $23 million of costs which were presented as discontinued operations. Included in the $23 million presented as discontinued operations were $20 million and $4 million of severance and exit costs, respectively, which were associated with the 2004-2007 Restructuring Program, and a reversal of $1 million of exit costs associated with prior programs. The costs incurred, net of reversals, of $662 million, which were presented as continuing operations, include $107 million and $12 million of charges related to accelerated depreciation and inventory write-downs, respectively, which were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The remaining costs incurred, net of reversals, of $543 million were reported as restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The severance reserve and exit costs reserve require the outlay of cash, while long-lived asset impairments, accelerated depreciation, and inventory write-downs represent non-cash items.

2004-2007 Restructuring Program

The Company implemented certain actions under this program during 2007. As a result of these actions, the Company recorded charges of $686 million in 2007, net of reversals, including $24 million of costs which were presented as discontinued operations. Included in the $24 million presented as discontinued operations were $20 million and $4 million of severance and exit costs, respectively, which were associated with the 2004-2007 Restructuring Program. The costs incurred, net of reversals, of $662 million, which were presented as continuing operations, include severance, long-lived asset impairments, exit costs, accelerated depreciation, and inventory write-downs of $144 million, $270 million, $129 million, $107 million and $12 million, respectively. The severance costs related to the elimination of approximately 4,275 positions, including approximately 550 photofinishing, 2,225 manufacturing, 200 research and development and 1,300 administrative positions. The geographic composition of the positions to be eliminated includes approximately 1,975 in the United States and Canada and 2,300 throughout the rest of the world. The reduction of the 4,275 positions and the $297 million charges, net of reversals, for severance and exit costs are reflected in the 2004-2007 Restructuring Program table below. The $270 million charge for long-lived asset impairments was included in restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The charges taken for inventory write-downs of $12 million were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007.

As a result of initiatives implemented under the 2004-2007 Restructuring Program, the Company also recorded $107 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2007. The accelerated depreciation relates to long-lived assets accounted for under the held-and-used model of SFAS No. 144. The year-to-date amount of $107 million relates to $2 million of photofinishing facilities and equipment, $103 million of manufacturing facilities and equipment, and $2 million of administrative facilities and equipment that will be used until their abandonment.

The Company has substantially completed the restructuring activities contemplated in the 2004-2007 Restructuring Program. Under this program, on a life-to-date basis as of December 31, 2007, the Company has recorded charges of $3,397 million, which were composed of severance, long-lived asset impairments, exit costs, inventory write-downs and accelerated depreciation of $1,398 million, $620 million, $385 million, $80 million and $935 million, respectively, less reversals of $21 million. The severance costs related to the elimination of approximately 27,650 positions, including approximately 6,750 photofinishing, 13,125 manufacturing, 1,575 research and development and 6,200 administrative positions.

The following table summarizes the activity with respect to the charges recorded in connection with the focused cost reduction actions that the Company committed to under the 2004-2007 Restructuring Program and the remaining balances in the related reserves at December 31, 2007:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation
2004 charges — continuing operations	8,975	$ 405	$ 95	$ 500	$ 156	$ 152
2004 charges — discontinued operations	650	13	4	17	1	—
2004 reversals — continuing operations	—	(6)	(1)	(7)	—	—
2004 utilization	(5,175)	(169)	(47)	(216)	(157)	(152)
2004 other adj. & reclasses	—	24	(15)	9	—	—
Balance at 12/31/04	4,450	267	36	303	—	—
2005 charges — continuing operations	7,850	472	82	554	160	391
2005 charges — discontinued operations	275	25	2	27	1	—
2005 reversals — continuing operations	—	(3)	(6)	(9)	—	—
2005 utilization	(10,225)	(377)	(95)	(472)	(161)	(391)
2005 other adj. & reclasses	—	(113)	4	(109)	—	—
Balance at 12/31/05	2,350	271	23	294	—	—
2006 charges — continuing operations	5,150	266	66	332	97	273
2006 charges — discontinued operations	475	52	3	55	3	12
2006 reversals — continuing operations	—	(3)	(1)	(4)	—	—
2006 utilization	(5,700)	(416)	(67)	(483)	(100)	(285)
2006 other adj. & reclasses	—	58	—	58	—	—
Balance at 12/31/06	2,275	228	24	252	—	—
2007 charges — continuing operations	4,225	145	129	274	282	107
2007 charges — discontinued operations	50	20	4	24	—	—
2007 reversals — continuing operations	—	(1)	—	(1)	—	—
2007 utilization	(4,950)	(289)	(129)	(418)	(282)	(107)
2007 other adj. & reclasses	—	26	2	28	—	—
Balance at 12/31/07	1,600	$ 129	$ 30	$ 159	$ —	$ —

As a result of the initiatives implemented under the 2004-2007 Restructuring Program, severance payments will be paid during periods through 2008 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. Most exit costs were paid during 2007. However, certain costs, such as long-term lease payments, will be paid over periods after 2007.

The charges of $687 million recorded in 2007, excluding reversals, included $55 million applicable to FPG, $65 million applicable to CDG, $58 million applicable to GCG, and $485 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments. The remaining $24 million is applicable to discontinued operations.

Pre-2004 Restructuring Programs

At December 31, 2007, the Company had remaining exit costs reserves of $5 million, relating to restructuring plans committed to or executed prior to 2004. Most of these remaining exit costs reserves represent long-term lease payments, which will continue to be paid over periods throughout and after 2008.

NOTE 18: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan (KRIP), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the trust fund are held for the sole benefit of participating employees and retirees. They are comprised of corporate equity and debt securities, U.S. government securities, partnership and joint venture investments, interests in pooled funds, and various types of interest rate, foreign currency and equity market financial instruments.

In March 1999, the Company amended the KRIP to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the KRIP plan or the Cash Balance Plus plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance Plus plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in the Cash Balance Plus plan and the Company's defined contribution plan, the Savings and Investment Plan (SIP), the Company will match dollar-for-dollar on the first 1% contributed to SIP and $.50 for each dollar on the next 4% contributed. Company contributions to SIP were $14 million, $15 million, and $13 million for 2007, 2006, and 2005, respectively. As a result of employee elections to the Cash Balance Plus plan, the reductions in future pension expense will be almost entirely offset by the cost of matching employee contributions to SIP.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP.

Most subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

Information regarding the major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 5,557	$ 4,067	$ 6,204	$ 3,784
Acquisitions/divestitures	—	4	—	—
Service cost	71	27	92	35
Interest cost	304	205	325	180
Participant contributions	—	10	—	16
Plan amendment	7	—	—	2
Benefit payments	(408)	(274)	(394)	(261)
Actuarial (gain) loss	47	51	(190)	(115)
Curtailments	(97)	(33)	(53)	(30)
Settlements	(579)	(51)	(442)	(20)
Special termination benefits	61	14	15	41
Currency adjustments	—	216	—	435
Projected benefit obligation at December 31	$ 4,963	$ 4,236	$ 5,557	$ 4,067
Change in Plan Assets				
Fair value of plan assets at January 1	$ 6,820	$ 3,419	$ 6,593	$ 2,927
Acquisitions/divestitures	—	2	—	—
Actual return on plan assets	1,227	260	1,006	283
Employer contributions	38	74	57	131
Participant contributions	—	10	—	16
Settlements	(579)	(57)	(442)	(13)
Benefit payments	(408)	(274)	(394)	(261)
Currency adjustments	—	207	—	336
Fair value of plan assets at December 31	$ 7,098	$ 3,641	$ 6,820	$ 3,419
Over (Under) Funded Status at December 31	$ 2,135	$ (595)	$ 1,263	$ (648)
Accumulated benefit obligation at December 31	$ 4,708	$ 4,097	$ 5,199	$ 3,888

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

	As of December 31,			
(in millions)	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Other long-term assets	$ 2,353	$ 105	$ 1,514	$ 63
Accounts payable and other current liabilities	(22)	(1)	(19)	(1)
Pension and other postretirement liabilities	(196)	(699)	(232)	(710)
Net amount recognized	$ 2,135	$ (595)	$ 1,263	$ (648)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets is as follows:

	As of December 31,			
(in millions)	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ 218	$ 3,319	$ 387	$ 3,723
Accumulated benefit obligation	211	3,203	368	3,554
Fair value of plan assets	—	2,624	136	3,012

Amounts recognized in accumulated other comprehensive income (loss) for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consist of:

	As of December 31,			
(in millions)	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Net transition obligation	$ —	$ 1	$ —	$ 2
Prior service cost	7	3	2	6
Net actuarial (gain) loss	(977)	871	(429)	903
Total	$ (970)	$ 875	$ (427)	$ 911

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2007 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	U.S.	Non-U.S.
Newly established (gain) loss	$ (635)	$ 38
Newly established prior service cost	7	—
Amortization of:		
Prior service cost	—	(1)
Net actuarial loss	(6)	(58)
Prior service cost recognized due to curtailment	(2)	(2)
Transition obligation recognized due to curtailment	—	(1)
Net curtailment gain not recognized in expense	(15)	(18)
Net gain recognized in expense due to settlements	108	6
Total amount recognized in other comprehensive income (loss)	$ (543)	$ (36)

The estimated actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic pension cost over the next year for all major plans are $69 million and $1 million, respectively.

Pension (income) expense from continuing operations for all defined benefit plans included:

	For the Year Ended December 31,					
	2007		2006		2005	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Major defined benefit plans:						
Service cost	$ 71	$ 27	$ 92	$ 35	$ 116	$ 41
Interest cost	304	205	325	180	346	167
Expected return on plan assets	(537)	(259)	(525)	(224)	(518)	(208)
Amortization of:						
Transition asset	—	—	—	(1)	—	(1)
Prior service cost	—	1	1	13	1	25
Actuarial loss	6	58	8	82	33	66
Pension (income) expense before special termination benefits, curtailments and settlements	(156)	32	(99)	85	(22)	90
Special termination benefits	61	14	15	41	—	101
Curtailment (gains) losses	(25)	(4)	(50)	(6)	—	21
Settlement (gains) losses	(61)	(4)	(27)	(8)	—	11
Net pension (income) expense for major defined benefit plans	(181)	38	(161)	112	(22)	223
Other plans including unfunded plans	—	12	—	22	—	18
Net pension (income) expense from continuing operations	$ (181)	$ 50	$ (161)	$ 134	$ (22)	$ 241

The special termination benefits of $75 million, $56 million, and $101 million for the years ended December 31, 2007, 2006, and 2005, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in restructuring costs and other in the Consolidated Statement of Operations for those respective periods. In addition, curtailment and settlement gains for the major funded and unfunded U.S. and Non-U.S. defined benefit plans totaling $32 million and $51 million for 2007, $50 million and $30 million for 2006, and $21 million and $11 million for 2005 were also incurred as a result of the Company's restructuring actions and, therefore, have been included in restructuring costs and other in the Consolidated Statement of Operations for those respective periods.

The weighted-average assumptions used to determine the benefit obligation amounts as of the end of the year for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	As of December 31,			
	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.50%	5.59%	5.99%	5.00%
Salary increase rate	4.43%	4.00%	4.55%	3.20%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	For the Year Ended December 31,			
	2007		2006	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	6.12%	5.36%	5.98%	4.78%
Salary increase rate	4.59%	3.84%	4.58%	3.67%
Expected long-term rate of return on plan assets	8.99%	8.10%	8.99%	7.99%

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2007 and 2006, 98% relate to the KRIP. The expected long-term rate of return on plan assets assumption (EROA) is determined from the plan's asset allocation using forward-looking assumptions in the context of historical returns, correlations and volatilities. The investment strategy underlying the asset allocation is to manage the assets of the U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to provide for benefits included in the projected benefit obligation. The Company undertakes an asset and liability modeling study once every three years or when there are material changes in the composition of the plan liability or capital markets. The Company completed its most recent study in 2005, which supports an EROA of 9%.

The expected return on plan assets for the major non-U.S. pension plans range from 3.74% to 9.00% for 2007. Every three years or when market conditions have changed materially, the Company will undertake new asset and liability modeling studies for each of its larger pension plans. The asset allocations and expected return on plan assets are individually set to provide for benefits included in the projected benefit obligation within each country's legal investment constraints. The investment strategy is to manage the assets of the non-U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to partially match the long-term nature of the liabilities.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans, by asset category, are as follows:

	As of December 31,		
Asset Category	2007	2006	Target
Equity securities	37%	42%	32%-42%
Debt securities	32%	30%	29%-34%
Real estate	5%	5%	3%-13%
Other	26%	23%	19%-29%
Total	100%	100%	

The Company's weighted-average asset allocations for its major non-U.S. Defined Benefit Pension Plans, by asset category are as follows:

	As of December 31,		
Asset Category	2007	2006	Target
Equity securities	32%	35%	29%-39%
Debt securities	35%	31%	33%-39%
Real estate	7%	7%	3%-13%
Other	26%	27%	19%-29%
Total	100%	100%	

The Other asset category in the tables above is primarily composed of private equity, venture capital, cash and other investments.

The Company expects to contribute approximately $23 million and $28 million in 2008 for U.S. and Non-U.S. defined benefit pension plans, respectively.

The following pension benefit payments, which reflect expected future service, are expected to be paid:

(in millions)	U.S.	Non-U.S.
2008	$ 470	$ 257
2009	431	245
2010	431	240
2011	417	236
2012	413	235
2013-2017	2,021	1,152

NOTE 19: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance Plus portion of the KRIP plan would be required to pay the full cost of their benefits under the plan. The Company's subsidiaries in the United Kingdom and Canada offer similar healthcare benefits.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada other postretirement benefit plans are as follows:

(in millions)	2007	2006
Net benefit obligation at beginning of year	$ 3,009	$ 3,061
Service cost	8	11
Interest cost	165	166
Plan participants' contributions	25	23
Plan amendments	(88)	(15)
Actuarial (gain) loss	(317)	18
Curtailments	(9)	(14)
Settlements	(37)	—
Benefit payments	(243)	(247)
Currency adjustments	11	6
Net benefit obligation at end of year	$ 2,524	$ 3,009
Underfunded status at end of year	$ (2,524)	$ (3,009)

Amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S., United Kingdom, and Canada plans consist of:

	As of December 31,	
(in millions)	2007	2006
Current liabilities	$ (209)	$ (253)
Pension and other postretirement liabilities	(2,315)	(2,756)
Total	$ (2,524)	$ (3,009)

Amounts recognized in accumulated other comprehensive income (loss) for the Company's U.S., United Kingdom, and Canada plans consist of:

(in millions)	As of December 31,	
	2007	2006
Prior service credit	$ (145)	$ (123)
Net actuarial loss	538	923
Total	$ 393	$ 800

Changes in benefit obligations recognized in other comprehensive income (loss) during 2007 for the Company's U.S., United Kingdom, and Canada plans follows:

(in millions)	
Newly established gain	$ (317)
Newly established prior service credit	(88)
Amortization of:	
Prior service credit	38
Net actuarial loss	(49)
Prior service credit recognized due to curtailment	28
Net curtailment gain not recognized in expense	(9)
Net loss recognized in expense due to settlement	(10)
Total amount recognized in other comprehensive income (loss)	$ (407)

Other postretirement benefit cost from continuing operations for the Company's U.S., United Kingdom and Canada plans included:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Components of net postretirement benefit cost			
Service cost	$ 8	$ 11	$ 14
Interest cost	165	166	170
Amortization of:			
Prior service cost	(38)	(46)	(52)
Actuarial loss	49	50	68
Other postretirement benefit cost before curtailment and settlement gains	184	181	200
Curtailment gains	(8)	(17)	(28)
Settlement gains	(1)	—	—
Net other postretirement benefit cost from continuing operations	$ 175	$ 164	$ 172

The estimated prior service credit and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $40 million and $25 million, respectively.

The U.S. plan represents approximately 96% of the total other postretirement net benefit obligation as of December 31, 2007 and 2006 and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31,	
	2007	2006
Discount rate	6.46%	5.73%
Salary increase rate	4.38%	4.22%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	For the Year Ended December 31,	
	2007	2006
Discount rate	5.98%	5.79%
Salary increase rate	4.49%	4.26%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2007	2006
Healthcare cost trend	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% increase	1% decrease
Effect on total service and interest cost	$ 1	$ (5)
Effect on postretirement benefit obligation	48	(25)

The Company expects to make $209 million of benefit payments for its unfunded other postretirement benefit plans in 2008.

The following other postretirement benefits, which reflect expected future service, are expected to be paid:

(in millions)	
2008	$ 209
2009	210
2010	210
2011	209
2012	206
2013-2017	1,008

NOTE 20: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of tax, were as follows:

	As of December 31,		
(in millions)	2007	2006	2005
Unrealized holding losses related to available-for-sale securities	$ —	$ (10)	$ (8)
Unrealized gains related to hedging activity	10	—	4
Translation adjustments	311	197	109
Pension and other postretirement benefits liability adjustments	131	(436)	(572)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits	—	(386)	—
Total	$ 452	$ (635)	$ (467)

NOTE 21: STOCK OPTION AND COMPENSATION PLANS

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment," using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognized expense under SFAS No. 123R in the amount of $20 million, $17 million and $17 million for the years ended December 31, 2007, 2006 and 2005, respectively. The related impact on basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 was a reduction of $.07, $.06 and $.06, respectively. The impacts on the Company's cash flow for 2007, 2006 and 2005 were not material. Stock-based compensation costs for employees related to manufacturing activities are included in the costs capitalized in inventory at period end.

The Company's stock incentive plans consist of the 2005 Omnibus Long-Term Compensation Plan (the 2005 Plan), the 2000 Omnibus Long-Term Compensation Plan (the 2000 Plan), and the 1995 Omnibus Long-Term Compensation Plan (the 1995 Plan). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors.

Under the 2005 Plan, 11 million shares of the Company's common stock may be granted to employees between January 1, 2005 and December 31, 2014. This share reserve may be increased by: shares that are forfeited pursuant to awards made under the 1995 and 2000 Plans; shares retained for payment of tax withholding; shares issued in connection with reinvestments of dividends and dividend equivalents; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using option exercise price cash proceeds; and awards that otherwise do not result in the issuance of shares. The 2005 Plan is substantially similar to and is intended to replace the 2000 Plan, which expired on January 18, 2005. Stock options are generally non-qualified and are issued at prices not less than 100% of the per share fair market value on the date of grant. Options granted under the 2005 Plan generally expire seven years from the date of grant, but may be forfeited or canceled earlier if the optionee's employment terminates prior to the end of the contractual term. The 2005 Plan also provides for Stock Appreciation Rights (SARs) to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the market price of the Company's stock from the grant date to the exercise date. As of December 31, 2007, 3,333 freestanding SARs were outstanding under the 2005 Plan at an option price of $24.59. Compensation expense recognized for the year ended December 31, 2007, 2006, or 2005 on those freestanding SARs was not material.

Under the 2000 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan is substantially similar to, and was intended to replace, the 1995 Plan, which expired on December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan also provides for SARs to be granted, either in tandem with options or freestanding. As of December 31, 2007, 46,638 freestanding SARs were outstanding under the 2000 Plan at option prices ranging from $23.25 to $60.50. Compensation expense recognized for the year ended December 31, 2007, 2006, or 2005 on those freestanding SARs was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan also provides for SARs to be granted, either in tandem with options or freestanding. As of December 31, 2007, 23,671 freestanding SARs were outstanding under the 1995 Plan at option prices ranging from $31.30 to $78.16. Compensation expense recognized for the year ended December 31, 2007, 2006, or 2005 on those freestanding SARs was not material.

In addition, the 2005 Plan, the 2000 Plan, and the 1995 Plan provide for, but are not limited to, grants of unvested stock and performance awards. Compensation expense of $10 million, $9 million and $1 million was recognized for these grants and awards for the years ended December 31, 2007, 2006 and 2005, respectively.

Further information relating to stock options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2004	37,210	$ 22.58 – $ 92.31	$ 48.51
Granted	1,852	$ 22.03 – $ 31.57	$ 25.89
Exercised	389	$ 22.58 – $ 31.88	$ 30.68
Terminated, Canceled, Surrendered	2,630	$ 23.25 – $ 83.19	$ 48.53
Outstanding on December 31, 2005	36,043	$ 22.03 – $ 92.31	$ 47.54
Granted	1,605	$ 20.12 – $ 27.70	$ 25.48
Exercised	20	$ 22.58 – $ 26.71	$ 24.97
Terminated, Canceled, Surrendered	3,017	$ 22.03 – $ 83.19	$ 58.46
Outstanding on December 31, 2006	34,611	$ 20.12 – $ 92.31	$ 45.57
Granted	1,813	$ 23.28 – $ 28.44	$ 23.50
Exercised	235	$ 22.58 – $ 27.70	$ 24.91
Terminated, Canceled, Surrendered	5,296	$ 23.25 – $ 92.31	$ 73.22
Outstanding on December 31, 2007	30,893	$ 20.12 – $ 87.59	$ 39.70
Exercisable on December 31, 2005	32,330	$ 22.58 – $ 92.31	$ 49.69
Exercisable on December 31, 2006	31,548	$ 22.58 – $ 92.31	$ 47.44
Exercisable on December 31, 2007	27,546	$ 20.12 – $ 87.59	$ 41.51

The table above excludes approximately 68 (in thousands) options granted by the Company in 2001 at an exercise price of $.05-$21.91 as part of an acquisition. At December 31, 2007, approximately 3 (in thousands) stock options were outstanding in relation to this acquisition.

The following table summarizes information about stock options as of December 31, 2007:

(Number of options in thousands)		Options Outstanding			Options Exercisable	
Range of Exercise Prices At Least	Less Than	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 20 –	$ 30	6,314	5.54	$ 25.38	3,029	$ 26.36
$ 30 –	$ 40	15,742	4.75	$ 32.50	15,699	$ 32.49
$ 40 –	$ 50	569	3.08	$ 41.72	567	$ 41.71
$ 50 –	$ 60	1,556	2.23	$ 54.81	1,551	$ 54.81
$ 60 –	$ 70	5,907	0.53	$ 65.46	5,895	$ 65.46
$ 70 –	$ 80	784	0.50	$ 72.89	784	$ 72.89
Over	$ 80	21	0.60	$ 84.32	21	$ 84.32
		30,893			27,546	

The weighted-average remaining contractual term and aggregate intrinsic value of all options outstanding at December 31, 2007 was 2.76 years and negative $551 million, respectively. The weighted-average remaining contractual term and aggregate intrinsic value of all options exercisable at December 31, 2007 was 2.38 years and negative $541 million, respectively. The negative aggregate intrinsic value of all options outstanding and exercisable, respectively, reflects the fact that the market price of the Company's common stock as of December 31, 2007 was below the weighted-average exercise price of options. The total intrinsic value of options exercised during years ended December 31, 2007, 2006 and 2005 was $0.8 million, $0.1 million, and $1.2 million, respectively.

For all awards issued after adoption of SFAS No. 123R, the Company changed from the nominal-vesting approach to the non-substantive vesting approach for purposes of accounting for retirement eligible participants. The impact of applying the nominal-vesting approach vs. the non-substantive approach upon adoption of SFAS No. 123R in 2005 was immaterial. The Company has a policy of issuing shares of treasury stock to satisfy share option exercises. Based on an estimate of option exercises, the Company does not expect option exercises to result in the repurchase of stock during 2008.

In November 2005, the FASB issued Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." During the third quarter of 2007, the Company elected to adopt the alternative transition method provided in FSP No. FAS 123(R)-3 for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to determine the beginning balance of the additional paid-in capital ("APIC") pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of stock-based awards that were fully vested and outstanding upon the adoption of SFAS No. 123(R), "Share-Based Payment." The adoption of FSP No. FAS 123(R)-3 did not have a material impact on the Company's cash flows or results of operations for the year ended December 31, 2007 or its financial position as of December 31, 2007.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	For the Year Ended		
	2007	2006	2005
Weighted-average risk-free interest rate	3.5%	4.6%	3.9%
Risk-free interest rates	3.2% - 5.0%	4.5% - 5.1%	3.6% - 4.5%
Weighted-average expected option lives	5 years	6 years	5 years
Expected option lives	4 - 7 years	3 - 7 years	3 - 7 years
Weighted-average volatility	32%	34%	35%
Expected volatilities	31% - 35%	29% - 36%	31% - 36%
Weighted-average expected dividend yield	2.0%	1.9%	1.8%
Expected dividend yields	1.9% - 2.1%	1.8% - 2.3%	1.5% - 1.9%

The weighted-average fair value per option granted in 2007, 2006, and 2005 was $6.19, $8.18, and $7.70, respectively.

As of December 31, 2007, there was $14.0 million of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of 2.2 years.

The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $10 million, $8 million and $16 million, respectively.

Cash received for option exercises for the years ended December 31, 2007, 2006 and 2005 was $6 million, $0 million, and $12 million, respectively. The actual tax benefit realized for the tax deductions from option exercises was not material for 2007, 2006 or 2005.

NOTE 22: ACQUISITIONS

2007

There were no significant acquisitions in 2007.

2006

There were no significant acquisitions in 2006.

2005

Creo Inc.

On June 15, 2005, the Company completed the acquisition of Creo Inc. (Creo), a premier supplier of prepress and workflow systems used by commercial printers around the world. The acquisition of Creo uniquely positions the Company to be the preferred partner for its customers, helping them improve efficiency, expand their offerings and grow their businesses. The Company paid $954 million (excluding approximately $13 million in transaction related costs), or $16.50 per share, for all of the outstanding shares of Creo. The Company used its bank lines to initially fund the acquisition, which has been refinanced with a term loan under the Company's Secured Credit Agreement. Creo's extensive solutions portfolio is now part of the Company's Graphic Communications Group segment.

The following represents the total purchase price of the acquisition (in millions):

Cash paid at closing	$ 954
Estimated transaction costs	13
Total purchase price	$ 967

Upon closing of an acquisition, the Company estimates the fair values of assets and liabilities acquired in order to consolidate the acquired balance sheet. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

As of June 15, 2005 — (in millions):	
Current assets	$ 328
Intangible assets (including in-process R&D)	292
Other non-current assets (including PP&E)	166
Goodwill	483
Total assets acquired	$ 1,269
Current liabilities	$ 241
Non-current liabilities	61
Total liabilities assumed	$ 302
Net assets acquired	$ 967

Of the $292 million of acquired intangible assets, approximately $36 million was assigned to in-process research and development assets that were written off at the date of acquisition. The remaining $256 million of intangible assets, which relate to developed technology, trademarks and customer relationships, have useful lives ranging from six to eight years. The $483 million of goodwill was assigned to the Company's Graphic Communications Group segment.

As of the acquisition date, management began to assess and formulate restructuring plans at Creo. As of June 30, 2006, management completed its assessment and approved actions on these plans. Accordingly, the Company recorded a related liability of approximately $38 million. This liability is included in the current liabilities amount reported above and represents restructuring charges related to Creo net assets acquired.

During 2007, the Company recorded purchase accounting corrections increasing goodwill by $38 million. See Note 5, "Goodwill and Other Intangible Assets," for further discussion.

Kodak Polychrome Graphics

Through April 1, 2005, the Company held a 50% interest in Kodak Polychrome Graphics (KPG). This joint venture between the Company and Sun Chemical Corporation was accounted for using the equity method of accounting. Summarized unaudited income statement information for KPG for the three months ended March 31, 2005 is as follows:

(in millions)	
Net sales	$ 439
Gross profit	149
Income from continuing operations	34
Net income	34

On April 1, 2005, the Company completed its acquisition of Kodak Polychrome Graphics (KPG) through the redemption of Sun Chemical Corporation's 50 percent interest in the joint venture by providing $317 million in cash (excluding $8 million in transaction costs) at closing and by entering into two notes payable arrangements that required principal and interest payments of $200 million in the third quarter of 2006 and $50 million annually from 2008 through 2013. The total payments due under these notes are $500 million. The aggregate fair value of these note payable arrangements of approximately $395 million was recorded in the Consolidated Statement of Financial Position as of the acquisition date and was presented as a non-cash investing activity in the Consolidated Statement of Cash Flows. KPG now operates within the Company's Graphic Communications Group segment.

The following represents the total purchase price of the acquisition:

(in millions)	
Cash paid at closing	$ 317
Transaction costs	8
Notes payable	395
Total purchase price	$ 720

Upon closing of an acquisition, the Company estimates the fair values of assets and liabilities acquired in order to consolidate the acquired balance sheet. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, and represents the final allocation of the purchase price.

As of April 1, 2005 — (in millions):	
Current assets	$ 487
Intangible assets (including in-process R&D)	160
Other non-current assets (including PP&E)	179
Goodwill	237
Total assets acquired	$ 1,063
Current liabilities	$ 262
Non-current liabilities	81
Total liabilities assumed	$ 343
Net assets acquired	$ 720

Of the $160 million of acquired intangible assets, approximately $16 million was assigned to research and development assets that were written off at the date of acquisition.

The remaining $144 million of intangible assets, which relate to developed technology, trademarks and customer relationships, have useful lives ranging from three to sixteen years. The $237 million of goodwill was assigned to the Company's Graphic Communications Group segment.

As of the acquisition date, management began to assess and formulate restructuring plans at KPG. As of March 31, 2006, management completed its assessment and approved actions on these plans. Accordingly, the Company recorded a related liability of approximately $8 million on these approved actions. This liability is included in the current liabilities amount reported above and represents restructuring charges related to the net assets acquired. To the extent such actions related to the Company's historical ownership in the KPG joint venture, the restructuring charges were reflected in the Consolidated Statement of Operations.

The unaudited pro forma combined historical results, as if KPG had been acquired at the beginning of 2005, are estimated to be:

(in millions, except per share data)	2005
Net sales	$ 11,834
Loss from continuing operations	$ (1,639)
Basic net loss per share from continuing operations	$ (5.69)
Diluted net loss per share from continuing operations	$ (5.69)
Number of common shares used in:	
Basic net loss per share	287.9
Diluted net loss per share	287.9

The pro forma results include amortization of the intangible assets presented above, depreciation related to the fixed asset step-up, and the interest expense related to acquisition-related debt, and exclude the write-off of research and development assets that were acquired.

Pro-forma Financial Information

The following unaudited pro forma financial information presents the combined results of operations of the Company and the Company's significant acquisitions since January 1, 2005, KPG and Creo, as if the acquisitions had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company. Pro forma results were as follows for year ended December 31, 2005:

(in millions, except per share data)	2005
Net sales	$ 12,119
Loss from continuing operations	$ (1,694)
Basic net loss per share from continuing operations	$ (5.88)
Diluted net loss per share from continuing operations	$ (5.88)
Number of common shares used in:	
Basic net loss per share	287.9
Diluted net loss per share	287.9

The pro forma results include amortization of the intangible assets, depreciation related to the fixed asset step-up, and the interest expense related to acquisition-related debt, and exclude the write-off of research and development assets that were acquired.

NOTE 23: DISCONTINUED OPERATIONS

The significant components of earnings from discontinued operations, net of income taxes, are as follows:

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Revenues from Health Group operations	$ 754	$ 2,551	$ 2,708
Revenues from HPA operations	148	155	165
Total revenues from discontinued operations	$ 902	$ 2,706	$ 2,873
Pre-tax income from Health Group operations	$ 27	$ 225	$ 397
Pre-tax gain on sale of Health Group segment	986	—	—
Pre-tax income from HPA operations	8	12	12
Pre-tax gain on sale of HPA	123	—	—
Provision for income taxes related to Health Group and HPA	(262)	(33)	(106)
Loss from cumulative effect of accounting change related to Health Group, net of tax	—	—	(2)
Loss on sale of Remote Sensing Systems (RSS), net of tax	—	—	(55)
Tax reserve reversals related to audit settlement for tax years 1993 - 1998	—	—	203
All other items, net	(1)	(1)	2
Earnings from discontinued operations, net of income taxes	$ 881	$ 203	$ 451

2007

Health Group Segment

On April 30, 2007, the Company sold all of the assets and business operations of its Health Group segment to Onex Healthcare Holdings, Inc. ("Onex") (now known as Carestream Health, Inc.), a subsidiary of Onex Corporation, for up to $2.55 billion. The price was composed of $2.35 billion in cash at closing and $200 million in additional future payments if Onex achieves certain returns with respect to its investment. If Onex investors realize an internal rate of return in excess of 25% on their investment, the Company will receive payment equal to 25% of the excess return, up to $200 million.

About 8,100 employees of the Company associated with the Health Group transitioned to Carestream Health, Inc. as part of the transaction. Also included in the sale were manufacturing operations focused on the production of health imaging products, as well as an office building in Rochester, NY.

The Company recognized a pre-tax gain of $986 million on the sale of the Health Group segment during 2007. This pre-tax gain excludes the following: up to $200 million of potential future payments related to Onex's return on its investment as noted above; potential charges related to settling pension obligations with Onex in future periods; and any adjustments that may be made in the future that are currently under review.

Upon authorization of the Company's Board of Directors on January 8, 2007, the Company met all the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," for accounting for the Health Group segment as a discontinued operation. As such, the Health Group business ceased depreciation and amortization of long-lived assets on that date.

The Company was required to use a portion of the initial $2.35 billion cash proceeds to fully repay its approximately $1.15 billion of Secured Term Debt. In accordance with EITF No 87-24, "Allocation of Interest to Discontinued Operations," the Company allocated to discontinued operations the interest expense related to the Secured Term Debt because it was required to be repaid as a result of the sale. Interest expense allocated to discontinued operations totaled $30 million for the year ended December 31, 2007.

In accordance with SFAS No. 109, "Accounting for Income Taxes," due to the recognition of the pre-tax gain in discontinued operations, the Company recorded a tax benefit in continuing operations associated with the realization of current year losses in certain jurisdictions where it has historically had a valuation allowance.

The following assets and liabilities, related to the Health Group business, were segregated and included in current and non-current Assets of discontinued operations and Liabilities of discontinued operations, as appropriate, in the Consolidated Statement of Financial Position at December 31, 2006.

(in millions)	As of December 31, 2006
Receivables, net	$ 597
Inventories, net	201
Other current assets	13
Current assets of discontinued operations	$ 811
Property, plant and equipment, net	240
Goodwill	612
Other long-term assets	216
Noncurrent assets of discontinued operations	$ 1,068
Current liabilities of discontinued operations	$ 431
Pension and other postretirement liabilities	30
Other long-term liabilities	10
Noncurrent liabilities of discontinued operations	$ 40

HPA

On October 17, 2007, the shareholders of Hermes Precisa Pty. Ltd. ("HPA"), a majority owned subsidiary of Kodak (Australasia) Pty. Ltd., a wholly owned subsidiary of the Company, approved an agreement to sell all of the shares of HPA to Salmat Limited. HPA, a publicly traded Australian company, is a provider of outsourced services in business communication and data processes and was formerly reported within the Company's Graphic Communications Group segment.

The sale was approved by the Federal Court of Australia on October 18, 2007, and closed on November 2, 2007. Kodak received $139 million in cash at closing for its shares of HPA, and recognized a pre-tax gain on the sale of $123 million. The assets and liabilities held-for-sale were not material in any period presented.

2006

Earnings from discontinued operations for the year ended December 31, 2006 were primarily related to the operations of the Health Group segment. Interest expense allocated to discontinued operations totaled $90 million for the year.

2005

Earnings from discontinued operations for the year ended December 31, 2005 were primarily related to the operations of the Health Group segment. Interest expense allocated to Health Group discontinued operations totaled $72 million for the year.

During the fourth quarter of 2005, the Company was informed that the United States Congress Joint Committee on Taxation had approved, and the Internal Revenue Service had signed, a settlement between the Company and the Internal Revenue Service concerning the audit of the tax years 1993-1998. As a result of the settlement, the Company was able to reverse certain tax accruals of approximately $203 million, which were established in 1994 in connection with the sale of Sterling Winthrop Inc., the Company's pharmaceutical, consumer health, and household products businesses at that time. These tax accrual reversals were recognized in earnings from discontinued operations for the year ended December 31, 2005.

On August 13, 2004 the Company completed the sale of the assets and business of the Remote Sensing Systems operation, including the stock of Kodak's wholly owned subsidiary, Research Systems, Inc. (collectively known as RSS), to ITT Industries for $725 million in cash. As a result of the sale of RSS, the Company transferred the related employees' plan assets from the Company's pension plan. This transfer was subject to a true-up provision, which was completed in the fourth quarter of 2005 and resulted in a settlement loss of $54 million being recognized in earnings from discontinued operations for the year ended December 31, 2005.

NOTE 24: SEGMENT INFORMATION

Current Segment Reporting Structure

For 2007, the Company had three reportable segments: Consumer Digital Imaging Group (CDG), Film Products Group (FPG), and Graphic Communications Group (GCG). The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment (CDG): CDG encompasses digital capture, kiosks, snapshot printing, digital picture frames, consumer imaging services, photographic paper and chemicals, photofinishing services, consumer inkjet printing and imaging sensors. This segment provides consumers and professionals with a full range of products and services for capturing, storing, printing and sharing images. CDG also includes the licensing activities related to intellectual property associated with products included in this segment.

Film Products Group Segment (FPG): FPG encompasses consumer and professional film, one-time-use cameras, aerial and industrial film, and entertainment imaging products and services. This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services.

Graphic Communications Group Segment (GCG): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning and multi-vendor IT services. Products and related services include workflow software and digital controller development; continuous inkjet and electrophotographic products, including equipment, consumables and service; prepress equipment and consumables; and document scanners. GCG also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging service to customers.

All Other: All Other is composed of Kodak's display business and other small, miscellaneous businesses.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

No single customer represented 10% or more of the Company's total net sales in any period presented.

Segment financial information is shown below. Prior period results have been restated to conform to the current period segment reporting structure.

	For the Year Ended December 31,		
(in millions)	2007	2006	2005
Net sales from continuing operations:			
Consumer Digital Imaging Group	$ 4,631	$ 4,711	$ 5,646
Film Products Group	1,968	2,312	2,841
Graphic Communications Group	3,590	3,477	2,825
All Other	112	68	83
Consolidated total	$ 10,301	$ 10,568	$ 11,395
Earnings (losses) from continuing operations before interest, other income (charges), net and income taxes:			
Consumer Digital Imaging Group	$ (92)	$ (240)	$ (374)
Film Products Group	369	368	573
Graphic Communications Group	116	100	(71)
All Other	(50)	(67)	(128)
Total of segments	343	161	—
Restructuring costs and other	(662)	(698)	(1,092)
Other operating income (expenses), net	96	59	40
Adjustments to contingencies and legal reserves/(settlements)	(7)	2	(21)
Interest expense	(113)	(172)	(139)
Other income (charges), net	87	65	4
Consolidated loss from continuing operations before income taxes	$ (256)	$ (583)	$ (1,208)

	As of December 31,		
(in millions)	2007	2006	2005
Segment total assets:			
Consumer Digital Imaging Group	$ 3,306	$ 3,170	$ 3,297
Film Products Group	2,739	3,229	3,967
Graphic Communications Group	3,879	3,916	3,879
All Other	36	47	122
Total of segments	9,960	10,362	11,265
Cash and marketable securities	2,976	1,487	1,680
Deferred income tax assets	757	750	550
Other corporate reserves	(34)	(158)	(174)
Assets of discontinued operations	—	1,879	1,915
Consolidated total assets	$ 13,659	$ 14,320	$ 15,236

continued on next page

(in millions)	For the Year Ended December 31, 2007	2006	2005
Intangible asset amortization expense from continuing operations:			
Consumer Digital Imaging Group	$ 29	$ 35	$ 35
Film Products Group	2	2	2
Graphic Communications Group	74	82	62
All Other	1	1	1
Consolidated total	$ 106	$ 120	$ 100
Depreciation expense from continuing operations:			
Consumer Digital Imaging Group	$ 237	$ 282	$ 159
Film Products Group	179	347	459
Graphic Communications Group	137	159	167
All Other	19	14	15
Sub-total	572	802	800
Restructuring-related depreciation	107	273	391
Consolidated total	$ 679	$ 1,075	$ 1,191
Capital additions from continuing operations:			
Consumer Digital Imaging Group	$ 125	$ 116	$ 88
Film Products Group	31	42	176
Graphic Communications Group	98	142	127
All Other	5	35	41
Consolidated total	$ 259	$ 335	$ 432
Net sales to external customers attributed to (1):			
The United States	$ 4,403	$ 4,700	$ 5,090
Europe, Middle East and Africa	$ 3,264	$ 3,118	$ 3,259
Asia Pacific	1,592	1,694	1,877
Canada and Latin America	1,042	1,056	1,169
Foreign countries total	$ 5,898	$ 5,868	$ 6,305
Consolidated total	$ 10,301	$ 10,568	$ 11,395

(1) Sales are reported in the geographic area in which they originate.

(in millions)	As of December 31, 2007	2006	2005
Property, plant and equipment, net located in :			
The United States	$ 1,270	$ 1,553	$ 2,125
Europe, Middle East and Africa	$ 290	$ 355	$ 512
Asia Pacific	145	554	668
Canada and Latin America	106	140	175
Foreign countries total	$ 541	$ 1,049	$ 1,355
Consolidated total	$ 1,811	$ 2,602	$ 3,480

New Kodak Operating Model and Change in Reporting Structure

In November 2007, the Company announced that effective January 1, 2008 the Film Products Group (FPG) would be called the Film, Photofinishing, and Entertainment Group (FPEG), and that certain SPG's previously included in CDG, GCG, and All Other would become part of FPEG. This change in structure is to align the Company's reporting structure to the way in which the Company manages its business effective January 1, 2008. The most significant changes (the transfer of photographic paper and chemicals, and photofinishing services to FPEG from CDG, and the transfer of the graphic arts film business from GCG to FPEG) reflect the common traditional technology and infrastructure associated with manufacturing and supply chain for all FPEG products. The following indicates the changes from the 2007 reporting structure to the new reporting structure that will be implemented beginning in the first quarter of 2008:

Consumer Digital Imaging Group Segment (CDG): This segment will no longer include photographic paper and chemicals, and photofinishing services.

Film, Photofinishing, and Entertainment Group Segment (FPEG): The Film, Photofinishing, and Entertainment Group segment will include photographic paper and chemicals, and photofinishing services, formerly part of CDG, and graphic arts film, formerly part of GCG. Additionally, supply and tolling agreements with Carestream Health, Inc. and other third parties will move from All Other to this segment.

Graphic Communications Group Segment (GCG): The graphic arts film business will move from GCG to FPEG.

All Other: During 2007, the Company sold its Light Management Films business, which was formerly part of All Other. Additionally, supply and tolling agreements with Carestream Health, Inc. and other third parties will move from All Other to FPEG.

NOTE 25: QUARTERLY SALES AND EARNINGS DATA — UNAUDITED

(in millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2007				
Net sales from continuing operations	$ 3,220	$ 2,533	$ 2,468	$ 2,080
Gross profit from continuing operations	789	671	636	420
Earnings (loss) from continuing operations	92 [4]	32 [3]	(154) [2]	(175) [1]
Earnings from discontinued operations [9]	123	5	729	24
Net earnings (loss)	215	37	575	(151)
Basic net earnings (loss) per share [10]				
Continuing operations	0.32	0.11	(0.53)	(0.61)
Discontinued operations	0.43	0.02	2.53	0.08
Total	0.75	0.13	2.00	(0.53)
Diluted net earnings (loss) per share [10]				
Continuing operations	0.31	0.11	(0.53)	(0.61)
Discontinued operations	0.40	0.02	2.53	0.08
Total	0.71	0.13	2.00	(0.53)
2006				
Net sales from continuing operations	$ 3,106	$ 2,555	$ 2,652	$ 2,255
Gross profit from continuing operations	740	640	568	461
Loss from continuing operations	(15) [8]	(85) [7]	(357) [6]	(347) [5]
Earnings from discontinued operations [9]	31	48	75	49
Net earnings (loss)	16	(37)	(282)	(298)
Basic and diluted net earnings (loss) per share [10]				
Continuing operations	(0.05)	(0.30)	(1.24)	(1.21)
Discontinued operations	0.11	0.17	0.26	0.17
Total	0.06	(0.13)	(0.98)	(1.04)

(1) Includes pre-tax restructuring charges of $151 million ($66 million included in cost of goods sold and $85 million included in restructuring costs and other), which increased net loss from continuing operations by $141 million; a gain of $9 million related to property sales, which reduced net loss from continuing operations by $9 million; and a reversal of a tax reserve, which reduced net loss from continuing operations by $56 million.

(2) Includes pre-tax restructuring charges of $316 million ($21 million included in cost of goods sold and $295 million included in restructuring costs and other), which increased net loss from continuing operations by $248 million; a gain of $40 million related to property and asset sales, which decreased net loss from continuing operations by $27 million; $6 million of asset impairment charges, which increased net loss from continuing operations by $4 million; and tax adjustments, which increased net loss from continuing operations by $39 million.

(3) Includes pre-tax restructuring charges of $127 million ($27 million included in cost of goods sold and $100 million included in restructuring costs and other), which decreased net earnings from continuing operations by $96 million; and tax adjustments, which increased net earnings from continuing operations by $8 million.

(4) Includes pre-tax restructuring charges of $68 million ($5 million included in cost of good sold and $63 million included in restructuring costs and other), which decreased net earnings from continuing operations by $44 million; $51 million of asset impairment charges related to the Lucky and MUTEC investments, which decreased net earnings from continuing operations by $49 million; a gain of $108 million related to property and asset sales, which increased net earnings from continuing operations by $83 million; $6 million for the establishment of a loan reserve, which decreased net earnings from continuing operations by $4 million; a $9 million foreign export charge contingency, which decreased net earnings from continuing operations by $9 million; and tax adjustments, which decreased net earnings from continuing operations by $11 million.

(5) Includes pre-tax restructuring charges of $216 million ($78 million included in cost of goods sold and $138 million included in restructuring costs and other), which increased net loss by $187 million; and $4 million of asset impairment charges, which increased net loss by $3 million.

(6) Includes pre-tax restructuring charges of $224 million ($68 million included in cost of goods sold and $156 million included in restructuring costs and other), which increased net loss by $197 million; $4 million (included in SG&A) related to charges for an unfavorable legal settlement, which increased net loss by $4 million; and $9 million of asset impairment charges, which increased net loss by $9 million.

(7) Includes pre-tax restructuring charges of $181 million ($73 million included in cost of goods sold and $108 million included in restructuring costs and other), which increased net loss by $174 million; a gain of $43 million related to property and asset sales, which reduced net loss by $33 million; and a $2 million gain related to the reversal of certain asset impairment charges previously recorded in the second quarter, which reduced net loss by $2 million.

(8) Includes pre-tax restructuring charges of $77 million ($63 million included in cost of goods sold and $14 million included in restructuring costs and other) of restructuring charges, which decreased net earnings by $95 million; a $3 million gain on the sale of assets, which decreased net earnings by $1 million; and a $6 million gain related to the reduction of legal reserves, which increased net earnings by $6 million. Also included is a valuation allowance of $89 million recorded against the Company's net deferred tax assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned restructuring amount.

(9) Refer to Note 23, "Discontinued Operations" for a discussion regarding earnings (loss) from discontinued operations.

(10) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. The Company's diluted net earnings (loss) per share in the above table includes the effect of contingent convertible debt instruments which occurred only for the fourth quarter of 2007.

Changes in Estimates Recorded During the Fourth Quarter December 31, 2007

During the fourth quarter ended December 31, 2007, the Company recorded a charge of approximately $24 million, net of tax, related to changes in estimate with respect to certain of its employee benefit and compensation accruals. These changes in estimates negatively impacted the results for the fourth quarter by $.08 per share.

Changes in Estimates Recorded During the Fourth Quarter December 31, 2006

During the fourth quarter ended December 31, 2006, the Company recorded a charge of approximately $17 million, net of tax, related to changes in estimate with respect to certain of its employee benefit and compensation accruals. These changes in estimates negatively impacted the results for the fourth quarter by $.06 per share.

Eastman Kodak Company
Summary of Operating Data — Unaudited

(in millions, except per share data, shareholders, and employees)	2007	2006	2005	2004	2003
Net sales from continuing operations	$ 10,301	$ 10,568	$ 11,395	$ 10,665	$ 10,332
Loss from continuing operations before interest, other income (charges), net and income taxes	(230)	(476)	(1,073)	(670)	(304)
(Loss) earnings from:					
Continuing operations	(205) [1]	(804) [2]	(1,657) [3]	(369) [4]	(193) [5]
Discontinued operations	881 [6]	203 [6]	451 [6]	913	420
Cumulative effect of accounting change	—	—	(55)	—	—
Net Earnings (Loss)	676	(601)	(1,261)	544	227
Earnings and Dividends					
Loss from continuing operations					
— % of net sales from continuing operations	-2.0%	-7.6%	-14.5%	-3.5%	-1.9%
Net earnings (loss)					
— % return on average shareholders' equity	30.6%	-32.8%	-39.9%	14.5%	7.0%
Basic and diluted (loss) earnings per share:					
Continuing operations	(0.71)	(2.80)	(5.76)	(1.29)	(0.67)
Discontinued operations	3.06	0.71	1.57	3.19	1.46
Cumulative effect of accounting change	—	—	(0.19)	—	—
Total	2.35	(2.09)	(4.38)	1.90	0.79
Cash dividends declared and paid					
— on common shares	144	144	144	143	330
— per common share	0.50	0.50	0.50	0.50	1.15
Common shares outstanding at year end	288.0	287.3	287.2	286.7	286.6
Shareholders at year end	58,652	63,193	75,619	80,426	85,712
Statement of Financial Position Data					
Working capital	1,607	1,003	607	872	423
Property, plant and equipment, net	1,811	2,602	3,464	3,913	4,421
Total assets	13,659	14,320	15,236	15,084	15,213
Short-term borrowings and current portion of long-term debt	308	64	819	469	946
Long-term debt, net of current portion	1,289	2,714	2,764	1,852	2,302
Total shareholders' equity	3,029	1,388	2,282	4,034	3,471

(footnotes on next page)

continued on next page

■ Eastman Kodak Company
Summary of Operating Data — Unaudited

(in millions, except per share data, shareholders, and employees)	2007	2006	2005	2004	2003
Supplemental Information					
Net sales from continuing operations					
— CDG	$ 4,631	$ 4,711	$ 5,646	$ 5,748	$ 5,453
— FPG	1,968	2,312	2,841	3,624	3,963
— GCG	3,590	3,477	2,825	1,223	862
— All Other	112	68	83	70	54
Research and development costs	535	578	739	667	612
Depreciation	679	1,075	1,191	850	734
Taxes (excludes payroll, sales and excise taxes) (7)	5	327	798	(100)	4
Wages, salaries and employee benefits (8)	2,846	3,480	3,941	4,188	3,960
Employees as of year end					
— in the U.S (7)	14,200	20,600	25,500	29,200	33,800
— worldwide (7)	26,900	40,900	51,100	54,800	62,300

(1) Includes pre-tax restructuring charges of $662 million, net of reversals; $157 million of income related to property and asset sales; $57 million of charges related to asset impairments; $6 million of charges for the establishment of a loan reserve; $9 million of charges for a foreign export contingency; and tax adjustments of $14 million. These items increased net loss from continuing operations by $464 million.

(2) Includes pre-tax restructuring charges of $698 million, net of reversals; $2 million of income related to legal settlements; $46 million of income related to property and asset sales; and $11 million of charges related to asset impairments. These items increased net loss by $691 million. Also included is a valuation allowance of $89 million recorded against the Company's net deferred assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned net loss impact.

(3) Includes pre-tax restructuring charges of $1,092 million; $52 million of purchased R&D; $44 million for charges related to asset impairments; $41 million of income related to the gain on the sale of properties in connection with restructuring actions; $21 million for unfavorable legal settlements and a $6 million tax charge related to a change in estimate with respect to a tax benefit recorded in connection with a land donation in a prior period. These items increased net loss by $1,080 million. Also included is a valuation allowance of $961 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned net loss impact.

(4) Includes pre-tax restructuring charges of $873 million; $16 million of purchased R&D; $12 million for a charge related to asset impairments and other asset write-offs; and the benefit of legal settlements, net of charges, of $95 million. These items reduced net earnings by $595 million.

(5) Includes pre-tax restructuring charges of $532 million; $31 million of purchased R&D; $7 million for a charge related to asset impairments and other asset write-offs; a $12 million charge related to an intellectual property settlement; $14 million for a charge connected with the settlement of a patent infringement claim; $9 million for a charge to write down certain assets held for sale following the acquisition of the Burrell Companies; $8 million for a donation to a technology enterprise; an $8 million charge for legal settlements; and a $9 million reversal for an environmental reserve. These items reduced net earnings by $430 million.

(6) Refer to Note 23, "Discontinued Operations" in the Notes to Financial Statements for a discussion regarding the earnings from discontinued operations.

(7) Amounts for 2006 and prior years have not been adjusted to remove amounts associated with the Health Group.

(8) Amounts for 2007 and prior years have not been adjusted to remove wages, salaries and employee benefits associated with the Health Group.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on management's assessment using the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report which appears on page 41 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation of disclosure controls and procedures described above, there was no change identified in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Board of Directors" in the Company's Notice of 2008 Annual Meeting and Proxy Statement (the Proxy Statement), which will be filed within 120 days after December 31, 2007. The information required by Item 10 regarding audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Audit Committee Financial Qualifications" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I under the caption "Executive Officers of the Registrant" on page 13. The information required by Item 10 regarding the Company's written code of ethics is incorporated by reference from the information under the captions "Board Structure and Corporate Governance - Corporate Governance Guidelines" and "Board Structure and Corporate Governance - Business Conduct Guide and Directors' Code of Conduct" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption "Reporting Compliance - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information under the following captions in the Proxy Statement: "Board Structure and Corporate Governance" and "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Most of the information required by Item 12 is incorporated by reference from the information under the captions "Beneficial Ownership" in the Proxy Statement. "Stock Options and SARs Outstanding under Shareholder and Non-Shareholder Approved Plans" is shown below:

Stock Options and SARs Outstanding Under Shareholder and Non-shareholder Approved Plans

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 31,186,424, including total SARs outstanding of 293,090, have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	23,652,835	$ 37.26	14,858,054
Equity compensation plans not approved by security holders [2]	7,533,589	47.30	0
Total	31,186,424	$ 39.69	14,858,054

(1) The Company's equity compensation plans approved by security holders include the 2005 Omnibus Long-Term Compensation Plan, the 2000 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, and the Wage Dividend Plan.

(2) The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan.

The 1997 Stock Option Plan, a plan formerly maintained by the Company for the purpose of attracting and retaining senior executive officers, became effective on February 13, 1997, and expired on December 31, 2003. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. The plan permitted awards to be granted in the form of stock options, shares of common stock and restricted shares of common stock. The maximum number of shares that were available for grant under the plan was 3,380,000. The plan required all stock option awards to be non-qualified, have an exercise price not less than 100% of fair market value of the Company's stock on the date of the option's grant and expire on the tenth anniversary of the date of grant. Awards issued in the form of shares of common stock or restricted shares of common stock were subject to such terms, conditions and restrictions as the Compensation Committee deemed appropriate.

The Kodak Stock Option Plan, an "all employee stock option plan" which the Company formerly maintained, became effective on March 13, 1998, and terminated on March 12, 2003. The plan was used in 1998 to grant an award of 100 non-qualified stock options or, in those countries where the grant of stock options was not possible, 100 freestanding stock appreciation rights, to almost all full-time and part-time employees of the Company and many of its domestic and foreign subsidiaries. In March of 2000, the Company made essentially an identical grant under the plan to generally the same category of employees. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. A total of 16,600,000 shares were available for grant under the plan. All awards granted under the plan generally contained the following features: 1) a grant price equal to the fair market value of the Company's common stock on the date of grant; 2) a two-year vesting period; and 3) a term of 10 years.

On December 31, 2007, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans represented by all stock incentives granted and available for future grant under all plans) was 14.5%.

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years and the average run rate over the last three years.

	Run Rate for the Year Ended December 31,			
(shares in thousands)	2007	2006	2005	3-year Average
Stock options granted	1,813	1,605	1,852	1,757
Unvested service-based stock granted	183	82	126	130
Actual performance-based stock awards earned	166	437	—	201
Basic common shares outstanding at fiscal year end	288,000	287,333	287,223	287,519
Run rate	0.75%	0.74%	0.69%	0.73%

The Company continues to manage its run rate of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant, and motivational.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Compensation Discussion and Analysis – Employment Contracts and Arrangements" and "Board Structure and Corporate Governance – Board Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 regarding principal auditor fees and services is incorporated by reference from the information under the caption "Committee Reports – Report of the Audit Committee" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

3. Additional data required to be furnished:

Exhibits required as part of this report are listed in the index appearing on pages 106 through 110.

■ Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By:

/s/ Antonio M. Perez
Antonio M. Perez
Chairman & Chief Executive Officer

By:

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer, and Executive Vice President

/s/ Diane E. Wilfong
Diane E. Wilfong
Chief Accounting Officer, and Corporate Controller

Date: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Richard S. Braddock
Richard S. Braddock, Director

/s/ Timothy M. Donahue
Timothy M. Donahue, Director

/s/ Michael Hawley
Michael Hawley, Director

/s/ William H. Hernandez
William H. Hernandez, Director

/s/ Douglas R. Lebda
Douglas R. Lebda, Director

/s/ Debra L. Lee
Debra L. Lee, Director

/s/ Delano E. Lewis
Delano E. Lewis, Director

/s/ William G. Parrett
William G. Parrett, Director

/s/ Antonio M. Perez
Antonio M. Perez, Director

/s/ Hector de J. Ruiz
Hector de J. Ruiz, Director

/s/ Laura D'Andrea Tyson
Laura D'Andrea Tyson, Director

Date: February 27, 2008

■ Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning Of Period	Charges to Earnings and Equity	Amounts Written Off	Balance at End of Period
Year ended December 31, 2007				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 97	$ 25	$ 39	$ 83
Reserve for loss on returns and allowances	37	16	22	31
Total	$ 134	$ 41	$ 61	$ 114
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 8	$ 1	$ 3	$ 6
From Deferred Tax Assets:				
Valuation allowance	$ 1,849	$ 11	$ 611	$ 1,249
Year ended December 31, 2006				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 111	$ 50	$ 64	$ 97
Reserve for loss on returns and allowances	33	26	22	37
Total	$ 144	$ 76	$ 86	$ 134
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 9	$ (1)	$ —	$ 8
From Deferred Tax Assets:				
Valuation allowance	$ 1,328	$ 655	$ 134	$ 1,849
Year ended December 31, 2005				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 77	$ 102	$ 68	$ 111
Reserve for loss on returns and allowances	32	27	26	33
Total	$ 109	$ 129	$ 94	$ 144
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 19	$ 7	$ 17	$ 9
From Deferred Tax Assets:				
Valuation allowance	$ 284	$ 1,190	$ 146	$ 1,328

INDEX TO EXHIBITS

EXHIBIT NUMBER

(3) A. Certificate of Incorporation, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

B. By-laws, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

Amendments to Eastman Kodak Company By-Laws.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date December 11, 2007, as filed on December 14, 2007, Exhibit 3.1.)

(4) A. Indenture dated as of January 1, 1988 between Eastman Kodak Company and The Bank of New York as Trustee.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 25, 1988, Exhibit 4.)

B. First Supplemental Indenture dated as of September 6, 1991 and Second Supplemental Indenture dated as of September 20, 1991, each between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 4.)

C. Third Supplemental Indenture dated as of January 26, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 4.)

D. Fourth Supplemental Indenture dated as of March 1, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit 4.)

H. Form of the 7.25% Senior Notes due 2013.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

I. Resolutions of the Committee of the Board of Directors of Eastman Kodak Company, adopted on October 7, 2003, establishing the terms of the Securities.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

J. Fifth Supplemental Indenture, dated October 10, 2003, between Eastman Kodak Company and The Bank of New York, as Trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

K. Secured Credit Agreement, dated as of October 18, 2005, among Eastman Kodak Company and Kodak Graphic Communications Canada Company, the banks named therein, Citigroup Global Markets Inc., as lead arranger and bookrunner, Lloyds TSB Bank PLC, as syndication agent, Credit Suisse, Cayman Islands Branch, Bank of America, N. A. and The CIT Group/Business Credit, Inc., as co-documentation agents, and Citicorp USA, Inc., as agent for the lenders.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.1.)

L. Security Agreement, dated as of October 18, 2005, among Eastman Kodak Company, the subsidiary grantors identified therein and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.2.)

M. Canadian Security Agreement, dated as of October 18, 2005, among Kodak Graphic Communications Canada Company and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.3.)

Eastman Kodak Company and certain subsidiaries are parties to instruments defining the rights of holders of long-term debt that was not registered under the Securities Act of 1933. Eastman Kodak Company has undertaken to furnish a copy of these instruments to the Securities and Exchange Commission upon request.

(10) A. Philip J. Faraci Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Exhibit 10.)

Amendment, dated February 28, 2007, to Philip J. Faraci Letter Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.2.)

B. Eastman Kodak Company Insurance Plan for Directors.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 29, 1985, Exhibit 10.)

C. Eastman Kodak Company Deferred Compensation Plan for Directors, as amended February 11, 2000.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, and the Eastman Kodak Company Annual Report on Form 10- K for the fiscal year ended December 31, 1999, Exhibit 10.)

D. Eastman Kodak Company Non-Employee Director Annual Compensation Program. The equity portion of the retainer became effective December 11, 2007; the cash portion of the retainer became effective January 1, 2008.

E. 1982 Eastman Kodak Company Executive Deferred Compensation Plan, as amended effective December 9, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

F. Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, effective January 1, 2005.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Non-Qualified Stock Options pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock with a Deferral Feature, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10.)

Form of Administrative Guide for Annual Officer Stock Options Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Stock Option Grant under the 2005 Omnibus Long-Term Compensation Plan..
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Restricted Stock Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Amendment to the Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, effective July 17, 2007.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, Exhibit 10.)

G. Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.1.)

Amendment, dated September 26, 2006, to Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.2.)

H. Stock and Asset Purchase Agreement by and between Eastman Kodak Company and ITT Industries, Inc. dated February 8, 2004. (Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the period ended September 30, 2004, Exhibit 10.)

I. Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, as amended effective as of November 12, 2001. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

J. Kodak Executive Financial Counseling Program. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.)

K. Personal Umbrella Liability Insurance Coverage. Eastman Kodak Company provides $5,000,000 personal umbrella liability insurance coverage to its approximately 160 key executives. The coverage, which is insured through The Mayflower Insurance Company, Ltd., supplements participants' personal coverage. The Company pays the cost of this insurance. Income is imputed to participants. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Exhibit 10.)

M. James Langley Agreement dated August 12, 2003. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

Amendment, dated February 28, 2007, to James T. Langley Letter Agreement dated August 12, 2003. (Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.3.)

Amended leaving arrangement for James T. Langley.

N. Kodak Stock Option Plan, as amended and restated August 26, 2002. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Exhibit 10.)

O. Eastman Kodak Company 1997 Stock Option Plan, as amended effective as of March 13, 2001. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

R. Eastman Kodak Company 2000 Omnibus Long-Term Compensation Plan, as amended effective January 1, 2004. (Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, Exhibit 10.)

Form of Notice of Award of Non-Qualified Stock Options Granted To _______, Pursuant to the 2000 Omnibus Long-Term Compensation Plan; and Form of Notice of Award of Restricted Stock Granted To ______, Pursuant to the 2000 Omnibus Long-Term Compensation Plan. (Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

S. Eastman Kodak Company Executive Compensation for Excellence and Leadership Plan, amended and restated as of January 1, 2005. (Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.4.)

Amendment effective January 1, 2006. (Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, Exhibit 10.)

T. Eastman Kodak Company Executive Protection Plan, effective July 25, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, Exhibit 10.)

U. Eastman Kodak Company Estate Enhancement Plan, as adopted effective March 6, 2000.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

V. Antonio M. Perez Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, Exhibit 10 Z.)

Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10 DD.).

Notice of Award of Restricted Stock with a Deferral Feature Granted to Antonio M. Perez, effective June 1, 2005, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10 CC.)

Amendment, dated February 27, 2007, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.1.)

W. Daniel A. Carp Agreement dated November 22, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

$1,000,000 Promissory Note dated March 2, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Exhibit 10.)

Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Daniel A. Carp.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10 F.)

X. Robert H. Brust Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

Amendment, dated February 8, 2001, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

Amendment, dated November 12, 2001, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

Amendment, dated October 2, 2003, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Exhibit 10.)

Amendment, dated March 7, 2005, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 10, 2005.)

Y. Redemption Agreement among Sun Chemical Corporation and Sun Chemical Group B.V. and Eastman Kodak Company and Kodak Graphics Holdings, Inc., dated as of January 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

Z. Arrangement Agreement among Eastman Kodak Company, 4284488 Canada Inc. and Creo Inc., dated January 30, 2005.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

AA1. Dan Meek Hire Agreement dated July 31, 1998.

AA2. Dan Meek Retention Agreement dated June 25, 2001.

AA3. Dan Meek Retention Agreement dated January 9, 2006.

AA4. Dan Meek Termination Agreement dated May 2, 2006.

BB. Mary Jane Hellyar Retention Agreement dated August 14, 2006.

CC. Asset Purchase Agreement between Eastman Kodak Company and Onex Healthcare Holdings, Inc., dated as of January 9, 2007.
Amendment No. 1 To the Asset Purchase Agreement.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, Exhibit (10) CC.)

(12) Statement Re Computation of Ratio of Earnings to Fixed Charges.

(18) Letter Re Change in Accounting Principles.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, Exhibit 18.)

(21) Subsidiaries of Eastman Kodak Company.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification.

(31.2) Certification.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

■ Exhibit (10)

(10) D. Eastman Kodak Company Non-Employee Director Annual Compensation Program. The equity portion of the retainer became effective December 11, 2007; the cash portion of the retainer became effective January 1, 2008.

M. Amended leaving arrangement for James T. Langley.

(These exhibits have been omitted. They can be accessed through either the SEC website at www.sec.gov, or Eastman Kodak Company website at www.kodak.com.)

■ Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended December 31, 2007	2006	2005	2004	2003
Loss from continuing operations before provision for income taxes	$ (256)	$ (583)	$ (1,208)	$ (625)	$ (436)
Adjustments:					
Minority interest in income of subsidiaries with fixed charges	(1)	—	(3)	(3)	19
Undistributed (earnings) loss of equity method investees	(1)	(7)	(12)	(30)	41
Interest expense	113	172	139	111	97
Interest component of rental expense (1)	43	53	50	54	53
Amortization of capitalized interest	9	43	22	25	27
Earnings as adjusted	$ (93)	$ (322)	$ (1,012)	$ (468)	$ (199)
Fixed charges:					
Interest expense	113	172	139	111	97
Interest component of rental expense (1)	43	53	50	54	53
Capitalized interest	2	3	3	2	2
Total fixed charges	$ 158	$ 228	$ 192	$ 167	$ 152
Ratio of earnings to fixed charges	*	**	***	****	*****

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

** Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $550 million.

*** Earnings for the year ended December 31, 2005 were in adequate to cover fixed charges. The coverage deficiency was $1,204 million.

**** Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $635 million.

***** Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $351 million.

■ Exhibit (21)

SUBSIDIARIES OF EASTMAN KODAK COMPANY

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	New Jersey
Laser-Pacific Media Corporation	Delaware
FPC, Inc.	California
Qualex Inc.	Delaware
Qualex Canada Photofinishing Inc.	Canada
Eastman Gelatine Corporation	Massachusetts
Kodak Imaging Network, Inc. (formerly Ofoto, Inc.)	Delaware
Eastman Canada Company	Canada
Kodak Canada Inc.	Canada
Kodak Graphic Communications Canada Company	Canada
Creo Capital Netherlands B.V.	Netherlands
Kodak SA/NV	Belgium
Kodak Argentina S.A.I.C.	Argentina
Kodak Chilena S.A. Fotografica	Chile
Kodak Americas, Ltd.	New York
Kodak Venezuela, S.A.	Venezuela
Kodak (Near East), Inc.	New York
Kodak (Singapore) Pte. Limited	Singapore
Kodak Philippines, Ltd.	New York
Kodak Polychrome Graphics Company Ltd.	Barbados
Kodak Limited	England
Cinesite (Europe) Limited	England
Kodak India Limited	India
Kodak International Finance Limited	England
Kodak Polska Sp.zo.o	Poland
Kodak OOO	Russia
Kodak Czech Spol s.r.o.	Czech Republic
Kodak S.A.	France
Kodak-Pathe SAS	France
Kodak Verwaltung GmbH	Germany
Eastman Kodak Holdings B.V.	Netherlands
Eastman Kodak Sarl	Switzerland
Kodak Brasileira Comercio de Produtos para Imagem e Servicos Ltda.	Brazil
Kodak Nederland B.V.	Netherlands
Kodak Polychrome Graphics Enterprises B.V.	Netherlands
Kodak (China) Investment Company Ltd.	China

continued on next page

■ Exhibit (21)

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	
Kodak Korea Ltd.	South Korea
Kodak New Zealand Limited	New Zealand
Kodak (Australasia) Pty. Ltd.	Australia
Kodak (South Africa) (Proprietary) Limited	South Africa
Kodak (Egypt) S.A.E.	Egypt
Kodak (Malaysia) Sdn.Bhd.	Malaysia
Kodak (Taiwan) Limited	Taiwan
Eastman Kodak International Capital Company, Inc.	Delaware
Kodak de Mexico S.A. de C.V.	Mexico
Kodak Export de Mexico, S. de R.L. de C.V.	Mexico
Kodak Mexicana, S.A. de C.V.	Mexico
N.V. Kodak S.A.	Belgium
Kodak A/S	Denmark
Kodak Norge A/S	Norway
Kodak Societe Anonyme	Switzerland
Kodak (Hong Kong) Limited	Hong Kong
Kodak (Thailand) Limited	Thailand
Kodak Gesellschaft m.b.H.	Austria
Kodak Kft.	Hungary
Kodak Oy	Finland
Kodak S.p.A.	Italy
Kodak Portuguesa Limited	New York
Kodak, S.A.	Spain
Kodak Nordic AB	Sweden
Kodak Japan Ltd.	Japan
K.K. Kodak Information Systems	Japan
Kodak Digital Product Center, Japan Ltd.	Japan
Kodak (China) Limited	Hong Kong
Kodak Electronic Products (Shanghai) Company Limited	China
Kodak (China) Company Limited	China
Kodak (China) Graphic Communications Company Ltd.	China
Kodak (Wuxi) Company Limited	China
Kodak (Xiamen) Company Limited	China
Kodak (Shanghai) International Trading Co. Ltd.	China
Shanghai Da Hai Camera Co., Ltd.	China

Note: Subsidiary Company names are indented under the name of the parent company.

■ Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-111726, No. 333-108562, and No. 333-31759) and Form S-8 (No. 33-56499, No. 33-65033, No. 33-65035, No. 333-57729, No. 333-57659, No. 333-57665, No. 333-23371, No. 333-43526, No. 333-43524, and No. 333-125355) of Eastman Kodak Company of our report dated February 27, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 27, 2008

■ Exhibit (31.1)

CERTIFICATION

I, Antonio M. Perez, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ Antonio M. Perez

Antonio M. Perez
Chairman and Chief Executive Officer

■ Exhibit (31.2)

CERTIFICATION

I, Frank S. Sklarsky, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ Frank S. Sklarsky

Frank S. Sklarsky
Chief Financial Officer

■ Exhibit (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio M. Perez, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antonio M. Perez

Antonio M. Perez
Chairman and Chief Executive Officer

February 27, 2008

■ Exhibit (32.2)

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank S. Sklarsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Frank S. Sklarsky

Frank S. Sklarsky
Chief Financial Officer

February 27, 2008

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice April 3, 2008

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

TABLE OF CONTENTS

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 14, 2008 at 2:00 p.m. at the Columbus Marriott, 800 Front Avenue, Columbus, GA. You will be asked to vote on management and shareholder proposals.

Whether or not you attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card or voting instruction card. We encourage you to use the internet, as it is the most cost-effective way to vote.

We look forward to seeing you at the Annual Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,



Antonio M. Perez
Chairman of the Board

NOTICE OF THE 2008 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 14, 2008 at 2:00 p.m. at the Columbus Marriott, 800 Front Avenue, Columbus, GA. The following proposals will be voted on at the Annual Meeting:

1. Election of directors for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Shareholder proposal on majority voting requirements for director nominees.

The Board of Directors recommends a vote FOR items 1 and 2 and AGAINST item 3.

If you were a shareholder of record at the close of business on March 17, 2008, you are entitled to vote at the Annual Meeting.

We are pleased to be among the first group of companies to take advantage of the Securities and Exchange Commission "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. We believe the new rules will allow us to provide you with the information you need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting.

If you have any questions about the Annual Meeting, please contact: Coordinator, Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0207, (585) 724-5492.

The Annual Meeting will be accessible by the handicapped. If you require special assistance, call the Coordinator, Shareholder Services.

By Order of the Board of Directors



Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 3, 2008

■ Questions & Answers

Q. ***Why am I receiving these proxy materials?***

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or, upon your request, has delivered printed versions to you by mail, in connection with Kodak's 2008 Annual Meeting of Shareholders (the Annual Meeting). As a shareholder of record, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. The approximate date on which these proxy materials are being made available to you is April 3, 2008.

Q. ***What is included in these proxy materials?***

A. These proxy materials include:

- Our 2007 Annual Report on Form 10-K; and
- Notice of 2008 Annual Meeting and Proxy Statement.

If you requested printed versions of the proxy materials by mail, these proxy materials also include the Proxy Card for the Annual Meeting.

Q. ***What am I voting on?***

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 14, 2008 at 2:00 p.m. Eastern Time at the Columbus Marriott, 800 Front Avenue, Columbus, GA, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of directors for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Shareholder proposal on majority voting requirements for director nominees.

Q. ***What are the voting recommendations of the Board?***

A. The Board recommends the following votes:

- FOR each of the director nominees.
- FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
- AGAINST the shareholder proposal.

Q. ***Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?***

A. We are using the Securities and Exchange Commission (SEC) new "e-proxy" rules. These rules allow companies to furnish proxy materials to shareholders over the internet. The "e-proxy" rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials and allow them instead to deliver their shareholders a "Notice of Internet Availability of Proxy Materials" and to provide online access to the documents. We mailed a "Notice of Internet Availability of Proxy Materials" (the Notice) on or about April 3, 2008 to all shareholders of record on the close of business on March 17, 2008, who are the shareholders entitled to vote at the Annual Meeting.

The Notice provides instructions regarding how to:

- View our proxy materials for the Annual Meeting on the internet; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual shareholders' meetings on the environment.

Q. ***Where can I view the proxy materials on the internet?***

A. This Proxy Statement, the form of proxy and voting instructions are being made available to shareholders on or about April 3, 2008, at **www.envisionreports.com/ek**. Our 2007 Annual Report on Form 10-K is being made available at the same time and by the same method. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Q. ***How can I receive a printed copy of the proxy materials?***

A. **Shareholder of Record.** You may request a printed copy of the proxy materials by any of the following methods:

- Telephone at (866) 641-4276;
- Internet at **www.envisionreports.com/ek**; or
- E-mail at **investorvote@computershare.com**. Reference "Proxy Materials Order" on the subject line. In the message, include your full name and address, the three numbers located in the shaded bar on the Notice and state that you want to receive a paper copy of current and/or future meeting materials.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your broker, trustee or nominee.

Q. ***What is the difference between holding shares as a shareholder of record and as a beneficial owner?***

A. Most Kodak shareholders hold their shares through a broker or other nominee (beneficial ownership) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered in your name with Kodak's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being made available directly to you by Kodak. As the shareholder of record, you have the right to give your voting proxy to Kodak management or a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares and you are also invited to attend the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker has the discretion to vote on routine corporate matters presented in the proxy materials without your specific voting instructions, but with respect to any non-routine matter over which the broker does not have discretionary voting power, your shares will not be voted without your specific voting instructions. When the broker does not have discretionary voting power on a particular proposal and does not receive voting instructions from you, the shares are not voted and are referred to as "broker non-votes."

Q. ***Which proposal items are considered "routine" or "non-routine"?***

A. Item 1 (Election of directors) and Item 2 (Ratification of independent registered public accounting firm) involve matters that we believe will be treated as routine.

Item 3 (Shareholder proposal) involves a matter that we believe will be considered non-routine.

Q. ***Will any other matter be voted on?***

A. We are not aware of any other matters you will be asked to vote on at the Annual Meeting. If you have returned your signed proxy card or otherwise given the Company's management your proxy, and any other matter is properly brought before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires that you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. ***How do I vote?***

A. **Shareholder of Record.** There are four ways to vote, if you are a shareholder of record:

- By internet at **www.envisionreports.com/ek**. We encourage you to vote this way.
- By toll-free telephone: (800) 652-VOTE (8683).
- By completing and mailing your proxy card.
- By written ballot at the Annual Meeting.

Your shares will be voted as you indicate. If you return your signed proxy card or otherwise give the Company's management your proxy, but do not indicate your voting preferences, Antonio M. Perez and Laurence L. Hickey will vote your shares FOR Items 1 and 2 and AGAINST Item 3. As to any other business that may properly come before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey will vote in accordance with their best judgment, although the Company does not presently know of any other business.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What happens if I do not give specific voting instructions?***

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- If you sign and return a proxy card without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner of shares held in street name and do not provide your broker, trustee or nominee with specific voting instructions:

- Your broker, trustee or nominee will have the authority to exercise discretion to vote your shares with respect to Item 1 (Election of directors) and Item 2 (Ratification of independent registered public accounting firm) because they involve matters we believe will be considered routine.
- Your broker, trustee or nominee will not have the authority to exercise discretion to vote your shares with respect to Item 3 (Shareholder proposal) because it involves a matter we believe will be considered non-routine.

Q. ***What is the deadline for voting my shares?***

A. **Shareholder of Record.** If you are a shareholder of record and vote by internet or telephone, your vote must be received by 1:00 a.m., Eastern Time, on May 14, 2008, the morning of the Annual Meeting. If you are a shareholder of record and vote by mail or by written ballot at the Annual Meeting, your vote must be received before the polls close at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your broker, trustee or nominee. You may vote your shares in person at the Annual Meeting, only if you obtain a legal proxy from your broker, trustee or nominee and provide it at the Annual Meeting.

Q. ***Who can vote?***

A. To be able to vote your Kodak shares, the records of the Company must show that you held your shares as of the close of business on March 17, 2008, the record date for the Annual Meeting. Each share of common stock is entitled to one vote.

Q. ***How can I change my vote or revoke my proxy?***

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a timely new vote by internet or telephone;
- Returning a later-dated proxy card; or
- Notifying Laurence L. Hickey, Secretary and Assistant General Counsel.

You may also complete a written ballot at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What vote is required to approve each proposal?***

A. The following table describes the voting requirements for each proposal:

Item 1 — Election of directors	The director nominees receiving the greatest number of votes will be elected. This means that, if you do not vote for a particular nominee, or if you withhold authority to vote for a particular nominee when voting your proxy, your vote will not count for or against the nominee. However, under the Company's majority voting policy for the election of directors, as more fully described on page 9 of this Proxy Statement, in an uncontested election, any director who receives a majority of "withhold" votes will be required to tender his or her resignation to the Corporate Responsibility and Governance Committee, which will then consider the resignation and make a recommendation to the Board.
Item 2 — Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 3 — Shareholder proposal on majority voting requirements for director nominees	To be approved, the shareholder proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.

Q. ***Is my vote confidential?***

A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the votes have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. ***Who will count the vote?***

A. Computershare Investor Services will count the vote. Its representative will be the inspector of election.

Q. ***Who can attend the Annual Meeting?***

A. If the records of the Company show that you held your shares as of the close of business on March 17, 2008, the record date for the Annual Meeting, you can attend the Annual Meeting. Seating, however, is limited. Attendance at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting. Photographs may be taken and videotaping may be conducted at the Annual Meeting. We may use these images in publications. If you attend the Annual Meeting, we assume we have your permission to use your image.

Q. ***What do I need to do to attend the Annual Meeting?***

A. To attend the Annual Meeting, please follow these instructions:

- If you vote by internet or telephone, follow the instructions provided for attendance.
- If you vote by using a proxy card, check the appropriate box on the card.
- If you are a beneficial owner, bring proof of your ownership with you to the Annual Meeting.
- To enter the Annual Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Special Registration desk upon arrival at the Annual Meeting.

Seating at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting.

Q. ***Can I bring a guest?***

A. Yes. If you plan to bring a guest to the Annual Meeting, follow the instructions on the internet or telephone or check the appropriate box on your proxy card. When you go through the registration area at the Annual Meeting, your guest must register with you.

Q. ***What is the quorum requirement of the Annual Meeting?***

A. A majority of the outstanding shares on May 14, 2008 constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes, other than where stated, will be counted in determining the quorum, but neither will be counted as votes cast. On March 17, 2008, there were 288,182,249 shares outstanding.

Q. ***Can I nominate someone to the Board?***

A. Our By-laws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the By-laws as summarized below. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our By-laws. A copy of the full text of the by-law provision containing this procedure may be obtained by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at **www.kodak.com/go/governance**. For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming Annual Meeting is within 30 days of the anniversary of the annual meeting for the previous year; and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares of the Company owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares of the Company owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the Proxy Statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected. Persons who are nominated in accordance with this procedure will be eligible for election as directors at the annual meeting of the Company's shareholders.

Q. ***What is the deadline to propose actions for consideration at the 2009 annual meeting?***

A. For a shareholder proposal to be considered for inclusion in Kodak's proxy statement for the 2009 annual meeting, the Secretary of Kodak must receive the written proposal at our principal executive offices no later than December 4, 2008. Such proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

For a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to approve that proposal, provide the information required by the By-laws of Kodak and give timely notice to the Secretary of Kodak in accordance with the By-laws of Kodak, which, in general, require that the notice be received by the Secretary of Kodak:

- Not earlier than the close of business on January 14, 2009; and
- Not later than the close of business on February 13, 2009.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2008 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making shareholder proposals. Our By-laws can also be accessed at **www.kodak.com/go/governance**.

Q. ***How much did this proxy solicitation cost?***

A. The Company hired Georgeson Inc. to assist in the solicitation of votes. The estimated fee is $18,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders. Directors, officers and employees of the Company may solicit proxies and voting instructions in person, by telephone or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. ***What other information about Kodak is available?***

A. The following information is available:

- Annual Report on Form 10-K
- Transcript of the Annual Meeting
- Plan descriptions, annual reports and trust agreements and contracts for the pension plans of the Company and its subsidiaries
- Diversity Report; Form EEO-1
- Health, Safety and Environment Annual Report on Kodak's website at **www.kodak.com/go/HSE**
- Corporate Responsibility Principles on Kodak's website at **www.kodak.com/US/en/corp/principles**
- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/governance**
- Business Conduct Guide on Kodak's website at **www.kodak.com/US/en/corp/principles/businessConduct.shtml**
- Eastman Kodak Company By-laws on Kodak's website at **www.kodak.com/go/governance**
- Charters of the Board's Committees (Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and Finance Committee) on Kodak's website at **www.kodak.com/go/governance**
- Directors' Code of Conduct on Kodak's website at **www.kodak.com/go/governance**
- Kodak Board of Directors Policy on Recoupment of Annual Incentive Bonuses in the Event of a Restatement Due to Fraud or Misconduct at **www.kodak.com/go/governance**

You may request printed copies of any of these documents by contacting:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0207
(585) 724-5492

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

AUDIO WEBCAST OF ANNUAL MEETING AVAILABLE ON THE INTERNET

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at **www.kodak.com/US/en/corp/investorCenter/investorsCenterHome.shtml**. This webcast is listen only. You will not be able to ask questions. The Annual Meeting audio webcast will remain available on our website for a short period of time after the Annual Meeting.

Information included on our website, other than our Proxy Statement and proxy card, is not part of the proxy solicitation materials.

■ Proposals

MANAGEMENT PROPOSALS

ITEM 1 — Election of Directors

Kodak's By-laws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 12. Mr. Perez is the only director who is an employee of the Company.

There are nine directors standing for re-election (Richard S. Braddock, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Debra L. Lee, Delano E. Lewis, Antonio M. Perez, Hector de J. Ruiz and Laura D'Andrea Tyson) and three directors standing for election for the first time (Douglas R. Lebda, William G. Parrett and Dennis F. Strigl). All the nominees agree to serve a one-year term. Information about them is provided on pages 14 -16 of this Proxy Statement.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

The director nominees receiving the greatest number of votes will be elected. Under the Company's majority voting policy for the election of directors, however, any director who receives a majority of "withhold" votes will be required to tender his or her resignation to the Corporate Responsibility and Governance Committee, which will then consider the resignation and make a recommendation to the Board. More information about the Company's majority voting policy can be found on page 9 of this Proxy Statement.
The Board of Directors recommends a vote FOR the election of all the director nominees.

ITEM 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve until the 2009 annual meeting.

Representatives of PricewaterhouseCoopers LLP are expected to attend the Annual Meeting to respond to questions and, if they desire, make a statement.

The ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

SHAREHOLDER PROPOSAL

ITEM 3 — Shareholder Proposal on Majority Voting Requirement for Director Nominees

United Association S&P 500 Index Fund, owner of over $2,000 in Company stock, submitted the following proposal:

"Resolved: That the shareholders of Eastman Kodak Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with a little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot and Safeway have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted by laws or policies to address post-election issues related to the status of director nominees that fail to win election. Our Company has not established a majority vote standard in Company bylaws, opting only to establish a post-election director resignation governance policy. The Company's director resignation policy simply addresses post-election issues, establishing a requirement for directors to tender their resignations for board consideration should they receive more "withhold" votes than "for" votes. We believe that these director resignation policies, coupled with the continued use of a plurality vote standard, are a wholly inadequate response to the call for the adoption of a majority vote standard.

We believe the establishment of a meaningful majority vote policy requires the adoption of a majority vote standard in the Company's governance documents, not the retention of the plurality vote standard. A majority vote standard combined with the Company's current post-election director resignation policy would provide the board a framework to address the status of a director nominee who fails to be elected. The combination of a majority vote standard with a post-election policy establishes a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director."

BOARD OF DIRECTORS' POSITION

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

This proposal requests Kodak to ask its shareholders to amend the Company's Certificate of Incorporation to adopt a majority voting standard for director elections so that shareholders have a meaningful role in the director election process. As noted in the proposal, Kodak, a New Jersey company, uses a plurality voting standard, the default under New Jersey law. The plurality voting standard provides that nominees who receive the most affirmative votes are elected to serve as Kodak directors. Most large public companies continue to use a plurality voting standard.

Our Board of Directors has been mindful of the ongoing corporate governance developments and debates on the subject of majority voting in the election of directors and has examined this issue very closely. In fact, our Board agrees with many aspects of the majority voting concept and believes the fundamental principles of majority voting may potentially be beneficial to our shareholders. After careful consideration, however, our Board recommends a vote against this proposal for the following reasons:

- The proposal is presently unnecessary because the Company has already adopted a policy that already provides shareholders with a meaningful role in director elections;
- The proposal is also unnecessary at this time since Kodak's corporate governance practices ensure that the Company's directors are highly qualified; and
- The proposal is premature in light of the on-going analyses and discussions on majority voting and its possible consequences.

The Company has already implemented a director election policy. Like a number of other large public companies facing this issue, in order to address the concerns relating to director candidates who do not receive a majority of the votes cast, the Company has adopted a Director Election Policy. This policy provides direct and effective consequences by requiring that any nominee who receives more votes "withheld" from his or her election than votes "for" his or her election must promptly tender an offer of resignation for consideration by our Corporate Responsibility and Governance Committee. We believe that this policy at the present time is effective in giving shareholders a meaningful voice in the director election process and in removing a director opposed by shareholders. Under our policy, any nominee who receives a majority of withhold votes must tender his or her resignation and could be removed from the Board. By contrast, the majority voting standard requested by the proposal only addresses the voting requirement for being elected to the Board. It does not remove incumbent directors who have not received a majority vote because, under New Jersey law, a director who fails to receive a required vote continues in office as a "holdover" director, generally until the next shareholder meeting. Therefore, even if the proposal were adopted, Kodak could not force a director who failed to receive a majority vote to leave the Board until the next annual meeting of shareholders.

As explained below, given the practical difficulties and issues under current law surrounding the implementation of a majority voting standard, there continues to be considerable discussion and debate regarding this topic. Until the law becomes settled and a general consensus emerges as to best corporate governance practice in this area, we believe our policy is the most effective means of providing shareholders a meaningful role in the director election process.

The Company's current process elects highly qualified candidates. Given Kodak's strong corporate governance practices and responsiveness to shareholder concerns, we believe the proposal is unnecessary. The Board already has in place a robust corporate governance process designed to identify and propose independent director nominees who are qualified to serve the best interests of the Company and our shareholders. The Corporate Responsibility and Governance Committee, which is composed solely of independent directors, evaluates and recommends director nominees for election based on such factors as their business or professional experience, the diversity of their background and their talents and perspectives. Relying on this process, the Company's shareholders have historically elected strong, highly qualified Boards, who consistently receive a substantial majority of votes cast.

The proposal is premature. New Jersey law requires the plurality voting standard in director elections, unless a company's certificate of incorporation provides otherwise. Our Board cannot adopt majority voting in our By-laws, an approach that other companies have recently taken. Kodak can adopt majority voting only through shareholder approval of an amendment to the Certificate of Incorporation. We believe that it is premature to ask our shareholders to amend the Certificate of Incorporation to adopt majority voting in light of the on-going analyses and discussions in this developing area. The legal community, shareholder advocates, governance experts and other groups continue to evaluate the respective benefits, disadvantages and consequences of plurality voting and majority voting, the impact of the "holdover rule" and whether some modified model of plurality voting might be preferable. Any change in voting standards should be undertaken with full understanding of the consequences. For this reason, we believe it is premature to ask shareholders to amend the Certificate of Incorporation to adopt majority voting until there is greater clarity and consensus on this issue.

Summary. In summary, Kodak is not opposed to majority voting in uncontested elections, but we believe that it is both unnecessary and premature to ask the shareholders to amend the Certificate of Incorporation to adopt majority voting. The proposal is presently unnecessary because our Director Election Policy, along with our strong governance record and robust director election process, already serves and protects the interests of our shareholders. The proposal is premature given the continuing debate on majority voting standard. We do not believe that the proposal, at this point in time, is in the best interest of the Company or its shareholders. Nonetheless, the Board will continue to assess the developments in this area.

For the reasons described above, the Board of Directors recommends a vote AGAINST this proposal.

■ Board Structure and Corporate Governance

INTRODUCTION

Ethical business conduct and good corporate governance are not new practices at Kodak. The reputation of our Company and our brand has been built by more than a century of ethical business conduct. The Company and the Board have long practiced good corporate governance and believe it to be a prerequisite to providing sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance and lead in developing and implementing best practices. This is a fundamental goal of our Board.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines reflect the principles by which the Company operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. In February 2004, our Board restated our Corporate Governance Guidelines to reflect changes in the New York Stock Exchange's (NYSE) corporate governance listing standards. A copy of the Corporate Governance Guidelines is published on our website at **www.kodak.com/go/governance.**

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

All of our employees, including the CEO, the CFO, the Controller, all other senior financial officers and all other Section 16 executive officers, as defined under Section 16 of the Securities Exchange Act of 1934 (a Section 16 Executive Officer) are required to comply with our long-standing code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of company business so that they and the Company are always above reproach. In 2004, our Board adopted a Directors' Code of Conduct. Both our Business Conduct Guide and our Directors' Code of Conduct are published on our website at **www.kodak.com/go/governance.** We will post on this website any amendments to the Business Conduct Guide or Directors Code of Conduct and any waivers of either code for directors or the Company's CEO, CFO or Controller. Our directors annually certify in writing that they understand and are in compliance with the Directors' Code of Conduct.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. These Director Independence Standards, which are in compliance with the director independence requirements of the NYSE's corporate governance listing standards, are attached as Exhibit I to this Proxy Statement.

The Board has determined that each of the following former and current directors has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, is independent within the meaning of the NYSE's corporate governance listing standards and the rules of the SEC: Richard S. Braddock, Martha Layne Collins, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Durk I. Jager, Douglas R. Lebda, Debra L. Lee, Delano E. Lewis, William G. Parrett, Hector de J. Ruiz, Dennis F. Strigl and Laura D'Andrea Tyson. The remaining director, Antonio M. Perez, Chairman of the Board and CEO, is an employee of the Company and, therefore, is not independent.

In the course of the Board's determination regarding the independence of each non-employee director, it considered any transactions, relationships and arrangements as required by the Company's Independence Standards. In particular, with respect to the most recent completed fiscal year, the Board considered:

- The annual amount of sales to the Company by the company where an immediate family member of Mr. Braddock is an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of purchases from the Company by the company where Mr. Hernandez serves as an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Mr. Lebda is an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.

- The annual amount of purchases from the Company by the company where Mr. Strigl serves as an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Mr. Strigl serves as an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The annual amount of sales to the Company by the company where Dr. Tyson is a director and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial.
- The products and services the Company provided to a conference directed by Dr. Hawley and determined the amount of these services were less than $100,000 and, therefore, were immaterial.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS

The Board has determined that all members of its Audit Committee (Richard S. Braddock, William H. Hernandez, Debra L. Lee, Delano E. Lewis, William G. Parrett and Dennis F. Strigl) are independent and are financially literate as required by the NYSE, and that Richard S. Braddock, William H. Hernandez and William G. Parrett possess the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and have accounting or related financial management expertise, as required by the NYSE.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

In February 2007, our Board, based on the recommendation of the Corporate Responsibility and Governance Committee, adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at **www.kodak.com/go/governance**, our Governance Committee is to review the material facts of all interested transactions that require the Governance Committee's approval. The Governance Committee will approve or disapprove of the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party.

Under the policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, the Company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, a Section 16 Executive Officer, director or nominee for election as a director (even if they presently do not serve in that role), any greater than 5% beneficial owner of the Company's common stock or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Governance Committee has reviewed and pre-approved certain types of interested transactions described below. In addition, our Board has delegated to the chair of the Governance Committee the authority to pre-approve or ratify (as applicable) any interested transaction with a related party in which the aggregate amount involved is expected to be less than $500,000. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported in our proxy statement or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director of our Company and the related compensation would be reported in our proxy statement if the Section 16 Executive Officer was a "Named Executive Officer" and our Compensation Committee approved (or recommended that the Board approve) such compensation.
- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenues.

- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the charitable organization's total annual receipts.
- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.
- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Governance Committee reviewed one interested transaction with a related party occurring in 2007 that did not fall within any of the pre-approved interested transactions described above. In this case, the Committee ratified the transaction and determined that the related person did not have a material interest in the transaction. Therefore, there are no related party transactions that need to be disclosed in this Proxy Statement under the relevant SEC rules.

NOMINEES TO SERVE A ONE-YEAR TERM EXPIRING AT THE 2009 ANNUAL MEETING


RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*
Mr. Braddock, 66, is the Chairman & CEO of Fresh Direct. He was named CEO on March 4, 2008 and has been the Chairman since 2005. Mr. Braddock began his business career in 1965 spending a number of years in product management at General Foods. He joined Citicorp in 1973, was elected to the board of directors in 1985 and was elected president and chief operating officer of Citicorp and its principal subsidiary, Citibank, N.A. in January, 1990. Mr. Braddock resigned from Citicorp in November, 1992, and subsequently served as chief executive officer of Medco Containment Services, Inc. until its acquisition by Merck & Co., Inc., and then spent a year as a principal at Clayton, Dubilier & Rice, Inc. He served as Chairman (non-executive) of True North Communications Inc. from December, 1997 to January of 1999. He served as Chairman and CEO of priceline.com from August of 1998 to April 2004. Mr. Braddock served as Chairman of MidOcean Partners from April of 2003 until December 2007. He also has several private investments in which he is active in various ways. Mr. Braddock graduated from Dartmouth College with a degree in history, and received his MBA degree from the Harvard School of Business Administration.


TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*
Mr. Donahue, 59, is the retired Executive Chairman of Sprint Nextel Corporation, where he served since the merger of Sprint Corporation and Nextel Communications, Inc. on August 12, 2005. Prior to this, he was the President and CEO of Nextel Communications, Inc., positions he held since August 1999. He began his career with Nextel in February 1996 as President and COO. Mr. Donahue has served as Chairman of the Cellular Telecommunications and Internet Association, the industry's largest and most respected association. Before joining Nextel, he served as northeast regional president for AT&T Wireless Services Operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. He is a graduate of John Carroll University with a BA in English Literature. Mr. Donahue is a director of NVR, Inc. and Covidien.


MICHAEL J. HAWLEY

MICHAEL J. HAWLEY *Director since December 2004*
Dr. Hawley, 46, is the former Director of Special Projects at the Massachusetts Institute of Technology, a position he held from 2001 until August 2006. Prior to assuming these duties, Dr. Hawley served as the Alex W. Dreyfoos Assistant Professor of Media Technology at the MIT Media Lab. From 1986 to 1995, he held a number of positions at MIT, including Assistant Professor, Media Laboratory; Assistant Professor, EECS; and Research Assistant, Media Laboratory. Dr. Hawley is the founder of Friendly Planet, a non-profit organization working to provide better educational opportunities for children in developing regions of the world. He is also a co-founder of Things That Think, a ground-breaking research program that examines the way digital media infuses itself into everyday objects. Dr. Hawley graduated from Yale University with a BS degree in Computer Science and Music and holds a Ph.D. degree from MIT.


WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*
Mr. Hernandez, 59, is Senior Vice President, Finance, and CFO of PPG Industries, Inc. Prior to assuming his current duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and CFO, Borg- Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez received a BS degree from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Mr. Hernandez is a Certified Management Accountant.


DOUGLAS R. LEBDA

DOUGLAS R. LEBDA *Director since November 2007*

Mr. Lebda, 37, is President and Chief Operating Officer of IAC/InterActiveCorp and serves in the Office of the Chairman. Prior to assuming these duties in 2005, Mr. Lebda served as Chief Executive Officer of LendingTree, since September 1998. Prior to his tenure as Chief Executive Officer of LendingTree, Mr. Lebda served as Chairman of the Board and President of LendingTree from June 1996. Before founding LendingTree in June 1996, Mr. Lebda worked as an auditor and consultant for PriceWaterhouseCoopers. He received his BA in business administration from Bucknell University.


DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*

Ms. Lee, 53, is Chairman and CEO of BET Holdings, Inc. (BET), a media and entertainment company and a division of Viacom, Inc. She joined BET in 1986 as Vice President and General Counsel. In 1992, she was elected Executive Vice President of Legal Affairs and named publisher of BET's magazine division, in addition to serving as General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee holds a BA degree from Brown University and MA and JD degrees from Harvard University. Ms. Lee is a director of WGL Holdings, Inc., Marriott International, Inc. and Revlon, Inc.


DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*

Mr. Lewis, 69, is a Senior Fellow at New Mexico State University. Mr. Lewis is the former U.S. Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and CEO of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and CEO of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis received a BA from University of Kansas and a JD from Washburn School of Law. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.


WILLIAM G. PARRETT

WILLIAM G. PARRETT *Director since November 2007*

Mr. Parrett, 62, is a former Senior Partner of Deloitte & Touche USA LLP. From 2003 to May 2007, he served as the Chief Executive Officer of Deloitte Touche Tohmatsu (DDT). Prior to serving as Chief Executive Officer of DDT, he was Managing Partner of Deloitte & Touche USA since 1999. Mr. Parrett joined Deloitte upon graduation from New York's St. Francis College in 1967, and served in a series of roles of increasing responsibility. Mr. Parrett serves as a director of The Blackstone Group LP and chairman of its Audit Committee.


ANTONIO M. PEREZ

ANTONIO M. PEREZ *Director since October 2004*

Mr. Perez, 62, joined Kodak as President and Chief Operating Officer in April 2003, and was elected to the Company's Board in October 2004. In May 2005, he was elected Chief Executive Officer and on December 31, 2005, he became Chairman of the Company's Board. Mr. Perez joined Kodak after a twenty-five year career at Hewlett-Packard Company (HP), where he was a corporate Vice President and member of the company's Executive Council. From August 1998 to October 1999, Mr. Perez served as President of HP's Consumer Business, with responsibility for Digital Media Solutions and corporate marketing. Prior to that assignment, Mr. Perez served for five years as President and CEO of HP's Inkjet Imaging Business. In his career, Mr. Perez held a variety of positions in research and development, sales, manufacturing, marketing and management both in Europe and the United States. Just prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets. From June 2000 to December 2001, Mr. Perez was President and CEO of Gemplus International. He is a member of the Business Council as well as the Business Roundtable. He is a member of the International Consultative Conference on the Future Economic Development of Guangdong Province, China, an advisory body for the Governor of Guangdong, China. He is also a member of the Board of Trustees of the George Eastman House. A native of Spain, Mr. Perez studied electronic engineering, marketing and business in Spain and France. Mr. Perez is a member of the board of directors of Schering-Plough Corporation. Mr. Perez serves as Chair of the Diversity Best Practices CEO Diversity Initiative in 2008.



HECTOR DE J. RUIZ

HECTOR DE J. RUIZ *Director since January 2001*

Dr. Ruiz, 62, is Chairman and Chief Executive Officer of Advanced Micro Devices, Inc. (AMD). Dr. Ruiz joined AMD in January 2000 as President and Chief Operating Officer, and was named Chief Executive Officer in April 2002. He was appointed Chairman of the Board in April 2004. Previously, Dr. Ruiz served as President of Motorola's Semiconductor Products Sector. In his 22-year career with Motorola, Dr. Ruiz held a variety of executive positions in the United States and overseas. He also worked at Texas Instruments in the company's research laboratories and manufacturing operations. Born in Piedras Negras, Mexico, Dr. Ruiz earned a BA and an MA in Electrical Engineering from the University of Texas, Austin. He earned his doctorate in Electrical Engineering from Rice University in 1973. Dr. Ruiz is passionate about the role of technology in education and empowering the underprivileged. At the 2004 World Economic Forum in Davos, he announced AMD's 50x15 Initiative, a commitment to empower 50% of the world's population with basic internet access by the year 2015. Dr. Ruiz currently serves as Vice Chairman of the Semiconductor Industry Association (SIA), and serves on the Board of Trustees of Rice University.



DENNIS F. STRIGL

DENNIS F. STRIGL *Director since February 2008*

Mr. Strigl, 61, is President and Chief Operating Officer of Verizon Communications. Prior to this position, he was the President and Chief Executive Officer of Verizon Wireless since its formation in April 2000. Mr. Strigl served as President and Chief Executive Officer of Bell Atlantic Mobile since 1991, Group President and Chief Executive Officer of the Global Wireless Group of Bell Atlantic, Vice President of Operations and Chief Operating Office of Bell Atlantic New Jersey, Inc. and served on its board of directors. He began his career in 1968 with New York Telephone and held positions at AT&T and Wisconsin Telephone before becoming Vice President of American Bell Inc. He also served as President and Chief Executive Officer of Applied Data Research Inc. Mr. Strigl holds a degree in business administration from Canisius College and an MBA from Fairleigh Dickinson University. He serves on the boards of directors of Anadigics Inc. and PNC Financial Services Group.



LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*

Dr. Tyson, 60, has been a professor at the Walter A. Haas School of Business at the University of California, Berkeley, since January 2007. From January 2002 to December 2006, she was the Dean of London Business School. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held between July 1998 and December 2001. Previously, she was Professor and holder of the Class of 1939 Chair in Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. Dr. Tyson holds a BA degree from Smith College and a Ph.D. degree in Economics from MIT. Dr. Tyson is the author of numerous articles on economics, economic policy and international competition. She is a Director of Morgan Stanley and AT&T.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee (Richard S. Braddock, William H. Hernandez, Debra L. Lee, Delano E. Lewis, William G. Parrett and Dennis F. Strigl), the Corporate Responsibility and Governance Committee (Timothy M. Donahue, Michael J. Hawley, Douglas R. Lebda, Hector de J. Ruiz and Laura D'Andrea Tyson), the Executive Compensation and Development Committee (Richard S. Braddock, Michael J. Hawley, Douglas R. Lebda, Delano E. Lewis and William G. Parrett) and the Finance Committee (Timothy M. Donahue, William H. Hernandez, Debra L. Lee, Hector de J. Ruiz, Dennis F. Strigl and Laura D'Andrea Tyson) has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's corporate governance listing standards and, in the case of the Audit Committee, the rules of the SEC.

Audit Committee — 9 meetings in 2007

The Audit Committee assists the Board in overseeing: the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's (PricewaterhouseCoopers LLP) selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Audit Committee's functions is included in its charter, which is attached as Exhibit V and can be accessed at **www.kodak.com/go/governance.**

In the past year, the Audit Committee:

- Discussed the independence of PricewaterhouseCoopers LLP;
- Discussed the accounting principles used to prepare the Company's financial statements;
- Reviewed the Company's periodic financial statements and SEC filings;
- Oversaw the Company's compliance with requirements of the Sarbanes-Oxley Act and SEC rules;
- Retained PricewaterhouseCoopers LLP;
- Reviewed and approved the audit and non-audit budgets and activities of both PricewaterhouseCoopers LLP and the internal audit staff of the Company;
- Received and analyzed reports from the Company's independent accountants and internal audit staff;
- Received and analyzed reports from the Company's Chief Compliance Officer;
- Met separately and privately with PricewaterhouseCoopers LLP and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- Reviewed the progress of the Company's internal controls assessment;
- Conducted and reviewed the results of an Audit Committee evaluation;
- Reviewed the fees and activities of the Company's other significant accounting service providers;
- Reviewed the results of the PCAOB report on the 2006 limited inspection of PricewaterhouseCoopers LLP;
- Reviewed the results of the Company's employee affirmation and training process relating to the Company's Business Conduct Guide;
- Monitored the Company's legal and regulatory compliance, compliance with the Company's Business Conduct Guide and activity regarding the Company's Business Conduct Help Line;
- Received reports on the Company's enterprise risk management program, including the results of the Company's risk assessment and the activities of the corporate Risk Management Council; and
- Reviewed the Company's key accounting policies with the Controller and Assistant Controllers.

Corporate Responsibility and Governance Committee — 6 meetings in 2007

The Corporate Responsibility and Governance Committee assists the Board in: overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity. A detailed list of the Corporate Responsibility and Governance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance.**

In the past year, the Corporate Responsibility and Governance Committee:

- Recommended to the Board a 2007 Board business plan and monitored the Board's performance against this plan;
- Discussed best practices and evolving developments in the area of corporate governance;
- Continued its search for potential candidates to serve as members of the Board;
- Recommended to the Board a change to its mandatory retirement policy;
- Recommended to the Board the adoption of a policy for the majority voting of directors;
- Met with the Company's Chief Diversity Officer to review the Company's progress against the Diversity Advisory Panel's 2004 recommendations;
- Prepared and conducted an evaluation of the Corporate Responsibility and Governance Committee's own performance, discussed the results of the evaluation and prepared an action plan from these discussions to further enhance the Corporate Responsibility and Governance Committee's performance;
- Reviewed, and recommended changes to, the Board's Compensation Program;
- Reviewed the Company's Health, Safety and Environment strategies and management system;
- Reviewed and approved the Company's 2008 Charitable Contributions Budget;
- Monitored the Board's progress against its action plan from its 2006 evaluation; and
- Oversaw the Board's annual performance review.

The Corporate Responsibility and Governance Committee is also referred to as the "Governance Committee" in this Proxy Statement.

Executive Compensation and Development Committee — 8 meetings in 2007

The Executive Compensation and Development Committee assists the Board in: overseeing the Company's executive compensation strategy; overseeing the administration of its executive compensation and equity-based compensation plans; reviewing and approving the compensation of the Company's CEO; overseeing the compensation of the Company's Section 16 Executive Officers; reviewing the Company's succession plans for its CEO, President, if applicable, and other key positions; and overseeing the Company's activities in the areas of leadership and executive development. A detailed list of the Executive Compensation and Development Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance.**

In the past year, the Executive Compensation and Development Committee:

- Determined the compensation arrangements for the Chairman and CEO, Antonio M. Perez;
- Reviewed the executive compensation strategy, goals and principles;
- Reviewed the Company's global benefits strategy and the associated liabilities and cost control initiatives for U.S. benefits;
- Completed an evaluation of the Executive Compensation and Development Committee's own performance;
- Reviewed and approved the compensation recommendations for the Company's other Section 16 Executive Officers;
- Reviewed Tally Sheets setting forth all components of the CEO's and the Named Executive Officers' compensation; and
- Granted and certified awards under the Company's executive compensation plans.

The Executive Compensation and Development Committee is also referred to as the "Compensation Committee" in this Proxy Statement.

Finance Committee — 5 meetings in 2007

The Finance Committee assists the Board in overseeing the Company's: balance sheet and cash flow performance; financing plans; capital expenditures; acquisitions, joint ventures and divestitures; risk management programs; performance of sponsored pension plans; and tax policy. A detailed list of the Finance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance.**

In the past year, the Finance Committee:

- Reviewed the Company's capital structure and financing strategies, including dividend declaration, capital expenditures, debt repayment plan, share repurchase and hedging of foreign exchange and commodity price risks;
- Reviewed cash flow and balance sheet performance;
- Reviewed credit ratings and key financial ratios;
- Reviewed significant acquisitions and divestitures, including real estate sales and joint ventures;
- Reviewed pension plan investment performance;
- Reviewed the funding status and performance of the Company's defined benefit pension plans;
- Reviewed the Company's insurance risk management, crisis management and asset protection programs;
- Reviewed the Company's tax policy and strategies; and
- Modified its charter to more specifically delineate its oversight of proposed capital expenditures and transactions.

Executive Committee — No meeting in 2007

The Executive Committee is composed of the following directors: the Chairman of the Board, the Presiding Director and the Chairs of the other four committees. The Executive Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee did not meet in 2007. The Executive Committee's charter can be accessed at **www.kodak.com/go/governance.**

COMMITTEE MEMBERSHIP FROM JULY 2006 – FEBRUARY 26, 2008

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock		Member		Chair
Martha Layne Collins*			Member	Member
Timothy M. Donahue			Chair	Member
Michael J. Hawley		Member		Member
William H. Hernandez	Chair			
Durk I. Jager**	Member			
Douglas R. Lebda***		Member	Member	
Debra L. Lee	Member			
Delano E. Lewis	Member			
William G. Parrett***	Member			Member
Hector de J. Ruiz		Chair	Member	
Laura D'Andrea Tyson		Member	Member	
No. of 2007 Meetings	9	6	8	5

* Governor Collins retired from the Board on May 9, 2007.

** Mr. Jager chose not to stand for re-election at the 2007 annual meeting.

*** Mr. Lebda and Mr. Parrett joined the Board on November 14, 2007.

COMMITTEE MEMBERSHIP – BEGINNING FEBRUARY 26, 2008

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	Member		Chair	
Timothy M. Donahue		Member		Chair
Michael J. Hawley		Member	Member	
William H. Hernandez	Chair			Member
Douglas R. Lebda		Member	Member	
Debra L. Lee	Member			Member
Delano E. Lewis	Member		Member	
William G. Parrett	Member		Member	
Hector de J. Ruiz		Chair		Member
Dennis F. Strigl*	Member			Member
Laura D'Andrea Tyson		Member		Member

* Mr. Strigl joined the Board on February 21, 2008.

EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Compensation Committee is comprised of five members of the Board, all of whom are independent in accordance with the Board's Director Independence Standards, which standards reflect the NYSE's director independence standards. The Compensation Committee assists the Board in fulfilling its responsibilities in connection with the compensation of its executives and employees, including our Named Executive Officers. It performs this function by overseeing the Company's executive compensation strategy, overseeing the administration of its executive compensation and equity-based plans, assessing the effectiveness of the Company's executive compensation plans, reviewing and approving the compensation of the Company's CEO, and reviewing and approving the compensation of the Company's Named Executive Officers and other Section 16 Executive Officers. The entire Board reviews the Company's succession plans for its CEO and other key positions, and oversees the Company's activities in the areas of leadership and executive development. The Compensation Committee operates under a written charter adopted by the Board, which details the Compensation Committee's duties and responsibilities. A current copy of the Compensation Committee's charter can be accessed at **www.kodak.com/go/governance.**

The full Board sets the compensation of the Company's non-employee directors based on the recommendation of the Governance Committee.

The Compensation Committee has delegated limited authority to the Company's Chief Human Resources Officer to assist the Compensation Committee with administration of the Company's executive compensation and equity-based compensation plans. The Chief Human Resources Officer is authorized to amend any executive compensation or equity-based compensation plan in which our Named Executive Officers participate other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation. The Chief Human Resources Officer has also been delegated the authority to amend award agreements under any executive compensation and equity-based compensation plan other than to increase the benefits accruing to the participant and to determine the manner and timing of payments under the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP).

The Compensation Committee meets routinely throughout the year. It is the Compensation Committee's policy to make most compensation decisions in a two-step process to ensure sufficient deliberation. The Compensation Committee approves all compensation and awards under the Company's executive compensation plans for each of the Company's Named Executive Officers. The Compensation Committee also approves compensation levels for each component of total direct compensation following discussions and after review of analyses and recommendations received from its independent compensation consultant and management, as it deems appropriate. The CEO, Chief Human Resources Officer and Director of Global Compensation make recommendations regarding each compensation element for the Named Executive Officers other than the CEO. The Compensation Committee's independent compensation consultant and the Director of Global Compensation present analyses and recommendations regarding CEO compensation to the Compensation Committee in executive session.

With respect to the Company's performance-based plans, management, including the CEO, CFO, Chief Human Resources Officer and Director of Global Compensation, proposes performance goals. The CEO and Chief Human Resources Officer are involved in formulating recommendations to the Compensation Committee on award levels for each Named Executive Officer for the upcoming performance year, with the exception of award levels for the CEO. Management develops these performance targets considering the Company's strategic and operational imperatives for the year and its executive compensation strategy and goals. Generally, the performance targets and individual award targets for the Company's annual variable cash bonus plan are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year. The performance targets of the Company's long-term incentive plans for the new performance cycle are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year while annual stock option grants and allocations for the Leadership Stock Program for the next performance cycle are generally established in December of the prior year. Throughout the year, the Compensation Committee reviews projections for achievement of each plan's performance targets.

Role of Compensation Consultant

To assist the Compensation Committee in evaluating the Company's executive compensation plans, the Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc., to advise it directly. The Compensation Committee's independent compensation consultant attends Compensation Committee meetings on a regular basis and provides the Compensation Committee with market information and analysis with respect to establishing executive compensation practices that are in line with the Company's executive compensation strategy and goals. The independent compensation consultant is also asked to confirm that the Company's executive compensation goals continue to be aligned with best practices.

The Company's Chief Human Resources Officer and others directly involved with the Company's executive compensation programs routinely consult with and seek advice from the Compensation Committee's independent compensation consultant regarding the design, competitiveness, operation and administration of our executive compensation programs and practices that fall within the scope of the Compensation Committee charter. In 2007, neither the Compensation Committee nor the Company engaged other consultants or advisors to advise in determining the amount or form of executive compensation. The Compensation Committee's independent compensation consultant does not provide any services other than executive compensation consulting to Kodak.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2007: Martha Layne Collins, Timothy M. Donahue, Douglas R. Lebda, Hector de J. Ruiz and Laura D'Andrea Tyson. There were no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and directors.

GOVERNANCE PRACTICES

Described below are some of the significant governance practices that have been adopted by our Board.

Presiding Director

Our Board created the position of Presiding Director in February 2003. The Board has designated Richard S. Braddock its Presiding Director. The primary functions of the Presiding Director are to: 1) ensure that our Board operates independently of our management; 2) chair the meetings of the independent directors; 3) act as the principal liaison between the independent directors and the CEO; and 4) assist the Board in its understanding of the boundaries between Board and management responsibilities. A more detailed description of the Presiding Director's duties can be found at **www.kodak.com/go/governance**.

Meeting Attendance

Our Board has a "Director Attendance Policy." A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which can be accessed at **www.kodak.com/go/governance**. Under this policy, all of our directors are strongly encouraged to attend our annual meeting of shareholders.

In 2007, the Board held a total of nine meetings. Each incumbent director attended at least 75% of the meetings of the Board and committees of the Board on which the director served. Nine of our directors attended our 2007 annual meeting.

Executive Sessions

Executive sessions of our non-management directors are chaired by our Presiding Director.

If all of our non-management directors are not independent, the independent members of our Board will meet in executive session at least once a year. Our Presiding Director will chair these meetings.

In 2007, all of our non-management directors were independent. They met in executive session three times.

Board Declassification

In 2005, the Board submitted, for your approval, a management proposal that all Board members be elected annually. You approved this proposal by a substantial majority and, as a result, the Company amended its Restated Certificate of Incorporation to eliminate the classified system. As required by the proposal, this was done in stages. Beginning this year for the first time, all Board members will be elected to one-year terms. The Board believes a declassified board better ensures that the Company's corporate governance policies maximize accountability to you.

Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements

In 2006, the Board, based on the Governance Committee's recommendation, adopted a policy requiring the recoupment of bonuses paid to Named Executive Officers upon certain financial restatements. Under the policy, which is posted on our website at **www.kodak.com/go/governance**, the Company will require reimbursement of a certain portion of any bonus paid to a Named Executive Officer when:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual officer's annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board. Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group, or an individual director, including the Presiding Director, may send an e-mail to our Presiding Director at presiding-director@kodak.com or may send a letter to our Presiding Director at P.O. Box 92818, Rochester, NY 14650. Communications sent by e-mail will go simultaneously to Kodak's Presiding Director and Secretary. Our Secretary will review communications sent by mail and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications that are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Secretary will periodically provide the Board with a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director upon request. The Presiding Director will determine whether any communication sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Secretary.

Consideration of Director Candidates

The Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Governance Committee may do so by providing the following information, in writing, to the Governance Committee, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares of the Company owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Governance Committee. Please refer to the Company's website at **www.kodak.com/go/governance** for any changes to this process. The Governance Committee will consider candidates recommended by shareholders on the same basis as candidates identified through other means.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as Exhibit II to this Proxy Statement and can also be accessed at **www.kodak.com/go/governance**. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Governance Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Governance Committee seeks to create a diverse and inclusive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as Exhibit III to this Proxy Statement and can also be accessed at **www.kodak.com/go/governance**. The Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for director.

Board Business Plan

Our Board has a formal process for annually establishing and prioritizing its goals. The end product of this process is a "Board business plan." The Board believes that adopting such a plan annually enhances its ability to measure its performance, improves its focus on the Company's long-term strategic issues and ensures that its goals are linked to the Company's operational and strategic imperatives.

Under the process approved by the Board, each year the Governance Committee submits to the Board a proposed list of Board goals for the following year. At its first meeting of the year, the Board finalizes its goals for the year based on the Governance Committee's recommendations. Once the goals are established by the Board, the Governance Committee is responsible for tracking the Board's performance against its goals and routinely reporting these results to the Board. Performance against the goals is assessed as part of the Board's annual evaluation process.

Strategic Role of Board

The Board plays a key role in developing, reviewing and overseeing the Company's business strategy. Twice each year, the Board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the Company and its businesses. In addition, the Board throughout the year reviews the Company's strategic plan and receives briefings and reports on critical aspects of its implementation. These include business unit performance reviews, product category reviews and presentations regarding research and development initiatives and the Company's intellectual property portfolio.

DIRECTOR COMPENSATION

Introduction

Our directors are compensated through a combination of cash retainers and equity-based incentives. Consistent with the Board's Director Compensation Principles, a substantial portion of director compensation is linked to our stock performance. In addition, directors can elect to receive their entire Board remuneration in stock based compensation. Our directors are required to keep all of the shares, net of any shares used to pay the exercise price when exercising an option, they receive as compensation until they own shares equal in market value to at least five times their annual retainer that is paid in cash.

Kodak does not pay management directors for Board service in addition to their regular employee compensation.

Director Compensation Principles

The Board has adopted the following director compensation principles, which are aligned with the Company's executive compensation principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on some members' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of Kodak stock, and the mix of pay should allow flexibility and Board diversity.

- To the extent practicable, Kodak's Director Compensation Principles should parallel the principles of the Company's executive compensation program.

Review

The Governance Committee, which consists solely of independent directors, has the primary responsibility for reviewing and considering any changes to the Board's compensation program. The Board reviews the Governance Committee's recommendation and determines the amount of director compensation.

In 2007, the Governance Committee completed a review of the Board's compensation program. In connection with this review, the Governance Committee retained Peal Meyer & Partners, independent compensation consultant, to competitively assess our director compensation relative to market trends and comparable peer companies. The last time such a review was initiated by the Governance Committee was in 2003.

The Governance Committee commenced its review by examining the current trends in director pay as presented by its independent compensation consultant, including: the current board landscape, board pay levels, structure of board pay, director pay mix, board equity pay, director pay mix, committee service and compensation, and stock ownership guidelines.

With this background in mind, the Governance Committee's independent compensation consultant conducted a competitive review of director pay levels and practices at peer companies. This analysis compared Kodak's Board compensation to competitive market data from a peer group of 20 companies. This peer group is the same group of companies that the Company uses to benchmark its share usage and fair value transfer for executive compensation purposes. The companies within this peer group were selected by the Compensation Committee's independent compensation consultant with input from Pearl Meyer & Partners. A primary goal in compiling the peer group was to have it be reflective of the Company's transformation to a digital technology company. Annual revenues of the companies within the peer group ranged from $5 billion to $94 billion, with the median being approximately $11 billion. The peer group consisted of the following companies:

- Advanced Micro Devices
- Agilent Technologies
- Arrow Electronics
- Avaya
- Dover
- Flextronics International
- Hewlett-Packard
- Jabil Circuit
- Lexmark International
- Micron Technology
- Motorola
- NCR
- Sanmina-Sci
- Seagate Technology
- Solectron
- Sun Microsystems
- Texas Instruments
- Unisys
- Western Digital
- Xerox

Based on this peer group, the Governance Committee's independent compensation consultant completed its review and reported that the Company's director compensation had fallen below the median compensation of its peer group and certain compensation components were no longer consistent with market practices. A summary of the independent compensation consultant's finding appears below:

- Total director compensation (defined as compensation for board service, not including committee service) was near the bottom of the peer group.
- Committee compensation is at the peer group median with the exception of the Audit Committee Chair, which is below the median.
- Director pay mix in terms of cash vs. equity and board pay vs. committee pay was nearly identical to the peer group median.
- The Company provides director benefits and perquisites not offered by most of the peer group.
- The Company's director stock ownership guidelines are in-line with the peer group.

Based on these findings, and by using the Board's Director Compensation Principles as a guide, the Governance Committee's independent compensation consultant developed various proposals to address the deficiencies identified during its review. After reviewing and considering these proposals, the Governance Committee made the following recommendations regarding the Board's compensation program which were approved by the Board at its November 14, 2007 meeting:

- Set the annual cash Board retainer at $70,000. Previously, non-employee directors annually received $80,000 as a retainer, at least half of which had to be taken in stock or deferred into stock units.
- Denominate the equity board retainer in dollars. Increase the annual equity retainer to $70,000 of full value shares of restricted stock and $70,000 of stock options. Previously, non-employee directors annually received 1,500 restricted shares of the Company's stock and 1,500 stock options.
- Continue a one-year vesting schedule on both stock and stock options.

- Increase the Audit Chair retainer from $15,000 to $20,000 per year.
- Eliminate the following director benefits and perquisites: life insurance, travel/accident insurance and personal liability insurance.
- Maintain the chair retainer of the Committee Chairs at $10,000 per year, with the exception of the Audit chair.
- Maintain the Presiding Director's retainer at $100,000 per year.

The changes to the equity retainer became effective on December 11, 2007. The remaining changes became effective as of January 1, 2008.

As a result of these changes, the annual cash and equity components of the Company's director compensation program are now as follows:

	Cash		Equity		
	Board Retainer (1)	Chair/Presiding Director Retainer (2)	Restricted Stock (3)	Stock Options (4)	Total
Director	$70,000	—	$70,000	$70,000	$210,000
Presiding Director	70,000	$100,000	70,000	70,000	310,000
Audit Committee Chair	70,000	20,000	70,000	70,000	230,000
Compensation Committee Chair	70,000	10,000	70,000	70,000	220,000
Finance Committee Chair	70,000	10,000	70,000	70,000	220,000
Governance Committee Chair	70,000	10,000	70,000	70,000	220,000

(1) Directors can elect to have their cash Board retainer paid in stock or deferred into the Directors Deferred Compensation Plan.

(2) The Committee Chairs and the Presiding Director may elect to have their retainers paid in stock or deferred into the Directors Deferred Compensation Plan.

(3) The restricted shares vest on the first anniversary of the date of grant. Directors who stop serving on the Board prior to vesting, forfeit their restricted shares, unless their cessation of service is due to retirement, approved reason or death, in which case the restrictions on the shares lapse on the date of the director's cessation of service. Directors may elect to defer their restricted shares into the Directors Deferred Compensation Plan.

(4) The exercise price of the options is the mean between the high and low price of our common stock on the date of grant. The options become exercisable on the first anniversary of the date of grant and expire seven years after grant. Directors who stop serving on the Board prior to vesting forfeit their unvested options, unless their cessation of service is due to retirement, approved reason or death. In the case of retirement and cessation for approved reason, the options continue to vest per their terms and remain exercisable for the remainder of the option's full term. In the case of death, the options fully vest upon death and remain exercisable by the directors' estate for the remainder of the option's full term.

Director Share Ownership Requirements

A director is not permitted to exercise any stock options or sell any restricted shares granted to him or her by the Company unless and until the director owns shares of stock in the Company (either outright or through phantom stock units in the Directors Deferred Compensation Plan) that have a value equal to at least five times the then maximum amount of the annual retainer, which may be taken in cash by the director (currently, this amount is $350,000).

DIRECTOR COMPENSATION TABLE

In 2007, we provided the following compensation to our directors who are not employees:

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Richard S. Braddock	$190,000	$39,624	$25,876	$ 0	$ 3,025	$258,525
Martha Layne Collins*	40,000	37,131	7,358	0	21,418	105,907
Timothy M. Donahue	90,000	39,624	25,876	0	2,070	157,570
Michael J. Hawley	80,000	39,624	25,876	0	1,945	147,445
William H. Hernandez	95,000	39,624	25,876	0	1,945	162,445
Durk I. Jager**	40,000	37,131	7,358	0	1,272	85,761
Douglas R. Lebda***	20,000	2,493	18,519	0	838	41,850
Debra L. Lee	80,000	39,624	25,876	0	2,316	147,816
Delano E. Lewis	80,000	39,624	25,876	0	2,143	147,643
William G. Parrett***	20,000	2,493	18,519	0	838	41,850
Hector de J. Ruiz	90,000	39,624	25,876	0	1,945	157,445
Laura D'Andrea Tyson	80,000	39,624	25,876	9,506	1,945	156,951

* Governor Collins retired from the Board on May 9, 2007.

** Mr. Jager chose not to stand for re-election at the 2007 annual meeting.

*** Mr. Lebda and Mr. Parrett joined the Board on November 14, 2007.

(1) This column reports the director, chair and presiding director retainers earned in 2007. The following table reports the amount of the retainer that was deferred by a director into his or her deferred stock account under the Directors Deferred Compensation Plan and the amount of phantom stock units that were credited to the director as a result of that deferral.

Name	Deferred Amount	Phantom Stock Units
Martha Layne Collins	$20,000	768.05
Michael J. Hawley	20,000	740.40
William H. Hernandez	47,500	1,758.46
Debra L. Lee	40,000	1,480.81
Delano E. Lewis	40,000	1,480.81

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock awards granted in 2007, as well as prior fiscal years, in accordance with Statement No. 123R, "Share-Based Payment" (SFAS 123R).

The following table reports the outstanding stock awards held by each of the non-employee directors at the end of fiscal year 2007.

Aggregate Stock Awards Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	2,570	4,500
Martha Layne Collins	0	4,500
Timothy M. Donahue	2,570	4,500
Michael J. Hawley	2,570	4,500
William H. Hernandez	2,570	4,500
Durk I. Jager	0	3,000
Douglas R. Lebda	2,570	0
Debra L. Lee	2,570	4,500
Delano E. Lewis	2,570	4,500
William G. Parrett	2,570	0
Hector de J. Ruiz	2,570	4,500
Laura D'Andrea Tyson	2,570	4,500

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted in 2007 as well as in prior years, in accordance with SFAS 123R. The assumption used to compute the value of the stock options granted on December 12, 2006 and December 11, 2007 were:

Grant Date	Risk-Free Interest Rate (%)	Expected Option Life (Years)	Expected Volatility (%)	Expected Dividend Yield (%)
December 12, 2006	4.5	3	29.0	2.0
December 11, 2007	3.6	7	35.2	1.9

The following table reports the outstanding option awards held by each of the non-employee directors at the end of fiscal year 2007.

Aggregate Stock Options Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	9,620	14,500
Martha Layne Collins	0	14,500
Timothy M. Donahue	9,620	12,500
Michael J. Hawley	9,620	4,500
William H. Hernandez	9,620	6,500
Durk I. Jager	0	11,500
Douglas R. Lebda	9,620	0
Debra L. Lee	9,620	14,500
Delano E. Lewis	9,620	12,500
William G. Parrett	9,620	0
Hector de J. Ruiz	9,620	12,500
Laura D'Andrea Tyson	9,620	14,500

(4) The amount for L. D. Tyson represents the above-market interest earned by Dr. Tyson on her contributions to the Directors Deferred Compensation Plan.

(5) The amounts in this column include perquisites and other benefits provided to directors. The total incremental cost of all perquisites or other benefits paid to our directors must be disclosed, unless the aggregate value of this compensation is less than $10,000. In 2007, all of our directors, except M. L. Collins, received perquisites and other benefits that fell below this disclosure threshold.

Name	Travel Accident Insurance	Life Insurance	Directors' Charitable Award	Personal Umbrella Liability Insurance	Miscellaneous (a)	Total
Richard S. Braddock	$234	$914	$ 0	$597	$1,280	$ 3,025
Martha Layne Collins	94	648	19,879	597	200	21,418
Timothy M. Donahue	234	914	0	597	325	2,070
Michael J. Hawley	234	914	0	597	200	1,945
William H. Hernandez	234	914	0	597	200	1,945
Durk I. Jager	94	381	0	597	200	1,272
Douglas R. Lebda	0	0	0	0	838	838
Debra L. Lee	234	914	0	597	571	2,316
Delano E. Lewis	234	914	0	597	398	2,143
William G. Parrett	0	0	0	0	838	838
Hector de J. Ruiz	234	914	0	597	200	1,945
Laura D'Andrea Tyson	234	914	0	597	200	1,945

(a) For R. S. Braddock, the amount is for Company products and service. For M. L. Collins, the amount is for Company products. For T. M. Donahue, the amount is for transportation, incidental expenses and Company products. For M. J. Hawley, the amount is for Company products. For W. H. Hernandez, the amount is for Company products. For D. I. Jager, the amount is for Company products. For D. R. Lebda, the amount is for Company products. For D. L. Lee, the amount is for transportation and Company products and services. For D. E. Lewis, the amount is for transportation, incidental expenses and Company products. For W. G. Parrett, the amount is for Company products. For H. de J. Ruiz, the amount is for Company products. For L. D. Tyson, the amount is for Company products.

Deferred Compensation

Non-employee directors may defer some or their entire Board retainer, chair retainer, presiding director retainer and restricted stock award into the Directors Deferred Compensation Plan. The plan has two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. The value of the Kodak phantom stock account reflects changes in the market price of the common stock and dividends paid. Five directors deferred compensation in 2007. In the event of a change-in-control, the amounts in the phantom accounts will generally be paid in a single cash payment. The plan's benefits are neither funded nor secured.

Life Insurance

The Company provided $100,000 of group term life insurance to each non-employee director. This decreased to $50,000 at retirement or age 65, whichever occurs later. Effective as of January 1, 2008, this benefit has been terminated for all current non-employee directors.

Personal Umbrella Liability Insurance

The Company provided $5,000,000 of personal umbrella liability insurance to each non-employee director. This coverage terminated on December 31st of the year in which the director terminates service on the Company's Board. Effective as of January 1, 2008, this benefit has been terminated.

Travel Accident Insurance

The Company provided each non-employee director with $200,000 of accidental death and $100,000 of dismemberment insurance while traveling to, or attending, Board or Committee meetings. Effective as of January 1, 2008, this benefit has been terminated.

Other Benefits

The Company reimburses the directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings and other Company-sponsored events, and provides Company transportation to the directors (including use of Company aircraft) to attend such meetings and events. From time to time, we also invite our directors' spouses, significant others and other family members to accompany them to these meetings and events, and we reimburse travel and incidental expenses related to their attendance, in order to encourage attendance and to foster social interaction among directors. To encourage our directors to experience and familiarize themselves with our products and services, we occasionally provide them samples of the Company's products and services.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to a total of $1,000,000 following a director's death, to be shared by a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock is the only current director who continues to participate in the program.

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S COMMON STOCK

As of February 14, 2008, based on Schedule 13G/A filings, the Company was aware of the following beneficial owners of more than 5% of its common stock:

Shareholder's Name and Address	Number of Common Shares Beneficially Owned	Percentage of Company's Common Shares Beneficially Owned
Legg Mason Capital Management, Inc. LMM LLC 100 Light St. Baltimore, MD 21202	58,247,299 (1)	20.23%
Brandes Investment Partners, L.P. 11988 El Camino Real Suite 500 San Diego, CA 92130	29,984,145 (2)	10.41%
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906	25,230,445 (3)	8.80%
FMR LLC 82 Devonshire St. Boston, MA 02109	25,228,183	8.76%
Private Capital Management, L.P. 8889 Pelican Bay Blvd. – Suite 500 Naples, FL 34108	22,631,389	7.90%

(1) As set forth in Amendment No. 4 of Shareholder's Schedule 13G/A, as of December 31, 2007, filed on February 14, 2008, the following entities were listed as having shared voting and dispositive power with respect to all shares as follows:

Name	Number of Shares with Shared Voting and Dispositive Power	Percent of Class Represented
Legg Mason Capital Management, Inc.	52,247,299*	18.14%
LMM LLC	6,000,000	2.08%

* Includes 20,924,700 shares, representing 7.27% of total shares outstanding, owned by Legg Mason Value Trust, Inc., a Legg Mason Capital Management managed fund.

(2) As set forth in Amendment No. 4 of Shareholder's Schedule 13G/A, as of December 31, 2007, filed on February 14, 2008, the 29,984,145 shares are also deemed to be beneficially owned by the following as control persons of the investment advisor: Brandes Investment Partners, L.P.; Brandes Investment Partners, Inc.; Brandes Worldwide Holdings, L.P.; Charles H. Brandes; Glenn R. Carlson; and Jeffrey A. Busby.

(3) Includes 24,424,649 shares, representing 8.5% of outstanding shares, owned by Templeton Global Advisors Limited.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND SECTION 16 EXECUTIVE OFFICERS

Directors, Nominees and Section 16 Executive Officers	Number of Common Shares Beneficially Owned on March 3, 2008	Percentage of Company's Common Shares Beneficially Owned
Richard S. Braddock	79,265 (a) (b)	0.0248
Martha Layne Collins	19,200 (a) (b)	0.0060
Timothy M. Donahue	25,296 (a) (b)	0.0079
Philip J. Faraci	141,024 (b)	0.0442
Michael J. Hawley	11,682 (a) (b)	0.0037
Mary Jane Hellyar	179,395 (b)	0.0562
William H. Hernandez	10,570 (a) (b)	0.0033
Durk I. Jager	11,500 (b)	0.0036
James T. Langley	125,272 (b)	0.0392
Douglas R. Lebda	2,973 (a)	0.0009
Debra L. Lee	24,253 (a) (b)	0.0076
Delano E. Lewis	16,770 (a) (b)	0.0053
William G. Parrett	3,973	0.0012
Antonio M. Perez	1,220,628 (b) (c)	0.3823
Hector de J. Ruiz	39,763 (b)	0.0125
Frank S. Sklarsky	83,330 (b)	0.0261
Dennis F. Strigl	— (d)	0.0000
Laura D'Andrea Tyson	22,039 (a) (b)	0.0069
All Directors, Nominees and Section 16 Executive Officers as a Group (22), including the above	2,386,096 (b) (e)	0.7474%

The above table reports beneficial ownership of the Company's common stock in accordance with the applicable SEC rules. All Company securities over which the directors, nominees and Section 16 Executive Officers directly or indirectly have, or share voting or investment power, are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

(a) The amounts listed for each non-employee director do not include stock units representing fees that non-employee directors have elected to defer under the Directors Deferred Compensation Plan. The combined number of stock units subject to deferred share awards, and in stock unit accounts of non-employee directors as of March 3, 2008 were as follows: Mr. Braddock: 6,796 shares; Gov. Collins: 20,172 shares; Mr. Donahue: 7,276 shares; Dr. Hawley: 4,640 shares; Mr. Hernandez: 12,868 shares; Mr. Lebda: 1,618 shares; Ms. Lee: 9,280 shares; Mr. Lewis: 9,145 shares; and Dr. Tyson: 11,438 shares. Stock units under the Directors Deferred Compensation Plan do not carry voting rights and are not transferable. Stock units are distributed in cash following a director's departure.

(b) The chart below includes the number of shares which may be acquired by exercise of stock options:

Name	Options
Richard S. Braddock	14,500
Martha Layne Collins	14,500
Timothy M. Donahue	12,500
Philip J. Faraci	124,647
Michael J. Hawley	4,500
Mary Jane Hellyar	141,888
William H. Hernandez	6,500
Durk I. Jager	11,500
James T. Langley	105,331
Douglas R. Lebda	—
Debra L. Lee	14,500
Delano E. Lewis	12,500
William G. Parrett	—
Antonio M. Perez	1,036,435
Hector de J. Ruiz	12,500
Frank S. Sklarsky	33,330
Dennis F. Strigl	—
Laura D'Andrea Tyson	14,500
All Directors, Nominees and Section 16 Executive Officers	1,888,210

(c) Mr. Perez has 64,995 stock units that he elected to defer under the 2000 Long-Term Omnibus Plan which are not included in this table. These units do not carry voting rights and may not be redeemed as shares of common stock within 60 days of Mr. Perez's departure from the Company.

(d) Mr. Strigl acquired 100 shares of the Company's common stock on March 18, 2008, which was after the applicable date for this table.

(e) Each individual Section 16 Executive Officer and director listed beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, these Section 16 Executive Officers and directors owned 0.769% of the outstanding shares of the Company's common stock.

Share Ownership Program

In order to closely align the interests of our executives with those of our shareholders, the Company strongly encourages executives to acquire a significant ownership stake in Company stock. Effective February 26, 2008, our share ownership program was revised to require our Section 16 Executive Officers to retain 100% of shares attributable to stock option exercises or the vesting or earn-out of full value shares (such as restricted shares or Leadership Stock) until they attain specified ownership levels, which are expressed below as a multiple of base salary. Also, stock acquired upon stock option exercise, restricted stock, restricted stock units, any shares held in the executive's account under Kodak's Employee Stock Ownership Plan or Savings & Investment Plan and any "phantom stock" selected by an executive as an investment option in the EDCP count toward meeting the executive's share ownership requirement. The Compensation Committee monitors each executive's status regarding achievement of the applicable minimum ownership requirement throughout the year utilizing a fixed stock price of $25.66 per share that was established at the commencement of the program. As of January 31, 2008, Mr. Perez and Mr. Sklarsky had met their share ownership targets. Ms. Hellyar met her share ownership target on March 27, 2008 after receiving a portion of her 2007 Executive Compensation for Excellence and Leadership Plan award in shares of common stock.

Effective February 26, 2008, our Named Executive Officers have the following share ownership requirements:

Named Executive Officer	Salary Multiple	Retention Ratio
Mr. Perez	5X	100%
Mr. Faraci	4X	100%
Mr. Sklarsky Ms. Hellyar	3X	100%
Mr. Langley	2X	100%

Committee Reports

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board is composed solely of independent directors and operates under a written charter adopted by the Board, most recently amended on February 17, 2004. A copy of the Audit Committee's charter is attached as Exhibit V to this Proxy Statement and can be found on our website at **www.kodak.com/go/governance**.

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm (independent accountants), PricewaterhouseCoopers LLP (PwC), is responsible for performing an independent audit of the consolidated financial statements and of its internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report of the results. As outlined in its charter, the Audit Committee is responsible for overseeing these processes.

During 2007, the Audit Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants.

The Audit Committee met and discussed with the Corporate Controller and Assistant Controllers the Company's significant accounting matters, key fluctuations in the Company's financial statements and the quality of the Company's earning reports.

The Audit Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as adopted by the PCAOB in Rule 3200T. The independent accountants provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussion With Audit Committees," as adopted by the PCAOB in Rule 3600T. The Audit Committee discussed with the independent accountants their independence.

The Audit Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Audit Committee met with the internal auditors and independent accountants, with and without management present. The internal auditors and independent accountants discussed with or provided to the Audit Committee the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and the quality of the Company's financial reporting.

With reliance on these reviews, discussions and reports, the Audit Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, and the Board accepted the Audit Committee's recommendations. The following fees were paid to PwC for services rendered in 2007 and 2006:

(in millions)	2007	2006
Audit Fees	$14.4	$17.2
Audit-Related Fees	3.2	4.4
Tax Fees	2.1	2.2
All Other Fees	0	0
Total	19.7	23.8

The Audit Fees related primarily to the annual audit of the Company's consolidated financial statements (including Section 404 internal control assessment under the Sarbanes-Oxley Act of 2002) included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Quarterly Reports on Forms 10-Q, statutory audits of certain of the Company's subsidiaries, and services relating to filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Audit-Related Fees for 2006 and 2007 are related primarily to separate financial statement audits for the Company's Health Group Segment.

Tax Fees in 2007 consisted of $1.9 million for tax compliance services and $.2 million for tax planning and advice. Tax Fees in 2006 consisted of $1.9 million for tax compliance services and $.3 million for tax planning and advice.

The Audit Committee appointed PwC as the Company's independent accountants. In addition, the Audit Committee approved the scope of non-audit services anticipated to be performed by PwC in 2007 and the estimated budget for those services. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit IV.

William H. Hernandez, Chair
Debra L. Lee
Delano E. Lewis
William G. Parrett

REPORT OF THE CORPORATE RESPONSIBILITY AND GOVERNANCE COMMITTEE

Introduction

The Company has long practiced and led in developing and implementing good corporate governance. The Corporate Responsibility and Governance Committee of the Board is primarily responsible for overseeing the Company's governance practices, with the intent of seeking to maintain "best practices" in the area of corporate governance.

The Governance Committee continually considers ways to improve the Company's corporate governance practices. In this regard, the Governance Committee periodically reviews the Board's governance policies and procedures to ensure that they are aligned with best practices, the Board's corporate governance documents and applicable statutory and regulatory requirements.

This report, an annual voluntary governance practice that the Governance Committee began in 2003, highlights the Governance Committee's corporate governance activities during 2007.

Governance Committee Composition

The Governance Committee is composed of five directors, each of whom meets the definition of independence set forth in the NYSE's corporate governance listing standards. During 2007, the Governance Committee met six times and routinely reported its activities to the full Board. The Governance Committee acts pursuant to a written charter, which can be accessed electronically in the "Corporate Governance" section at **www.kodak.com/go/governance.**

Governance Committee Responsibilities

The primary role of the Governance Committee is to: assess the independence of Board members; lead the annual evaluation of the Board and its committees; identify and assess candidates for Board membership; oversee the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity; and generally oversee the Company's corporate governance structure. The Governance Committee monitors emerging issues and practices in the area of corporate governance and pursues those initiatives that it believes will enhance the Company's governance practices and policies. In addition, the Governance Committee is responsible for, among other things: 1) administering the Board's Director Selection Process; 2) developing the Board's Director Qualification Standards; 3) implementing the Board's director orientation and education programs; 4) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; and 5) recommending to the Board the compensation for directors. A complete description of the Governance Committee's responsibilities can be found in its charter.

2007 Governance Initiatives

Described below are some of the significant governance actions that the Governance Committee undertook in 2007.

Director Search

This past year, the Governance Committee spent much of its time considering, interviewing and recruiting candidates to fill the Board's vacancies. To assist in this process, the Governance Committee engaged two external executive search firms who helped in identifying and evaluating qualified independent candidates who met the Board's target candidate profiles and fit the Board's Director Qualification Standards.

Based on the Governance Committee's recommendations, the Board elected two new members to the Board in 2007, Douglas R. Lebda and William G. Parrett, and one new member in February of 2008, Dennis F. Strigl. All three new members were first suggested to the Governance Committee as candidates by the Governance Committee's external executive search firms. In accordance with the Board's Director Selection Process, the Committee oversaw the process of electing each of these candidates to the Board. All three directors are independent non-employee directors and standing for election at the Annual Meeting. A copy of the Board's Director Selection Process and Director Qualification Standards can be found in the "Corporate Governance" section of **www.kodak.com/go/governance.**

Director Compensation

In early 2007, the Governance Committee began a review of the Board's Director Compensation Program. The last time such a review was initiated by the Governance Committee was in late 2003. To assist in this effort, the Governance Committee retained Pearl Meyer & Partners to competitively assess the Board's director compensation relative to market trends and comparable peer companies. The process used by the Governance Committee to conduct this review, the comparable peer group used to complete the competitive review, the independent compensation consultant's findings, the Governance Committee's recommendations, and the revisions approved by the Board to the Director Compensation Program are described on pages 23-25 of this Proxy Statement.

Board Mandatory Retirement Age

The Governance Committee continually seeks ways to improve the Board's effectiveness. Last year, based on the Governance Committee's recommendation, the Board revised its mandatory retirement age. After reviewing the advantages and disadvantages of a mandatory retirement policy, the prevalence of such a policy at large publicly held companies, the practices at peer companies and current trends, the Governance Committee recommended that the Board's mandatory retirement age be increased from age 70 to 72. The Governance Committee also recommended that a waiver provision be implemented as part of the policy allowing the Board, upon recommendation of the Governance Committee, to annually waive the age 72 limit in unusual cases up to a maximum of age 75. The Board approved these changes as recommended by the Governance Committee.

Composition of Board Committees

The Governance Committee undertook a review of the composition of the Board's committees in late 2007. The last time such a review was conducted by the Governance Committee was in April 2006. The Board's Governance Guidelines establish the general rule that committee memberships and committee chairs should be rotated every three years. Other considerations the Governance Committee took into account in its review included: 1) leveraging the Board's knowledge by placing each director on the committees where he or she can best add value; 2) being respective of each director's own outside time commitments; and 3) where possible, providing for continuity on each committee. As part of its recommendation to the Board, the Governance Committee proposed to eliminate the requirement that an Audit Committee member may not serve on another Board committee. The Governance Committee noted that the Audit Committee's workload is now more regularly balanced than it was in 2005 when the requirement was first adopted. Upon conclusion of its review, the Governance Committee recommended a new committee realignment to the Board which was approved at the Board's December 2007 meeting and implemented at its February 2008 meeting. The table on page 20 of this Proxy Statement describes the present composition of the Board's committees resulting from this realignment.

Other Key Actions in 2007

Some of the other key actions taken by the Governance Committee last year are described below.

Director Independence

The Governance Committee assessed each non-management director's independence based upon the Board's Director Independence Standards and those of the NYSE, and made recommendations to the full Board regarding each non-management director's independence.

Board Business Plan

Based on the Governance Committee's assistance, the Board last year continued its practice of establishing an annual Board business plan. The business plan is the end product of a formal process developed by the Governance Committee to annually establish and prioritize the Board's goals. A more detailed description of this process appears on page 23 of this Proxy Statement. The Governance Committee tracked the Board's performance against its business plan and provided periodic reports to the Board on its progress.

Governance Committee Evaluation

The Governance Committee prepared and conducted an annual self-evaluation, discussed the results of this evaluation and developed an action plan from these discussions to further enhance the Governance Committee's performance.

Diversity Advisory Panel's Recommendations

The Governance Committee met with the Company's Chief Diversity Officer to assess the Company's progress with regard to the recommendations of the Diversity Advisory Panel, a seven-member, blue-ribbon panel launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak.

Board Action Plan

The Governance Committee monitored the Board's performance against the action plan arising from the Board's 2006 annual evaluation and provided periodic reports to the Board concerning its progress against the action plan.

Hector de J. Ruiz, Chair
Timothy M. Donahue
Michael J. Hawley
Douglas R. Lebda
Laura D'Andrea Tyson

REPORT OF THE EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the SEC rules with the Company's management.

Based on such review and discussions, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Timothy M. Donahue, Chair
Douglas R. Lebda
Hector De J. Ruiz
Laura D'Andrea Tyson

■ Compensation Discussion and Analysis

SUMMARY/INTRODUCTION

The Executive Compensation and Development Committee, which we refer to in this discussion as the Committee, has oversight responsibility for the Company's executive compensation strategy. The Committee approves our compensation objectives, philosophy and forms of compensation for all executives, including our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and the two other executive officers who had the highest "total compensation" for 2007, as shown in the Summary Compensation Table on page 51 of this Proxy Statement. These five executives are collectively referred to in this Proxy Statement as our Named Executive Officers.

This Compensation Discussion and Analysis discusses and analyzes our executive compensation strategy and compensation of our Named Executive Officers as shown in the executive compensation tables beginning on page 51 of this Proxy Statement. The overall design and operation of our executive compensation program did not significantly change from 2006.

During 2007, our executive compensation strategy was focused on:

- Providing compensation for each Named Executive Officer that is competitive relative to the marketplace for executives with comparable levels of responsibility;
- Continuing our multi-year strategy of de-emphasizing cash compensation and increasing the proportion of total direct compensation delivered through performance-based equity awards;
- Designing our variable short-term and long-term incentive plans to achieve key financial and strategic objectives related to the last phase of our transformation from a traditional film company to a digital technology company; and
- Providing realized compensation tied to changes in shareholder value over the long-term, thus aligning the economic interests of Named Executive Officers with that of our shareholders.

The Committee implemented this strategy primarily through the creation of performance goals and associated awards for our Named Executive Officers that were aligned to our strategic and operational imperatives. The majority of our Named Executive Officers' total direct compensation is delivered through performance-based variable programs, which are intended to enable executives to earn significant rewards for achieving key operational and financial metrics that drive long-term shareholder value.

COMPENSATION PHILOSOPHY AND PROGRAM

Our overall philosophy is to provide an executive compensation package that attracts, retains and motivates world-class executive talent critical to the success of the Company's short-term and long-term business goals. Our executive compensation program consists of the following material elements: base salary, annual variable pay and long-term variable equity incentives, retirement benefits and perquisites. Our Named Executive Officers are also eligible to participate in broad-based welfare benefit plans and programs that are generally available to our employees.

Our Committee annually reviews the Company's executive compensation strategy and programs. In the course of the Committee's review in 2007, the Committee sought the advice and input of its independent compensation consultant, as well as Company management. For additional information regarding the role of the Committee's independent compensation consultants and management, see page 21 of this Proxy Statement.

DETERMINING EXECUTIVE TOTAL DIRECT COMPENSATION

The Committee oversees the Company's executive compensation strategy and reviews and approves the compensation of our Named Executive Officers. In the first quarter of each year, the Committee establishes base salaries and target award opportunities under our annual variable pay plan, the Executive Compensation for Excellence and Leadership Plan (EXCEL), for our Named Executive Officers. During the first quarter the Committee also makes grants of performance-based equity awards earned under the Company's Leadership Stock program and establishes the performance targets for the new performance cycles under both EXCEL and Leadership Stock. In the fourth quarter of each year, the Committee establishes the aggregate target economic value to be delivered to each Named Executive Officer in the form of long-term variable equity incentive awards, which include stock options and Leadership Stock, the performance cycle of which will start on January 1 of each year.

When determining base salary, annual variable pay target opportunities and long-term variable equity incentive awards, the Committee seeks to provide an appropriate mix of compensation that is performance-based to drive company performance and properly align our executives' interests with the long-term interests of our shareholders. The Committee is guided by the principle that a significant amount of total direct compensation for our Named Executive Officers should be "at risk," with a positive correlation between the degree of risk and the level of the executive's responsibility. In other words, the senior-most executives have the greatest amount of compensation at risk, which ensures that executives most responsible to shareholders are held most accountable to changes in shareholder value and achievement of critical performance goals.

Over the last several years, the Committee has implemented a policy to place greater emphasis on the long-term variable equity incentive component of total direct compensation. The portion of target total direct compensation awarded to our Section 16 Executive Officers in the form of long-term variable equity incentive compensation has increased in the aggregate from 39% in 2004 to 57% in 2007. This is supportive of our principle to align the interests of executives with the interest of the Company's shareholders and results in a total compensation package that is better aligned with the technology-based companies we compete with for executive talent.

Factors Considered by the Committee to Determine Levels of Total Direct Compensation

The Committee considers a broad range of facts and circumstances when determining levels of executive compensation. Among the factors that the Committee considers are: 1) market competitiveness; 2) experience relative to typical market peers; 3) the importance of the position to the Company relative to other senior management positions; 4) sustained individual performance; 5) readiness for promotion to a higher level and/or role in the Company's senior management succession plans; and 6) retention of critical talent. The significance of any individual factor will vary from year to year and may vary among Named Executive Officers.

In general, the Committee does not consider awards granted or earned under plans in past or current years or the effect of changes in the Company's stock price when setting annual target total direct compensation levels of our Named Executive Officers, except to the extent that such information is relevant to determining whether retention risk is high. Each Named Executive Officer's level of annual target total direct compensation is established by the Committee after reviewing market data and factors listed in the prior paragraph.

Competitive Compensation Analysis

The Committee generally targets total direct compensation for each Named Executive Officer at approximately the median of total direct compensation paid to executives in similar positions with similar responsibilities in companies with similar revenues as Kodak as identified by market data derived from national surveys. The Committee does not have a pre-defined target for each element of total direct compensation, but rather reviews the market data as a reference to assess how each component compares to market practices and to confirm that the overall compensation mix is reasonably aligned with market practices.

To assist the Committee in its annual market review, the Committee's independent compensation consultant prepares an analysis of the market competitiveness of the aggregate value of total direct compensation as well as the market competitiveness of each element of total direct compensation (base salary, total target cash and total long-term incentive) for each Named Executive Officer. The market data prepared by the Committee's independent compensation consultant is derived from the average of data from national surveys in which the Company participates.

In 2007, market data was compiled from the Towers Perrin Executive Compensation Survey, the Hewitt Executive Compensation Survey and the Radford Survey. All three surveys are national non-industry specific compensation surveys. The Radford Survey, which was first added in 2007, has a higher concentration of participants in the technology industry. The Committee felt it was appropriate to include the Radford Survey as a survey source in 2007 due to the Company's multi-year restructuring activities and transformation to a digital technology company. The use of the Radford Survey data, on average, had little impact on the competitive data.

The Committee does not review the individual companies who participate in these surveys. The Committee believes based on the recommendation of its independent compensation consultant that the surveys represent the market from which the Company competes for executive talent. In recent years, the Committee has used the national survey data in lieu of a smaller group of specific companies to benchmark total direct compensation because there were few companies with a similar product portfolio during the Company's digital transformation. As the Company continues its migration to a digital technology company, the Committee intends to periodically review the process of using survey versus specific peer frame data and may, if and when appropriate, adopt a specific peer frame for benchmarking purposes.

Actual realized compensation of our Named Executive Officers may be more or less than the aggregate target opportunity provided to them depending upon Company, unit and individual performance under the EXCEL plan and our long-term variable equity incentive plans. The most current market data provided by the Committee's independent compensation consultant was utilized as a reference when the Committee considered base salary, long-term variable equity incentive awards and the target EXCEL opportunity for Named Executive Officers.

The 2007 market review indicated that: 1) base salaries of our Named Executive Officers are generally competitive; 2) target cash compensation for our Named Executive Officers is aligned with or slightly above the approximate median value; and 3) total direct compensation approximates the median for all Named Executive Officers. As noted above, the Committee does not target each element of total direct compensation to the market median. However, in 2007 the Committee considered the results of the 2007 market review when determining the appropriate level of each component of total direct compensation for the Named Executive Officers. The compensation decisions specific to each component of total direct compensation for the Named Executive Officers are discussed under "Elements of Total Direct Compensation," beginning on page 40 of this Proxy Statement.

Use of Tally Sheets

In addition to the competitive benchmarking analysis, the Committee annually reviews all components of our Named Executive Officers' compensation as presented in a comprehensive set of Tally Sheets prepared by the Committee's independent compensation consultant. The Tally Sheets provide a comprehensive view of each Named Executive Officer's compensation, broken down into three components:

1) An estimate of projected annual compensation, including total target cash compensation, the total estimated value of annual long-term equity incentive awards and the value of benefits and perquisites received by each Named Executive Officer;

2) A comprehensive summary of the vested and unvested values of all outstanding equity awards held by each Named Executive Officer at current and assumed future stock prices; and

3) A summary of the severance benefits potentially payable to each Named Executive Officer as of year end under various leaving scenarios.

The Tally Sheets provide the Committee with context for the decisions they make in relation to total direct compensation. Although they do not necessarily drive decision making with regard to specific components of the total compensation program, the Tally Sheets enable the Committee to holistically assess total direct compensation and the relationship of various components of the total compensation program to each other. The Tally Sheets also enable the Committee to determine how much wealth creation opportunity exists through equity-based compensation and how strong the retention power is as a result of unvested value. The Tally Sheets may also influence the Committee's views on a variety of issues, such as changes to severance plans and employment agreements, special equity grants to promote retention, or changes in long-term variable equity incentives.

Use of the CEO Evaluation Process

The Presiding Director, the Chair of the Compensation Committee and the Chief Human Resources Officer lead the annual CEO evaluation process to assess the performance of our CEO. In February each year, a written self-assessment of performance versus the business plan of record is completed by our CEO. The written assessment is sent to the full Board for review. Later in the same month, the Chief Human Resources Officer interviews each member of the Board to collect feedback against an established set of criteria, including reaction to our CEO self-assessment and the Company's leadership imperatives, which are "Drives to Win," "Develops Leaders" and "Leads With Values." All input is summarized and reviewed by the Presiding Director and the Chair of the Compensation Committee, who are responsible for delivering feedback to our CEO.

For 2007, the Committee determined that Mr. Perez had performed well with respect to execution as the Company had either already completed, or was on track to achieve, each 2007 operational and strategic imperative of the Company. The Committee also determined that Mr. Perez's leadership had been outstanding based on a review of his leadership performance against each of the Company's leadership imperatives.

The Committee considered the evaluation results when determining our CEO's annual variable cash incentive award for 2007 under EXCEL, as further described on page 44 of this Proxy Statement. The results of the 2006 CEO evaluation were considered by the Committee when determining our CEO's long-term variable equity target allocation as described on page 46 of this Proxy Statement.

ELEMENTS OF TOTAL DIRECT COMPENSATION

Total direct compensation consists of the following elements: base salary, annual variable pay and long-term variable equity incentives.

Base Salaries

Base salaries are intended to provide a regular source of income to our Named Executive Officers. Consistent with our philosophy of tying pay to performance, our Named Executive Officers receive a relatively small proportion of overall total direct compensation in the form of base salary. The base salaries of our Named Executive Officers in 2007 ranged from approximately 14% to 28% of their total target direct compensation, with a positive correlation between the degree of compensation at risk and the level of an executive's responsibility.

Base salaries are reviewed annually by the Committee at the beginning of the year, but are not automatically increased annually. Rather, base salaries are adjusted as the Committee deems appropriate to recognize expanded responsibilities, experience, the importance of the position to the Company relative to other senior management positions or changes in the competitive marketplace. Any change in base salary will affect an executive's target opportunity under our annual variable pay plan, which is based on a percentage of base salary.

Committee Decision and Analysis

After reviewing the market analysis prepared by the Committee's independent compensation consultant and the position of each Named Executive Officer's base salary relative to the market, the Committee held base salaries of our Named Executive Officers constant in 2007, except where warranted by promotion. The Committee's decision was primarily driven by the market analysis that indicated that most of our Named Executive Officers' base salaries are approximately at the median, with the exception of Mr. Langley, who is slightly above the market median primarily as a result of the base salary level required to recruit him to the Company.

As a result of its analysis, the Committee did not increase base salaries for Messrs. Perez, Sklarsky and Langley and Ms. Hellyar. Mr. Faraci's base salary was increased from $520,000 to $600,000 upon his promotion in March 2007 to co-lead the Chief Operating Office with Mr. Langley. Upon promotion to President and Chief Operating Officer in September 2007, Mr. Faraci received an increase in base salary to $700,000, reflecting his new role and level of responsibilities as he became responsible for leading both the Graphic Communications Group (GCG) and the Consumer Digital Imaging Group (CDG). In determining the level of Mr. Faraci's base salary, the Committee considered market data, the relative responsibilities of his role as compared to other Section 16 Executive Officers within the Company and his consistent positive performance in prior positions

For 2008, the Committee determined not to increase base salaries for any Named Executive Officer as part of their annual base salary review. The Committee reached this conclusion after reviewing total direct compensation as well as base salary and total target cash against the market data prepared by the Committee's independent compensation consultant. The Committee found the base salary levels to be appropriate and competitive. The market analysis indicated that the total direct compensation of each of our Named Executive Officers was approximately at or slightly above median and their base salaries were competitively positioned to median.

Annual Variable Pay

EXCEL Plan

The Company provides an annual variable cash incentive opportunity to our executives, including our Named Executive Officers, through the EXCEL plan. Executives participating in the plan are assigned a target opportunity expressed as a percentage of base salary. The EXCEL plan was last approved by our shareholders in 2005 and is intended to comply with the "performance-based" compensation requirements of Section 162(m) of the Internal Revenue Code (the Code) so that any bonuses payable under the plan will be fully deductible by the Company.

Annual cash bonuses may be awarded under the plan based on achievement of key financial performance goals established by the Committee at the beginning of the year. These objective measures are designed to drive Company performance. Typically, the Committee establishes threshold, target and stretch performance goals. If the threshold performance level is not achieved, no amounts will be paid under the plan to our Named Executive Officers. If performance targets are exceeded, payouts may exceed an executive's target opportunity. After the end of the performance year, the Committee determines the extent to which the performance goals were achieved, and subsequently will approve and certify the amount of any award to be received by our Named Executive Officers.

The Committee has the discretion to increase or decrease the amount of the corporate funding pool for any year. Positive discretion may not, however, increase the size of a Named Executive Officer's award above the maximum award level established under the plan. The maximum award under the plan for any Named Executive Officer is the lesser of 10% of the corporate award pool determined based on achievement of the performance metrics or 500% of his or her prior year-end base salary, not to exceed $5 million. The Committee considers a number of baseline metrics described below when exercising its discretion to increase or decrease the corporate funding pool. In addition, the Committee may choose to exercise discretion to recognize such things as unanticipated economic or market changes, extreme currency exchange effects and management of significant workforce issues.

EXCEL Target Opportunity

As noted above, our Named Executive Officers are assigned target opportunities based on a percentage of base salary. Since a Named Executive Officer's EXCEL opportunity is a component of total direct compensation, the Committee annually reviews survey data to determine the position of each Named Executive Officer's target opportunity relative to the market.

Committee Decision and Analysis

For 2007, the year-end target EXCEL opportunities for our Named Executive Officers were: Mr. Perez, 155%; Mr. Faraci, 85%; Mr. Sklarsky, 75%; and Mr. Langley and Ms. Hellyar each had a target opportunity of 62%. With the exception of Mr. Faraci, the Committee did not increase the target EXCEL opportunity for any of our Named Executive Officers in 2007 because the target variable cash bonus, when combined with base salary for the Named Executive Officers, approximated the market median for total cash compensation. Mr. Faraci's target opportunity was initially increased to 75% from 62% of base salary as a result of his promotion in March 2007 to co-lead the Chief

Operating Office with Mr. Langley. Upon promotion to President and Chief Operating Officer in September 2007, his target opportunity increased to 85%.

For 2008, the target EXCEL opportunities for our Named Executive Officers are: 155% for Mr. Perez, 85% for Mr. Faraci, 75% for Mr. Sklarsky and 65% for Ms. Hellyar. Due to his departure from the company on March 14, 2008, Mr. Langley will not be eligible for a 2008 EXCEL award. The target EXCEL opportunity for our Named Executive Officers, other than Ms. Hellyar, remained unchanged from 2007 because the Committee felt that each executive's total direct compensation was appropriate and competitively positioned against the market. Ms. Hellyar's target opportunity was increased by 3% to recognize her increase in responsibilities and to improve the competitive positioning of her total direct compensation. Effective January 1, 2008, the Film Products Group (FPG), the business segment Ms. Hellyar leads, was restructured to include several additional strategic product groups that resulted in this business segment increasing from $2.5 billion to $3.5 billion in annual revenues. The restructured business segment is referred to, effective January 1, 2008, as Film, Photofinishing, and Entertainment Group (FPEG).

2007 EXCEL Plan Design and Performance Results

Performance Metrics

For 2007, the Committee selected two performance metrics that, based on the Company's performance, would be used to determine the corporate award pool from which awards would be allocated. Using the targets of these performance metrics, a performance matrix was created that determined the plan's corporate award pool funding percentage. The Committee also established a set of baseline metrics that could be used to adjust the size of the corporate award pool through the application of positive or negative discretion in the event that performance in key strategic and operational areas was stronger or weaker than expected. The Committee reviewed and finalized these performance metric targets and baseline metrics in the first 90 days of the performance year. Although the Committee has the authority to increase or decrease the amount of the corporate award pool allocated to a Named Executive Officer, the actual bonus awarded to a Named Executive Officer cannot be increased beyond the maximum limits established under the plan. As noted above, a Named Executive Officer's EXCEL bonus cannot exceed the lesser of: i) 10% of the total corporate award pool calculated by reference to the performance metric targets (without discretion); ii) five times his or her prior year-end base salary; or iii) $5 million.

In 2007 the Committee selected Net Cash Generation and Total Earnings from Operations (Total EFO) as the two primary metrics for the plan, each of which were equally weighted. Net Cash Generation and Total EFO are non-GAAP financial measures. Net Cash Generation means net cash flow provided by activities from continuing operations, including proceeds, dividends, capital expenses, restructuring payments and divestitures. Total EFO means total earnings of all the Company's product groups included within segment earnings from continuing operations before restructuring, interest, other income and income taxes. These two primary performance metrics are among the metrics our CEO periodically reported to the investment community and are key financial metrics that the Company has focused on through its digital transformation. They provide insight into the Company's cash flow and ability to fund the costs associated with the digital transformation as well as the profitability of the Company's overall operations. The Committee approved these performance metrics as recommended by our CEO. The target for Net Cash Generation was set within the range communicated to the investment community. The target for Total EFO was set below the initial market guidance to account for the probability of additional investment associated with new product launches beyond what was factored into our external guidance. A decision was made in the first quarter to make the investment, and the Company updated the investment community on the expected EFO impact.

The following abbreviated corporate performance matrix shows the threshold, target and stretch goals for 2007 and the resulting EXCEL corporate funding pool percentage:

	Total Earnings From Operations (in millions)		
Net Cash Generation (in millions)	**$200 (Threshold)**	**$235 (Target)**	**$400 (Stretch)**
$-100 (Threshold)	0%	40%	130%
100 (Target)	60%	100%	190%
300 (Stretch)	120%	160%	250%

If the Company achieves the target goals, then the corporate award pool will fund at 100%. If either threshold goal is not achieved, then the corporate award pool will not be funded for our Named Executive Officers and no bonus will be earned under the plan. Results between the goals shown in the matrix are interpolated to derive a percentage. The threshold, target and maximum annual bonus that may be earned by each of our Named Executive Officers under the plan is shown in the Grants of Plan-Based Awards Table on page 57 of this Proxy Statement.

After determining the funding percentage derived from the performance matrix, the Committee reviews a set of baseline metrics to determine the corporate award pool and the amount of such pool allocated to the Named Executive Officers. These baseline performance metrics reflect key strategic or operational imperatives for the year associated with the Company's business strategy. The baseline metrics are "leading indicators" of the Company's future success and are selected in part to ensure that the primary EXCEL performance metrics are not achieved at the expense of other key goals that are critical to the Company's ongoing success. The baseline metrics are also designed to provide the Committee with additional performance metrics to guide their exercise of discretion in deciding whether to adjust upward or downward the size of the corporate award pool and the amount allocated to each Named Executive Officer. Typically, the baseline metrics are not assigned any relative weight vis-à-vis each other.

The baseline metrics established by the Committee for 2007 were:

- **SG&A Reductions.** The target SG&A (Selling, General & Administrative Expenses) reduction for 2007 was $100 million to $150 million.
- **Working Capital.** The target for working capital was a reduction of $200 million.
- **Complete 2007 Restructuring Plan.** Performance to be assessed against significant milestones.
- **Consumer Digital Imaging Group.** Successful product launch.
- **Film Products Group.** Completion of the sale of our Light Management Film unit.
- **Graphic Communications Group.** Pass all milestones for successful launch of a Continuous Inkjet Production Press.

Determination of Corporate Award Pool

The EXCEL corporate award pool percentage determined by the Committee was 195% of target. This award pool funding percentage corresponds to the Company's Total EFO result of $343 million (inclusive of the EXCEL award accrual) and a Net Cash Generation result of $333 million.

In coming to this determination, the Committee first considered the funding percentage derived from the performance matrix based on the Company's results against the two primary metrics. In 2007, the Company exceeded our Total EFO target and significantly exceeded our Net Cash Generation target level, reflective of the Company's successful implementation of its transformation strategy. The initial performance funding percentage from the performance metric table based on these results was 221% reflecting a Net Cash Generation result of $333 million and a Total EFO result (inclusive of a 221% EXCEL accrual) of $296 million. Next, the Committee reviewed the Company's results with respect to the baseline metrics. The Company exceeded the SG&A Reduction target and far exceeded the Working Capital target. Additionally, the Company completed its 2007 restructuring plans, sold its Light Management Film business and delivered all milestones to launch the Continuous Inkjet Production Press at Drupa in 2008. The Company had a slight delay to the CDG product launch.

The Committee concluded that these positive baseline metric results supported funding the corporate award pool at a level significantly above target. Based on management's recommendations, however, the Committee exercised negative discretion to decrease the size of the corporate award pool from 221% to the 195% referenced above, to reflect the impact on the performance metrics from the one-time sale of an investment in 2007.

Committee Decision and Analysis

After determining the corporate award pool funding percentage, the Committee approved the actual EXCEL award percentage for each Named Executive Officer, which were below the maximum amount permitted under EXCEL for each Named Executive Officer.

Our Named Executive Officers' EXCEL awards are generally based on the achievement of the Company's two primary performance metrics and baseline metrics. The award may also, however, be determined based in part on the achievement of unit goals, where applicable, and upon achievement of individual leadership excellence and diversity goals. Our CEO's recommendations are based upon his review of the individual performance of each executive and the business unit or staff function that they lead. As part of his review, our CEO determines a funding percentage to be allocated to each business unit and staff function based upon the goals established for each unit at the beginning of the year and based upon comparisons to prior year results. A Named Executive Officer heading a business unit or function typically receives the same EXCEL award percentage that has been allocated to his or her business unit or function, although positive adjustments may be made based on an executive's leadership excellence and/or performance under the Company's diversity and inclusion strategy. In 2007, the CEO allocated GCG a funding percentage equal to 185%. CDG was allocated a funding percentage equal to 205%. FPG was allocated a funding percentage equal to 210%, and the Company's Finance function was allocated a funding percentage equal to 200%.

Using these CEO's recommendations, the Committee reviewed and authorized bonuses for each of our Named Executive Officers as indicated in the following table and presented in greater detail in the Summary Compensation Table on page 51 of this Proxy Statement.

EXCEL Award Earned for 2007

Named Executive Officer	Award Earned ($)
Mr. Perez, Chairman & CEO	$3,324,750
Mr. Sklarsky, EVP, CFO	900,000
Mr. Faraci, President & COO	1,066,158
Mr. Langley, SVP, former President – GCG	573,500
Ms. Hellyar, EVP, President – FPG	637,980

The Committee determined that all of the Company's business units and functions positively contributed to the significant cash generation performance of the Company and made significant contributions to the Company's performance on baseline metrics. The actual award levels received by certain of our Named Executive Officers reflect in part the fact that certain business units contributed more to the Company's earnings performance relative to their goals.

Ms. Hellyar received an award equal to 210% of her target opportunity based on FPG's delivery of an EFO rate in excess of 18% compared to an internal goal of 13 - 16%. Mr. Faraci received an award equal to 202% of his pro-rated target opportunity reflecting 1) CDG's significant year-over-year improvement in earnings, as well as exceptional digital revenue growth of 8% compared to an internal goal of 2 - 4%; and 2) his three months of managing the GCG business in addition to managing the CDG business in connection with his promotion to President and Chief Operating Officer. Mr. Langley received an award equal to 185% of his target opportunity in consideration of the growth of GCG's EFO by 3.2%, despite the absorption of a two-point aluminum price increase. This result, while significant, fell short of the planned growth rate for GCG of 4 - 5%. Mr. Sklarsky received an award equal to 200% of his target opportunity in recognition of his leadership of the Finance function in the Company's outstanding Net Cash Generation performance including the outstanding results on both receivables and payables. The Committee approved an award for Mr. Perez equal to 195% of his target opportunity based on the Company's overall performance results. While the Committee may approve an upward adjustment to the Named Executive Officer's EXCEL award based on an executive's leadership excellence and/or performance under the Company's diversity and inclusion strategy, no such adjustment occurred in 2007 in light of the overall EXCEL performance and the size of EXCEL awards earned by our Named Executive Officers. The Committee determined that Mr. Perez's leadership had been outstanding in 2007 based on a review of his leadership performance against the Company's leadership imperatives, which are "Drives to Win," "Develops Leaders" and "Leads With Values," as determined through the CEO evaluation process described on page 40 of this Proxy Statement. The Committee, however, did not increase Mr. Perez's EXCEL award in order to be consistent with the principle that an executive should receive the same award percentage as received by the unit they lead.

For Named Executive Officers who have not met their share ownership requirements as described on page 40 of this Proxy Statement, any bonus earned over 100% of each Named Executive Officer's EXCEL target was paid in the form of unrestricted shares of our common stock.

Individual Bonus Plan

Mr. Langley participated in an individual variable cash bonus plan to provide him a total target cash opportunity level consistent with his hiring agreement and to ensure that he was compensated for specific performance achievements that were unique to his position. The goals were based on priorities our CEO identified for Mr. Langley for the performance year, all of which were critical to the Company's ongoing transformation activities. The opportunity associated with the individual plan was included in the analysis of Mr. Langley's compensation relative to the competitive market analysis.

The performance goals were established by our CEO and approved by the Committee. They focused on the integration of GCG into the Company's operating structure as well as financial metrics primarily for the GCG business. The details of Mr. Langley's bonus plan are described on page 58 of this Proxy Statement. Based on achievement of his 2007 performance targets, Mr. Langley was awarded a bonus of $212,250 equal to 70.75% of the target amount payable under the plan.

Long-Term Variable Equity Incentive Compensation

Our Named Executive Officers receive an annual grant of long-term variable equity incentive awards as described further below. In addition to these awards, Named Executive Officers may receive additional equity awards during the year in recognition of a promotion or other significant achievement. All equity awards are issued under the 2005 Omnibus Long-Term Compensation Plan.

Purpose

The purposes behind our long-term variable equity incentive programs are to align executive compensation with shareholder interests, create significant incentives for executive retention, encourage long-term performance by our executives and promote stock ownership.

The Committee reviews our long-term variable equity incentive program annually to ensure that it is in line with these principles.

Over the last several years in connection with our digital transformation, the Committee has implemented a compensation strategy designed to increase the proportion of our Named Executive Officers' total direct compensation delivered in the form of long-term variable equity incentive awards.

Mix of Long-Term Variable Equity Incentive Compensation

The Committee has no set policy for determining the mix of the form of long-term variable equity incentives granted to our Named Executive Officers. However, in 2007, as in recent years, our long-term equity incentive compensation program was designed to provide one-half of the value of our Named Executive Officers' long-term variable equity incentive compensation in the form of stock options that vest over a three-year period and one-half of the value in the form of Leadership Stock. Awards under the Leadership Stock program are granted in the form of performance stock units which, if earned, are paid in the form of shares of common stock upon fulfilling the specified vesting period. The performance goals for the Leadership Stock program are established each year, providing flexibility to the Committee to design a pay-for-performance plan that rewards achievement of key financial and/or operational metrics. The Committee believes that this mix balances a focus on stock price appreciation and the achievement of strategic business goals. In determining the mix of stock options and Leadership Stock, the Committee considered a variety of factors, including most importantly:

- **Retention and alignment with shareholders' interests.** Due to multi-year vesting, both awards promote the Company's retention objectives. Also, because the value of both awards are wholly or partially dependent on changes in share price, they each support the shareholder alignment objective as well.
- **Pay for performance.** While stock options foster the strongest linkage between changes in shareholder value and gains realized by our executives, the Committee also recognizes that they can create windfalls in a rising market and may lead to gains even when operating performance is weak. Conversely, in a declining market it is possible for stock options to deliver little or no value to executives even when operating performance is strong. By awarding Leadership Stock, the Committee ensures that a portion of the long-term incentive opportunity is tied directly to the achievement of key operating goals, thus mitigating but not eliminating the impact of uncontrollable market volatility on payouts and strengthening the linkage between controllable performance and realized compensation.
- **Financial efficiency.** Stock options create a fixed expense regardless of whether they actually deliver value to executives (assuming the vesting requirements are met) and therefore create the possibility of incurring earnings charges for awards that may deliver little or no value, particularly over short periods. Conversely, the costs associated with Leadership Stock are incurred only if the underlying operating performance goals are achieved, meaning that accrued expense is avoided (or reversed) in the event that operating performance is poor. In addition, because Leadership Stock opportunity is structured as whole shares (rather than just appreciation in the underlying shares), it requires less shares to deliver a given level of value and thereby protects against unwarranted growth in potential share dilution (i.e., overhang).

The Committee will continue to evaluate these and other related factors periodically as part of its ongoing planning activities. Changes in the mix may be made if the facts and circumstances under which the Company operates change.

Determining Annual Target Allocations of Long-Term Variable Equity Incentive Compensation

The number of stock options and Leadership Stock units granted to the Named Executive Officers is based on a dollar value determined for each executive, which is established to generally bring target total direct compensation to approximately the market median and then adjusted to reflect individual performance factors.

At its regularly scheduled meeting in December of each year, the Committee grants stock options and determines the subsequent year's Leadership Stock allocation for the performance cycle that begins January 1. These equity grants are made in accordance with the Board of Directors Policy on Equity Awards, discussed further on page 48 of this Proxy Statement. As a result of this process, the Committee determined the size of the 2006 stock option grants and the 2007 Leadership Stock allocations in December 2006. Similarly, the size of our executives' 2007 stock option grants and the 2008 Leadership Stock allocations were determined in December 2007. The actual number of Leadership Stock units earned by an executive will be based on company performance against established metrics for the performance year.

The Committee's annual review of total direct compensation conducted in 2006 indicated that our Named Executive Officer's total direct compensation was below market median, principally as a result of below-market long-term variable equity awards. To better align executive compensation with market rates and support important retention and shareholder alignment objectives, the Committee increased the prior year guidelines for each Named Executive Officer in 2006 to "close the gap" in target total direct compensation relative to market. The 2006 stock option awards and 2007 Leadership Stock allocations were set at levels that brought each Named Executive Officer to the market median and were not adjusted for individual performance factors. The material factors considered by the Committee in 2006 when determining these award allocations are discussed in our 2006 proxy statement. The 2007 stock option awards and 2008 Leadership Stock allocations were based on the new competitive levels approved by the Committee in 2006.

The total long-term variable equity incentive value used by the Committee in determining the number of stock options granted in 2006 and the 2007 Leadership Stock allocation for each Named Executive Officer was: Mr. Perez ($5,032,000); Mr. Sklarsky ($1,600,000); Mr. Faraci ($939,000); Mr. Langley ($939,000); and Ms. Hellyar ($939,000).

While the Committee determines a total value for purposes of determining the number of stock options and Leadership Stock units to be granted, this value does not represent the actual compensation that may be realized by our Named Executive Officers. Whether or not our executives receive any actual value will depend on the Company's stock price and the number of shares earned under the Leadership Stock program. The number of stock options and Leadership Stock units granted to, or earned by, our Named Executive Officers in 2007 are shown in the Grants of Plan-Based Awards Table on page 57 of this Proxy Statement.

Committee Decision and Analysis

With respect to determination of award allocations occurring in 2007, with the exception of our CEO, the size of each Named Executive Officer's target long-term equity incentive compensation (i.e., 2007 stock options and 2008 Leadership Stock allocations) was based on the position of each executive's total direct compensation relative to the market median and our CEO's assessment of each executive's leadership and performance over the prior year. In the case of our CEO, his target allocation for 2007 was based on the Committee's review of the Company's overall performance as measured by operating results, progress on major aspects of the Company's digital transformation, demonstrated leadership and the competitive median total direct compensation levels.

The Committee did not increase Mr. Sklarsky's target allocation determining that his total direct compensation continued to be competitively positioned. Mr. Faraci's target allocation was increased by 102% in order to bring his target total direct compensation closer to the market median and to a level the Committee determined to be appropriate in light of his new role as President and Chief Operating Officer and his strong individual performance for the prior year. Ms. Hellyar's target allocation increased by 8.4% in order to bring her total direct compensation to the market median in recognition of her increased responsibilities in managing a $3.5 billion business. As noted above, FPEG, the business segment Ms. Hellyar leads, was restructured effective January 1, 2008 to increase from $2.5 billion to $3.5 billion in annual revenues. Mr. Langley did not receive any long-term equity award in 2007 due to his pending departure from the Company. The Committee determined to increase our CEO's target allocation for 2007 by 15% because of his leadership during the final year of our digital transformation. In making this determination, the Committee reviewed information concerning Mr. Perez's execution and leadership as well as a summary of the results from our 2007 CEO evaluation process, as described on page 40 of this Proxy Statement. The Committee determined that Mr. Perez had performed well with respect to execution of the Company's operational and strategic imperatives, as the Company had either already completed, or was on track to achieve, each 2007 imperative. The Committee also determined that Mr. Perez's leadership had been outstanding based on a review of his leadership performance against the Company's leadership imperatives, which are "Drives to Win," "Develops Leaders" and "Leads With Values." Based on these factors the Committee concluded that this award would reasonably position Mr. Perez's total direct compensation at an appropriate level above market median total direct compensation benchmarks.

As a result of these decisions, the total long-term variable equity incentive value used by the Committee in determining the number of stock options granted in 2007 and the 2008 Leadership Stock allocation for each Named Executive Officer, other than Mr. Langley, was: Mr. Perez ($5,787,000); Mr. Sklarsky ($1,600,000); Mr. Faraci ($1,900,000); and Ms. Hellyar ($1,018,000).

Leadership Stock — 2007 Performance Cycle Awards

As part of its annual review of long-term variable equity incentives, the Committee approves the performance criteria and terms of the annual Leadership Stock cycle. The Leadership Stock performance goals are approved in compliance with the rules of Section 162(m) of the Code, which generally require that goals be established no later than 90 days after the start of the performance period.

As discussed above, these awards provide the participant with the right to earn shares of our common stock based upon attainment of certain performance goals. The two performance metrics selected by the Committee for the 2007 performance cycle were 2007 GCG Digital Revenue Growth and 2007 Consumer Inkjet Printer Net Revenue. These metrics are non-GAAP financial measures. GCG Digital Revenue Growth represents the year-over-year growth in total net revenue of GCG's digital products. Consumer Inkjet Printer Net Revenue means the total net revenue of the Consumer Inkjet Equipment strategic product group (SPG) within CDG, excluding revenue from ink or other consumables. For purposes of determining total net revenue of the SPG under the plan, certain other costs such as returns, discounts and certain marketing expenses are also deducted. The performance target for GCG Digital Revenue Growth was set within the range our CEO reported to the investment community. The goal for Consumer Inkjet Printer Net Revenue was established above the range reported externally to establish an internal stretch goal. The Committee approved these performance metrics, as recommended by management, because they are leading indicators of the future growth of the Company and representative of the successful transformation to a digital technology company. The Committee decided to use a one-year performance period followed by a two-year subsequent time-based vesting schedule for the 2007 awards due to the difficulty in establishing multi-year performance goals during the final stages of the Company's digital transformation and to ensure that the awards provided strong retention impact.

The following abbreviated corporate performance matrix shows the threshold, target and stretch goals for 2007 and the resulting performance percentage.

Consumer Inkjet Printer Net Revenue (in millions)	GCG Digital Revenue Growth		
	3.0% (Threshold)	6.0% (Target)	9.0% (Stretch)
$ 53 (Threshold)	0%	50%	100%
77 (Target)	50%	100%	150%
149 (Stretch)	100%	150%	200%

Awards are earned under the plan based on an executive's target allocation multiplied by the applicable performance percentage. If results exceed threshold, the Committee will determine the performance percentage based on interpolation. If results fall below threshold all awards under the program would be forfeited. The maximum number of performance stock units that may be earned by an executive is 200% of the executive's target allocation.

The threshold, target and maximum number of shares allocated to our Named Executive Officers under the 2007 Leadership Stock performance cycle are shown in the Grants of Plan-Based Awards Table on page 57 of this Proxy Statement.

Committee Decision and Analysis

For 2007, the Company achieved a GCG Digital Revenue Growth of 7%, which was above the target level. The Company also achieved a Consumer Inkjet Printer Net Revenue that was slightly above the threshold level. Based on these results, the performance percentage for the 2007 cycle was 73%. The actual number of shares earned by each Named Executive Officer for the 2007 cycle was determined by multiplying each officer's target award allocation by 73%. As a result, our Named Executive Officers earned the following number of restricted share units, which are subject to a subsequent two-year time-based vesting requirement: Mr. Perez (73,475); Mr. Sklarsky (23,360); Mr. Faraci (13,709); Mr. Langley (13,709); and Ms. Hellyar (13,709). These restricted share units will vest on December 31, 2009 if service conditions are satisfied.

Leadership Stock — 2006 - 2007 Performance Cycle Awards

In 2006, as in prior years, the 2006 - 2007 performance cycle had a two-year performance cycle and a one-year subsequent vesting requirement. Similar to the 2007 performance cycle described above, awards are earned based on an executive's target allocation multiplied by the applicable performance percentage derived from the performance formula established for the particular performance cycle. For the 2006 - 2007 performance cycle, the program's sole performance metric was digital earnings from operations (DEFO). DEFO is a non-GAAP performance metric that measures total earnings from the Company's digital strategic product groups included within earnings from continuing operations, before: 1) restructuring charges; 2) interest; 3) other (income) charges, net; and 4) income taxes. This performance was selected by the Committee to further encourage and reinforce executive actions implementing Kodak's transition to a digital technology company. As determined by the Committee in March 2006, in order to achieve any payout under the 2006-2007 Leadership Stock performance cycle, the Company's aggregate DEFO for the two-year period from January 1, 2006 to December 31, 2007 would need to be greater than $750 million. In order to achieve 100% of the target award allocation, the Company's aggregate DEFO would need to equal $1 billion. The maximum payout under the program, equal to 200% of target allocation, would require a DEFO equal to $1.15 billion. If results fell between these DEFO targets, the Committee would determine a percentage payout based on interpolation.

Committee Decision and Analysis

Our Named Executive Officers did not earn any shares for the 2006-2007 Leadership Stock performance cycle. The DEFO achieved by the Company for the 2006 - 2007 performance period was $519 million, less than the threshold DEFO target of $750 million. Given Kodak's sale of its Health Group on April 30, 2007, the DEFO achieved by the Company fell short of the threshold DEFO target because the actual DEFO result did not include results from the Health Group for the entire two-year performance period. The DEFO target established by the Committee in 2006 at the beginning of the performance period had taken into account results from the Health Group for two years. In light of the rules regarding the deductibility of compensation under Section 162(m) of the Code, the Committee did not adjust the performance formula under the plan for Named Executive Officers.

Initial Hire Grants and Ad Hoc Awards

In addition to annual equity awards, our Named Executive Officers may receive stock options and time-based restricted stock grants in connection with the commencement of their employment, as a result of a promotion or for retention purposes. The objectives of these grants are to encourage hiring, retention and stock ownership and to align an executive's interest with those of our shareholders. On occasion, the Committee may also grant one-time, ad hoc stock option awards to reward an executive for superior individual performance.

In 2007, the Committee revised its policy regarding the number of stock options granted to an individual upon election to a Company officer. The Committee increased the size of the award to a level it determined to be appropriate in recognition of an individual's promotion and increase in responsibilities. In determining the new policy award levels, the Committee did not engage in a formal benchmarking process, but did seek recommendations from management and its independent compensation consultant regarding award levels that would be both reasonable and adequate to recognize and reward an individual's promotion. Based on this advice, the Committee increased the award levels as follows:

- Upon election to Assistant Officer, the number of stock options to be awarded increased from 2,500 to 5,000.
- Upon election to Vice President, Controller, Corporate Secretary or Treasurer, the number of stock options to be awarded increased from 5,000 to 10,000.
- Upon election to Senior Vice President, the number of stock options to be awarded increased from 10,000 to 15,000.
- Upon election to Executive Vice President, the number of stock options to be awarded increased from 15,000 to 20,000.

Mary Jane Hellyar was the only Named Executive Officer to receive a non-annual equity award in 2007 in recognition of her election to Executive Vice President. In accordance with the Company's revised policy described above, Ms. Hellyar received a grant of 20,000 stock options with an exercise price of $28.44, equal to the fair market value of our common stock on the date of grant of the award. This award was made in accordance with the Board of Directors Policy on Equity Awards, discussed further on page 48 of this Proxy Statement.

EXECUTIVE COMPENSATION POLICIES RELATING TO INCENTIVE PLANS

Share Ownership Program

Under our Share Ownership Program, our Section 16 Executive Officers are expected, over time, to acquire a significant ownership stake in the Company equal to at least one to five times their base salary amounts, depending on the executive's position. Details regarding this program are on page 33 of this Proxy Statement. The Committee believes this program furthers its objective of closely aligning the interests of our executives with those of our shareholders.

Equity Grant Timing Practices

All stock options granted to Named Executive Officers in 2007 were granted in accordance with our Board of Directors Policy on Equity Awards approved by the Board effective as of January 1, 2007. In accordance with this policy, our grant timing guidelines are as follows:

Regular Annual Grant Dates. Annual grants of stock options are approved at the Committee's regularly scheduled December meeting. If grants of stock options are to be awarded, the grant date for such options will be the date of the December meeting in which the grants were approved.

Grant Dates for Ad Hoc and New Hire Equity Awards. For awards to Section 16 Executive Officers, the grant date for any ad hoc or new hire equity award approved in a meeting of the Committee will be:

- The date of the Committee meeting in which the award is approved in the case of an ad hoc equity award; or
- The next regularly scheduled Committee meeting following the first date of employment in the case of an equity award to a new hire.

The grant date of any ad hoc or new hire equity award approved by unanimous written consent of the Committee will be the next regularly scheduled Committee meeting following:

- The date of execution of the unanimous consent in the case of an ad hoc equity award; or
- The first date of employment in the case of an equity award to a new hire.

The exercise price of any stock options awarded will be the fair market value of the Company's common stock on the grant date as defined in the applicable equity compensation plan.

Policy on Qualifying Compensation

When designing all aspects of compensation, the Company considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that the Company may not deduct compensation of more than $1 million paid to certain executives, other than "performance-based" compensation meeting certain requirements. Annual bonuses payable under our EXCEL plan are designed to satisfy the requirements for "performance-based" compensation as defined in Section 162(m) of the Code. Stock options and Leadership Stock are also intended to satisfy the requirements for "performance-based" compensation under Section 162(m) of the Code. While these plans are designed to operate in a manner that are intended to qualify as "performance-based" under Section 162(m) of the Code, the Committee may administer the plans in a manner that does not satisfy the requirements of Section 162(m) of the Code in order to achieve a result that the Committee determines to be appropriate. While the Committee considers the impact of the tax treatment, the primary factor influencing program design is the support of business objectives. Generally, whether or not compensation will be deductible under Section 162(m) of the Code will be an important, but not be the decisive factor, with respect to the Committee's compensation determinations.

Policy on Recoupment of Bonuses in the Event of Certain Financial Restatements

In 2006, the Board adopted a policy that permits the Board to seek to recover, to the extent permitted under applicable local law, any performance-based bonus awarded to a Named Executive Officer under EXCEL if an executive's fraud or misconduct caused or partially caused the need for significant financial restatement and if the bonuses would have been lower as a result of the restatement. The policy is more fully discussed on page 22 of this Proxy Statement.

OTHER COMPENSATION ELEMENTS

Retirement Plans

The Company offers a tax-qualified defined benefit plan comprised of a cash balance component and a traditional defined benefit component (KRIP) and tax-qualified 401(k) defined contribution plan (SIP), which cover virtually all U.S. employees. In addition to these tax-qualified retirement plans, the Company provides supplemental non-qualified retirement benefits to our Named Executive Officers under the Kodak Unfunded Retirement Income Plan (KURIP) and the Kodak Excess Retirement Income Plan (KERIP). KURIP and KERIP are unfunded retirement plans that are designed to provide our executives with pension benefits that make up for the Code's limitations on allocations and benefits that may be paid under KRIP. None of our Named Executive Officers has an accumulated benefit under KERIP. The details of KRIP and KURIP are described under the Pension Benefits Table on page 63 of this Proxy Statement.

The Company believes that our tax-qualified retirement plans and non-qualified supplemental retirement plans enhance our executive compensation package. The primary objective of our retirement plans is to attract and retain our employees.

Supplemental Individual Retirement Arrangements

We have also entered into individual letter agreements with our Named Executive Officers, except Ms. Hellyar, to provide additional retirement benefits beyond those available under our tax-qualified retirement plans and non-qualified supplemental retirement plans. For some of our Named Executive Officers, these agreements provide for additional years of service in calculating their benefits under KRIP and KURIP.

Supplemental individual retirement arrangements were necessary to attract and retain certain Named Executive Officers who would accrue less than competitive benefits under the Kodak retirement plans due to their short service with the Company. The benefits provided to our Named Executive Officers under any individual retirement arrangement are described following the Pension Benefits Table on page 63 of this Proxy Statement.

Deferred Compensation Plan

The Company maintains a non-qualified deferred compensation plan for its executives, known as the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP). The plan permits the Company's executives to defer a portion of their base salary and annual bonus awards. Each fall, the Company's executives may elect to defer base salary for the following year and up to a portion of any bonus earned under EXCEL the following year. The plan is intended to promote retention by providing our executives with a long-term savings opportunity on a tax-deferred basis. The details of this plan are described under the Non-Qualified Deferred Compensation Table on page 66 of this Proxy Statement. In 2007, the Committee froze the receipt of new monies into this plan in 2008 due to its low utilization and its administrative cost.

Perquisites

The primary perquisites that all our Named Executive Officers receive are financial counseling services, home security services, personal umbrella liability insurance coverage, occasional use of the Company's driver service and executive physicals. The executive physical perquisite is not available beyond 2007 due to its low utilization and high cost.

Our executive security program requires our CEO to use Company aircraft for all air travel, whether personal or business. Our Named Executive Officers, other than our CEO, also on occasion, with CEO approval, use corporate aircraft with their spouses for personal travel. The Company provides most of these perquisites primarily for security related reasons, to maximize an executive's time spent on Kodak business or to attract and retain our Named Executive Officers. The compensation attributed to our Named Executive Officers for 2007 and required to be reported for these perquisites is included in the Summary Compensation Table on page 51 of this Proxy Statement.

SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

Severance Arrangements

Our Named Executive Officers are responsible for the continued success of the Company and the execution of the Company's strategic plan to transform the Company from a traditional products and services company to a digital technology company. The Committee believes that it is important to provide our senior management some measure of financial security in the event their employment is terminated without cause. Most of our Named Executive Officers have an individual letter agreement that provides various severance benefits in the event their employment is terminated under various circumstances. These individual letter agreements were negotiated at the time each Named Executive Officer commenced employment with the Company or later in connection with entering into a retention arrangement to provide for the executive's continued employment and are consistent with guidelines established by the Committee for executive severance. Especially during the Company's digital transformation process, our individual severance arrangements are designed to serve as a retention tool and to eliminate any reluctance of executives and employees to implement the Company's strategic plan. In certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his/her job. These arrangements also provide an incentive for individuals to sign a release of claims against the Company, to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

Mr. Perez's individual severance arrangement provides him with severance benefits that are payable in the event his employment is terminated by the Company without "cause" or if he terminates for "good reason." Under their individual severance arrangements, Messrs. Faraci, Sklarsky and Langley and Ms. Hellyar are entitled to severance benefits for termination by the Company without "cause." The arrangements for Mr. Sklarsky and Ms. Hellyar also provide them with severance benefits upon their long-term disability. For purposes of these severance arrangements, the definitions of "cause" vary slightly among the relevant individual letter agreements negotiated between the Company and the Named Executive Officers. When approving any letter agreement for employment or retention, the Committee focuses on the severance triggers relative to each executive's position and responsibilities.

Our severance arrangements with our Named Executive Officers also provide for the treatment of other compensation provided under the Company's annual bonus plan, equity plans and retirement plans. For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances see the description under the Severance Benefits Tables beginning on page 72 of this Proxy Statement.

Change-in-Control Arrangements

Consistent with our compensation philosophy, we believe that the interests of our shareholders are best served if the interests of our senior management are aligned with theirs. To this end, our Executive Protection Plan, which the Company adopted in 1992, provides for enhanced change-in-control severance benefits for our Named Executive Officers to reduce any reluctance of our Named Executive Officers to support potential change-in-control transactions and to promote the continued employment and dedication of our Named Executive Officers without distraction. The Committee believes that these change-in-control benefits also encourage smooth transition of management in the event of a change-in-control. The terms of the Executive Protection Plan are more fully described on page 75 of this Proxy Statement.

Certain of our other employee benefit and compensation plans also provide enhanced benefits to our Named Executive Officers after a change-in-control. These benefits are designed to protect our Named Executive Officers against possible loss of promised benefits after a change-in-control. Additional plan terms and the treatment of any benefits after a change-in-control under the Company's retirement and welfare plans, deferred compensation plan, EXCEL plan and equity incentive plans are described below after the Change-in-Control Severance Payments Table on page 78 of this Proxy Statement.

Committee Decision and Analysis

In 2007 the Company undertook a review of change-in-control benefits. This review was initiated to understand the positioning of Kodak plans in relation to best practices from governance, competitive and potential cost perspectives. Based on the review, the Committee adopted a provision in which the pension enhancement provided under the Company's plans known as the Kodak Retirement Income Plan (KRIP) and the Kodak Unfunded Retirement Income Plan (KURIP) would be eliminated gradually over a five-year period (i.e., the age and service enhancement would decline annually in equal increments). This change was made in recognition of: 1) comparison with market competitive practices; and 2) the high potential costs of the provision in the event of a change-in-control transaction. The Committee decided to retain the change in control provisions in other compensation and benefit programs with the intention of reviewing these provisions again in 2008.

■ Compensation of Named Executive Officers

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation of each of our Named Executive Officers (NEO) for 2006 and 2007.

Name and Principal Position	Year	Salary [1]	Bonus	Stock Awards [2]	Option Awards [3]	Non-Equity Incentive Plan Comp. [4]	Change in Pension Value and Non-qualified Deferred Comp. Earnings [5]	All Other Comp. [6]	Total
A.M. Perez Chairman & CEO	2007	$1,096,168	—	$1,515,177	$2,444,914	$3,324,750	$ 519,560	$377,865	$9,278,434
	2006	1,096,168	$690,525[7]	1,801,792[8]	1,704,007	—	3,214,598	269,020	8,776,110
F.S. Sklarsky EVP, CFO[9]	2007	597,911	—	649,584	383,486	900,000	104,165	37,504	2,672,650
	2006	91,986	75,000[10]	74,781	78,333	—	18,303	2,539	340,942
P.J. Faraci President & COO	2007	606,879	—	257,987	503,845	1,066,158	386,094	31,362	2,852,325
	2006	518,188	130,572[7]	179,631	381,227	—	319,305	42,614	1,571,537
J.T. Langley SVP[11]	2007	498,258	—	199,394	520,455	785,750	212,069	54,486	2,270,412
	2006	498,258	150,550[12]	160,299	291,079	490,000	171,160	58,400	1,819,746
M.J. Hellyar EVP, President - FPG	2007	488,293	—	234,000	616,539	637,980	4,093	2,653	1,983,558
	2006	484,843	130,634[7]	211,734	279,322	—	1,102,430	10,349	2,219,312

(1) This column reports base salary earned by each of our Named Executive Officers. See page 40 of this Proxy Statement for a discussion and analysis of base salary levels. Mr. Faraci's base salary increased in March 2007 from $520,000 to $600,000 and in September 2007 to $700,000 in connection with his initial promotion to co-lead the Chief Operating Office and his subsequent promotion to President and Chief Operating Officer.

(2) This column reports the compensation cost recognized by the Company for financial statement reporting purposes in accordance with SFAS 123R, without any reduction for risk of forfeiture, for all stock awards (including Leadership Stock, restricted stock, restricted stock units and 2006 Executive Performance Share Program (EPSP)) during each year reported. The value disclosed represents the annual aggregate expense for stock awards granted in 2007 and in prior years as compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to SFAS 123R without any reduction for risk of forfeiture. The assumptions used to calculate the value of the awards are the same as that used for our stock-based compensation disclosure discussed in Note 21 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC on February 27, 2008.

(3) This column reports the compensation cost recognized by the Company for financial statement reporting purposes in accordance with SFAS 123R, without any reduction for risk of forfeiture, in each year reported related to stock options, including stock options granted in 2007 and in prior years as compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award. The following table includes the assumptions used to calculate the compensation expense reported for 2006 and 2007 on a grant-date basis. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to SFAS 123R without any reduction for risk of forfeiture.

Grant Date	NEOs Receiving Award	Grant Date Fair Value of Award ($)	Risk-Free Rate (%)	Expected Option Life (years)	Expected Volatility (%)	Expected Dividend Yield (%)
12/6/2004	P.J. Faraci	9.20	3.34	4	36.470	1.56
12/10/2004	A.M. Perez	9.20	3.34	4	36.470	1.56
	J.T. Langley	9.20	3.34	4	36.470	1.56
	M.J. Hellyar	9.20	3.34	4	36.470	1.56
1/17/2005	M.J. Hellyar	9.27	3.57	4	35.700	1.53
5/12/2005	P.J. Faraci	7.46	3.59	4	35.190	1.82
6/1/2005	A.M. Perez	7.46	3.59	4	35.190	1.82
	P.J. Faraci	7.46	3.59	4	35.190	1.82
	J.T. Langley	7.46	3.59	4	35.190	1.82
	M.J. Hellyar	7.46	3.59	4	35.190	1.82
12/7/2005	A.M. Perez	8.65	4.46	7	34.730	2.06
12/7/2005	P.J. Faraci	7.44	4.43	5	34.370	2.15
	J.T. Langley	7.44	4.43	5	34.370	2.15
	M.J. Hellyar	7.44	4.43	5	34.370	2.15
2/1/2006	P.J. Faraci	7.82	4.83	5	34.090	1.86
12/12/2006	A.M. Perez	9.40	4.45	7	35.314	1.90
	F.S. Sklarsky	9.40	4.45	7	35.314	1.90
12/12/2006	P.J. Faraci	7.66	4.45	5	32.502	1.98
	J.T. Langley	7.66	4.45	5	32.502	1.98
	M.J. Hellyar	7.66	4.45	5	32.502	1.98
10/16/2007	M.J. Hellyar	5.18	3.16	4	30.580	2.02
12/11/2007	A.M. Perez	7.70	3.59	7	35.150	1.90
	F.S. Sklarsky	7.70	3.59	7	35.150	1.90
12/11/2007	P.J. Faraci	5.18	3.16	4	30.580	2.02
	M.J. Hellyar	5.18	3.16	4	30.580	2.02

(4) Amounts represent incentive compensation paid under the EXCEL plan as well as any individual incentive plans in 2006 and 2007. See the Grants of Plan-Based Awards in 2007 table for the potential payouts for each Named Executive Officer depending on the outcome of performance. For a description of the performance criteria, see "2007 EXCEL Plan Design and Performance Results – Performance Metrics" under the Compensation Discussion and Analysis. Mr. Langley's amount for 2007 includes $212,250 paid under his individual bonus plan described below on page 58 of this Proxy Statement and $573,500 paid under EXCEL. In accordance with EXCEL and our share ownership program, Mr. Faraci and Ms. Hellyar received the above-target portion of their EXCEL bonus in the form of fully-vested shares of common stock, which were awarded on March 27, 2008. Most Named Executive Officers did not receive any non-equity incentive compensation in 2006 because no EXCEL awards were earned in 2006. Mr. Langley's amount for 2006 represents his award for the 2006 performance period under his individual bonus plan for 2006.

(5) This column reports the aggregate change in the present value of the Named Executive Officer's accumulated benefits under KRIP, KURIP and supplemental individual retirement arrangements, to the extent a Named Executive Officer participates, and the estimated above-market interest, if any, earned during the year on deferred compensation balances. The breakdown of these figures is shown in the table below:

	2006			2007		
Executive	Pension Value	Above-Market Interest [a]	Total Value	Pension Value [b]	Above-Market Interest [a]	Total Value
A.M. Perez [c]	$3,192,022	$22,576	$3,214,598	$491,469	$28,091	$519,560
F.S. Sklarsky	18,303	—	18,303	104,165	—	104,165
P.J. Faraci	319,305	—	319,305	386,094	—	386,094
J.T. Langley	144,232	26,928	171,160	167,844	44,225	212,069
M.J. Hellyar	1,098,877	3,553	1,102,430	0	4,093	4,093

(a) A Named Executive Officer's deferral account balances are credited with interest at the "prime rate" as reported in the Wall Street Journal, compounded monthly. Above-market interest is calculated as the difference between the prime rate and 120% of the Applicable Federal Rate (AFR) for the corresponding month.

(b) The figures shown for the 2007 Pension Value are generally lower than those shown for 2006 because no EXCEL bonus was paid in 2007 (i.e., no bonus was earned under EXCEL for the 2006 performance period) and changes were made to the actuarial assumptions used when determining the actuarial present value of pension benefits. Among the changes in actuarial assumptions is the decision to project compensation for Named Executive Officers using the current target EXCEL bonus rather than the most recently paid EXCEL bonus. By changing this assumption, the future volatility of the change in the actuarial present value of accumulated pension benefits will be reduced. As a result of the changes to the assumptions, Ms. Hellyar's accrual for 2007, in total, is negative (-$436,001) consisting of an increase in KRIP value of $45,430 offset by a decrease in KURIP value of $481,431. Ms. Hellyar does not have a supplemental individual retirement arrangement.

(c) In addition to the reasons given in sub-footnote (b) above, the reduction in Mr. Perez's Pension Value from 2006 to 2007 also reflects an increase in the 2006 value caused by his letter agreement dated February 27, 2007 changing the distribution form of his supplemental retirement benefit from an annuity to a lump-sum payment and modifying the age at which his supplemental retirement vests.

(6) The table below shows the components of the All Other Compensation column:

Name	401(k) Match	Tax Gross-ups	Financial Counseling	Security Services/ Systems	Personal Aircraft Usage [a]	Miscellaneous	Total
A. M. Perez	$ 0	$ 0	$7,000	$24,723	$340,007	$6,135[b]	$377,865
F. S. Sklarsky	6,600	17,476	0	11,581	0	1,847[c]	37,504
P. J. Faraci	6,600	0	0	1,267	22,264	1,231[d]	31,362
J. T. Langley	6,600	0	0	609	27,099	20,178[e]	54,486
M. J. Hellyar	0	0	1,195	861	0	597[f]	2,653

(a) The incremental cost to the Company for personal use of Company aircraft is calculated based on the direct operating costs to the Company, including fuel costs, FBO handling and landing fees, vendor maintenance costs, catering, travel fees and other miscellaneous direct costs. Fixed costs that do not change based on usage, such as salaries and benefits of crew, training of crew, utilities, taxes and general maintenance and repairs, are excluded.

Under our executive security program, the Company requires Mr. Perez to use Company aircraft for all travel, whether personal or business. Mr. Perez's family members and guests occasionally accompany him on business trips and on trips when he uses the Company aircraft for personal purposes, at no additional cost to the Company.

Company policy provides that Company aircraft is to be used predominantly for the business of the Company. On rare occasions with the prior approval of the CEO, employees may fly on Company aircraft for personal purposes. The incremental cost of Mr. Faraci's and Mr. Langley's personal use of Company aircraft is reported in this column. At times, the executive's spouse accompanied the executive on some of these trips and on some business trips at no additional cost to the Company.

(b) For Mr. Perez, this amount includes transportation costs, personal use of the Company's driver services, an executive physical, personal executive protection services, personal IT support and personal umbrella liability insurance coverage.

(c) For Mr. Sklarsky, this amount includes personal umbrella liability insurance coverage and an executive physical.

(d) For Mr. Faraci, this amount includes personal use of the Company's driver services and personal umbrella liability insurance coverage.

(e) For Mr. Langley, this amount includes personal use of the Company's driver services, commercial airfare for personal trips for Mr. and Mrs. Langley, an executive physical and personal umbrella liability insurance coverage.

(f) For Ms. Hellyar, this amount is for personal umbrella liability insurance coverage.

(7) Represents a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported in this column. The remainder of the bonus was paid in shares of restricted stock each with a grant date fair value of $24.24 based on the closing market price of our shares of common stock on the date of grant. One-third of these shares will vest on each of the first three anniversaries of the grant date. The number of restricted shares awarded is shown in the Grants of Plan-Based Awards for 2007 table.

(8) Represents the total compensation cost recognition by the Company for all stock awards held by Mr. Perez for 2006. The compensation cost recognized by the Company attributable to Mr. Perez's stock awards reported in our 2006 proxy statement did not include any expense recognized for restricted stock units and was incorrectly reported as $1,299,982. As a result of this correction, the total compensation reported for Mr. Perez for 2006 increased from $8,374,300 to $8,776,110.

(9) Mr. Sklarsky was hired by the Company in October 2006.

(10) Represents a discretionary bonus received for 2006 pursuant to the terms of Mr. Sklarsky's offer letter dated September 19, 2006.

(11) Mr. Langley's position as President, GCG was eliminated by the Company. As a result, he left the Company on March 14, 2008.

(12) Includes a $25,000 payment, a portion of a sign-on bonus, per Mr. Langley's August 2003 agreement, and a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported in this column. The remainder of the bonus was paid in shares of restricted stock, each with a grant date fair value of $24.24 based on the closing market price of our common stock on the grant date. One-third of these shares will vest on each of the first three anniversaries of the grant date. The number of restricted shares awarded is shown in the Grants of Plan-Based Awards for 2007 table.

EMPLOYMENT AND RETENTION ARRANGEMENTS

The material terms of each Named Executive Officer's employment or retention arrangement with the Company are described below. The levels of salary, annual variable incentive compensation and long-term equity-based incentive compensation as well as the material considerations taken into account by the Compensation Committee in establishing those levels are described in Compensation Discussion and Analysis on page 38 of this Proxy Statement.

Antonio M. Perez

The Company employed Mr. Perez as President and COO under a letter agreement dated March 3, 2003. On May 10, 2005, in connection with Mr. Perez's election as Chief Executive Officer and Chairman of the Board, the Compensation Committee modified the compensation-related terms of his employment. In addition to the compensation described elsewhere in this Proxy Statement, Mr. Perez is eligible to receive a base salary of $1,100,000 and a target award under the EXCEL plan of 155% of his base salary. Mr. Perez is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

Under his March 3, 2003 letter agreement, Mr. Perez is also eligible to receive a supplemental unfunded retirement benefit, which is described on page 65 of this Proxy Statement. Mr. Perez's letter agreement was amended by a letter agreement dated February 27, 2007 to provide that this supplemental retirement benefit will vest when he turns age 65, consistent with the Company's mandatory retirement policy for our corporate officers. This February 27, 2007 letter agreement also provides that if Mr. Perez was terminated before June 1, 2007, he would have received the supplemental retirement benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Perez's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Perez is terminated after January 1, 2008, he will receive his supplemental retirement benefit in a lump sum following the six-month anniversary of his termination.

The term of Mr. Perez's employment is indefinite but, according to his March 3, 2003 letter agreement, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 68 of this Proxy Statement.

Frank S. Sklarsky

The Company employed Mr. Sklarsky as Chief Financial Officer under a letter agreement dated September 19, 2006. In addition to the compensation described elsewhere in this Proxy Statement, his letter agreement provides that Mr. Sklarsky is eligible to receive a base salary of $600,000 and a target award under the EXCEL plan of 75% of his base salary. The letter agreement was amended by a letter agreement dated September 26, 2006 to provide that Mr. Sklarsky was eligible to receive a cash award equal to $75,000, less any amount actually received under the EXCEL plan for the 2006 performance period. Mr. Sklarsky is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company.

In addition, Mr. Sklarsky's letter agreements provide that he is eligible to receive a supplemental retirement benefit, which is described under the Pension Benefits Table on page 65 of this Proxy Statement.

The term of Mr. Sklarsky's employment is indefinite but, according to his September 19, 2006 letter agreement, he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables beginning on page 68 of this Proxy Statement.

Philip J. Faraci

The Company employed Mr. Faraci under a letter agreement dated November 3, 2004. In addition to the information provided elsewhere in this Proxy Statement, Mr. Faraci initially received a base salary of $520,000 and a target award under the EXCEL plan of 62% of his base salary. Mr. Faraci is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. Mr. Faraci's letter agreement also provides him with a supplemental retirement benefit, as described on page 65 of this Proxy Statement.

Mr. Faraci's letter agreement was amended by a letter agreement dated February 28, 2007 to provide for lump-sum payment of his supplemental retirement benefits. The terms of the February 28, 2007 agreement provide that if Mr. Faraci was terminated before June 1, 2007, he would have received his supplemental retirement benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Faraci's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Faraci is terminated after January 1, 2008, he will receive his supplemental retirement benefit in a lump sum following the six-month anniversary of his termination.

In connection with his promotion to co-lead the Chief Operating Office with Mr. Langley in March 2007, Mr. Faraci's base salary was increased from $520,000 to $600,000 and his target EXCEL from 62% to 75% of his base salary. In September 2007, Mr. Faraci was promoted to President and Chief Operating Officer and his base salary was increased to $700,000 and his target award under the EXCEL plan was increased to 85% of his base salary.

The term of Mr. Faraci's employment is indefinite but, according to his November 3, 2004 letter agreement, he will be eligible for certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits in connection with termination of his employment under various circumstances, please read the narrative descriptions and tables beginning on page 68 of this Proxy Statement.

James T. Langley

The Company employed Mr. Langley under a letter agreement dated August 12, 2003. Under this agreement, Mr. Langley was eligible to receive a base salary of $475,000 and a target award under the EXCEL plan of 62% of his base salary. The letter agreement also provided Mr. Langley with a hiring bonus and additional relocation benefits.

To incent achievement of certain pre-established goals in the GCG, Mr. Langley's letter agreement initially established an individual bonus plan, which provided for a target aggregate award of $1,000,000 for his performance through 2006. On February 28, 2007, Mr. Langley's letter agreement was amended to extend his individual bonus plan through 2007 (which under his August 12, 2003 letter agreement expired on December 31, 2006) to continue to incentivize and reward achievement of certain pre-established goals in the GCG. This individual bonus plan was completely performance based with a maximum target and payout amount of $300,000. Our CEO established the performance goals which are described in further detail under the Grants of Plan-Based Awards in 2007 table. Mr. Langley would receive the maximum payout of the award if the GCG achieved 100% of the performance goals. If GCG did not achieve the performance goals, Mr. Langley would receive a portion of the maximum payout for 2007 if the threshold performance goals were met. Mr. Langley received an award of 70.75% of the maximum award, equal to $212,250, which was paid on March 6, 2008.

Under his August 12, 2003 letter agreement, Mr. Langley is also eligible to receive a supplemental retirement benefit, which is described under the Pension Benefits Table on page 63 of this Proxy Statement. This letter agreement was amended by a letter agreement dated February 28, 2007 to provide that his supplemental retirement benefit will be paid in a lump sum.

At the time of Mr. Langley's employment, the Company agreed to pay the airfare for up to 10 roundtrip flights per year for both he and Mrs. Langley to travel between Rochester, NY and Boise, ID. For 2007, the amount of the Company-paid airfare for these trips is reflected in the "All Other Compensation" column to the Summary Compensation Table on page 51 of this Proxy Statement.

In connection with Mr. Langley's planned separation from service with the Company, the Compensation Committee approved a leaving arrangement in 2007. The arrangement initially provided for a separation date of December 31, 2007, but this date was extended by the Compensation Committee in December 2007 for an additional three to six months in order for Mr. Langley to complete his work on several special projects. The leaving arrangement approved by the Compensation Committee provides Mr. Langley with severance payments and benefits upon his termination of employment. For information regarding these severance payments and benefits, please read the narrative descriptions and tables beginning on page 68 of this Proxy Statement. Mr. Langley's last day of employment with the Company was March 14, 2008.

Under his August 12, 2003 letter agreement, Mr. Langley is eligible for certain relocation benefits in connection with his termination of employment. These include the payment of expenses related to the sale of his house in Rochester, New York and the shipment of his household goods to his permanent residence. The total amount of these expenses is estimated to be $65,000.

Mary Jane Hellyar

In addition to the information provided elsewhere in this Proxy Statement, Ms. Hellyar is eligible to receive a base salary of $490,000 and a target award under the EXCEL plan of 62% of her base salary. In February 2008, the Committee approved a 3% increase to her EXCEL target opportunity to recognize her expanded responsibilities as President of FPEG and to improve her competitive positioning of her total direct compensation.

The Company and Ms. Hellyar entered into a letter agreement dated August 18, 2006 to provide her with a restricted stock grant of 15,000 shares for retention purposes.

The term of Ms. Hellyar's employment is indefinite but, according to her August 18, 2006 letter agreement, she will also be eligible for certain severance benefits in connection with termination of her employment under various circumstances. For information regarding her potential severance payments and benefits in connection with termination of her employment under various circumstances, please read the narrative descriptions and tables beginning on page 68 of this Proxy Statement.

On October 16, 2007, Ms. Hellyar was granted 20,000 stock options upon her election to Executive Vice President. There was no other change to her compensation associated with this election.

GRANTS OF PLAN-BASED AWARDS IN 2007

The compensation plans under which the grants were made in 2007 that are shown in the following table include the Company's annual bonus plan (EXCEL), the 2005 Omnibus Long-Term Compensation Plan, which provides for the grant of stock options, restricted stock grants and performance stock units, and any individual non-equity incentive bonus plan in which a Named Executive Officer participated.

Name	Award Description	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards Or Units (#)	All Other Option Awards (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock & Option Awards ($) [4]
			Threshold ($)	Target ($)	Max. ($) [3]	Threshold (#)	Target (#)	Max. (#)				
A. M. Perez	EXCEL	2/27/07	–	$1,705,000	$5,000,000							
	2007 LS	1/1/07				–	100,650	201,300				$2,596,770
	2006 Perf. Bonus	2/27/07							28,487			690,525
	Option Grant	12/11/07								397,460	$23.28	3,060,442
F. S. Sklarsky	EXCEL	2/27/07	–	450,000	3,000,000							
	2007 LS	1/1/07				–	32,000	64,000				825,600
	Option Grant	12/11/07								109,890	23.28	846,153
P.J. Faraci	EXCEL	2/27/07	–	527,333[5]	2,600,000							
	2007 LS	1/1/07				–	18,780	37,560				484,524
	2006 Perf. Bonus	2/27/07							5,387			130,581
	Option Grant	12/11/07								130,490	23.28	675,938
J. T. Langley	EXCEL	2/27/07	–	310,000	2,500,000							
	2007 LS	1/1/07				–	18,780	37,560				484,524
	2006 Perf.Bonus	2/27/07							5,179			125,539
	Indiv. Bonus Plan	2/27/07	–	300,000	300,000							
M. J. Hellyar	EXCEL	2/27/07	–	303,800	2,450,000							
	2007 LS	1/1/07				–	18,780	37,560				484,524
	2006 Perf. Bonus	2/27/07							5,389			130,629
	Option Grant	12/11/07								69,920	23.28	362,186
	Promotion Grant	10/16/07								20,000	28.44	103,600

(1) The amounts shown for the "Threshold," "Target" and "Maximum" levels represent the possible payouts for 2007 under the EXCEL plan as well as Mr. Langley's individual bonus plan. There is no amount in the "threshold" level for either the EXCEL plan or the individual bonus plan as the potential payouts can range from zero to the maximum amount allowable under the respective plan based on performance. Actual payouts for 2007 are disclosed in the Summary Compensation Table in the column "Non-Equity Incentive Plan Compensation."

(2) The amounts shown represent the "threshold," "target" and "maximum" number of shares of common stock that Named Executive Officers can earn under the 2007 Leadership Stock (LS) performance cycle. There is no amount in the "threshold" level as participants can earn any amount between zero and the maximum award payable, depending on performance.

(3) The maximum amounts for the EXCEL plan represent the maximum payout permitted under the plan in accordance with the formula established under the plan. The maximum bonus payout for the EXCEL plan is the lesser of: 1) 10% of the corporate funding pool determined in accordance with performance against the pre-established performance targets; 2) 500% of a Named Executive Officer's annual base salary as of December 31, 2006; or 3) $5 million. The maximum amount shown for the EXCEL plan is the lesser of 500% of annual base salary or $5 million since the amount representing 10% of the corporate funding pool is not determinable as of the beginning of the year. The maximum payout shown for Mr. Langley's individual bonus plan is the maximum payout under his plan.

(4) The amounts shown represent full grant date fair value, as calculated in accordance with SFAS 123R.

(5) Due to two promotions throughout the year, Mr. Faraci had three target bonus percentages during fiscal 2007; in accordance with Company policy, the target bonus shown in the table above represents Mr. Faraci's end-of-year salary multiplied by the weighted average target bonus percentage during fiscal 2007.

EXCEL Plan

EXCEL (Executive Compensation for Excellence and Leadership) is our short-term variable incentive plan for executives. For a discussion of the EXCEL plan, target allocations for our Named Executive Officers and the award earned under the plan for 2007 performance, see the discussion in the "Compensation Discussion and Analysis" under the heading "Annual Variable Pay."

2007 Leadership Stock

On December 12, 2006, the Compensation Committee approved a performance stock allocation to each Named Executive Officer pursuant to the 2007 performance cycle of the Leadership Stock Program. The allocations became effective on January 1, 2007. Leadership Stock may be earned by our executives at the end of a performance cycle if the Company achieves the aggregate performance target established for the performance cycle. The actual number of stock units earned by an executive is based on the executive's target allocation multiplied by the applicable performance percentage based on the Company's performance. Any unearned units are forfeited at the end of the performance period. The performance metrics established for the 2007 performance cycle are discussed in the "Compensation Discussion and Analysis" under the heading "Leadership Stock – 2007 Performance Cycle Awards."

For the 2007 Leadership Stock performance cycle, the payment of any stock units earned under the program for the 2007 performance cycle is delayed for two years contingent on the executive's continued employment with the Company. During this two-year vesting period, dividend equivalents accrue on the stock units, but payment of the dividends is also subject to this two-year vesting period. At the end of the two-year period, the stock units and the dividend equivalents earned on these stock units are paid to the executive in the form of shares of Company common stock. All shares earned under the Leadership Stock program are granted under the Company's 2005 Omnibus Long-Term Compensation Plan.

2006 Performance Bonus

One-half of the discretionary bonus awarded to Named Executive Officers for performance in 2006 was awarded in the form of restricted shares of Company common stock. These awards were granted on February 27, 2007 and assuming continued employment will vest in equal installments on each of the first three anniversaries of the grant date, subject to acceleration upon the occurrence of certain events as described in "Potential Payments upon Termination of Employment or Change-in-Control" later.

Individual Bonus Plan

Mr. Langley is eligible to earn a cash bonus under an individual bonus plan established to incent achievement of certain pre-established goals in the GCG for the 2007 performance year. The target and maximum payout under the plan was $300,000. At the beginning of the year, our CEO established the following four equally weighted performance goals, which were approved by the Compensation Committee: 1) solidify and operationalize the GCG operating structure; 2) deliver an accepted, cohesive and comprehensive graphic communications strategy; 3) reduce SG&A targets at the business unit and corporate center level; and 4) drive GCG financial performance, specifically GCG Digital Revenue Growth, GCG Earnings from Operation and GCG Contribution Earnings from Operations. The first three goals focused on the integration of GCG into Kodak's operating structure. The fourth goal relating to GCG financial performance had a minimum threshold of achieving one of three specified financial metrics: Digital Revenue Growth, Earnings from Operations and Contribution Earnings from Operations. The minimum goal for Digital Revenue Growth was 6% with a target of 7%. The Earnings from Operations minimum goal was 4% with a target of 6%. The Contribution EFO minimum goal was $275 million with a target of $296 million.

The first two goals have qualitative metrics, which the CEO and Compensation Committee determined Mr. Langley completed as defined. The third goal had a minimum threshold of achieving either business unit or corporate center level SG&A targets. The business unit SG&A run rate was achieved, while the targeted SG&A for the corporate center was not achieved, although significantly improved. With respect to the fourth goal relating to GCG financial performance, only one of the performance metrics was achieved. GCG achieved the Digital Revenue Growth goal with a result of 7%. GCG did not achieve the Earnings from Operations metric, instead delivering a 3.2% result. The Contribution EFO result was also below the established target range.

Based on these results and the CEO's recommendation, the Compensation Committee determined to award Mr. Langley a bonus payment equal to 70.75% of target, equal to $212,250, which was paid on March 6, 2008. The calculation used by the Compensation Committee in the determination of this payout reflected the first two goals completed at 100% of target, the third goal completed at 50% of target and the fourth goal completed at 33% of target.

2007 Option Grants

On December 11, 2007, the Compensation Committee approved a non-qualified stock option grant for each Named Executive Officer. Stock options granted in 2007 have a seven-year term and vest in three substantially equal annual installments beginning on the first anniversary of the grant date. All stock options become fully vested and exercisable upon the third anniversary of the grant date. Upon termination of employment, all unvested stock options will be forfeited, except in certain cases. If a Named Executive Officer's employment is terminated as a result of death, disability, transfer or divestiture (as defined in the plan), all unvested stock options will fully vest and will expire on the third anniversary date of the Named Executive Officer's termination of employment. If a Named Executive Officer's employment is terminated as a result of retirement, layoff, pursuant to a special separation program or for an approved reason, any unvested stock options will continue to vest and will expire three years after termination of employment. The exercise price of the stock options is $23.28, the mean between the high and low price at which the Kodak shares traded on the NYSE on the grant date. All options are granted under the Company's 2005 Omnibus Long-Term Compensation Plan.

2007 Promotion Grant

In accordance with the Company's policy, Ms. Hellyar received a promotion grant of 20,000 shares of non-qualified stock options under the Company's 2005 Omnibus Long-Term Compensation Plan on October 16, 2007, in recognition of her election to Executive Vice President. The stock options will vest in substantially equal installments on each of the first three anniversaries of the date of grant and expire seven years from the grant date. The exercise price of the stock options is $28.44, the mean between the high and low price at which the Kodak shares traded on the NYSE on the grant date.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END TABLE [1]

The following table sets forth additional information concerning option awards and stock awards held by Named Executive Officers as of December 31, 2007, including awards granted during 2007 and described in the Grants of Plan-Based Awards Table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested [2] (#)	Market Value of Shares or Units of Stock that Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
A.M. Perez	500,000	0	$30.96	4/1/2013				
	51,500	0	24.49	11/18/2010				
	90,130	0	31.71	12/9/2011				
	199,980	100,020 [5]	26.47	5/31/2012				
	89,992	45,008 [6]	24.75	12/6/2012				
	104,833	209,697 [7]	25.88	12/11/2013				
	0	397,460 [8]	23.28	12/10/2014				
					236,962	$5,182,348 [13]	0	$0
F.S. Sklarsky	33,330	66,670 [7]	25.88	12/11/2013				
	0	109,890 [8]	23.28	12/10/2014				
					73,360	1,604,383 [14]	0	0
P.J. Faraci	32,800	0	32.50	12/5/2011				
	6,666	3,334 [9]	26.46	5/11/2012				
	34,996	17,504 [5]	26.47	5/31/2012				
	13,958	6,982 [6]	24.75	12/6/2012				
	8,333	16,667 [10]	25.01	1/31/2013				
	19,561	39,129 [7]	25.88	12/11/2013				
	0	130,490 [8]	23.28	12/10/2014				
					24,096	526,988 [15]	0	0
J.T. Langley	13,400	0	24.49	11/18/2010				
	16,750	0	31.71	12/9/2011				
	41,662	20,838 [5]	26.47	5/31/2012				
	13,958	6,982 [6]	24.75	12/6/2012				
	19,561	39,129 [7]	25.88	12/11/2013				
					18,888	413,089 [16]	0	0

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested [2] (#)	Market Value of Shares or Units of Stock that Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
M.J. Hellyar	95	0	31.30	3/12/2008				
	3,000	0	31.30	3/31/2008				
	3,750	0	31.30	4/1/2008				
	273	0	31.30	3/11/2009				
	3,750	0	31.30	3/31/2009				
	2,000	0	31.30	5/2/2009				
	8,000	0	31.30	3/29/2010				
	6,333	0	31.30	1/11/2011				
	13,800	0	31.30	11/15/2011				
	16,830	0	36.66	11/21/2012				
	5,000	0	24.49	11/18/2010				
	5,000	0	31.71	12/9/2011				
	6,666	3,334[11]	31.52	1/16/2012				
	33,330	16,670 [5]	26.47	5/31/2012				
	11,166	5,584 [6]	24.75	12/6/2012				
	19,561	39,129 [7]	25.88	12/11/2013				
	0	20,000[12]	28.44	10/15/2014				
	0	69,920 [8]	23.28	12/10/2014				
					34,098	745,732[17]	0	0

(1) This table includes only those grants outstanding as of December 31, 2007; stock options that expired prior to the end of fiscal 2007 are excluded from this table.

(2) This column represents outstanding grants of restricted stock, restricted stock units and the 2007 Leadership Stock award held by our Named Executive Officers.

(3) The market value of unearned shares, units or other rights that have not vested was calculated using the closing price of Kodak common stock on December 31, 2007, which was $21.87, multiplied by the number of shares.

(4) There are no unearned Leadership Stock awards outstanding as of December 31, 2007.

(5) This option was granted on June 1, 2005 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(6) This option was granted on December 7, 2005 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(7) This option was granted on December 12, 2006 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(8) This option was granted on December 11, 2007 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(9) This option was granted on May 12, 2005 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(10) This option was granted on February 1, 2006 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(11) This option was granted on January 17, 2005 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(12) This option was granted on October 16, 2007 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(13) Mr. Perez's unvested stock awards include: (i) the remaining 50,000 unvested shares of a restricted stock award granted on April 2, 2003, which will vest on April 2, 2008; (ii) a restricted stock award of 60,000 shares, granted on June 1, 2005, which will vest 50% on June 1, 2008 and 50% on June 1, 2010; (iii) a restricted stock award of 28,487 shares, granted on February 27, 2007, which will vest in equal installments on February 27, 2008, 2009 and 2010; (iv) the remaining 25,000 unvested restricted stock units granted on October 1, 2003, which will vest on October 1, 2008; and (v) 73,475 performance stock units resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 and be paid in the form of shares of common stock.

(14) Mr. Sklarksy's unvested stock awards include: (i) a restricted stock award of 50,000 shares, granted on October 30, 2006, which will vest 50% on October 30, 2008 and 50% on October 30, 2010; and (ii) 23,360 performance stock units resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 and be paid in the form of shares of common stock.

(15) Mr. Faraci's unvested stock awards include: (i) the remaining 5,000 unvested shares of a restricted stock award granted on December 6, 2004, which will vest on December 6, 2009; (ii) a restricted stock award of 5,387 shares, granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2008, 2009 and 2010; and (iii) 13,709 performance stock units resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 and be paid in the form of shares of common stock.

(16) Mr. Langley's unvested stock awards include: (i) a restricted stock award of 5,179 shares, granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2008, 2009 and 2010; and (ii) 13,709 performance stock units resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 and be paid in the form of shares of common stock. In connection with Mr. Langley's termination without cause from the Company on March 14, 2008, he received "approved reason" and accelerated vesting with respect to the 5,179 restricted shares of the Company's stock granted to him on February 27, 2007; and "approved reason" and accelerated vesting with respect to the performance stock units he earned under the 2007 performance cycle of the Leadership Stock Program, to be paid in January 2010 in the form of fully vested shares of the Company's common stock.

(17) Ms. Hellyar's unvested stock awards include: (i) a restricted stock award of 15,000 shares, granted on July 17, 2006, which will vest 50% on July 17, 2009 and 50% on July 17, 2011; (ii) a restricted stock award of 5,389 shares, granted on February 27, 2007, which will vest in substantially equal installments on February 27, 2008, 2009 and 2010; and (iii) 13,709 performance stock units resulting from the 2007 Leadership Stock cycle which will vest on December 31, 2009 and be paid in the form of shares of common stock.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards (1)		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting (2) ($)
A.M. Perez	0	$0	32,660	$719,612
F.S. Sklarsky	0	0	0	0
P.J. Faraci	0	0	9,966	225,851
J.T. Langley	0	0	4,966	108,601
M.J. Hellyar	0	0	3,973	86,894

(1) None of the Named Executive Officers exercised stock options in 2007.

(2) This column represents the value of restricted stock that vested during 2007 and the award of shares earned under the 2006 EPSP. All awards represented in this column were valued using a stock price equal to the closing price on the vesting date. This column also includes the value of dividends earned on unvested performance stock units under the 2006 EPSP. The amount reported for Mr. Perez also includes 1,770 shares with a value of $44,066 representing vested in-kind dividends earned and deferred on vested and unvested restricted stock units.

PENSION BENEFITS FOR 2007

The Pension Benefits Table below shows the present value as of December 31, 2007 of the accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each Named Executive Officer, under KRIP, KURIP and, when applicable, their supplemental individual retirement arrangements. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in statement No. 87 under GAAP and are consistent with those used in our financial statements as described in Note 17 to the Notes to the Consolidated Financial Statements to the Company's Form 10-K for the year ended December 31, 2007. The present value has been calculated for all Named Executive Officers, with the exception of Ms. Hellyar, assuming they will remain in service until the normal retirement age of 65, and that the benefit is payable as a lump sum. The present value of Ms. Hellyar's accumulated benefit assumed a benefit commencement at age 60, when she would be entitled to retire without any benefit reduction, in the form of a straight life annuity.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
A.M. Perez	KRIP	4.75	$ 47,210	$ 0
	KURIP	4.75	615,196	0
	Individual Arrangement	15.63(1)	5,837,041	0
F.S. Sklarsky	KRIP	1.17	11,580	0
	KURIP	1.17	22,621	0
	Individual Arrangement	1.17	88,266	0
P.J. Faraci	KRIP	3.08	26,096	0
	KURIP	3.08	95,693	0
	Individual Arrangement	7.49(2)	688,651	0
J.T. Langley	KRIP	4.42	42,943	0
	KURIP	4.42	155,270	0
	Individual Arrangement	4.42	410,873(3)	0
M.J. Hellyar	KRIP	25.17	749,404	0
	KURIP	25.17	1,996,345	0

(1) Mr. Perez has been employed with the Company for 4.75 years as of December 31, 2007. Under his individual arrangement, he has accumulated 15.63 years, representing a difference of 10.88 years of additional service. Of Mr. Perez's total accumulated benefit shown above, $4,062,581 is attributable to his additional credited service as of December 31, 2007.

(2) Mr. Faraci has been employed with the Company for 3.08 years as of December 31, 2007. Under his individual arrangement, he has accumulated 7.49 years, representing a difference of 4.41 years of additional service. Of Mr. Faraci's total accumulated benefit shown above, $405,089 is attributable to his additional credited service as of December 31, 2007.

(3) Mr. Langley terminated with the Company on March 14, 2008 so his actual payments will be $51,034 under KRIP, $168,509 under KURIP and $500,013 under his individual arrangement.

Tax-Qualified Retirement Plan (KRIP)

The Company funds a tax-qualified defined benefit pension plan (KRIP) for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance component. KRIP's cash balance component covers all new employees hired after March 31, 1999, including Messrs. Perez, Sklarsky, Langley and Faraci. Ms. Hellyar is the only Named Executive Officer who participates in KRIP's traditional defined benefit component.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to 4% of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Employees vest in their account balance after completing five years of service (three years effective January 1, 2008). Benefits under the cash balance component are payable upon normal retirement (age 65), vested termination or death. Participants in the cash balance component of the plan may choose from among optional forms of benefits such as a lump sum, a joint and survivor annuity, and a straight life annuity.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the Named Executive Officers, is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of (a) 1.3% of APC, plus (b) 1.6% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity or a lump sum.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with the Company ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. An employee who has five or more years of vesting service with the Company will be entitled to a reduced vested benefit if employment with the Company is terminated before becoming eligible for normal retirement or early retirement benefits.

As of December 31, 2007, Ms. Hellyar is the only Named Executive Officer eligible for an early retirement benefit under the traditional defined benefit component of the plan.

Non-Qualified Supplemental Retirement Plans (KURIP and KERIP)

Each of our Named Executive Officers is eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP is an unfunded non-contributory retirement plan. It provides pension benefits where benefits cannot be paid under KRIP and matching contributions cannot be made to the Company's Savings and Investment Plan (SIP)(a 401(k) defined contribution plan), because of the limitation on the inclusion of earnings in excess of limits contained in Section 401(a)(17) of the Code (for 2006 and 2007, $220,000 and $225,000, respectively) and because deferred compensation is ignored when calculating benefits under KRIP and SIP.

For Named Executive Officers participating in the traditional defined benefit component of KRIP, the annual benefit is calculated by determining the amount of the retirement benefit to which the employee would otherwise be entitled under KRIP if deferred compensation were considered when calculating such benefit and the limits under Section 401(a)(17) of the Code were ignored, less any benefits earned under KRIP or under the Company's excess benefit plan (KERIP). KERIP is further described in the Compensation Discussion and Analysis on page 38 of this Proxy Statement. As of December 31, 2007, none of our Named Executive Officers had any accrued benefit under KERIP.

For Named Executive Officers participating in the cash balance component of KRIP, the annual benefit under KURIP is calculated by crediting an executive's account with an amount equal to 7% of an employee's compensation that is ignored under KRIP because it is either deferred compensation or in excess of the Section 401(a)(17) compensation limit. The ongoing balance of the executive's account earns interest at the 30-year Treasury bond rate.

Benefits due under KURIP are payable upon an employee's termination of employment or death, as the plan administrator may determine. For benefits not subject to Section 409A of the Code, the plan administrator may select, in his/her sole discretion, the form of payment options available under KURIP. For benefits subject to Section 409A of the Code, participants who retire on or before January 1, 2008 elect the form of distribution. If an employee's benefit under KRIP is subject to actuarial reduction, then any benefit payable under KURIP will also be subject to actuarial reduction.

Supplemental Individual Retirement Arrangements

Antonio M. Perez

Mr. Perez is eligible for a supplemental unfunded retirement benefit under the terms of his March 3, 2003 and February 27, 2007 letter agreements. Under these agreements, because Mr. Perez has been employed for three years, he will be treated as if eligible for the traditional defined benefit component of KRIP. For this purpose, he will be considered to have completed eight years of service with the Company and attained age 65. If, instead, Mr. Perez actually remains employed until age 65, he will be considered to have completed 25 years of service with the Company. Mr. Perez's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, and any Company matching contributions contributed to his account under SIP. Mr. Perez's February 27, 2007 letter agreement also provided that if Mr. Perez had been terminated before June 1, 2007, he would have received his supplemental retirement benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Perez's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Perez is terminated after January 1, 2008, he will receive his supplemental retirement benefit in a lump sum following the six-month anniversary of his termination.

Frank S. Sklarsky

In addition to the benefit Mr. Sklarsky may be eligible for under the cash balance component, he is covered under a supplemental unfunded retirement benefit under the terms of his letter agreements dated September 19, 2006 and September 26, 2006. Under these agreements, the Company established a phantom cash balance account on behalf of Mr. Sklarsky. The Company agreed to credit the account by $100,000 each year for up to five years, beginning October 30, 2007. Any amounts credited to this account will earn interest at the same interest rate that amounts accrue interest under the cash balance benefit. In order to receive any of the amounts credited to this account, Mr. Sklarsky must remain continuously employed for at least five years unless the Company terminates his employment for a reason other than cause. Upon termination of employment, any vested amount will be payable in a lump sum within four weeks after the six-month waiting period required for compliance under Section 409A of the Code.

Philip J. Faraci

Mr. Faraci is eligible for a supplemental unfunded retirement benefit under the terms of his November 3, 2004 letter agreement. Under this agreement, he is eligible to receive an extra 1.5 years of credited service for each year he is employed, up to a maximum of 20 years of enhanced credited service. If Mr. Faraci remains employed for five years, he will be treated as if eligible for the traditional defined benefit component of KRIP, and will be considered to have completed 12.5 years of service with the Company. If, instead, he remains employed for 12 years, he will be considered to have completed 30 years of service with the Company. Mr. Faraci's supplemental retirement benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, any Company matching contributions contributed to his account under SIP and any retirement benefits provided to him pursuant to the retirement plan of any former employer.

Mr. Faraci's letter agreement was amended by a letter agreement dated February 28, 2007 to provide for lump-sum payment of his supplemental retirement benefits. The terms of the February 28, 2007 agreement provide that if Mr. Faraci had been terminated before June 1, 2007, he would have received his supplemental retirement benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Faraci's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Faraci is terminated after January 1, 2008, he will receive his supplemental retirement benefit in a lump sum following the six-month anniversary of his termination.

James T. Langley

In addition to the benefit Mr. Langley may be eligible for under the cash balance component, he is also eligible for a supplemental unfunded retirement benefit under the terms of his August 12, 2003 offer letter. Under this agreement, the Company established a phantom cash balance account on behalf of Mr. Langley. For each full year of service he remains employed (up to a maximum of six years), the Company will credit the account with $100,000. The maximum the Company is obligated to credit to the account is $600,000. Any amounts credited to the account earn interest at the same rate that amounts accrue interest under the cash balance component. In order to receive any of the amounts credited to this account, Mr. Langley must remain continuously employed for at least three years unless his employment terminates for certain specified reasons.

Mr. Langley's letter agreement was amended by a letter agreement dated February 28, 2007 to provide for a lump-sum payment of his supplemental retirement benefits. Under the leaving benefits approved by the Compensation Committee for Mr. Langley on September 21, 2007, Mr. Langley will receive service credit for the period beginning August 18, 2007 and ending on the date of his departure and, therefore, will receive a pro-rated portion of the $100,000 that would be credited to him if he remained employed through August 18, 2008.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2007

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
A.M. Perez	Salary Deferral	$ 96,169[(1)]	$0	$ 16,086[(2)]	$0	$ 259,218[(3)]
	EDCP	0	0	84,207[(4)]	0	1,092,315[(5)]
	Deferred Stock Units	12,271[(6)]	0	-222,687[(7)]	0	1,421,445
F.S. Sklarsky	N/A	N/A	N/A	N/A	N/A	N/A
P.J. Faraci	N/A	N/A	N/A	N/A	N/A	N/A
J.T. Langley	Indiv. Bonus Deferral	479,497[(8)]	0	78,058[(9)]	0	1,094,672[(10)]
	EDCP	0	0	79,861[(11)]	0	1,035,937[(12)]
M.J. Hellyar	EDCP	0	0	14,581[(13)]	0	189,141[(14)]

(1) This amount represents a salary deferral of $96,169, which is also reported in the Summary Compensation Table for fiscal 2007.

(2) This amount represents earnings during fiscal 2007 and includes $4,455 of above-market interest, which is also reported in the Summary Compensation Table for fiscal 2007. Named Executive Officers' deferral account balances are credited with interest at the "prime rate" as reported in the Wall Street Journal compounded monthly. Above-market interest is calculated as the difference between the prime rate and 120% of the Applicable Federal Rate (AFR) for the corresponding month.

(3) This amount includes the 2006 salary deferral of $96,169 and the 2006 above-market interest of $2,054; these amounts are also reported in the Summary Compensation Table for fiscal 2006.

(4) This amount represents earnings during fiscal 2007 and includes $23,636 of above-market interest, which is also reported in the Summary Compensation Table for fiscal 2007.

(5) This amount includes the 2006 above-market interest of $20,522 which is also reported in the Summary Compensation Table for fiscal 2006.

(6) This amount represents the aggregate value of net dividends paid on Mr. Perez's unvested restricted stock units.

(7) Includes the aggregate value of net dividends on vested restricted stock units and on the earned and deferred 2004 - 2005 Leadership Stock award; also reflects earnings attributable to changes in Kodak's stock price during fiscal 2007 (i.e. the closing price of $25.80 as of December 29, 2006 vs. the closing price of $21.87 as of December 31, 2007).

(8) This amount represents the deferral of Mr. Langley's 2006 individual incentive plan (post FICA tax), which was paid and deferred in fiscal 2007. This amount is reported in the Summary Compensation Table for fiscal 2006.

(9) This amount represents earnings during fiscal 2007 and includes $21,808 of above-market interest, which is also reported in the Summary Compensation Table for fiscal 2007.

(10) This amount includes the 2006 above-market interest of $9,946, which is also reported in the Summary Compensation Table for fiscal 2006.

(11) This amount represents earnings during fiscal 2007 and includes $22,417 of above-market interest, which is also reported in the Summary Compensation Table for fiscal 2007.

(12) This amount includes the 2006 above-market interest of $16,982 which is also reported in the Summary Compensation Table for fiscal 2006.

(13) This amount represents earnings during fiscal 2007 and includes $4,093 of above-market interest, which is also reported in the Summary Compensation Table for fiscal 2007.

(14) This amount includes the 2006 above-market interest of $3,553 which is also reported in the Summary Compensation Table for fiscal 2006.

Executive Deferred Compensation Plan

The Company maintains the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP) for its executives. Near the end of each year, the Company's executives may elect to defer any portion of their base salary in excess of $50,000 for the following year and a portion of any EXCEL award earned for the following year. In 2007, the Compensation Committee froze the receipt of new monies into the plan in 2008 due to its low utilization and its administrative cost. The plan has only two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. Participants may only invest amounts in the Kodak phantom stock account if they are, or were, subject to our stock ownership guidelines. Dividend equivalents on amounts invested in an executive's phantom stock account are credited to an executive's account in the form of additional stock units at the same rate as dividends are paid on shares of Company common stock. The plan's benefits are neither funded nor secured.

Executives may elect to defer amounts under the plan for a fixed period of time during employment. After the period of fixed deferment, any account balance may be paid in a cash lump-sum payment as soon as administratively possible coincident with a pay cycle in September after the account is valued in August following the end of the deferment. Upon termination of employment, for amounts not subject to Section 409A of the Code, the Compensation Committee has the sole discretion to pay such amounts in a lump sum or in annual installments, not to exceed ten annual installments. For amounts subject to Section 409A of the Code, most Named Executive Officers filed a distribution election to be paid in a lump sum or in installments, provided that payments begin no later than when the executive reaches age 71. If an executive has not filed an election, then any amounts subject to Section 409A of the Code will be paid in a lump sum. Any amounts subject to Section 409A of the Code are subject to a further six-month waiting period following termination of employment in order to ensure compliance with Section 409A of the Code. Withdrawals prior to termination of employment are not permitted under the Plan except in cases of severe financial hardship not within the executive's control, although amounts not subject to Section 409A of the Code may be withdrawn by an executive prior to termination of employment, provided that 10% of the amount withdrawn will be forfeited by the executive.

Salary and Bonus Deferral Program

To preserve the full deductibility for federal income tax purposes of our Chief Executive Officer's base salary, Mr. Perez is required to defer that portion of his base salary that exceeds $1 million. The amount deferred each pay period bears interest at the same rate as described above for our EDCP. The deferred amounts and interest earned on these amounts are tracked through a notational account maintained by the Company. Amounts deferred are only payable upon Mr. Perez's retirement from the Company in the form of a lump sum. The notational account is neither funded nor secured.

Under the terms of Mr. Langley's offer letter described on page 55 of this Proxy Statement, Mr. Langley participated in an individual bonus plan established to incent achievement of certain pre-established goals in GCG for 2007. In February 2007, the Compensation Committee determined that Mr. Langley earned $490,000 under the bonus plan as a result of achievement of the 2006 performance goals. This amount, less applicable withholding, was contributed in February 2007 to an unfunded, deferred compensation account established on behalf of Mr. Langley. Any bonus amounts contributed to this account by the Company continue to bear interest at the prime rate, compounded annually, until they are distributed. Distributions from the account are subject to the same distribution rules as those in effect under our EDCP described previously.

Deferral of Stock Awards

Under the Company's prior equity award programs, Named Executive Officers were at times permitted to defer the receipt of various equity awards to a date later than the date as of which they vest. Mr. Perez elected to defer awards earned under the Alternative Award of the Executive Incentive Plan under the 2002 - 2004 performance cycle of the Company's Performance Stock Program, his restricted stock award granted on October 1, 2003 and performance stock units earned under the 2004-2005 performance cycle of the Leadership Stock Program. Each of these awards have fully vested as of December 31, 2007, with the exception of a portion of Mr. Perez's October 1, 2003 restricted stock award which will vest on October 1, 2008.

All of these deferred awards are tracked through notational accounts maintained by the Company. For each share or unit deferred, the executive receives a phantom unit of our common stock in his account. Any stock dividends or amounts equivalent to dividends paid on our common stock are added to the executive's notational account in the form of additional phantom units as they are paid at the same rate as dividends are paid on shares of our common stock. For these deferred awards, stock dividends were unrestricted, but are subject to the original payment terms of the underlying deferred award. The notational accounts are neither funded nor secured.

The payout, withdrawal and distribution terms are generally similar for each deferred award, other than the performance stock units earned under the 2004 - 2005 performance cycle of the Leadership Stock Program that were deferred by Mr. Perez. Pursuant to his deferral election, Mr. Perez will be entitled to receive a distribution following his termination of employment of all amounts in his deferred account attributable to these performance stock units (and any earnings thereon) in a lump-sum payment, in shares, as soon as administratively practicable in March of the following year after his termination of employment with the Company. If applicable, a six-month waiting period is required for compliance under Section 409A of the Code.

For all other deferred awards, upon termination of employment for any reason other than death, the amounts held in an executive's notational accounts will be distributed in a single lump sum or in up to 10 annual installments as determined by the Compensation Committee at its sole discretion. The Compensation Committee will also have the discretion to pay the amounts in cash or in shares, or in any combination of both. Upon an executive's death, the balance of an executive's deferred account that is not subject to restriction will be paid in a lump-sum cash payment within 30 days after appointment of a legal representative of the deceased executive. With respect to any restricted portion of Mr. Perez's deferred October 1, 2003 award of restricted stock, if Mr. Perez dies prior to the last day of the restricted period, his estate will be entitled to receive all of his unrestricted units of common stock credited to his deferred account and a pro rata share of the restricted units credited to his account.

Withdrawals prior to termination of employment are not permitted under the terms of the deferral program except in cases of severe financial hardship not within the executive's control, as determined at the Compensation Committee's sole discretion.

TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

Potential Payments upon Termination or Change-in-Control

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our Named Executive Officers in the event of termination of employment on December 31, 2007 pursuant to any individual arrangement with the Company are described below.

Actual amounts paid or distributed to our Named Executive Officers as a result of one of the separation events occurring in the future may be different than those described below due to the fact that many factors affect the amounts of any payments described under the various separation events discussed later. For example, factors that could affect the amounts payable include the executive's base salary, the Company's stock price and the executive's age and service with the Company. In addition, although the Company has entered into individual letter agreements providing severance benefits with most of our Named Executive Officers, in connection with a particular separation from the Company, the Company and the Named Executive Officer may mutually agree on severance terms that vary from those provided in pre-existing agreements.

In addition to benefits outlined in our Named Executive Officers' individual severance arrangements, Named Executive Officers will be eligible to receive any benefits accrued under the Company's broad-based benefit plans, such as distributions under SIP, disability benefits and accrued vacation pay, in accordance with those plans and policies. Our Named Executive Officers will also be eligible to receive any account balances at the 2007 fiscal year end under our non-qualified deferred compensation plans and programs as set forth in the Non-Qualified Deferred Compensation table on page 66 of this Proxy Statement and any present value of accrued benefits as set forth in the Pension Benefits table on page 63 of this Proxy Statement.

Following termination of employment, each of our Named Executive Officers is subject to compliance with the post-termination restrictive covenants set forth in their Eastman Kodak Company Employee's Agreement, in addition to any covenants provided for in their individual arrangements with the Company. These covenants generally prohibit our Named Executive Officers from disclosing proprietary or confidential information of the Company and from competing with the Company for a certain period after termination of their employment. All of our Named Executive Officers are prohibited for one year after termination of their employment from soliciting any of our employees to leave employment with the Company or any of our customers or suppliers to do business with any of our competitors. All of our Named Executive Officers are prohibited from engaging in any work for a competitor of the Company in the field in which they were employed by Kodak for a period of not more than 18 months after their employment is terminated. As described further below, Mr. Perez is also subject to a two-year non-compete after termination of his employment under his offer letter dated March 3, 2003.

For any unvested or restricted equity awards, related restriction periods may lapse and vesting may be accelerated automatically pursuant to the terms of the awards depending on the circumstances surrounding a Named Executive Officer's termination of employment. The Compensation Committee may waive any restrictions or accelerate vesting if an executive's termination is determined to be for an "approved reason." An approved reason is defined as a termination of employment that is in the best interest of the Company, as determined by the Compensation Committee. Absent an employment agreement specifying different treatment, equity awards held by Named Executive Officers will generally be affected as follows:

- **Stock Options:** If the Compensation Committee determines that a Named Executive Officer's termination is for an approved reason, then all unvested stock options will continue to vest as if employment continued and will expire on the third anniversary date of termination of employment. Upon termination of employment due to death or disability, all unvested stock options will immediately vest and remain exercisable until the third anniversary of employment termination.

- **Leadership Stock Awards:** Upon termination of employment due to death, disability, retirement or an approved reason, an executive will be eligible to receive a pro rata portion of any award earned under the performance cycle, provided the executive was employed for the first year of the performance cycle.

- **Restricted Stock Awards:** Subject to the Compensation Committee's approval, restrictions will lapse and executives will retain shares upon termination for death, disability or an approved reason.

Named Executive Officers will also be eligible to receive a pro rata amount of any EXCEL bonus award if their employment is terminated due to death, disability, retirement or approved reason.

Individual Severance Arrangements

Antonio M. Perez

Under the terms of his letter agreement dated March 3, 2003, Mr. Perez will be eligible to receive certain severance benefits in the event his employment is terminated under various circumstances as described below. The amount and nature of the severance benefits he will be eligible to receive varies depending on the circumstances surrounding his termination. As a condition to receiving severance benefits, Mr. Perez must execute a general release and covenant not to sue in favor of the Company. He is not required to seek other employment to mitigate the amount of any severance payments payable to him. Mr. Perez will be subject to a two-year non-compete agreement after termination of his employment. To the extent he breaches this non-compete agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause and for good reason. He will also be obligated to repay the Company for any severance benefits received.

Termination by the Company without Cause or by Mr. Perez for Good Reason. If Mr. Perez is terminated by the Company without cause or if Mr. Perez terminates his employment with the Company for good reason, he is eligible to receive (less applicable withholding):

- An amount equal to two times the sum of his current base salary and target EXCEL bonus award, payable over 24 months;
- A pro rata target bonus award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any restricted stock award (other than unvested restricted shares granted at the time of his employment) outstanding;
- Waiver of the forfeiture provisions for a pro rata portion of any restricted shares granted at the time of his employment;
- The continued vesting of unvested stock option awards and all vested stock options will remain exercisable for the remainder of their term;
- Continuation of existing coverage under Kodak's health and dental plans for four months at the Company's expense;
- Outplacement services;
- Services under Kodak's financial counseling program for the two-year period immediately following his termination of employment; and
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Termination by the Company for Cause. If Mr. Perez's employment is terminated by the Company for cause, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement as based on eight years of deemed service; and
- 60 days to exercise any vested stock options, unless the option is forfeited by its terms as a result of his termination for cause.

Termination by Mr. Perez without Good Reason. If Mr. Perez terminates his employment without good reason, he is eligible to receive (less applicable withholding):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service; and
- Any vested stock options granted at the time he commenced employment will remain exercisable for the remainder of their term and all other vested stock options will remain exercisable for 60 days.

Termination for Death. In the event Mr. Perez's employment is terminated due to his death, his estate will be eligible to receive (less applicable withholding):

- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any restricted stock award outstanding;
- Acceleration of the vesting of any unvested option award and all outstanding stock options will remain exercisable by his estate or transferee for the remainder of the original term;
- Services under Kodak's financial counseling program for the two-year period immediately following his death; and
- A survivor benefit calculated by using his additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Termination for Disability. In the event Mr. Perez's employment is terminated as a result of disability pursuant to the Company's long-term disability plan, he will be eligible to receive (less applicable withholding):

- Applicable benefits under the Kodak long-term disability plan;
- A pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions on any restricted stock award (other than unvested restricted shares granted at the time of his employment) outstanding for at least one year at the time of his termination;
- Waiver of the forfeiture provisions on a pro rata portion of the unvested restricted shares granted at the time of his employment;
- Continued vesting of any unvested stock option award granted prior to 2005 and such stock options will remain exercisable for the remainder of the term;
- Immediate vesting of any unvested option award (granted after 2004) outstanding and such stock options will remain exercisable for three years following termination;
- Services under Kodak's financial counseling program for the two-year period following his termination of employment; and
- His additional retirement benefit provided under his individual arrangement based on eight years of deemed service plus the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

Frank S. Sklarsky

Mr. Sklarsky's September 19, 2006 letter agreement provides that he will be eligible to receive certain severance benefits if his employment is terminated prior to October 30, 2011 due to disability or if we terminate his employment without cause without offering him a reasonably comparable position. He will be eligible to receive a severance allowance equal to his current annual base salary plus target EXCEL award, less applicable withholding, payable over a 12-month period commencing on the six-month anniversary of his last day at work. In addition to outplacement services, he will also be eligible for fully paid continued coverage under the Kodak medical and dental plan and basic coverage under the Kodak Life Insurance Plan for four months. If we terminate his employment without cause, Mr. Sklarsky will also be eligible for the supplemental retirement benefit provided under his individual arrangement as set forth in the Regular Severance Payments Table on page 72 of this Proxy Statement.

As a condition to receiving severance benefits, Mr. Sklarsky must execute a general waiver and release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement. To the extent he breaches the terms of the waiver agreement or the Employee's Agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause.

Philip J. Faraci

Pursuant to his letter agreement dated November 3, 2004, Mr. Faraci will be eligible to receive certain severance benefits if his employment is terminated by the Company prior to November 15, 2009 for any reason other than cause or disability. He will be entitled to a severance allowance equal to one times his current annual base salary plus target EXCEL award, payable over a 12-month period commencing on the six-month anniversary of his last day at work. Additionally, Mr. Faraci will be entitled to a pro rated portion of his individual enhanced retirement benefit if his employment is terminated prior to November 15, 2009.

As a condition to receiving these severance benefits, Mr. Faraci must execute a general release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Mr. Faraci breaches his waiver and release agreement or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and he will be required to repay all severance amounts previously paid by the Company.

James T. Langley

The Compensation Committee approved a severance arrangement for Mr. Langley in 2007 in connection with his planned departure from the Company, initially scheduled on December 31, 2007. In accordance with this arrangement, his termination of employment would be treated as an involuntary termination without cause. Upon his termination of employment, Mr. Langley will be eligible for: 1) a cash severance allowance of $810,000, an amount equal to Mr. Langley's annual total target cash compensation; 2) "approved reason" and accelerated vesting of the 5,179 restricted shares of the Company's stock granted to him on February 27, 2007 as a performance award; so he will not forfeit these shares due to his departure; 3) "approved reason" and accelerated vesting with respect to any award he earns under the 2007 performance cycle of the Leadership Stock Program, paid in January 2010, in the form of fully vested shares of the Company's common stock; and 4) for purposes of his supplemental unfunded retirement benefit, Mr. Langley will receive service credit for the period beginning August 18, 2007 and ending on the date of his departure and, therefore, will receive a pro-rated portion of the $100,000 that would be credited to him if he remained employed through August 18, 2008.

In addition, Mr. Langley's termination will be treated as an "approved reason" with respect to any unvested stock options he holds upon termination of employment that were granted to him earlier than one year prior to termination of employment. Upon termination of employment, Mr. Langley will be subject to the restrictive covenants under the Eastman Kodak Company's Executive Employee's Agreement.

Mr. Langley's last day of employment with the Company was March 14, 2008.

Mary Jane Hellyar

Pursuant to her August 18, 2006 letter agreement, Ms. Hellyar will be entitled to certain severance benefits if her employment is terminated due to disability or if we terminate her employment without cause without offering her a reasonably comparable position. She will be entitled to a severance allowance equal to two times her current annual base salary plus target EXCEL award, payable over a 12-month period commencing on the six-month anniversary of her last employment date. In addition to outplacement services, she will also be entitled to fully paid continued coverage under the Kodak medical and dental plan and for basic coverage under the Kodak Life Insurance Plan for four months.

Additionally, if her employment was terminated prior to June 1, 2007 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she would have been eligible to receive an additional severance payment of $680,000. If her employment is terminated under similar circumstances between June 1, 2007 and June 1, 2008, she will receive a payment of $320,000. This amount will be payable within 60 days after termination of employment in a lump sum.

If her employment is terminated without cause, Kodak will recommend that her termination be treated as an "approved reason" with respect to any outstanding restricted shares granted in connection with her 2006 retention award. As a condition to receive these severance benefits, Ms. Hellyar must execute a general waiver and release in favor of the Company. She will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Ms. Hellyar breaches the waiver and release or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and she will be required to repay all severance amounts previously paid by the Company.

Regular Severance Payments Table[1]

The table below estimates the incremental amounts payable upon a termination of employment by the Company without cause and for an "approved reason" as if the Named Executive Officer's employment was terminated as of December 31, 2007, using the closing price of our common stock as of December 31, 2007, which was $21.87.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.T. Langley	M.J. Hellyar
Cash Severance (2)	$ 5,610,000	$1,050,000	$1,295,000	$ 810,000	$1,587,600
Additional Severance Payment	0	0	0	0	320,000(8)
Intrinsic Value of Stock Options (3)	0	0	0	0	0
Restricted Stock (4)	3,520,786	1,093,500	227,164	113,265	445,907
Leadership Stock (5)	1,606,887	510,883	299,825	299,825	299,825
Benefits/Perquisites (6)	26,101	12,114	0	0	12,114
Pension (7)	702,626	100,875	457,682	37,260	0
Total	$11,466,400	$2,767,372	$2,279,670	$1,260,349	$2,665,446

(1) The values in this table: 1) reflect incremental payments associated with an involuntary termination without cause with approved reason; 2) assume a stock price of $21.87 equal to the closing market price of our common stock on December 31, 2007 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2007.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Perez's cash severance equation is two times his target cash compensation. Mr. Sklarsky's cash severance equation is one times his target cash compensation. Mr. Faraci's cash severance equation is one times his target cash compensation. Mr. Langley's cash severance equation is one times his target cash compensation consistent with his leaving arrangement approved by the Compensation Committee in 2007 for his separation from the Company initially planned for December 31, 2007. Ms. Hellyar's cash severance equation is two times her target cash compensation.

(3) All outstanding stock options that would vest in the event of an involuntary termination without cause with approved reason do not have any intrinsic value as of December 31, 2007 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2007.

(4) The amounts in this row report the value of unvested shares of restricted stock/restricted stock units that would automatically vest upon a termination with approved reason.

(5) The values in this row reflect the number of shares that our Named Executive Officers received under the 2007 Leadership Stock performance cycle, based upon a performance percentage of 73%.

(6) Mr. Perez would be entitled to $26,101 in benefits/perquisites, which include: 1) four months of continued medical and dental benefits, valued at $3,101; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year. Mr. Sklarsky and Ms. Hellyar would be entitled to $12,114 in benefits/perquisites, which include: 1) four months of continued medical, dental and life insurance benefits, valued at $3,114; and 2) outplacement benefits, valued at $9,000.

(7) The amounts included in this row report the incremental value of supplemental retirement benefits to which the Named Executive Officers would have been entitled. The amounts reported assume that all affected Named Executive Officers would receive their supplemental retirement benefits in a lump sum. As a result of Mr. Langley's termination with the Company on March 14, 2008, the actual incremental value payable to him is $57,534.

(8) If Ms. Hellyar is terminated on or after June 1, 2007 and before June 1, 2008 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will receive a payment of $320,000.

Severance Benefits Based on Termination Due to Disability Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to disability, as if the Named Executive Officer's employment was terminated as of December 31, 2007, using the closing price of our common stock as of December 31, 2007, which was $21.87.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.T. Langley	M.J. Hellyar
Cash Severance (2)	$ 0	$1,050,000	$ 0	$ 0	$1,587,600
Additional Severance Payment	0	0	0	0	320,000(8)
Intrinsic Value of Stock Options (3)	0	0	0	0	0
Restricted Stock (4)	3,520,786	1,093,500	227,164	113,265	445,907
Leadership Stock (5)	1,606,887	510,883	299,825	299,825	299,825
Benefits/Perquisites (6)	14,000	12,114	0	0	12,114
Pension (7)	702,626	0	0	0	0
Total	$5,844,299	$2,666,497	$526,988	$413,089	$2,665,446

(1) The values in this table: 1) reflect incremental payments associated with a termination due to disability; 2) assume a stock price of $21.87 equal to the closing market price of our common stock on December 31, 2007 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2007.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Sklarsky's cash severance equation is one times his target cash compensation. Ms. Hellyar's cash severance equation is two times her target cash compensation.

(3) All outstanding stock options that would vest in the event of a termination due to disability do not have any intrinsic value as of December 31, 2007 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2007.

(4) The amounts in this row report the value of unvested shares of restricted stock/restricted stock units that would automatically vest upon a termination due to disability. For Mr. Perez, the amount disclosed also includes value of the unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Perez's signing bonus, included in his offer letter, discussed on page 54 of this Proxy Statement.

(5) The values in this row reflect the number of shares that our Named Executive Officers received under the 2007 Leadership Stock performance cycle, based upon a performance percentage of 73%.

(6) Mr. Perez would be entitled to $14,000 in perquisites, which includes two years of financial counseling benefits, valued at $7,000 per year. Mr. Sklarsky and Ms. Hellyar would be entitled to $12,114 in benefits/perquisites, which include: 1) four months of continued medical, dental and life insurance benefits, valued at $3,114; and 2) outplacement benefits, valued at $9,000.

(7) The amounts included in this row report the incremental value of supplemental retirement benefits to which Mr. Perez would have been entitled assuming he would receive his supplemental retirement benefit in the form of a lump sum.

(8) If Ms. Hellyar is terminated on or after June 1, 2007 and before June 1, 2008 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will receive a payment of $320,000.

Severance Benefits Based on Termination Due to Death Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to death, as if the Named Executive Officer's employment was terminated as of December 31, 2007, using the closing price of our common stock as of December 31, 2007, which was $21.87.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.T. Langley	M.J. Hellyar
Cash Severance	$ 0	$ 0	$ 0	$ 0	$ 0
Intrinsic Value of Stock Options (2)	0	0	0	0	0
Restricted Stock (3)	3,575,461	1,093,500	185,246	113,265	445,907
Leadership Stock (4)	1,606,887	510,883	299,825	299,825	299,825
Benefits/Perquisites (5)	14,000	0	0	0	0
Pension (6)	702,626	0	0	0	0
Total	$5,898,974	$1,604,383	$485,071	$413,089	$745,732

(1) The values in this table: 1) reflect incremental payments associated with a termination due to death; 2) assume a stock price of $21.87 equal to the closing market price of our common stock on December 31, 2007 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2007.

(2) All outstanding stock options that would vest in the event of a termination due to death do not have any intrinsic value as of December 31, 2007 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2007.

(3) For all Named Executive Officers, except Mr. Faraci, the values in this row report the value of unvested shares of restricted stock/restricted stock units that would automatically vest upon a termination due to death. For Mr. Faraci, the value in this row represents the value of unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Faraci's signing bonus, included in his offer letter, discussed on page 54 of this Proxy Statement.

(4) The values in this row reflect the number of shares that our Named Executive Officers received under the 2007 Leadership Stock performance cycle, based upon a performance percentage of 73%.

(5) Mr. Perez's estate would be entitled to $14,000 in perquisites, which represents two years of financial counseling services, valued at $7,000 per year.

(6) The amounts included in this row report the incremental value of supplemental retirement benefits to which Mr. Perez would have been entitled assuming he would receive his supplemental retirement benefit in the form of a lump sum.

Severance Benefits Based on Termination by Mr. Perez with Good Reason Table[1][2]

The table below estimates the incremental amounts payable upon a termination of employment by Mr. Perez with good reason, as if the Named Executive Officer's employment was terminated as of December 31, 2007, using the closing price of our common stock as of December 31, 2007, which was $21.87.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.T. Langley	M.J. Hellyar
Cash Severance (3)	$5,610,000	N/A	N/A	N/A	N/A
Intrinsic Value of Stock Options (4)	0	N/A	N/A	N/A	N/A
Restricted Stock (5)	3,520,786	N/A	N/A	N/A	N/A
Leadership Stock (6)	1,606,887	N/A	N/A	N/A	N/A
Benefits/Perquisites (7)	26,101	N/A	N/A	N/A	N/A
Pension (8)	702,626	N/A	N/A	N/A	N/A
Total	$11,466,400	N/A	N/A	N/A	N/A

(1) This table only includes Mr. Perez because no other Named Executive Officer will receive severance benefits upon voluntary termination with Good Reason.

(2) The values in this table: 1) reflect incremental payments associated with a voluntary termination with good reason; 2) assume a stock price of $21.87 equal to the closing market price of our common stock on December 31, 2007 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2007.

(3) The cash severance amount for Mr. Perez was calculated by multiplying two times Mr. Perez's target cash compensation.

(4) All outstanding stock options that would continue to vest in the event of a termination due to good reason do not have any intrinsic value as of December 31, 2007 because the exercise price of these stock options is above the closing market price of our common stock on December 31, 2007.

(5) The amount in this row represents the value of unvested shares of restricted stock/restricted stock units that would automatically vest upon voluntary termination for good reason, and the value of the unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Perez's signing bonus, included in his offer letter, discussed on page 54 of this Proxy Statement.

(6) The values in this row reflect the number of shares that our Named Executive Officers received under the 2007 Leadership Stock performance cycle, based upon a performance percentage of 73%.

(7) Mr. Perez would be entitled to $26,101 in perquisites, which include: 1) four months of continued health and dental benefits, valued at $3,101; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year.

(8) The amounts included in this row report the incremental value of supplemental retirement benefits to which Mr. Perez would have been entitled assuming he would receive his supplemental retirement benefit in the form of a lump sum.

Change-in-Control Severance Payments

Executive Protection Plan

The Company maintains the Executive Protection Plan to provide severance pay and continuation of certain welfare benefits for Named Executive Officers in the event (i) a change-in-control occurs and (ii) the Named Executive Officer's employment is terminated by the Company for reasons other than cause or by the Named Executive Officer for good reason within two years after a change-in-control. A change-in-control is generally defined under the plan as:

- The incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- The acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- A merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- A vote by the shareholders to completely liquidate or dissolve the Company.

The plan provides that, in the event of a termination of employment, either voluntarily with "good reason" or involuntarily without "cause," within two years following a change-in-control, each of the Named Executive Officers will receive a lump-sum severance payment equal to (a) three times their base salary and target EXCEL bonus and (b) continued participation in the Company's medical, dental, disability and life insurance plans for 12 months at no cost to the executive. The plan also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Code. If it is determined that an executive would not be subject to an excise tax if the payments received in connection with the change-in-control were reduced by 10%, then amounts payable to the executive under the plan will be reduced to the maximum amount the executive could be paid without giving rise to an excise tax.

"Good reason" is defined under the plan for our Named Executive Officers to mean:

- The assignment of, or change in, the duties or responsibilities of the Named Executive Officer that are not comparable in any adverse respect with his or her duties prior to the change-in-control, other than a change in the executive's title or reporting relationship;
- A reduction of the Named Executive Officer's pay, target bonus opportunities or benefits;
- A material reduction in the perquisites or fringe benefits provided;
- The failure of any successor to the Company to assume the plan; or
- Any amendment or termination of the plan not permitted by its terms.

"Cause" is defined under the program for our Named Executive Officers to mean:

- The willful and continued failure of the executive to substantially perform his or her duties (other than due to physical or mental illness) after a written demand by the Board; or
- The willful engaging in illegal conduct or gross misconduct which is materially injurious to the Company or its affiliates.

In addition to the above, the plan provides that both Mr. Perez and Mr. Faraci would also be entitled to these severance benefits if they voluntarily terminate their employment for any reason during the 30-day period commencing 23 months after the change-in-control. A Named Executive Officer will also receive severance benefits under the plan if his or her employment is terminated prior to a change-in-control if they are able to demonstrate that their employment was terminated in contemplation of a change-in-control and a change-in-control occurs.

Other Benefit Plans

In 2007, the Company undertook a review of the change-in-control benefits under various Company plans. This review was initiated to understand the positioning of Kodak plans in relation to best external practices from governance, competitive and potential cost perspectives. Based on the review, the Compensation Committee determined to gradually phase out over a five-year period the change-in-control pension enhancements under the Company's defined benefit pension plan (KRIP) and unfunded supplemental retirement plan (KURIP). As a result, effective January 1, 2008, the additional age and service resulting from the change-in-control pension enhancement will be a maximum of four years and the maximum will thereafter decrease by one year for every additional year that transpires until the enhancement is fully phased out effective January 1, 2012.

Previously under KRIP and KURIP, any participant in the traditional defined benefit component, including the affected Named Executive Officers, whose employment is terminated for a reason other than death, disability, cause or voluntary resignation, within five years of a change-in-control was provided up to five additional years of service to determine eligibility for a vested right, to calculate the amount of the accrued benefit, and to determine any applicable early retirement factors. In addition, a participant was deemed to have up to five additional years of age in determining any applicable early retirement factors. For participants age 50 or older as of the date of the change-in-control, the enhanced age and service was used to determine eligibility for retirement.

The actual additional number of years of service and age that are given to a participant decreases proportionately depending upon the number of years that elapsed between the date of a change-in-control and the date of the participant's termination of employment. If the plan is terminated within five years after a change-in-control, the benefit for each participant would be calculated as indicated previously.

Participants in the cash balance component of KRIP and KURIP, including the affected Named Executive Officers, are entitled to a benefit equal to 7% of the participant's annual compensation at the time of the termination times the number of additional years of service that the executive is entitled to under the plan's change-in-control pension enhancement.

Compensation Programs

Upon a change-in-control (as defined in EDCP and by Section 409A of the Code to the extent applicable), each Named Executive Officer who participates in EDCP will be entitled to a lump-sum cash payment of his or her account balance under the plan. For amounts not subject to Section 409A of the Code, this rule will not apply if the executive elects in writing no later than prior to the beginning of the year preceding the year in which a change-in-control occurs that payment shall be made in equal installments over a period not longer than 11 years.

Under the EXCEL plan, if a Named Executive Officer's employment is terminated within two years following a change-in-control other than as a result of death, disability, voluntary termination or for cause, the executive will be entitled to be paid any earned but unpaid award and a pro rata target award for the year in which their employment is terminated. If, upon a change-in-control, Kodak's common stock ceases to be actively traded on the NYSE, then each Named Executive Officer will be entitled to receive any earned but unpaid award and a pro rata target award for the year in which the change-in-control occurs.

In the event of a change-in-control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans (with the exception of the 2005 Omnibus Long-Term Compensation Plan) will generally be affected as follows, when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all Plan awards:

- Under the Company's stock option plans, all outstanding stock options will vest in full and be cashed out based on the difference between the change-in-control price and the option's exercise price.
- Under the Company's restricted stock programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change-in-control price.

Under the Company's 2005 Omnibus Long-Term Compensation Plan, upon a change-in-control (as defined in the plan), if outstanding stock option and restricted stock awards are assumed or substituted by the surviving company, as determined by the Compensation Committee, then the awards will not immediately vest or be exercisable. If the awards are so assumed or substituted, then the awards will be subject to accelerated vesting and exercisability upon certain terminations of employment within the first two years after the change-in-control. Only if the awards are not so assumed or substituted will they become immediately vested, exercisable and cashed out. For performance awards, if more than 50% of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at 50% of target performance, regardless of actual performance to date.

Change-in-Control Severance Payments Table[1]

The table below estimates the incremental amounts payable upon a termination of employment by the Company in connection with a change-in-control, as if the Named Executive Officer's employment was terminated as of December 31, 2007 using the closing price of our common stock as of December 31, 2007, which was $21.87.

	A.M. Perez	F.S. Sklarsky	P.J. Faraci	J.T. Langley	M.J. Hellyar
Cash Severance (2)	$ 8,415,000	$3,150,000	$3,885,000	$2,430,000	$2,381,400
Additional Severance Payment	0	0	0	0	320,000(8)
Intrinsic Value of Stock Options (3)	0	0	0	0	0
Restricted Stock (4)	3,575,461	1,093,500	227,164	113,265	445,907
Leadership Stock (5)	1,606,887	510,883	299,825	299,825	299,825
Benefits / Perquisites (6)	9,341	9,341	9,341	9,341	9,341
Pension (7)	702,626	349,230	1,248,313	386,747	2,484,010
Excise Tax Gross-Up	5,022,368	2,071,883	2,793,633	1,324,213	2,803,835
Total	$19,331,683	$7,184,838	$8,463,276	$4,563,390	$8,744,318

(1) The values in this table: 1) reflect incremental payments associated with a termination in connection with a change-in-control; 2) assume a stock price of $21.87 (except where otherwise noted); and 3) include all outstanding grants through the assumed change-in-control/termination date of December 31, 2007.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by three.

(3) All outstanding stock options that would accelerate in the event of a termination following a change-in-control do not have any intrinsic value as of December 31, 2007.

(4) The values in this row report the value of unvested shares of restricted stock/restricted stock units that would automatically vest upon a termination subsequent to a change-in-control.

(5) The values in this row reflect a 73% earnout for the 2007 Leadership Stock performance cycle.

(6) All Named Executive Officers would be entitled to $9,341 in benefits, which represents one year of continued medical, dental and life insurance.

(7) The amounts included in this row represent the incremental value of enhanced pension benefits to which the Named Executive Officers would have been entitled.

(8) If Ms. Hellyar is terminated on or after June 1, 2007 and before June 1, 2008 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will receive a payment of $320,000.

■ Reporting Compliance

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our Section 16 Executive Officers, directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these Section 16 Executive Officers, directors and 10% shareholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2007 fiscal year, four SEC Form 4s were not filed timely. These reports were filed by Carl Gustin, Joyce Haag and Mary Jane Hellyar.

By Order of the Board of Directors



Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 3, 2008

■ Exhibits

EXHIBIT I — DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the recently finalized NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1) A director will not be considered "independent" if, within the preceding three years:

- The director was an employee, or an immediate family member of the director was an executive officer of the Company; or
- The director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as a non-executive employee of the Company need not be considered in determining independence under this test; or
- The director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company; or
- The director, or an immediate family member of the director, was employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; or
- The director was employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of: a) $1 million or b) 2% of such other company's consolidated gross revenues; provided, however, that, in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer — the former employment of the director or immediate family member need not be considered.

2) The following relationships will not be considered to be material relationships that would impair a director's independence:

- **Commercial Relationship:** if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of: a) $1,000,000 or b) 2% of such other company's consolidated gross revenues;
- **Indebtedness Relationship:** if a director of the Company is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness is less than 2% of the consolidated assets of the company wherein the director serves as an executive officer;
- **Equity Relationship:** if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or
- **Charitable Relationship:** if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of: a) $1,000,000 or b) 2% of that organization's gross revenues.

3) For relationships not covered by Section 2 above, or for relationships that are covered, but as to which the Board believes a director may nevertheless be independent, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above. The Company will explain in its proxy statement any Board determination that a relationship was immaterial in the event that it did not meet the categorical standards of immateriality set forth in Section 2 above.

4) For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that, when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

EXHIBIT II — DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

Integrity. Directors should have proven integrity and be of the highest ethical character and share the Company's values.

Reputation. Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.

Judgment. Directors should have the ability to exercise sound business judgment on a broad range of issues.

Knowledge. Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

Experience. In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions.

Maturity. Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.

Commitment. Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.

Skills. Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.

Track Record. Directors should have a proven track record of excellence in their field.

Diversity. Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.

Age. Given the Board's mandatory retirement age of 72, directors must be able to, and should be committed to, serve on the Board for an extended period of time.

Independence. Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.

Ownership Stake. Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

EXHIBIT III — DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1) The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.

2) Using the results of this assessment, the Committee will prepare a target candidate profile.

3) The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.

4) The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.

5) The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.

6) Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.

7) Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.

8) A reference check will be performed on the candidate.

9) Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.

10) The full Board will vote on whether to elect the candidate to the Board.

11) The Secretary of the Company will arrange for orientation sessions for newly elected directors, including briefings by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements and key policies and practices, including corporate governance matters.

EXHIBIT IV — AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee (general pre-approval) or require the specific pre-approval of the Audit Committee (specific pre-approval). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. Audit Services

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. Audit-Related Services

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations for significant or unusual transactions not classified as "audit services," assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities, financial audits of employee benefit plans, agreed-upon or expanded audit procedures performed at the request of management and assistance with internal control reporting requirements.

IV. Tax Services

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Code and related regulations.

V. Other Permissible Non-Audit Services

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Budgeted Amounts

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. Procedures

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. Delegation

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

EXHIBIT V — AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary purpose of the Committee is to assist the Board of Directors in overseeing:

1) The integrity of Kodak's quarterly and annual consolidated financial statements and the financial and business information provided to the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and investors;
2) Kodak's systems of disclosure controls and procedures and internal controls over financial reporting, including anti-fraud controls;
3) Kodak's financial accounting principles and policies;
4) The performance of Kodak's internal audit function;
5) The independent accountant's selection, compensation, retention, performance and evaluation, including the assessment of the independent accountant's qualifications and independence;
6) Legal and regulatory compliance and compliance programs;
7) Legal and business risk management; and
8) Preparation of an Audit Committee report to be included in Kodak's annual proxy statement, as required by the SEC.

II. COMPOSITION

1) The Audit Committee shall consist of at least three Board members, all of whom meet the requirements for independence under the SEC rules and NYSE listing standards. No person serving on the audit committees of more than two other publicly traded companies shall be appointed to, or remain on, the Committee;
2) Prospective members shall be recommended by the Corporate Responsibility and Governance Committee with the advice and counsel of the Chairman and CEO and shall be appointed by the Board. One member shall be designated by the Board as the Committee Chair;
3) All members shall be financially literate, as determined by the Board in its business judgment, or shall become so in a reasonable period of time after appointment;
4) At least one member of the Committee shall have accounting or related financial management expertise as required by the NYSE Listing Standards, as determined by the Board in its business judgment, and shall be a "Financial Expert", as defined by the SEC; and
5) All members shall receive appropriate training and information necessary to fulfill the Committee's responsibilities.

III. MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may have in attendance at meetings the members of management or others it deems necessary in order to provide the information necessary to carry out its duties.

IV. DUTIES, RESPONSIBILITIES AND POWERS

The Committee shall have the following duties, responsibilities and powers:

1. With respect to the independent accountant the Committee shall:

(a) Serve as the Board's avenue of communication with the independent accountant;

(b) Select, evaluate, monitor, retain, and, if necessary, discharge the independent accountant;

(c) Ensure the independent accountant and management understand that the Committee, as the shareholders' representative, is the independent accountant's client, and therefore that the independent accountant is ultimately accountable to the Committee;

(d) Meet regularly with the independent accountant. Meet separately on a periodic basis with management, the internal auditors and the independent accountant. Provide an opportunity for the independent accountant to meet with the Board when necessary and appropriate;

(e) Confirm and assure the independent accountant's independence by:

(i) Reviewing the independent accountant's annual written statement delineating all relationships between the independent accountant and Kodak;

(ii) Monitoring, pre-approving and, if appropriate, limiting fees paid to the independent accountant for audit services, internal control-related services and other non-audit services;

(iii) Discussing with the independent accountant any relationships or services that may affect the independent accountant's objectivity or independence;

(iv) Verifying that the independent accountant has complied with requirements regarding the rotation of lead audit partners; and

(v) Confirming and assuring no attempts have been made to improperly influence the performance of the independent accountant's audit functions.

(f) Review and approve the annual audit plan and the audit reports of the independent accountant;

(g) Obtain and review, at least annually, the independent accountant's report describing: the independent accountant's internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review, of the independent accountant, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent accountant; any steps taken to deal with the issues; and all relationships between the independent accountant and Kodak; and

(h) Set policies regulating the hiring of employees and former employees of the independent accountants.

2. With respect to the internal auditors the Committee shall:

(a) Serve as the Board's avenue of communication with the Director of Corporate Auditing;

(b) Review and approve the appointment, replacement, reassignment or dismissal of the Director of Corporate Auditing;

(c) Confirm and assure the independence of the internal auditors, and that no attempts have been made to improperly influence the performance of their audit functions;

(d) Review the annual audit plan of the internal auditors, its scope and the intended level of support for, and coordination with, the external audit process; and

(e) Review periodically internal audit activities, staffing and budget to assure the appropriate level of resources is available.

3. With respect to Kodak's financial disclosures and statements the Committee shall:

(a) Inquire of management and the independent accountant as to:

(i) The acceptability and appropriateness of financial accounting principles, policies and disclosures, used or proposed by Kodak, including analysis of the effects of all material alternative GAAP methods on financial statements;

(ii) Management's quarterly evaluation of the adequacy of Kodak's system of disclosure controls and procedures; and

(iii) The adequacy of Kodak's system of internal controls, including whether there are significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud involving employees with significant roles in Kodak's system of internal controls. In this regard, the Committee shall oversee management's assessment of Kodak's system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and management's certification processes under Sections 302 and 906 of the Sarbanes-Oxley Act. The Committee shall also ensure that management appropriately addresses any significant deficiencies or material weaknesses that are communicated.

(b) Perform the following with respect to the Company's consolidated financial statements:

(i) Review with management and the independent accountant:

– Significant financial reporting issues and judgments made in connection with the preparation of the Company's consolidated financial statements;

– Significant issues regarding the Company's accounting and reporting principles and practices, including critical accounting policies;

– Significant changes or developments in accounting and reporting principles and practices;

– Matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit;

– The results of the audit, including a review of any audit problems or difficulties encountered by the independent auditor in the course of the audit work, any restrictions on the scope of its activities or access to required personnel or information, and any disagreements with management;

– Any significant changes required in the scope of the independent accountant's audit; and

– Principles of accounting proposed or promulgated by regulatory accounting authorities;

(ii) Review legal matters that may have a material impact on the consolidated financial statements with the Company's General Counsel, Director of Corporate Auditing, the Controller and the independent accountant;

(iii) Review the annual audited and quarterly reviewed consolidated financial statements, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," with management and the independent accountant prior to Kodak's filing of the related Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;

(iv) Recommend to the Board whether the audited consolidated financial statements be included in Kodak's Annual Report on Form 10-K prior to its filing;

(v) Review the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q prior to their filings;

(vi) Discuss sales and earnings press releases with management and the independent accountant. Discuss with management financial information and earnings guidance provided to analysts and rating agencies; and

(vii) Discuss with management any comment letters from the SEC relating to the Company's historical filings and the related responses.

4. With respect to risks and uncertainties, including contingent liabilities the Committee shall:

(a) Review Kodak's risk management and assessment policies, and where appropriate, delegate to other Board committees primary review responsibility for particular risk areas;

(b) Inquire of management and the Director of Corporate Auditing about significant risks or exposures and review the steps management has taken to minimize them; and

(c) Review management's analysis and evaluation of significant financial accounting and reporting issues (including critical accounting policies and significant off balance sheet structures) and the extent to which these issues, structures and policies affect Kodak's consolidated financial statements.

5. With respect to the internal control and disclosure control environments the Committee shall:

(a) Oversee Kodak's compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and

(b) Review with management, the independent accountant, and the Director of Corporate Auditing the adequacy of Kodak's disclosure controls and procedures and internal control over financial reporting, including anti-fraud controls and the findings and recommendations of the independent accountant and internal auditors, together with management's proposed responsive actions.

6. With respect to Kodak's ethical, legal and regulatory compliance programs the Committee shall:

(a) Oversee Kodak's ethical, legal and regulatory compliance programs;

(b) Review Kodak's legal and regulatory compliance programs for legal and ethical business conduct, and meet periodically with Kodak's Compliance Officer;

(c) Establish procedures for the receipt, retention and treatment of complaints received by Kodak regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(d) Review any potential material related party transactions.

7. With respect to access and communication the Committee shall:

(a) Meet separately and privately with the independent accountant, the Director of Corporate Auditing and Kodak's chief financial and accounting officers to ascertain if any restrictions have been placed on the scope of their activities or attempts made to improperly interfere with their audit activities, and to discuss any other matters they or the Committee believe should be discussed privately;

(b) Meet in executive session as necessary and appropriate; and

(c) Report Committee actions to the Board, with appropriate recommendations.

8. With respect to advisors and legal counsel the Committee shall:

In its sole discretion, as it deems advisable, retain at Kodak's expense, accountants, legal counsel and other advisors and consultants to assist it in the performance of its duties.

9. With respect to reporting its activities the Committee shall:

(a) Review its charter annually and recommend changes, as necessary, to the Board;

(b) Report its activities regularly to the Board and make recommendations to the Board with respect to matters within its purview, as necessary or appropriate;

(c) Cause to be included with Kodak's proxy statement a copy of the Committee's charter once every three years or whenever it is amended;

(d) Cause to be included in Kodak's proxy statement a Committee Report in accordance with NYSE Listing standards and Item 306 of Regulation S-K; and

(e) Ensure Kodak submits an annual written affirmation to the NYSE.

10. With respect to certain other matters the Committee shall:

(a) Perform an annual Committee self assessment; and

(b) Receive training in order to better develop skills related to the performance of its duties.

V. OVERSIGHT ROLE

Kodak's financial statements are the responsibility of management. The independent accountant's responsibility is to plan and perform its audit to obtain reasonable assurance that the financial statements present fairly, in all material respects, Kodak's financial position, results of operations and cash flows. Kodak's internal audit function is responsible for providing an independent, objective appraisal of Kodak's business activities to support management in its responsibilities to conduct operations in an environment of effective internal control, and in its assertion of the effectiveness of these internal controls for regulatory reporting purposes. The Committee's responsibility shall be to oversee these activities and the other matters outlined in this Charter.

As adopted by BOD: 2/17/04

Previously adopted: 12/16/03, 5/8/02, 2/8/01, 5/10/00, 12/11/98

2008 ANNUAL MEETING DIRECTIONS AND PARKING INFORMATION

Columbus Marriott

800 Front Avenue, Columbus, GA 31901

Directions

From I-185 South

Take Exit 7/US-27.

Turn right onto Manchester Expressway/US-27.

Turn left onto Veteran's Parkway.

Turn right onto 9th Street.

From Columbus Airport

Head southeast on W. Britt David Road.

Make a U-turn.

Turn right to stay on W. Britt David Road.

Turn left onto Veteran's Parkway.

Turn right onto 9th Street.

From Atlanta Airport

Head southeast on N. Terminal Parkway toward Camp Creek Parkway.

Slight left at Camp Creek Parkway (signs for Camp Creek Parkway/Return to Terminal/I-85 S/I-285).

Continue on S. Parkway (signs for Montogomery/I-85 S/I-285).

Take the ramp onto I-85 S.

Take exit 21 to merge onto I-185 S toward Columbus.

Take exit 7 toward Columbus.

Merge onto Manchester Expressway/US-27.

Turn left onto Veteran's Parkway.

Turn right onto 9th Street.

Parking

Free parking is available behind the Columbus Marriott.

■ Corporate Directory

BOARD OF DIRECTORS

Mr. Richard S. Braddock
Chairman & CEO, Fresh Direct

Mr. Timothy M. Donahue
Former Executive Chairman,
Sprint Nextel Corporation

Dr. Michael J. Hawley
Former Director of Special Projects, MIT

Mr. William H. Hernandez
Senior Vice President, Finance, & CFO,
PPG Industries

Mr. Douglas R. Lebda
President & COO, IAC/InterActiveCorp

Ms. Debra L. Lee
Chairman & CEO,
BET Holdings, Inc.

Mr. Delano E. Lewis
Former U.S. Ambassador to South Africa

Mr. William G. Parrett
Former Senior Partner of Deloitte & Touche
USA LLP

Mr. Antonio M. Perez
Chairman & CEO,
Eastman Kodak Company

Dr. Hector de J. Ruiz
Chairman & CEO, AMD

Mr. Dennis F. Strigl
President & COO, Verizon Communications

Dr. Laura D'Andrea Tyson
Professor of the
Walter A. Haas School of Business

CORPORATE OFFICERS

Antonio M. Perez
Chairman & CEO

Mary Jane Hellyar
President,* Film, Photofinishing and Entertainment
Group, Executive Vice President

Philip J. Faraci
President & COO

Frank S. Sklarsky
CFO & Executive Vice President

Senior Vice Presidents

Robert L. Berman
Chief Human Resources Officer

Joyce P. Haag
General Counsel

William J. Lloyd
Chief Technical Officer

Vice Presidents

John E. Blake, Jr.
General Manager, Digital Capture and Imaging
Products, Consumer Digital Imaging Group

Essie L. Calhoun
Chief Diversity Officer and Director,
Community Affairs

Jaime Cohen Szulc
Managing Director, Consumer Digital Global
Customer Operations, CDG Chief Operating Officer

Andrew P. Copley
Chief Operating Officer and Managing Director,
Global Customer Operations,
Graphic Communications Group

Douglas J. Edwards
General Manager, Prepress Solutions,
Graphic Communications Group

Jeffrey W. Hayzlett
Chief Business Development Officer

Judi Hess
General Manager, Enterprise Solutions,
Graphic Communications Group

Kevin Joyce
Chief Marketing Officer, Graphic
Communications Group

David M. Kiser
Director, Health, Safety, and Environment

Michael A. Korizno
General Manager, Americas Region,
Consumer Digital Imaging Group

Brad W. Kruchten
General Manager, Retail Printing
Solutions Business,
Consumer Digital Imaging Group

Dolores K. Kruchten
General Manager, Document Imaging,
Graphic Communications Group

Antoniette McCorvey
Director, Investor Relations

Diane F. McCue
General Manager, Paper & Output Systems,
Consumer Digital Imaging Group

Gerard K. Meuchner
Director, Communications and Public Affairs

John O'Grady,
Chairman Eastman Kodak S.A.**, General
Manager, Europe, Africa and Middle East,
CDG Group and Film, Photofinishing and
Entertainment Group

Gustavo Oviedo
Managing Director, Asia Pacific Region

Laura G. Quatela
Director, Intellectual Property Transactions

Isidre Rosello
General Manager, Inkjet Printing Solutions,
Graphic Communications Group

William G. Tompkins
General Manager, Motion Picture Film Group,
Entertainment Imaging

Kim E. VanGelder
Chief Information Officer

Paul A. Walrath
Chief Operating Officer, Film, Photofinishing and
Entertainment Group

Ying Yeh
President and Chairman, North Asia Region

Nicoletta Zongrone
General Manager, Worldwide Kiosk Systems and
Service, Consumer Digital Imaging Group

Secretary

Laurence L. Hickey
Chief Governance Officer

Patrick M. Sheller
Assistant Secretary, Chief Compliance Officer

Treasurer

William G. Love

Controller

Diane E. Wilfong

* Divisional
** Subsidiary of Eastman Kodak Company

About Kodak

As the world's foremost imaging innovator, Kodak helps consumers, businesses and creative professionals unleash the power of pictures and printing to enrich their lives.

To learn more, visit **http://www.kodak.com**
and our blogs: **1000words.kodak.com** and **1000nerds.kodak.com**.

Kodak

Eastman Kodak Company
343 State Street
Rochester, NY 14650
www.kodak.com

END

This document was produced using solutions from Kodak's Graphic Communications Group including **Kodak Approval** XP4 Digital Color Imager, **Kodak Thermal Gold** Digital Plates, **Kodak Trendsetter** 800 C **Quantum** Platesetter, and other **Kodak** Technologies.


Mixed Sources
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